Form 20-F
period 2011-02-27
Stratus Technologies Bermuda Holdings Ltd.
filed 2011-05-25
CIK 1507842

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 27, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organisation)

Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Ernest A. Morrison
Address: Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
Phone: (441) 295-4630
Facsimile: (441) 292-7880
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

None	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Guaranty of the $480 Principal Amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd.; and
Guaranty of the $520 Principal Amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
10,093,146.62 preference shares, par value $1.50 per share, and
44,320,789.38 ordinary (common) shares, par value $0.5801 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐     No* ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

*	The registrant became subject to the filing requirements of Section 15(d) of the Securities Exchange Act of 1934 on April 18, 2011. The registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 since that date.

i

INTRODUCTION AND USE OF CERTAIN TERMS

Stratus Technologies Bermuda Holdings Ltd. (“Holdings”) is a company formed under the laws of Bermuda. Except as otherwise expressly set forth in this document, the terms the “Company,” “we,” “us,” “our” and “Stratus” refer collectively to Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries, as well as the predecessor entities of the same.

The financial statements included in this annual report are prepared on the basis of generally accepted accounting principles in the United States, or U.S. GAAP. References in this annual report to fiscal 2011, 2010 and 2009 are to the fiscal years ended February 27, 2011, February 28, 2010 and February 22, 2009, respectively. The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. References to “USD,” “dollars” or “$” are to United States dollars.

References in this annual report to “Units” are to the 215,000 outstanding of our units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 (collectively, the “Bermuda Notes”) of Stratus Technologies Bermuda Ltd. (the “Bermuda Issuer”) and $520 principal amount of 12% Senior Secured Notes due 2015 (collectively, the “U.S. Notes”) of Stratus Technologies, Inc. (the “U.S. Issuer” and, together with the Bermuda Issuer, the “Issuers”). References to “Notes,” “Senior Notes” or “Senior Secured Notes” are to the Bermuda Notes and the U.S. Notes, collectively. The Units and underlying Notes were issued in connection with the April 2010 Refinancing.

References in this annual report to the “April 2010 Refinancing” or the “fiscal 2011 refinancing” are to the restructuring transactions which occurred on April 8, 2010. References to the “Second Lien Credit Facility” or “Lien 2” are to our current second lien credit facility, which was amended on March 22, 2010 in connection with the April 2010 Refinancing. References in this annual report to the “Revolving Credit Facility” are to our current $25.0 million revolving first lien credit facility, which was entered into on April 8, 2010 in connection with the April 2010 Refinancing. We refer you to the disclosure under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing” for more information regarding these transactions and the other transactions that occurred in connection with the April 2010 Refinancing.

Unless otherwise expressed, the term “our shares” as used in this annual report shall refer to the ordinary shares, par value USD $0.5801, and preference shares, par value USD $1.50, on an as-converted basis. Except as otherwise noted, any discussions in this annual report relating to the corporate governance of the Company refer to the corporate governance of Stratus Technologies Bermuda Holdings Ltd.

MARKET AND INDUSTRY DATA

Market and certain other data used throughout this annual report (including data regarding the availability of our servers, customer satisfaction and projections regarding the growth of the market for fault-tolerant and high-availability servers) are based on the good faith estimates of our management, which are derived from our management’s review of internal company surveys, independent industry surveys from, among others, Gartner, Inc. (“Gartner”), Infonetics Research, Information Technology Intelligence Corp. (“ITIC”), International Data Group Inc. (“IDC”), and other publicly available information.

While we believe that the industry and similar data presented herein that is derived from information released by third-party sources is accurate, we have not independently verified this information and cannot guarantee its accuracy. Similarly, internal company surveys, which we believe to be reliable, have not been verified by any independent sources. Market and other data involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3. Key Information — D. Risk Factors.”

TRADE NAMES AND TRADEMARKS

Stratus®, ftServer®, Continuum®, ActiveServicetm, CALM® and Stratus Avance® are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward-looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.

Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	the other factors discussed in “Item 3. Key Information — D. Risk Factors” in this annual report.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this annual report. These forward-looking statements represent our views only as of the date of this annual report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Current information in this annual report has been updated to February 27, 2011, and Stratus undertakes no duty to further update this information, unless we are required to do so under applicable securities laws. All other information in this annual report is presented as of the specific date noted. Readers should carefully review “Item 3. Key Information — D. Risk Factors” for additional discussion of risks that could affect our results.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The statement of operations and cash flows data for fiscal 2011, 2010 and 2009, along with the balance sheet data for fiscal 2011 and 2010 presented below has been derived from our audited consolidated financial statements included elsewhere herein. The balance sheet data for fiscal 2009 and selected historical consolidated financial data for fiscal 2008 and 2007 has been derived from audited consolidated financial statements not included in this annual report. Certain other information presented below has been derived from “Item 5. Operating and Financial Review and Prospects — A. Operating Results” in this annual report. For additional information, see “Item 18. Financial Statements.”

Fiscal Year Ended
February 27,	February 28,	February 22,	February 24,	February 25,
2011	2010	2009	2008	2007
(Dollars in thousands)

Statement of Operations Data:
Revenue
Product	$71,104	$66,714	$92,362	$106,485	$113,073
Service	135,091	137,699	150,662	152,301	146,710

Total revenue	206,195	204,413	243,024	258,786	259,783
Total cost of revenue	91,251	91,577	114,477	129,856	129,533

Gross profit	114,944	112,836	128,547	128,930	130,250
Total operating expenses	76,167	81,681	107,011	104,165	122,091

Profit from operations	38,777	31,155	21,536	24,765	8,159
Interest income	80	461	235	247	207
Interest expense	(43,728)	(25,307)	(32,820)	(36,153)	(32,799)
Loss on extinguishment of debt	(3,751)	—	—	—	—
Other (expense) income, net	(1,751)	1,920	918	65	(20,506)

(Loss) income before income taxes	(10,373)	8,229	(10,131)	(11,076)	(44,939)
Provisions for income taxes	1,520	1,584	2,132	427	1,290

Net (loss) earnings	$(11,893)	$6,645	$(12,263)	$(11,503)	$(46,229)

Balance Sheet Data:
Assets
Cash and cash equivalents	$28,100	$56,768	$35,025	$13,467	$7,733
Property and equipment, net	13,695	16,841	21,507	29,063	21,497
Total Assets	123,854	150,270	149,225	159,022	161,604
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current portion of long term debt	5,000	25,000	2,000	2,000	2,000
Accrued expenses	25,611	17,706	30,433	31,949	34,952
Short-term deferred revenue	36,199	42,029	39,025	40,169	40,184
Long-term debt, net of discount(1)	249,069	291,906	316,144	304,385	297,000
Deferred revenue and other long-term liabilities	12,170	9,892	8,158	10,954	6,071
Embedded derivatives	18,955	—	—	—	—
Total redeemable convertible preferred stock	161,042	93,612	86,678	80,257	74,312
Total stockholders’ deficit	(391,768)	(337,731)	(344,622)	(326,772)	(307,092)
Cash Flow Data:
Net cash provided by (used in) operating activities	$19,749	$29,979	$17,589	$15,690	$(12,066)
Net cash used in investing activities	(2,769)	(4,950)	(4,597)	(14,787)	(13,421)
Net cash (used in) provided by financing activities	(46,234)	(5,267)	8,861	5,466	14,579
Other Financial Data:
Legacy product revenue	$21,821	$24,813	$29,019	$46,924	$57,831
ftServer product revenue	48,137	41,738	63,324	59,561	55,242
Avance product revenue	1,146	163	19	—	—
Depreciation and amortization	9,147	12,580	16,559	14,694	19,821
Capital expenditures	6,238	5,773	6,388	14,370	10,143
Other Data (unaudited)
Ratio of earnings to fixed charges(2)(3)	0.8	x	1.3	x	0.7	x	0.7	x	—

(1)	Includes all long-term obligations (including long-term debt and capital leases (if any) as defined in Rule S-02 (28)(a) of Regulations S-X).

(2)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include net (loss) income before taxes and fixed charges. “Fixed charges” include interest expense, amortization of debt expense and one third of rental expense deemed to be representative of the interest factor in these rentals. For fiscal 2011, fiscal 2009, fiscal 2008 and fiscal 2007, earnings before fixed charges were insufficient to cover fixed charges by approximately $10.4 million, $10.1 million, $11.1 million and $44.9 million, respectively.

(3)	For the year ended February 25, 2007, we recognized an earnings net loss as defined in (2) above and as a result, the ratio of earnings to fixed charges has not been presented for that period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The specific risk factors set forth below, as well as the other information contained in this annual report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations. We refer you to “Cautionary Statement Regarding Forward-Looking Information” on page 2 of this annual report for a note regarding forward-looking statements.

Risks Related to Our Business

Any one or a combination of the below and other risk factors described in this section may cause our operating results to fluctuate from period to period, making it difficult to predict our future performance. Therefore, comparing our operating results on a period-to-period basis may not be meaningful and you should not rely on our past results as an indicator of our future performance.

We have experienced significant declines in revenue generated by sales of our legacy products, which include Continuum and V-Series systems, and we expect revenue generated by sales of our Continuum and V-Series systems to continue to decline in the future. If revenue generated by sales of our Continuum and V-Series systems declines more quickly than anticipated, or if such declines in revenue are not offset by increases in revenue in other areas, our ability to make payments on the Units may be impaired.

Revenue generated by sales of our legacy systems has declined substantially over our last three fiscal years, with revenue for fiscal 2011, 2010 and 2009 of $21.8 million, $24.8 million and $29.0 million, respectively. We believe that this historical decline in revenue from our legacy systems is attributable to a number of factors, including weakness in IT spending over the last three years, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the Continuum and V-Series systems and a shift in our business focus to sales of ftServer systems. As IT spending strengthens, we anticipate that revenue generated by sales of our legacy systems will continue to decline, but at a lower rate. We cannot assure you however, that such revenue will decline at the rate we anticipate, or that such declines in legacy system revenue will continue to be offset by increases in ftServer revenue. Our ability to generate revenue from sales of our legacy systems may be impacted by many factors that are out of our control, including:

•	market acceptance of our ftServer systems;

•	consumer perception of our technology and our company generally;

•	the emergence of newer and more competitive high-availability server products; and

•	the accelerated decline of our legacy server sales.

Our ability to service our indebtedness, including the Notes, could be impacted by our ability to generate revenue from sales of our legacy systems. In addition, we have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the customer demand for our legacy products. Accordingly, any material miscalculation by us with respect to the projected revenue from sales of our legacy systems could have a material effect on us.

If our ftServer products do not continue to gain market share, we may not be able to sustain or expand our business and our revenue and operating profits may be adversely affected.

Our ftServer product was first introduced in June 2001. The market for our ftServer systems continues to evolve but has not grown to anticipated levels. We have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the continued market acceptance of, and customer demand for, our ftServer systems. Accordingly, any material miscalculation by us with respect to the projected growth of the market for our ftServer systems and the continued failure of our ftServer products to gain additional market share could have a material adverse effect on our revenue and operating profits.

If our Avance High Availability Software product is not accepted by the market, we may not be able to sustain or expand our business and our revenue and operating profits may be adversely affected. Our Avance High Availability Software product was first introduced in August 2009. Since the time this product was brought to market, sales of Avance have fallen short of our expectations. Avance is targeted at the Small to Medium Business “SMB” market, a market which we have not sold to in the past. Our ability to extend the market for Avance will be dependent on our ability to successfully attract SMB customers and our development of a high-volume software distribution channel, since Avance cannot leverage the existing ftServer distribution channel. We may not be able to accurately predict the sales or success of the current or future Avance products. The further development of a market for our Avance High Availability Software may be impacted by many factors that are out of our control, including:

•	the marketplace for products such as Avance may evolve much more slowly than we anticipate or may be substantially smaller than is necessary for us to continue to invest in the development and deployment of the Avance product;

•	the addressable market may be limited by its reliance on Xenservertm owned by Citrix;

•	the price point requires high sales volume to have a meaningful impact;

•	since the sales model for this product is through indirect channels, these channels may take significant time to develop and produce meaningful volume;

•	there is significant and increasing competition in the high-availability marketplace; and

•	continued product advancements and development will be needed to keep the product competitive.

We have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the potential market acceptance of, and projected customer demand for, Avance. Since fiscal 2008, we have spent $20.5 million in research and development costs on our Avance product. Accordingly, any material miscalculation by us with respect to the projected growth of the market for Avance and our overall operating strategy or business plan could have a material adverse effect on our revenue and operating profits.

If we are unable to enter into new maintenance service agreements or if maintenance service contracts with our customers are not renewed at historical rates, our maintenance service revenue may become less stable and predictable and our ability to make payments on the Notes may be impaired.

Our attach and retention rates for maintenance service contracts have historically been high. In the twelve-months ended February 27, 2011, over 99% of legacy server sales and 83% of ftServer system sales included service contracts. In addition, maintenance service contract retention rates over the past three fiscal years have exceeded 90%. As a result of these high service contract attach and retention rates and the evergreen nature of the maintenance service contracts, we believe that the revenue generated by our maintenance service business has historically been predictable and declining at a forecasted pace due to a declining legacy business. Our total maintenance service revenue for fiscal 2011, 2010 and 2009 was $111.7 million, $116.8 million and $127.5 million, respectively. For the twelve-month period ended February 27, 2011, our worldwide maintenance service offerings generated a 62% gross margin.

Our existing service contracts are, in many cases, terminable by customers for convenience, generally upon 30 to 90 days’ prior written notice. In some cases early termination may also require payment by customers of certain early termination penalties. As a result, we cannot assure you that we will be able to retain these contracts. Moreover, our service contract attach and retention rates may not continue to match historical levels, and revenue generated by our service offerings may not continue to be as stable or predictable as in the past. We also cannot assure you that the historical gross margins on our service offerings will be indicative of the gross margins on our service offerings in the future. Our ability to maintain our historical attach and retention rates and our historical margins with respect to our service business may be impacted by many factors, some of which are out of our control, including:

•	market acceptance of our ftServer systems;

•	the continued renewal of existing service contracts;

•	the continued migration of legacy customers to ftServer;

•	reduction of the number of servers in the installed base;

•	the acceptance of our service offerings by purchasers of our new ftServer and legacy V-Series products;

•	consumer perception of our service offerings;

•	the potential increasing proportion of sales through indirect channels;

•	the emergence of newer and more competitive high-availability server products; and

•	the potential migration to competitor systems.

Our ability to service our indebtedness, including the Notes underlying the Units, could be impacted by our ability to maintain our historical attach and retention rates and our historical margins with respect to our maintenance service business. In addition, we have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the continued customer demand for our service business. Accordingly, any material miscalculation by us with respect to the projected attach and retention rates and our ability to maintain historical margins with respect to our maintenance service offerings could have a material adverse effect on us.

The products that we are and will be developing rely on the availability of certain third-party technology and the continued ability of our technology partners to meet the technical requirements of our products.

Our ftServer systems are built using many industry standard technologies such as Intel microprocessors, Microsoft Windows operating systems, Linux and VMware operating systems and other third-party technologies. This creates certain dependencies on such technology partners. In particular, if future generations of Intel microprocessors or any other critical third-party sourced technology fail to meet the needs of our current or future technology, our ability to grow the business could be materially impacted. If we lose or are unable to maintain any software licenses from third parties, we could incur additional costs or experience unexpected delays until equivalent replacement software can be developed or licensed and integrated into our products.

The high-availability server market is intensely competitive and changes in the market are expected to increase competition and change the competitive landscape. This competition and these changes may adversely affect our revenue and operating profit.

The markets for our products and services are intensely competitive. Most of our competitors have significantly greater financial and technical resources and a greater market presence than we do. To date, our principal competitors have been large multinational companies such as Hewlett-Packard Company, International Business Machines Corporation and Dell Corporation. These competitors also have more diversified businesses than we do, allowing them greater pricing flexibility, and changes in the high-availability market therefore could have a disproportionately adverse effect on us. We also compete with a variety of other companies in particular geographies and markets, including other large multinational companies such as NEC Corporation (“NEC”) in the Asia-Pacific marketplace, whose VMware products provide high-availability options and reduced function fault-tolerance (single core) for the enterprise virtualization marketplace. If we fail to compete successfully in these markets, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced revenue, reduced margins, reduced levels of profitability and loss of market share. Moreover, the development of other new technologies and potential changes in customer behavior may change the competitive landscape for our products in ways that we cannot currently predict.

Economic factors may result in greater variability in our revenue and operating profit than in the past, increasing our risk of not achieving our targets.

A variety of economic factors could affect our ability to reach our targets and have a material adverse effect on our quarterly and annual revenue and operating profit. The recent economic recession and the financial condition of our customers could continue to negatively impact demand for our products and the development and acceptance of new technologies. In addition, uncertainties affecting any of these factors, particularly during difficult economic conditions, render estimates of our results of operations even more difficult to make than usual.

The markets for our products are characterized by rapidly changing technologies, and we may not be able to effectively predict or react to rapid technological changes that could render our products and services obsolete.

The markets in which we compete are characterized by rapid technological changes, frequent new product introductions and enhancements, and changing customer demands and industry standards. Future technological advances in the high-availability server industry may result in the availability of new products and services or increase the efficiency of existing products and services. If a technology becomes available that is more cost-effective, creates a superior product or provides a superior level of uptime than the products we offer, we may be unable to access such technology or its use may involve substantial capital expenditures that we may be unable to finance. We cannot assure you that existing, proposed or as-yet-undeveloped technologies will not render our technology less profitable or less viable, or that we will have available the financial and other resources to compete effectively against companies possessing such technologies. The development of new technologies involves time, substantial costs and risks. We cannot predict which of the many possible future products and services will meet evolving industry standards and consumer demands. Any failure by us to adapt to such technological changes or offer such products and services on a timely basis or establish or maintain a competitive position could have a material adverse effect on our business, results of operations and financial condition.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources than us and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to intellectual property litigation. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing or using products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer, or rebrand our products or packaging, if feasible;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim against us by a third party of patent or intellectual property infringement could result in our being required to pay significant damages, enter into costly license or royalty agreements or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

If our products infringe on the intellectual property rights of others, we may be required to make payments to our customers under our indemnification obligations for any damages they suffer.

We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using or, in the case of value added resellers, selling our products.

Our intellectual property rights may not be adequate to protect our business.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products, processes and services. We cannot assure you that any of our patent applications will be approved. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Many patent applications in the U.S. are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. Further, we cannot assure you that we will have adequate resources to enforce our patents. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

If we fail to manage the prices and costs of our products and service, our revenue and operating profit could be negatively affected.

We strive to be price-competitive and profitable by providing products and services of the utmost quality and reliability while containing the cost of revenue and operations. To the extent that we are not successful in doing so in the future, revenue and operating profit could suffer materially.

If we fail to efficiently manage our manufacturing and logistics operations, or fail to ensure that our products meet our quality standards, our revenue and operating profit could be adversely affected.

Our manufacturing operations rely heavily on outsourcing to third parties. We outsource the manufacturing of our current line of ftServer systems, which are manufactured at Flextronics in Ibaraki, Japan, through our joint Purchase and Distribution Agreement with NEC dated November 25, 2005. We also have internal manufacturing operations at our facilities in Maynard, Massachusetts and Dublin, Ireland related to our used and refurbished products for both the ftServer systems line and legacy systems line. We may experience difficulties in ramping up or down production, adopting new manufacturing processes and finding the most timely way to develop the best technical solutions for new products. Difficulties in optimizing our manufacturing activities may have a negative impact on our operating profit and may result from, among other things, failure of our third-party manufacturers to fulfill their obligations. We depend on our suppliers for the timely delivery of components that are in compliance with any regulations and meet our quality standards and delivery requirements. Their failure to do so could adversely affect our ability to deliver quality products on time.

In addition, during periods of decline in our product sales or delayed product development, we may incur various charges relating to existing contractual commitments to suppliers for items such as excess capacity and obsolescence of components and structural changes to our operations. Also, a failure could occur at any stage of the product creation, manufacturing and delivery processes, which could have a material adverse effect on our revenue, operating profit and reputation.

Our manufacturing also depends on obtaining quality components on a timely basis. Our principal requirements are for electronic and storage components, which have a wide range of applications in our products. A particular component may be available only from a limited number of suppliers. If a supplier fails to meet our requirements this could adversely affect our revenue and operating profit. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products on a timely basis.

If one of our third-party manufacturers fails to perform, experiences financial difficulties, or experiences delays or disruption in their manufacturing, it could adversely affect our revenue and operating profit.

If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.

To achieve our business goals we must continue to recruit, retain and develop appropriately skilled employees. We seek to create a corporate culture that encourages creativity and continuous learning. We continue to focus on offering competitive compensation and benefit policies and a company culture that will attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel.

We may be liable for systems and service failures.

We create, implement and maintain fault-tolerant server platforms that are often critical to our customers’ operations. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers’ expectations, we may:

•	lose revenue due to adverse customer reaction;

•	be required to provide additional services to a customer at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or

•	suffer claims for substantial damages against us.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenue if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

Our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to our management.

Many of our contracts with customers and strategic partners are terminable with limited or no notice. Terminations of these contracts could have an adverse effect on our business.

Many of our contracts with customers and strategic partners, including our contracts with our largest customers, are terminable upon limited or no notice, and without early termination payments or liquidated damages due from them. In general, these contracts are terminable by our counterparties for convenience, generally upon 30 to 90 days’ prior written notice, and in only limited cases do such termination rights give rise to payments to us of early termination fees. In addition, our agreements with some of our more significant customers and strategic partners also allow for termination by them upon events such as a change of control (in some cases with an acquisition threshold as low as 20%) or as a result of our financial condition. While no single customer accounted for more than 5% of our maintenance service revenue or more than 9% of our product revenue during the twelve months ended February 27, 2011 and the twelve months ended February 28, 2010, the effect on our profitability from the loss of one or more key customers could be significant. Pursuant to our contract with our largest customer, we are required to, among other things, comply with an interest coverage test on a quarterly basis. As a result of the offering of the Units and the other transactions related to the April 2010 Refinancing, our interest expense increased. As a result, for the fiscal quarter ending November 28, 2010, we did not satisfy the net interest coverage test and we continue to be in default as of February 27, 2011. We cannot assure you that this customer will not decide to terminate its agreement with us on account of our noncompliance with the covenant or for any other reason, including as a result of our financial condition. In addition, our relationships with strategic partners provide us with benefits such as advance notice of and access to product developments and technology, which greatly facilitate our introduction of new products and product improvements. If one or more of our strategic partners terminate their relationships with us, our ability to timely and effectively introduce new products and product improvements could be adversely affected.

We collaborate with other companies to develop a number of new products. If any of these other companies were to fail to perform, we may not be able to bring those products to market successfully or on a timely basis.

We work with third-party providers of technology to develop a number of our products and services. These arrangements involve the commitment by each third party of various resources, including technology, research and development and personnel. While we attempt to carefully structure these arrangements, these arrangements may not produce the desired results due to many factors beyond our reasonable control, thus hampering our ability to introduce new products successfully and on schedule. In addition, should we, through our own efforts or those of our contract manufacturers, experience shortages or be unable to purchase the necessary parts to build our servers on acceptable terms, our new and existing product shipments could be delayed, adversely affecting our business and operating results.

Our products may contain undetected defects which could impair their market acceptance.

We offer complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by the customer. We may incur significant costs to correct undetected defects or errors in our products and these defects or errors could result in future lost sales. In addition, defects or errors in our products may result in product liability claims brought against us, which could cause adverse publicity and impair their market acceptance.

Our revenue, cost of revenue and operating expenses are affected by fluctuations in the currency rates of exchange, particularly between the U.S. dollar, on the one hand, and the euro, the Japanese yen and the British pound sterling, on the other hand, as well as certain other currencies.

We operate globally and are therefore exposed to volatility in foreign exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other hand. Our policy is to monitor and hedge exchange rate exposure, and manage our operations to mitigate, but not to eliminate, the positive or negative impact of exchange rate fluctuations. Exchange rate fluctuations may affect our revenue growth and operating profit materially in future periods.

Our functional currency is the U.S. dollar. Approximately 57% of our net sales for the twelve months ended February 27, 2011 were denominated in currencies other than the U.S. dollar. A significant weakening of the currencies in which we generate sales relative to the U.S. dollar may adversely affect our ability to meet our U.S. dollar obligations. In addition, our results of operations are reported in U.S. dollars and a weakening of the currencies in which we generate sales relative to the U.S. dollar may cause our reported results to decline.

We are subject to risks related to our international operations.

Our foreign operations subject us to risks customarily associated with foreign operations, including:

•	import and export license requirements;

•	trade restrictions;

•	changes in regulatory standards;

•	labor issues in connection with foreign labor laws or practices;

•	changes in tariffs and taxes;

•	restrictions on repatriating foreign profits back to the United States;

•	unfamiliarity with foreign laws and regulations; or

•	difficulties in staffing and managing international operations.

In all jurisdictions in which we operate, we are subject to laws and regulations that govern foreign investment, foreign trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the United States and may limit our ability to convert foreign currency cash flows into U.S. dollars.

Protectionist trade legislation in either the United States or other countries, such as a change in the current tariff structures, export compliance laws or other trade policies, could adversely affect our ability to sell or to manufacture in international markets. Furthermore, revenue from outside the United States is subject to inherent risks, including the general economic and political conditions in each country.

The current risks of terrorist activity and acts of war may result in greater variability in our revenue and operating profit than in the past, increasing the risk that we fail to achieve our targets.

The current risks of terrorist activity and acts of war have created uncertainties that have affected the global economy and our results of operations adversely. In addition, these risks, particularly during difficult economic conditions, render estimates of our results of operations even more difficult to make than usual.

Our business operations could be significantly harmed by natural disasters or global epidemics.

We manufacture a substantial amount of our products in Ibaraki, Japan for worldwide distribution and procure a substantial amount of raw materials from suppliers throughout Japan and other regions in Asia-Pacific which could suffer significant business disruption due to earthquakes. We currently have limited insurance against business disruption caused by earthquakes.

Our business could be adversely affected by epidemics or outbreaks such as avian flu or H1N1 flu, also known as swine flu. An outbreak of avian flu or H1N1 flu in the human population, or another similar health crisis, could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or free movement of persons could hamper our operations and force us to close our offices temporarily.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, manufacturing, distribution channels, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and adversely affect our business results of operations, financial condition or prospects.

Our insurance may not cover all losses, including losses resulting from business disruption, product liability claims, war, terrorist acts and radiation coverage.

We have limited product liability, business disruption, terrorist acts or other business insurance coverage for our operations. In addition, we do not have any business insurance coverage for our operations to cover losses due to all forms of war and radiation exposure. Any occurrence of limited or uncovered loss could harm our business, results of operation, financial condition and prospects.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”) and a determination that we violated this act may affect our business and operations adversely.

We are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on us.

If we fail to maintain effective internal control over financial reporting, we may not be able to prepare accurate financial statements or prevent fraud, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of the Units.

Effective internal controls are necessary in order for us to be able to prepare accurate financial statements and effectively prevent fraud. During fiscal 2010, we identified immaterial errors relating to our fiscal 2009 and 2008 financial statements. The errors related to an overstatement of revenue of $0.4 million of which $0.1 million relates to fiscal 2008, and $0.3 million relates to fiscal 2009. We incorrectly calculated the amount of customer service revenue to recognize for a specific customer and improperly recognized revenue for a sale that contained a right of return.

We corrected the errors in fiscal 2010, which had the effect of reducing revenue, income before tax, and net income for that period by $0.4 million. In addition, the out-of-period adjustments reduced the carrying value of accounts receivable by $0.4 million.

We do not believe that these errors, individually or in the aggregate, were material to our fiscal 2010, 2009 and 2008 financial statements. As a result, we did not revise or restate our previously issued annual financial statements or interim financial data. Further, we believe that these errors were isolated occurrences and that they do not rise to the level of a material weakness in our internal control over financial reporting.

If we are unable to maintain effective internal control over financial reporting, we may not be able to prepare accurate financial statements or prevent fraud, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of the Units.

We are subject to the risk of increased income taxes and changes in existing tax rules.

Any tax rate changes in the tax jurisdictions in which we operate could result in adjustments to our deferred tax assets, if applicable, which would affect our effective tax rate and results of operations. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change U.S. tax laws relating to foreign entities with U.S. connections. In addition, the U.S. government has proposed various changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. It is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

Certain provisions of the Subscription and Shareholders Agreement that we entered into with the lenders under the Second Lien Credit Facility and with the original purchasers of the Units in connection with the April 2010 Refinancing may give rise to termination rights, participation rights, put rights or change of control or other contractual rights in favor of third parties.

In connection with the amendment to the Second Lien Credit Facility, Holdings entered into a Subscription and Shareholders Agreement with the lenders under the Second Lien Credit Facility, pursuant to which Holdings issued a number of shares that resulted in such lenders owning, on a post-issuance basis, approximately 25% of its total issued preference share capital and approximately 25% of its total issued ordinary share capital, in the aggregate. In connection with the issuance the Units and underlying Notes as part of the April 2010 Refinancing, Holdings also issued a number of shares that resulted in the original purchasers of the Units owning, on a post-issuance basis, approximately 10% of its total issued preference share capital and approximately 10% of its total issued ordinary share capital, in the aggregate. In the event that the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full by April 30, 2013, Holdings will be required to issue a number of additional shares to the lenders under the Second Lien Credit Facility equal to 7.50% of its total issued preference share capital and 7.50% of its total issued ordinary share capital, in each case as in issue immediately after the closing of the transactions relating to the April 2010 Refinancing. Additionally, in the event that the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full by April 30, 2014, Holdings will be required to issue a number of additional shares to the lenders under the Second Lien Credit Facility equal to 52.50% of its total issued preference share capital and 52.50% of its total issued ordinary share capital, in each case as in issue immediately after the closing of the transactions relating to the April 2010 Refinancing. In the event that additional equity is issued to the lenders under the Second Lien Credit Facility on either of those dates, Holdings will be required to issue additional equity, on a pro-rata basis with the lenders under the Second Lien Credit Facility, to the holders of any equity issued in connection with the April 2010 Refinancing to the original purchasers of the Units, such that the holders of such equity will not be diluted by the issuances to the lenders under the Second Lien Credit Facility on either of those dates.

Certain of the agreements which Holdings has assumed from its predecessor company, Stratus Technologies Group, S.A., including certain shareholders agreements and put option agreements with its shareholders and directors and employees, contain provisions that may be triggered upon a change of control of Holdings. If we do not repay the Second Lien Credit Facility before April 30, 2014 certain rights of such stockholders and directors and employees, including tag-along rights and put rights, could potentially become effective in the event that we issue over 50% of the equity of Holdings to the lenders under the Second Lien Credit Facility. If the put rights under our put option agreements are exercised due to this change of control, we could be required to pay up to $1.3 million, in the aggregate, thereunder. We can give you no assurance that we will be able to repay the Second Lien Credit Facility prior to April 30, 2014 and whether these provisions would be effective in the event that we are unable to repay such facility.

In addition, certain of our contracts with customers and strategic partners include change of control termination rights, in some cases with thresholds as low as 20% (which could be triggered by the initial issuance of equity to the lenders under our Second Lien Credit Facility). See “— Many of our contracts with customers and strategic partners are terminable with limited or no notice.” Terminations of these contracts could have an adverse effect on our business.

Technology Holdings Ltd., the majority equity stakeholder of Holdings, is owned by certain private equity sponsors, and the lenders under the Second Lien Credit Facility and holders of equity issued to the original purchasers of the Units maintain significant minority equity stakes in Holdings. The interests of such equity holders could be in conflict with the interests of holders of the Units.

Technology Holdings Ltd. is the owner of equity securities representing approximately 57% of the voting control of Holdings. Technology Holdings Ltd. is in turn owned by certain private equity sponsors, namely Investcorp Stratus Limited Partnership and Stratus Holdings Limited (collectively, the “Investcorp Group”), MidOcean Capital Partners Europe, L.P. (“MidOcean”), and Intel Atlantic, Inc. (“Intel Atlantic”). Through such ownership interests in Technology Holdings Ltd., the Investcorp Group, MidOcean and Intel Atlantic could collectively substantially influence the management and policies of Holdings. For example, pursuant to the

Subscription and Shareholders Agreement entered into in connection with the April 2010 Refinancing, Technology Holdings Ltd. has the right to appoint a majority of the directors of Holdings, and it currently has appointed representatives of the Investcorp Group and MidOcean to such positions.

In addition to the ownership interest of Technology Holdings Ltd., in connection with the April 2010 Refinancing, Holdings issued to the lenders under the Second Lien Credit Facility and to the original purchasers of the Units equity securities representing 35% of the voting control of Holdings. Pursuant to the Subscription and Shareholders Agreement entered into on April 8, 2011, a majority of the lenders under the Second Lien Credit Facility has the right to appoint a single member of the board of directors of Holdings.

Circumstances could arise under which the interests of the Investcorp Group, MidOcean, Intel Atlantic, or the lenders under the Second Lien Credit Facility could be in conflict with the interests of holders of Units.

Risks Related to the Units and the Notes

We are highly leveraged and may be unable to service or refinance our debt.

We are highly leveraged, which means we have a large amount of indebtedness in relation to our equity. As of February 27, 2011, we had $296.8 million of indebtedness (including $215.0 million of Notes and $81.8 million of secured borrowings under our Second Lien Credit Facility but excluding additional indebtedness that we may borrow under the Revolving Credit Facility) and $391.8 million of stockholders’ deficit. Our substantial indebtedness could adversely affect our ability to repay the Notes.

Our high level of indebtedness could have important consequences to you, including the risks that:

•	our ability to obtain additional financing for working capital, capital expenditures, product development efforts, strategic acquisitions, general corporate purposes or other purposes may be impaired in the future;

•	we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all;

•	a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness, decreasing the amount of cash available for other purposes;

•	we are substantially more leveraged and have significantly less financial resources than certain of our competitors, which could place us at a competitive disadvantage;

•	we may be hindered in our ability to adjust to rapidly changing market conditions;

•	our high degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or our business or in the event of adverse changes in the regulatory environment or other adverse circumstances applicable to us;

•	our level of indebtedness may prevent us from raising the funds necessary to repurchase all of the Notes tendered to us upon the occurrence of a change of control; and

•	our failure to comply with the restrictive covenants contained in the instruments governing our indebtedness, which, among other things, may require us to maintain certain financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects and create substantial doubt about our ability to continue as a going concern.

Our ability to service or refinance our debt and to operate our business will require a significant amount of cash and our ability to generate such amounts depends on many factors beyond our control.

Our ability to repay or refinance our debt and to fund working capital needs and planned capital expenditures depend on our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	current economic and competitive conditions in our segments of the computer server industry;

•	insolvency of one of our primary suppliers;

•	operating difficulties, operating costs or pricing pressures we may experience;

•	passage of legislation or other regulatory developments that affect us adversely; and

•	delays in implementing any strategic projects we may have.

We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including those under the Notes. Our ratio of earnings to fixed charges for fiscal 2011 was 0.8x, representing an insufficiency of earnings before fixed charges to cover fixed charges of approximately $10.4 million.

If our business does not generate sufficient cash flow from operations, and sufficient future borrowings are not available to us under the Revolving Credit Facility or from other sources of financing, we may not be able to repay the Notes underlying the Units or our other indebtedness, operate our business or fund our other liquidity needs. We cannot assure you that we will be able to obtain additional financing, on favorable terms or at all, particularly because we have pledged substantially all our assets as collateral to secure the Revolving Credit Facility, the Notes and the Second Lien Credit Facility, and because of our anticipated high level of indebtedness and the indebtedness incurrence restrictions imposed by the agreements and instruments governing our indebtedness. If we cannot meet or refinance our obligations when they are due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness, selling additional equity capital, reducing capital expenditures or taking other actions that could have a material adverse effect on us and raise substantial doubt about our ability to continue as a going concern. However, we cannot assure you that any alternative strategies will be feasible or prove adequate. Also, certain alternative strategies would require the consent of lenders under the Revolving Credit Facility and the lenders under the Second Lien Credit Facility before we engaged in such strategies.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the Revolving Credit Facility, the indenture governing the Notes and the Second Lien Credit Facility include restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, we have the ability to borrow up to $25.0 million under the Revolving Credit Facility ($24.0 million of which is currently available), which is secured by liens on substantially all of our assets. The liens on the collateral securing the Revolving Credit Facility are contractually senior, pursuant to an intercreditor agreement, to the liens on such collateral that secure the Notes. We may not be able to generate the significant amount of cash needed to pay interest and principal amounts on our debt, including the Notes, which could result in our inability to fulfill our obligations under the Notes.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact the holders of the Notes and our ability to operate our business.

The Revolving Credit Facility, the Second Lien Credit Facility and the indenture governing the Notes impose significant restrictions on us that could adversely impact the holders of the Notes and our business. These covenants, among other things, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness or issue disqualified capital stock;

•	pay dividends, redeem certain debt or make other restricted payments;

•	make certain investments or acquisitions;

•	grant or permit certain liens on our assets;

•	enter into certain transactions with affiliates;

•	merge, amalgamate, consolidate or transfer substantially all of our assets;

•	incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	enter into sale and leaseback transactions;

•	transfer, sell or acquire assets, including capital stock of our subsidiaries;

•	change the business we conduct; and

•	make capital expenditures.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Furthermore, the Revolving Credit Facility requires us to meet specified financial ratios and other tests. Our ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants could result in a default under the Revolving Credit Facility, the indenture governing the Notes or the Second Lien Credit Facility, which could permit the holders of that indebtedness to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness (including the Notes underlying the Units), raise substantial doubt regarding our ability to continue as a going concern or result in our bankruptcy. An acceleration or bankruptcy resulting from a default under the Revolving Credit Facility or the Second Lien Credit Facility would result in a default on the Notes and could delay or preclude payment of principal or interest on the Notes. Our ability to meet our obligations depends on our future performance, which is subject to prevailing economic conditions and to financial, business and other factors, including factors beyond our control.

If we default under the Revolving Credit Facility or the Second Lien Credit Facility, we may not have the ability to make payments on the Notes.

In the event of a default under the Revolving Credit Facility or the Second Lien Credit Facility, our lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If such an acceleration occurs, thereby causing a default under the Notes, we may not be able to repay, or borrow money to repay, the amounts due under such indebtedness or the Notes. This inability could have serious consequences to the holders of the Notes and to our financial condition and results of operations, raise substantial doubt about our ability to continue as a going concern and could cause us to become bankrupt or insolvent.

The Issuers may not have access to the cash flow and other assets of their subsidiaries and, in the case of the U.S. Issuer, its sister companies that may be needed to make payment on the Notes.

Although much of the business of the Issuers is conducted through their subsidiaries and, in the case of the U.S. Issuer, its sister companies, none of these companies is obligated to make funds available to the Issuers for payment on the Notes. Accordingly, the ability of the Issuers to make payments on the Notes is dependent on the earnings and the distribution of funds from these companies. The terms of the Revolving Credit Facility significantly restrict the subsidiaries of the Issuers from paying dividends and otherwise transferring assets to the Issuers. Furthermore, the subsidiaries of the Issuers and, in the case of the U.S. Issuer, its sister companies will be permitted under the terms of the indenture governing the Notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such companies to the Issuers. We cannot assure you that the agreements governing the current and future indebtedness of the subsidiaries of the Issuers and, in the case of the U.S. Issuer, its sister companies will permit these companies to provide the Issuers with sufficient dividends, distributions or loans to fund payments on the Notes when due. In addition, the payment of dividends to the issuers by their subsidiaries is contingent upon the earnings of those subsidiaries and approval by the respective boards of directors of those subsidiaries.

A substantial portion of our assets are owned, and a substantial portion of our revenue is generated, by guarantors of the Notes organized outside the United States. Foreign laws applicable to such guarantors might not be as favorable to you as analogous United States federal and state laws.

A substantial portion of our intellectual property is owned by the Bermuda Issuer, an exempted company incorporated with limited liability under the laws of Bermuda. As of February 27, 2011, 52% of our net accounts receivable was held by Stratus Technologies Ireland Limited, a company incorporated under the laws of Ireland. All of the issued and outstanding voting shares of capital stock of the Issuers and each subsidiary guarantor of the Notes are owned directly or indirectly by Holdings, an exempted company incorporated with limited liability under the laws of Bermuda. SRA Technologies Cyprus Limited is an entity organized under the laws of Cyprus. Each of these entities, as well as others, guarantees the Notes and, as a result of their jurisdiction of organization, laws other than United States federal and state law may apply to such entities in connection with, among other things, their liquidation or dissolution and the validity and enforceability of their guarantees of the Notes.

We cannot assure you which jurisdiction’s insolvency law will be applied in the event of the bankruptcy or insolvency of a foreign guarantor of the Notes. The procedural and substantive provisions of foreign insolvency laws are different from and, in certain jurisdictions, may be less favorable to holders of the Notes than comparable provisions of U.S. insolvency law. Further, pursuant to foreign insolvency law, a foreign guarantor’s liability under its guarantee may rank junior to certain debts entitled to priority under applicable law, which would not be entitled to a similar priority under U.S. insolvency law. Such debts could include, among others, amounts owed to foreign governments, amounts owed to employees such as wages, salary and holiday remuneration, amounts owed in respect of pension scheme contributions, social security contributions or contracts of insurance, and payments pursuant to applicable workmen’s compensation laws. As a result, we cannot assure you that, in the event of a liquidation or insolvency of a foreign guarantor of the Notes, you will be able to realize upon the guarantee of such foreign guarantor to the same extent as if such foreign guarantor was organized under the laws of a U.S. jurisdiction.

The laws of Bermuda, Ireland and Cyprus might also be applied to hold the guarantee of a foreign guarantor of the Notes void and unenforceable in connection with a liquidation or otherwise. Such foreign laws may also be used to hold a payment made under a guarantee to be void and refundable. For example, in Bermuda, any conveyance, mortgage, delivery of goods, payment, execution or other act relating to property made or done by or against a company within six months before the commencement of its winding up which, had it been made or done by or against an individual within six months before the presentation of a bankruptcy petition on which he is adjudged bankrupt, would be deemed in his bankruptcy a fraudulent preference, shall in the event of such company being wound up be deemed a fraudulent preference of its creditors and be invalid accordingly. Also, pursuant to the Cyprus Companies Law, Cap 113, a guarantee and any payments made thereunder may be deemed to be a fraudulent preference and unenforceable against a guarantor if it was given within six months prior to the commencement of the guarantor’s winding up. Accordingly, the guarantee of a foreign guarantor could be held void and unenforceable under applicable foreign law in a situation in which, if foreign law did not apply, the same guarantee would be enforceable under applicable U.S. federal and state law.

The guarantees of the foreign guarantors of the Notes may also be held void under certain foreign laws if it is determined that the company issuing the guarantee does not receive sufficient commercial benefit for doing so. If there is insufficient commercial benefit, the beneficiary of the guarantee may not be able to rely on the authority of the directors of that company to grant the guarantee, and accordingly a court may set aside the guarantee at the request of, among others, the company’s shareholders or a liquidator. Although we believe that the guarantee of each foreign guarantor is enforceable and that each guarantor has received sufficient commercial benefit from issuing its guarantee, we cannot assure you that a foreign court would agree with our conclusion and not hold such guarantee to be void under applicable foreign law.

Your right to receive payments on the Notes could be adversely affected if any of the non-guarantor affiliates declare bankruptcy, liquidate or reorganize.

Certain foreign affiliates of the Issuers do not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor affiliates, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those affiliates before any assets are made available for distribution to us.

As of February 27, 2011, the Notes underlying the Units were effectively junior to $12.5 million of trade payables and other liabilities of the non-guarantor affiliates. The non-guarantor affiliates generated 28% of our consolidated revenue in the twelve-month period ended February 27, 2011 and held 23% of our consolidated assets as of February 27, 2011.

Bankruptcy laws and other factors may delay or otherwise impede the ability of the trustee to foreclose on the collateral.

Federal bankruptcy law could impair the trustee’s ability to foreclose upon the collateral securing the Notes. If we or a guarantor become a debtor in a case under the United States Bankruptcy Code, as amended (the “Bankruptcy Code”), the automatic stay, imposed by the Bankruptcy Code upon the commencement of a case, could prevent the trustee from foreclosing upon the collateral or, if a trustee has already taken control of the collateral, from disposing of it, without prior bankruptcy court approval. Furthermore, other provisions of the Bankruptcy Code permit a debtor to continue to retain and use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is generally intended to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case.

Because the courts have not precisely defined the term “adequate protection” and have broad discretionary powers, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral, or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.” Moreover, potential liabilities to third parties may preclude the trustee from foreclosing on the collateral. For example, secured creditors that foreclose on real property may be held liable under environmental laws for the costs of remediating or preventing releases or threatened releases of hazardous substances at the real property. Consequently, the trustee may decline to foreclose on real property constituting collateral or exercise other remedies available if it does not receive indemnification to its satisfaction from the holders of the Notes.

For these and other reasons, if we or any guarantors of the Notes become debtors in cases under the Bankruptcy Code, there can be no assurance:

•	whether any payments under the Notes would be made;

•	whether or when the trustee could foreclose upon or sell the collateral;

•	whether the terms or other conditions of the Notes or any rights of the holders could be altered in a bankruptcy case without the trustee’s or your consent;

•	whether the trustee or you would be able to enforce your rights against the guarantors under their guarantees; or

•	whether or to what extent holders of the Notes would be compensated for any delay in payment or decline in the collateral’s value.

Finally, the trustee’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens, including the security interests that will be held by the lender under the Revolving Credit Facility, and practical problems associated with the realization of the trustee’s security interest in the collateral.

Your right to exercise remedies with respect to the collateral is limited by an intercreditor agreement among the trustee, the lender under the Revolving Credit Facility and the lenders under the Second Lien Credit Facility.

A number of the trustee’s rights and remedies with respect to the collateral shared with the lender under the Revolving Credit Facility and the lenders under the Second Lien Credit Facility are significantly limited under the intercreditor agreement among the trustee for the holders of the Notes, the lender under the Revolving Credit Facility and the lenders under the Second Lien Credit Facility (the “Intercreditor Agreement”). For instance, if the Notes become due and payable prior to the stated maturity or are not paid in full at the stated maturity at a time during which we have indebtedness outstanding under the Revolving Credit Facility, the trustee will not have the right to foreclose upon any collateral securing the Revolving Credit Facility under certain conditions specified in such Intercreditor Agreement.

It may be difficult to realize the value of the collateral securing the Notes.

The value of the collateral securing the Notes at any time will depend on market and other economic conditions, including the availability of suitable buyers. No appraisal of the value of the collateral has been made in connection with this offering. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. We cannot assure you that the fair market value of the collateral as of the date of this annual report exceeds the principal amount of the debt secured thereby. The value of the assets pledged as collateral for the Notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition, unforeseen liabilities and other future events. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Notes following the repayment of all of our obligations under the Revolving Credit Facility. Any claim for the difference between the amount, if any, realized by holders of the Notes from the sale of the collateral securing the Notes following the repayment of all of our obligations under the Revolving Credit Facility and the obligations under the Notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables. Additionally, in the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the Notes, interest may cease to accrue on the Notes from and after the date the bankruptcy petition is filed.

There are circumstances other than repayment or discharge of the Notes under which the collateral securing the Notes will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, all or a portion of the collateral securing the Notes may be released, including, without limitation:

•	to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture governing the Notes; and

•	with respect to collateral held by a guarantor of the Notes, upon the release of such guarantor from its guarantee.

In addition, the guarantee of a guarantor of the Notes will be released in connection with a sale of such guarantor in a transaction not prohibited by the indenture governing the Notes.

The indenture governing the Notes also permits us, subject to the conditions therein, to designate one or more restricted subsidiaries that is a guarantor of the Notes as an unrestricted subsidiary. If we designate a guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such guarantor or any of its subsidiaries and any guarantees of the Notes by such guarantor or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary would reduce the aggregate value of the collateral securing the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released.

Fraudulent conveyance laws could void our obligations under the Notes and our obligations and those of Holdings and certain of our other affiliates under their guarantees of the Notes.

We incurred substantial indebtedness in connection with the issuance of the Notes in April 2010. Our incurrence of indebtedness under the Notes and our incurrence and the incurrence by Holdings and certain of our other affiliates of indebtedness under their guarantees of the Notes may be subject to review under federal and state fraudulent conveyance laws (and applicable equivalent foreign law concepts) if a bankruptcy, reorganization or rehabilitation case or a lawsuit (including circumstances in which bankruptcy is not involved) were commenced by, or on behalf of, our unpaid creditors or unpaid creditors of the guarantors of the Notes at some future date. Federal and state statutes may allow courts, under specific circumstances, to void the Notes and the guarantees thereof and require the holders thereof to return payments received from us or the guarantors.

For example, an unpaid creditor or representative of creditors, such as a trustee in bankruptcy of the U.S. Issuer as a debtor-in-possession in a bankruptcy proceeding, could file a lawsuit claiming that its issuance of the Outstanding U.S. Notes constituted a fraudulent conveyance. To make such a determination, a court would have to find that the U.S. Issuer did not receive fair consideration or reasonably equivalent value for the Outstanding U.S. Notes, and that, at the time the U.S. Notes were issued, the U.S. Issuer:

•	was insolvent;

•	was rendered insolvent by the issuance of the Outstanding U.S. Notes;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to repay those debts as they matured.

If a court were to make such a finding, it could void our obligations under the U.S. Notes, subordinate the U.S. Notes to our other indebtedness or take other actions detrimental to you as a holder of the U.S. Notes.

The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property, or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they mature. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the Notes, if it determined that the transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes, to the claims of all existing and future creditors on similar grounds. We cannot determine in advance what standard a court would apply to determine whether we were insolvent in connection with the sale of the Notes.

A court could impose legal and equitable remedies, including subordinating the obligations under such guarantees to a fund for the benefit of other creditors or taking other actions detrimental to you as a holder of the Notes. If a guarantee were to be voided by the bankruptcy court, you would have no claim against the entity making such voided guarantee. In addition, the court might direct you to repay any amounts already received from such guarantor. If a court were to avoid or subordinate any guarantee, we cannot assure you that funds would be available to pay the Notes from another guarantor or from any other source. The issuance of the Bermuda Notes by the Bermuda Issuer and the making of the guarantees of the Bermuda Notes might also be subject to similar review under relevant fraudulent conveyance laws. For example, in Bermuda an “eligible” creditor may seek to set aside a disposition of a company’s property at an undervalue, on the basis that it is a “fraudulent conveyance”. The creditor will need to show that the disposition was made in circumstances where the company’s dominant purpose was to put the property beyond the reach of a person or class of persons who is making, or may make, a claim against the company. An eligible creditor is a person who: (a) is owed a debt by the company on or within two years after the transfer; (b) on the date of the transfer is owed a contingent liability by the company, when the contingency giving rise to the obligation has occurred; or (c) on the date of the action to set aside the transfer, is owed an obligation arising from a course of action which occurred prior to or within two years after the date of the transfer.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral, including pursuant to security documents delivered after the date of the indenture governing the Notes, might be avoidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The guarantees of the Notes are subject to limitations that could affect your right to receive payments on the Notes.

The guarantees of the Notes are subject to certain defenses which may limit your right to receive payment on the Notes and could be subordinated to the rights of other creditors of such guarantors in certain circumstances.

Although the guarantees provide the holders of the Notes with a direct claim against the assets of the guarantors thereunder, enforcement of the guarantees against any such guarantor could be subject to certain suretyship defenses available to guarantors generally. Enforcement could also be subject to fraudulent conveyance and other defenses available to the guarantors in certain circumstances. To the extent that the guarantees of the Notes are not enforceable, the guarantees of the Notes would be effectively subordinated to all liabilities of the guarantors, including trade payables of such guarantors, whether or not such liabilities otherwise would constitute senior indebtedness under the indenture governing the Notes.

Since certain guarantors of the Notes underlying the Units are organized under the laws of Bermuda, Ireland and Cyprus, it may be difficult for you to effect service on such Guarantors or realize in the U.S. upon judgments you are awarded against such guarantors from U.S. courts.

Certain guarantors of the Notes are organized under the laws of Bermuda, Ireland and Cyprus, and a substantial portion of the assets held by us and the guarantor is located outside the United States. These foreign guarantors have appointed National Registered Agents, Inc., located at 440 Ninth Avenue, New York, New York 10001, as their agent for service of process, in connection with any suit, action or proceeding arising out of, or relating to the Notes, the guarantees of the Notes, the indenture governing the Notes, certain other related documents or any transaction contemplated thereby. However, it may be difficult for U.S. investors to effect service within the United States upon us or our directors or officers, or to realize in the United States upon judgments of U.S. courts based upon civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

We may not be able to satisfy our repurchase obligations to holders of the Notes upon a change of control, from certain asset sales or from excess cash flow.

If we experience certain change of control events, the holders of the Notes will have the right to require us to purchase their Notes at a price equal to 112% of the principal amount of the Notes, together with any accrued and unpaid interest to the date of purchase. The lenders under our Revolving Credit Facility and Second Lien Credit Facility will have a right to terminate commitments under, and accelerate outstanding obligations under, their respective facilities upon certain change of control events. Any of our future debt agreements may contain a similar provision. Also, if we have excess cash flow as provided in the indenture, the holders of the Notes will have the right to require us to purchase their Notes at a price equal to 120% of the principal amount of the Notes, together with any accrued and unpaid interest to the date of purchase. In addition, if we sell or dispose of assets and do not use the proceeds from these asset dispositions to repay debt under our Revolving Credit Facility or invest in our business, the holders of the Notes will have the right to require us to purchase their Notes at a price equal to 100% of the principal amount of the Notes, together with any accrued and unpaid interest to the date of purchase.

We cannot assure you that, if any of these events occur, we will have available funds sufficient to meet any of our repurchase obligations. Accordingly, we may be unable to pay the holders of the Notes the change of control purchase price for their Notes. Our failure to pay the required purchase price when due will constitute a default under the indenture governing the Notes and give the trustee and the holders of the Notes the rights to certain remedies. The same events constituting a change of control under the indenture governing the Notes may also constitute an event of default under the Revolving Credit Facility and permit the lender under our Revolving Credit Facility to accelerate the indebtedness outstanding thereunder. In addition, the Revolving Credit Facility will limit our ability to repurchase the Notes in the case of certain asset sales and excess cash flow and our failure to abide by these limits would constitute an event of default under the Revolving Credit Agreement and permit the lender under our Revolving Credit Facility to accelerate the indebtedness outstanding thereunder. If any such indebtedness is not paid, the lender under the Revolving Credit Facility may enforce security interests in the collateral securing the obligations under the Revolving Credit Facility, which security interests are contractually senior to those securing the obligations under the Notes, thereby limiting our ability to raise cash to purchase the Notes and reducing the practical benefit to the holders of the Notes of the offer to purchase provisions of the indenture governing the Notes.

The market price for the Units or the Notes may be volatile.

Future trading prices of the Units and the Notes may be volatile and will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for them; and

•	the market for similar securities.

Historically, the market for high-yield debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Units and the Notes. Moreover, the market prices of the securities of technology companies have historically been highly volatile. Accordingly, the market price for the Units and the Notes may be subject to similar disruptions. Any such disruptions may adversely affect the value of such securities.

You should consider the U.S. federal income tax consequences of owning the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and take the position that the Notes will be subject to the regulations governing contingent payment debt instruments (the “CPDI regulations”). Under the CPDI regulations, as applied to the Notes, a holder may recognize taxable income in excess of cash received while the Notes are outstanding. In addition, under the CPDI regulations, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange or other disposition of the Notes. The application of the CPDI regulations to instruments such as the Notes is uncertain in various respects. Each prospective purchaser should consult its own tax advisor concerning the tax consequences of the acquisition, ownership and disposition of the Notes.

Changes in respect of the debt ratings of the Notes may materially and adversely affect the availability, cost and terms and conditions of our debt.

The Notes are, and any of our future debt instruments may be, rated by Moody’s Investors Services, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), independent rating agencies. These debt ratings may affect our ability to raise debt. Any future downgrading of the Notes or our other debt by Moody’s or S&P may adversely affect the value and trading of the Notes.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Stratus Technologies Bermuda Holdings Ltd. was incorporated in August 2006 under the laws of Bermuda for the express purpose of reincorporating its predecessor, Stratus Technologies Group, S.A., from Luxembourg into Bermuda. Stratus Technologies Group, S.A. had in turn been formed in January 1999 for the express purpose of acquiring the enterprise business of the former Stratus Computer, Inc. (“Stratus Computer”). On August 28, 2006, Stratus Technologies Group, S.A., the former Parent of the Stratus Group, was liquidated and 100% of its outstanding assets, liabilities and stockholders’ equity was assumed by Stratus Technologies Bermuda Holdings Ltd.

Founded in 1980, Stratus Computer was a provider of high-end computers and related services for mission-critical applications. Ascend Communications, Inc. (“Ascend”) acquired all of the outstanding shares of Stratus Computer in October 1998. Ascend further announced its intention to divest the Stratus Computer business relating to non-telecommunications customers (the “Enterprise Business”) and certain other subsidiaries of Stratus Computer that were inconsistent with Ascend’s core business in the telecommunications industry. On February 26, 1999, Stratus Technologies International S.a r.l., a wholly owned subsidiary of Stratus Technologies Group, S.A., a Luxembourg corporation, acquired the Enterprise Business from Ascend and established the Stratus Group of Companies. On February 11, 2003, Stratus Technologies, Inc., an indirect subsidiary of Stratus Technologies Group, S.A., acquired all of the outstanding shares of Cemprus, LLC and its subsidiaries (“Cemprus”) from Platinum Equity, LLC (“Platinum”). The acquisition of Cemprus, which was spun off from Lucent to Platinum in early 2002, reunited the Stratus Group’s Enterprise Business with the telecommunications business of Stratus Computer.

In March and April, 2010, Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries consummated a series of transactions, which we refer to in this annual report as the April 2010 Refinancing. As part of the April 2010 Refinancing, Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. issued the Units and underlying Notes, entered into a new Revolving Credit Facility, repaid all indebtedness outstanding under its existing First Lien Credit Facility and terminated that credit facility, paid down a portion of the indebtedness outstanding under the Second Lien Credit Facility and amended the terms of that credit facility, and issued new equity to the lenders under the Second Lien Facility and to the original purchasers of the Units. For a detailed description of these transactions, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing.”

The registered address of Stratus Technologies Bermuda Holdings Ltd. and Stratus Technologies Bermuda Ltd. is Cumberland House, 9th Floor, One Victoria Street, Hamilton HM 11, Bermuda. The principal business address of our primary operating subsidiary, Stratus Technologies, Inc., is 111 Powdermill Road, Maynard, Massachusetts, U.S.A., 01754.

B.	Business Overview

Our Company

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and SMB. Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 99 of the top 200 Fortune Global 500 companies and we have approximately 7,800 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry.

Our suite of products includes servers, services and software. Our servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry leading continuous availability with 99.999% uptime (i.e., approximately five minutes of annual unplanned downtime). Our value-added services include maintenance services and managed services. Our maintenance services, which are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees, are recurring in nature and represented 54% of our revenue for the twelve-month period ended February 27, 2011. Managed services include long term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

In August 2009, we released for general availability our first software-only product designed to provide high availability (i.e., approximately 99.99% uptime, or approximately 53 minutes of annual unplanned downtime) using industry-standard servers from other vendors. The low price and operational simplicity of the software opens new opportunities for us in the SMB markets where we have not previously been competitive.

The high costs of server downtime necessitate business continuity solutions that ensure a high degree of operational reliability. While there are a number of solutions in the market to address server availability, we believe that none of them provide the levels of fault-tolerance, high availability and operational simplicity offered by our platforms and required by many mission-critical applications.

We provide our products and services through direct sales and third-party channels, including distributors, value-added resellers, independent software vendors and systems integrators around the world. Approximately 59% of our revenue in each of our last three fiscal years was generated by sales outside the U.S.

As of February 27, 2011, we employed approximately 570 people globally. For the twelve-month period ended February 27, 2011, we generated revenue of $206.2 million, gross profit of $114.9 million (56% gross margin) and Adjusted EBITDA of $49.2 million. For a reconciliation of Adjusted EBITDA to net income, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Our Industry Overview

Computer servers are the building blocks of IT infrastructures. Servers host the operating system and application software relied upon by virtually every industry, enterprise, and organization, from small business to global corporations and government agencies. Servers provide the foundation platform in every IT infrastructure. The 2008-2009 recession caused both the worldwide and U.S. server markets to contract by 19% in factory revenue year-over-year, according to IDC. Capital IT budgets, restricted in 2009, are slowly loosening due in part to the need to upgrade aging infrastructure and to leverage prior investments in virtualization technology. In a November 2010 survey of 367 IT professionals performed by us and ITIC, 51% of respondents said that upgrading server hardware will be a top spending priority for IT organizations in 2011, second only to disaster recovery at 53%. Server virtualization was chosen by 42% of respondents as a spending priority.

IDC is forecasting the worldwide server market to remain essentially flat in the period from 2011 through 2013. Users are replacing their current server infrastructure with fewer and more efficient servers, according to IDC. We believe this is especially true in the x86 server segment, where Stratus is concentrated. Given that Stratus solutions are designed specifically to provide uptime assurance, however, we believe that several factors play to our favor as compared to commodity servers. We believe that several inter-related dynamics are increasing the adverse effects of individual server downtime and, consequently, we expect that demand will increase for business continuity, fault-tolerance and high-availability solutions for mission-critical workloads. We believe these dynamics to include rapid advances in processor technology, the proliferation of virtualization and the recent attention directed at cloud computing. We believe that rapid growth in advanced processor technologies, such as multi-core and virtualization optimization, is an important enabler of server consolidation, as multiple servers are replaced with a single server capable of significantly greater processing power. Increased processing power enables enterprises to virtualize their computing environments.

The traditional datacenter model of allocating one server per application has been challenged by virtualization technology. Virtualization allows enterprises to dramatically increase server capacity utilization through workload consolidation, enabling many applications to run on far fewer servers. The benefits of needing fewer servers include reductions in expenditures for hardware, maintenance, system management, staffing, power and cooling, and physical space in data centers. IDC forecasted that 2010 would be the crossover year, when more virtual servers would be shipped than physical servers as adoption increases and virtual machine density rises (that is, the number of virtual machines that a physical server is capable of supporting). This growth correlates with an equally significant growth in worldwide virtualization service spending. In addition, businesses are increasingly accessing applications “in the cloud” that are delivered over the internet through virtualized servers instead of being managed on in-house servers.

However, issues over security and availability, among others, continue to plague wholesale adoption of external cloud services. Gartner estimates mainstream adoption of cloud computing to be 2 to 5 years out. While virtualization provides enterprises with significant opportunities for IT resource optimization, the consequences of individual server downtime are greatly magnified. As an increasing number of virtual servers are tied to a single physical machine, a single hardware failure can cause multiple virtual machines to fail simultaneously, amplifying the costs of downtime resulting from physical server failure. Virtualization therefore increases the adverse effects of individual server downtime and, consequently, supports additional investment in and demand for business continuity, fault-tolerance and high-availability solutions for mission-critical applications. For this reason, too, we believe that IT and business management are reluctant to virtualize their business-critical and mission-critical applications, electing instead to leave them as they are. Many believe that converting these business and mission critical applications , commonly referred to as Tier 1 applications, is one of the next significant growth areas for virtualization technology.

For mission-critical IT, service degradation, service outages and data loss pose serious consequences. An IDC study focused on the SMB market found that revenue losses per hour averaged $70,000 for the study group. On average, the costs and consequences of even an hour of downtime can be extremely high. A selected set of applications and their hourly downtime costs is provided below:

Revenue Loss, Productivity Loss, and Downtime Hours per Year by Industry

	Productivity	Revenue	Downtime
	Loss/Hour	Loss/Hour	Hours
	(Dollars in thousands)

Financial	$3.64	$9,997.50	3.57
Retail	$2.58	$397.50	7.75
Healthcare	$1.25	$157.20	21.70
Manufacturing	$3.06	$59.93	8.01
Public Sector	$0.85	$0.00	9.41

Source: IDC’s Business Value Research, 2009

These high costs of server downtime necessitate business continuity solutions to ensure a high degree of operational reliability. While there are a number of solutions in the market to address server availability, we believe that many of these are prohibitively expensive, complex to deploy and maintain and/or inadequately address the demanding availability requirements of mission-critical applications.

Conventional availability technologies, including cold standby, data replication and high-availability clustering are sub-optimal for mission critical applications. Cold standby, a method of redundancy in which the secondary (i.e., backup) system is only called upon when the primary system fails, is susceptible to data loss and long reboot cycles, and is therefore only used for non-critical applications or in cases where data is changed infrequently. Data replication technologies, when used alone, provide only 99.99% availability (i.e., approximately 53 minutes of annual unplanned downtime) due to a lack of fault tolerance and long reboot cycle associated with failures. Many of these systems also require intervention by a competent IT staff to resume operation.

While enterprises have taken advantage of declining hardware costs to employ a clustering strategy to ensure high availability, both traditional and virtualized clusters, such as VMware HA, do not provide a fault-tolerant solution and are limited to 99.99% availability (i.e., approximately 53 minutes of annual unplanned downtime). In addition, clusters are highly complex to manage. Clusters must be supported by costly, attentive configuration specialists and require ongoing administration and maintenance to achieve high levels of availability. A clustering solution may also incur additional expenses, including individual software licenses on each clustered server and increased power and cooling consumption for multiple servers.

We believe that the only solutions that have proven to be effective in providing fault-tolerant computing and continuous availability are legacy mainframe computers and a highly specialized solution that combines optimized hardware, proprietary software and high-value services to ensure over 99.999% availability and instantaneous failover (approximately five minutes of annual unplanned downtime). These fault-tolerant servers provide a turnkey solution that enables an enterprise to run mission-critical applications and virtualized environments with essentially no unplanned downtime, providing a unique value proposition when compared to other availability solutions. We believe that we are the only vendor in the industry that offers this value proposition in conjunction with the industry standard Intel processor-based, x86 server.

While x86 servers built today with current processor technology will satisfy a majority of market requirements as in the past, an increased awareness of the importance of application uptime for essential business operations, together with the escalating cost and serious consequences of downtime in organizations of all types and sizes, indicates there is likely to be market demand for solutions capable of providing superior uptime within IT infrastructures, similar to that provided by our solutions offerings.

Our Competitive Strengths

Market Leader with Differentiated, High-Value Solutions.  We believe that our combination of optimized hardware, proprietary software and high-value services have provided our customers with the continuous and high-availability solutions they have demanded for their most critical computing applications for over 30 years. We track the availability levels delivered by our ftServer and legacy products under service contracts and are currently achieving over 99.999% uptime for all such servers, or less than five minutes of annual unplanned downtime on average. To our knowledge, our solutions provide the industry’s highest level of uptime for x86 servers. We believe this level of uptime combined with the operational simplicity of our servers provides our customers with a strong return on their investment and low total cost of ownership. We believe that we offer the industry’s only line of fault-tolerant Intel processor-based hardware servers supporting applications for Windows, Linux and VMware environments. In addition, we believe our Avance software solution is the only high-availability software solution for Industry standard Intel x86 servers that provides both Windows and Linux applications with more than 99.99% uptime reliability, or less than 53 minutes of annual unplanned downtime. All of our solutions are easy to deploy, use, and maintain, and integrate easily into existing IT infrastructures.

Diversified, Highly Stable Global Customer Base.  Our loyal customer base is one of our greatest assets. As of February 27, 2011, we provided mission-critical solutions and services to approximately 900 customers, including some of the most recognizable companies in the world, spanning a diverse set of global industries such as financial services, telecommunications, retail, healthcare, manufacturing and transportation, among others. Our customer base is well-diversified, with no customer accounting for more than 5% of maintenance service revenue or for more than 9% of product revenue for the twelve-month period ended February 27, 2011. We have built a global services installed base that includes more than 7,700 servers under maintenance contracts as of February 27, 2011. We believe our solutions are highly strategic to our customers as we are trusted to ensure that their mission-critical applications function continuously. Our customer retention is strong, with our average legacy server service duration in excess of 10 years and our average ftServer service duration in excess of 6 years. Over the last three fiscal years, we have had a service contract retention rate of approximately 90%. We attribute this high level of retention in our installed base to the high satisfaction levels of our customers, which is over 97% according to a third party survey conducted by the Omega Group on our behalf. We believe both the high retention rate for our service contracts and the low levels of attrition in our installed base are strong testaments to the loyalty of our customers and the high value of our services.

Comprehensive and Stable Recurring Services Offerings.  Our business model is supported by a stable revenue base that includes high-value recurring services offerings. In each of the last three fiscal years we have had a retention rate of approximately 90% for our service contracts, which results in a consistent source of revenue. Our maintenance services move beyond traditional industry maintenance and incorporate proprietary service technology that allows us to remotely detect and resolve most problems before they cause system downtime. Our architecture combines automatic fault detection, automatic fault isolation, integrated “call home” remote support and component replacement service to enable a built-in serviceability model, which we believe is ideally matched to business-critical and mission-critical computing requirements. In addition, we believe that this proactive model helps our customers use our products with little or no need for incremental IT staff support or special training at the customer. We believe this unique, value-added approach has contributed to our high service contract attach rates and long-term customer retention. We have a long-term, managed services engagement where we manage many elements of our customers’ server environment and provide onsite, day-to-day, 24/7 management support of our systems running their mission-critical applications. We believe that our services offerings are an integral part of our value proposition.

High Gross Margin Business Model with Significant Operating Leverage.  The strong added value of our solutions is reflected in our gross margins, which were 56% for the twelve-month period ended February 27, 2011.

We benefit from significant operating leverage and are focused on controlling costs to maximize profitability while maintaining the scalability of our business. We outsource server manufacturing to NEC under the terms of our ten-year Purchase and Distribution Agreement signed in November 2005. We believe that NEC excels in designing systems for manufacturability and volume manufacturing, and is able to achieve economies of scale and component purchasing advantages that benefit ftServer system manufacturing. We believe that outsourcing this manufacturing also affords us a high degree of scalability, in that we can quickly increase production when necessary without requiring significant additional capital investment. Furthermore, by partnering with resellers, we believe that our sales channels are also highly scalable.

Patented Technology.  Every Stratus server includes Continuous Processing features that are a result of more than three decades’ experience ensuring uptime for the demanding mission-critical applications of our worldwide customers. All aspects of Continuous Processing design, consisting of hardware, software and services, aim to prevent, rather than simply recover from, unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters, which use multiple servers to recover after one of the servers in the cluster has failed. Many of these same capabilities are engineered into Avance high-availability software. Avance has the added benefit of Split-Site deployment allowing the two x86 servers that comprise the Avance platform to be separated by up to three miles to protect operations and efficiently recover from disasters. We protect our products and technology through copyrights, trade secrets and patents, including 28 issued patents and 12 pending patents.

Highly Experienced Management Team.  We have a highly-experienced, professional management team with deep domain expertise. Our President and CEO, David C. Laurello, leads a skilled and experienced executive team with an average of over 12 years of tenure with Stratus and more than 150 collective years of related industry experience. Our management team has been instrumental in leading us to 13 consecutive years of positive Adjusted EBITDA, developing the software-based Avance platform, expanding our leading services capabilities, and instilling a customer-centric culture throughout our organization.

Our Business Strategy

During the recent economic downturn, we remained intensely focused on managing costs and expenses, investing strategically for profitable growth, and exceeding our customers’ expectations for product and service quality. We believe these strategies have served us well and position us to participate in an economic recovery. These will continue to be our guiding tenets as we invest to expand the end-user value of our ftServer, Avance and VOS legacy products, broaden our addressable market for high-availability and continuous-availability products and services, expand our pool of revenue-generating channel partners, grow product revenue while maintaining high attach rates for maintenance services and protect and preserve our legacy customer base. We intend to execute our goals through the following business strategies:

Capitalize on Favorable Market Dynamics by Maintaining a Leading Technology Platform.  We believe that the market for superior availability for Windows and Linux applications is growing, and the proliferation of virtualization technology increases the need for our fault-tolerant solutions. A single hardware failure can cause multiple virtual machines to fail simultaneously, amplifying the costs of downtime. Our fault-tolerant and high-availability solutions effectively mitigate the risk of deploying multiple virtual environments. Our three decades of field proven technology and our reputation for dependability and reliability distinguishes us in the marketplace. We continue to build on this foundation through investments in new and improved products and services to maintain our leadership and broaden our market reach. For example, we continue to invest in VOS development, allowing this highly reliable proprietary operating system to use current open-systems tools and technologies that help customers integrate VOS applications with other IT systems and applications. We believe this flexibility is important to customers who are reluctant to migrate these highly dependable, smooth-running applications to more current hardware platforms and operating systems due to uncertainty, cost and business disruption. We also continue to invest in our ftServer platform to ensure that we are incorporating the latest Intel server processor technology. In addition, we believe our investment in our high-availability software solution, Avance, provides us with a solution for the large SMB market opportunity, which we believe are underserved with effective, affordable and uncomplicated products for availability.

Optimize and Expand Channel Partner Relationships to Drive Avance Penetration.  We are increasing investment in our channel support programs in order to increase the productivity of existing channel partners, recruit new channel partners and open new opportunities for us in the SMB marketplace. For the twelve-month period ended February 27, 2011, 35% of total product sales were generated through third-party market channels. Channel partners that either resell or recommend our availability products as a core component of the complete solutions they sell to customers are essential to our success. We are targeting specific applications in specific industries where we believe there is an immediate and compelling need for continuous and highly available computing. Many channel partners now selling ftServer systems have expressed interest in Avance high-availability software as well. Further, we intend to increase the number of channel partners selling both products, and we are investing in support, marketing, training and business planning to help them be successful. Avance software presents us with an opportunity to significantly increase our addressable market for high-availability solutions, due to its relatively low price, simplicity and ease of use — features which have largely been lacking in high-availability software solutions for the large SMB market. Given its relatively low purchase price, selling Avance software directly is not feasible for a large majority of sales opportunities. As a result, we are also focused on establishing a network of third-party distribution channels to sell Avance software and product support.

Maintain High Attach Rates and Retention Levels of Service Offerings and Expand Managed Services Footprint.  Our service offerings are integral to the value proposition of our solutions, and we believe they heavily influence the level of customer satisfaction with us and our products. We enjoy what we believe to be one of the highest attach rates in the industry for service contracts sold with systems. Maintenance services represented 54% of our total revenues for the twelve-months ended February 27, 2011. Service contracts automatically renew annually, providing us with a dependable and recurring revenue stream. As we introduce new solutions and expand into new markets, we tailor our service offerings and pricing levels to be complementary without sacrificing our commitment to provide superior levels of service relative to the competition, thereby fully leveraging our highly advanced service infrastructure to provide exceptional support. We also continually seek opportunities to upgrade customers to our managed services offerings, which are long-term engagements where we provide onsite support of our systems running mission critical applications. As legacy systems customers increasingly utilize our service offerings, we intend to continue expanding our managed services footprint through additional managed services accounts.

Preserve Our Legacy Customer Base.  Legacy system customers represent a significant percentage of our high-margin product and service revenue. They continue to run their most critical business operations on proprietary Stratus software and x86 based V-Series hardware platforms because of the superior reliability and availability that our products have delivered over many years of service. We continue to invest in our V-Series hardware platform, as well as our VOS operating system so that customers may extend the useful life of their legacy system applications with the benefit of improved power, performance and flexibility in their IT infrastructures. By catering to the needs of this customer base, we benefit when these customers purchase our newer high-margin hardware, software upgrades and maintenance services. In the event that our existing legacy customers wish to migrate to a new platform, our V-Series provides such customers with an open-systems hardware platform to which they can easily migrate their critical applications written for the VOS operating system without experiencing appreciable disruptions to their operations.

Our Solutions Offerings

Our solutions are designed to prevent or minimize the downtime of business-critical and mission-critical applications, where a failure is costly in terms of lost revenue, lost productivity, regulatory compliance violations, customer relations, public reputation and/or risk to life and property. Built on over 30 years of technical expertise and real-world experience, our solutions combine fault-tolerant hardware design, failsafe software and high-value maintenance and managed services to ensure in excess of 99.999% availability for our hardware-based solutions and in excess of 99.99% availability for our software-based solutions.

Stratus Hardware

Our fault-tolerant servers are designed to eliminate the operational complexity and high costs inherent in other approaches such as clusters. These servers allow customers to avoid lost revenue, forego expenses due to unplanned downtime and reduce operational and management costs by leveraging existing skills and staff training. Our server solutions can be installed, with the application loaded and ready for operation, in less than a day and present a single-system view, resulting in a much simpler operation compared to multi-node clusters. Our servers also support virtualized environments, further reducing total cost of ownership while eliminating downtime risk inherently present in other virtualized solutions.

Our systems achieve continuous availability through three fundamental elements:

•	Lockstep Technology. Lockstep technology uses replicated, fault-tolerant hardware components that process the same instructions at the same time. In the event of a component malfunction, the partner component acts as an active spare that continues normal operation and averts system downtime. The system also detects and corrects transient hardware errors that could cause software failures if left unchecked.

•	Failsafe Software. Proprietary, failsafe software works in concert with lockstep technology to prevent many software errors from escalating into outages. Unlike typical servers or clusters, our server hardware and software handles most errors transparently, shielding the operating system, middleware, and application software. Another advantage of our approach is that it constantly protects and maintains in-memory data.

•	ActiveService Architecture and Value-Added Services. Our ActiveService capabilities enable built-in serviceability, allowing our server systems to constantly monitor their own operation. When a fault is detected, the server isolates the condition and automatically opens a call that tells our support center exactly what action to take.

Our systems allow most replacements and reconfigurations to take place while the server remains online. All of our systems are engineered around a Continuous Processing design, covering hardware, software and services, which aims to prevent, rather than simply recover from, unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters (which use multiple servers to recover after one of the servers in the cluster has failed). Each of our systems is designed to address the primary causes of downtime and data loss, such as single points of failure, hardware failover and recovery time, faulty device drivers, human error, component and software revision incompatibilities, to keep businesses online.

We currently offer two lines of fault-tolerant servers: our legacy systems, which are targeted at specific customers within our installed base, and our ftServer systems, which are Intel processor-based computing servers. All of our servers are supported by our global value-added services platform and require no failover scripting, repeated test procedures or application modifications to ensure continuous availability and smooth integration of systems into the customer’s enterprise environment.

Legacy Server Systems

Our legacy technology represents a successful history of fault-tolerance, continuous availability and superior service spanning three decades, supporting critical applications worldwide for some of the most recognizable names in the financial services, banking, securities trading, telecommunications, credit cards, transportation and manufacturing industries.

Our legacy line of servers run our proprietary VOS operating system, which was launched in 1981. With nearly three decades of engineering enhancements, VOS was specifically developed for fault-tolerant computing to satisfy the stringent uptime requirements of customers running mission-critical applications. VOS is currently in its seventeenth revision and approximately 162 customers around the world currently run VOS applications. We continue to invest in VOS development, allowing the operating system to use current open-systems tools and technologies that help customers integrate VOS applications with other IT systems and applications. We believe this flexibility is important to customers who are reluctant to migrate these highly dependable, smooth-running applications to more current hardware platforms and operating systems due to uncertainty, cost and risk of business disruption.

Applications written for VOS operating systems run either on a Stratus proprietary server platform or on our Intel processor-based V-Series platform. We no longer manufacture a Stratus proprietary server platform but still provide maintenance, repair, and upgrades for such platform from our existing parts inventory. V-Series was developed in 2004 to provide customers a clear product upgrade path, more processing capacity and greater performance, thereby extending the useful life of their VOS applications. These legacy server systems customers frequently purchase from us new high-margin hardware, software upgrades, and maintenance services. V-Series is built upon the same hardware platform as the ftServer family for Windows, Linux and VMware. The standardization of all server product development on a single architecture enables efficient and productive use of R&D resources.

While still actively used by our customers to run highly strategic, mission-critical applications, our installed base of legacy systems decreases each year as customers migrate to Intel processor-based servers, including our own ftServer systems.

ftServer System Family

Launched in June 2001, our ftServer created a new server category: Intel processor-based fault-tolerant computing for Microsoft Windows applications. ftServer was introduced at a time when both Microsoft and Intel strongly desired to move their products off the corporate desktop and into the corporate data center. Having a server with the ability to support mission-critical business applications was of significant interest to them, as well as the marketplace. Our innovative ftServer open systems design utilizes industry standard components, reducing total cost of ownership without compromising fault-tolerant availability. Both Intel and Microsoft continue to be strong technology partners of ours.

Like our legacy solutions, we believe ftServer benefits from the inherent reliability of our fault-tolerant design coupled with our software availability features and high-value services. We believe ftServer is strongly positioned against competitors’ solutions where purchasing criteria stresses platform reliability and operational simplicity. Unlike alternative availability products, ftServer systems can run Windows and Linux applications unmodified, integrate quickly into IT infrastructure and require little or no incremental staff support for ongoing operation, system management or servicing.

Since launching ftServer in June 2001, we have produced a constant flow of product improvements and “industry firsts” in fault-tolerant computing, such as: $100,000 Perfect Performance Uptime Guarantee (2002); fault-tolerance for VMware software (2004) and Red Hat Enterprise Linux (2005); NEBS compliant open systems telecom server (2004); sub-$10 thousand fault-tolerant server (2006); use of Intel dual-core (2006) and quad-core processor technology (2007); and continuous uptime reliability of 99.999% or better. As of February 27, 2011, the ftServer line has attracted more than 2,314 new Stratus customers, and more than 14,268 ftServer units have been sold since June 2001.

Currently, we are in the fifth-generation of ftServer technology and offer solutions for the entry-level, 2600 model; mid-range, 4500 model; and high end, 6300 model markets. Any application that can run under Windows, Linux or VMware on an industry-standard server can run on an ftServer without modification and with identical installation and administration procedures. The user will recognize no difference in functionality, except the benefit of continuous availability for their mission-critical applications. The top end 6300 model is particularly well suited to serve as a database (Windows SQL Server and Oracle) or a virtualization server due to its large memory capacity and processor technology advancements.

Avance High Availability Software

In August 2009, we released for general availability our Avance software, our first software-only product. This innovative software creates a high-availability computing platform using general-purpose servers from other vendors, such as Dell and HP. Avance was designed for the SMB and distributed enterprise markets, where available products for high levels of uptime are generally expensive, technically complex and/or resource-intensive to manage. Avance represents our first standalone software product for availability, our first product for high availability as opposed to continuous availability and our first product aimed at the SMB and distributed enterprise markets. Avance is an innovative solution that allows businesses to profit from the bottom line advantages inherent to virtualization, including fewer servers, lower energy costs and elimination of planned downtime, without the added expense of specialized hardware, storage area networks or highly trained technical teams to maintain uptime.

Avance software’s low price and operational simplicity expands our addressable market by making high availability computing affordable and accessible to a broader range of at-risk business applications.

In production, Avance automatically synchronizes two general-purpose servers in real-time to ensure data integrity. In case of a fault on one server, applications keep running on the healthy server without any manual intervention, performance degradation or business interruption. Virtualization technology is built into the solution and is transparent to the user. Virtualization enables a user to consolidate multiple business applications on a single Avance platform, rather than running each application on a separate server. Server and application consolidation can reduce a customer’s cost of operations, maintenance, staffing and utilities.

Key advantages of the Avance platform include:

•	automatic availability in excess of 99.99% and built-in virtualization for standard x86 servers;

•	prevention of downtime and data loss with automated 24/7 monitoring, error detection, isolation and fault-management features;

•	24/7 access to critical business solutions from a single management console;

•	support for multiple Windows and Linux virtual machines with integrated Avance virtualization;

•	reduction of cost and complexity of traditional and virtualized IT environments with a solution that is easy to install, use and maintain; and

•	no need for failover scripting, repeated test procedures or extra effort to make applications cluster-aware.

In May 2010, we released version 2.0 of our Avance uptime assurance software solution for small and medium sized businesses for industry standard servers. Engineering resources are directed at improving Avance’s features and functionality to increase market appeal based on feedback received from initial customers. We are in the process of building an indirect sales channel, primarily in the U.S. at this time, made up of distributors, value-added resellers and independent software vendors, to sell Avance software and related maintenance contracts.

Maintenance Services

Our high-value services offerings complement our fault-tolerant servers and are critical components of the Stratus solution. We offer strategic services that move beyond traditional industry maintenance services and incorporate our proprietary, technology-based ActiveService Architecture and ActiveService Network, which provide for remote monitoring, problem diagnosis and product repair. This advanced service technology is a fundamental element of the design and performance of the Stratus solution and is integral to our customer value proposition. Our architecture combines automatic fault detection and isolation, integrated “call home” remote support and component replacement service to enable a built-in serviceability model ideally matched to business-critical and mission-critical computing requirements.

Revenue generated by our services business has historically been predictable and stable due to the high services attach rates for new unit sales, high retention rates beyond the initial contract period and the evergreen nature of our service contracts. In fiscal 2011, over 99% of legacy server sales and over 84% of ftServer system sales included service contracts. In addition, service contract retention rates over the past three fiscal years are approximately 90%. As of February 27, 2011, our approximately 900 services customers around the world, which include our channel partner relationships, had approximately 7,800 servers under services contracts. For the twelve-month period ended February 27, 2011, no single customer accounted for more than 5% of our maintenance service revenue.

Our global services organization supports the legacy and ftServer system families along with our Avance software with 64 field-based engineers and technical account managers located in 14 major geographic centers worldwide, as of February 27, 2011. In addition, as of February 27, 2011 we had 69 higher level hardware and software product support engineers located worldwide.

The legacy systems services offering mirrors the importance these customers place in continuous operation of their mission-critical applications. We provide a designated technical account service manager and immediate access to the nearest Stratus Customer Assistance Center (CAC), 24 hours-a-day, seven days-a-week via our high-speed Remote Service Network modem, to deliver the following:

•	proactive remote monitoring capabilities, including predictive analysis, remote system commands and the ability to pinpoint and duplicate system level problems;

•	automatic notification of any hardware problems;

•	24/7 same-day, on-site service for critical remedial service;

•	immediate access to our on-line database for call history information to expedite the resolution of problems; and

•	transmission of technical information and documentation from the Stratus CAC.

Legacy system customers may also purchase an Assured Availability Service Agreement, whereby we assume full responsibility for supporting their equipment and applications.

We offer two levels of field support for our ftServer solutions for Windows, Linux and VMware, both of which provide proactive monitoring and extensive support. Assured Availability coverage and Assured Availability Plus coverage can meet a spectrum of availability needs cost effectively. Both levels utilize our ActiveService capabilities built into every ftServer system, connecting them to a global service network for detecting, troubleshooting and resolving problems quickly and usually without the need for an onsite call. Key features, depending on coverage, include:

•	24/7 access to availability engineers, software assistance, hardware assistance and hardware monitoring;

•	problem relief focused on resuming operation, plus problem root-cause determination;

•	service engineer response to critical problems;

•	same-day onsite emergency service; and

•	premium services with Microsoft.

Avance software has a services model matched to the target market’s sensitivity to cost, and in line with the low price of the software. Considering the high-availability performance customers expect from our products, we aim to ensure that Avance’s services offering is comparatively robust to that of similar products in this segment of the software industry. Among the services features are 24/7 access to software advice and to availability engineers to address critical problems, as well as remote monitoring via a secure bi-directional Internet connection. Critical issues typically receive an engineer response within 60 minutes.

We believe we are the only server manufacturer to publicly disclose availability levels for its servers. Our ActiveService Network reports immediately if one of our servers under service contract experiences an issue that results in unplanned downtime, as well as the duration and cause of that downtime. From this real-time information, uptime reliability for the hardware and operating system is automatically calculated for all ftServer systems and all legacy systems in our installed base over the preceding six- and twelve-month periods, respectively. The Stratus Uptime Meters on our website (at www.stratus.com) report system availability levels, with information updated daily.

We are currently party to a major multi-year managed services contract in the U.S. Pursuant to our managed services contract, we assume responsibility for running IT operations on behalf of our customer, including network and infrastructure design, product provisioning, 24/7 operations oversight, on-going hardware, software and network management and maintenance, among other services. Provided services may also include discrete projects of limited duration for a specific purpose; these are referred to as professional services. Customers contract with us because of our expertise in delivering and maintaining high levels of uptime reliability of critical business operations. Our managed services contract includes service level agreements (SLAs) that specify detailed performance metrics, including guaranteed levels of availability that our customer expects us to achieve. Failure to comply with contractual SLAs can result in financial penalties levied on us.

Research and Development

We continue to invest in hardware development, specifically ftServer systems for Windows, Linux and VMware, as well as V-Series in support of our VOS operating system. Server hardware continues to be a significant contributor to our revenue stream, especially in light of the multiyear maintenance service contracts that accompany a high percentage of new server sales.

Over time, we have increased R&D spending on software engineering. Customers attribute higher importance to the software aspects of the solutions they purchase and higher value to the vendors supplying it. We believe that customers increasingly view hardware as an undifferentiated commodity product capable of satisfying a majority of their application requirements. Further, availability delivered in software implementations and in new generations of microprocessors that power servers continues to improve. We view our Avance product development as timely in this regard.

We are party to a ten-year Purchase and Distribution Agreement and a ten-year Collaboration and Licensing Agreement, each of which were signed with NEC in November 2005. These agreements place most of the responsibility for fault-tolerant server design and manufacturability of a common hardware platform with NEC. The specialized hardware and software intellectual property underlying the fault-tolerant architecture belongs to us and is licensed to NEC. Under the terms of the agreements, continued development of this technology is our responsibility. Our responsibility extends to operating systems (currently Windows, Red Hat Linux and VMware) to ensure that current and future operating system software products function properly in a fault-tolerant systems architecture with each new processor implementation and associated platform improvements, such as storage and communication technologies. We and NEC are competitors in the marketplace, offering products that are differentiated by performance features, supported third-party products and maintenance services.

Our in-house R&D activities take place in our facilities located in Maynard, Massachusetts. At February 27, 2011, we employed 141 people in R&D, representing approximately 25% of our total personnel. We employed 144 and 152 people in R&D in fiscal 2010 and fiscal 2009, respectively. R&D costs were $27.5 million, $30.3 million and $33.8 million for fiscal years 2011, 2010 and 2009, respectively.

Sales and Marketing

We use a combination of direct and indirect sales channels to sell products and services around the world. Currently, we sell or have representation in 69 countries, with more than half of our sales in the last five fiscal years occurring outside the U.S. Use of direct versus indirect channels varies by product, application, industry, customer size and geography. Outside the U.S., a large percentage of our sales channels are indirect while, domestically, sales are more evenly split between direct and indirect channels.

Avance software is sold through indirect channels almost exclusively, using a combination of distributors, value-added resellers and independent software vendors. Our Avance channel development is currently focused on the U.S., Germany, China and Japan. We expect to open further channels in additional geographies over time.

As uptime and application availability have grown in importance to businesses, we have focused on delivering availability as a total product solution to specific applications in selected markets where the need for availability is most pronounced. For example, aligning with partners that serve retail banking, public safety, manufacturing, healthcare, transportation and logistics markets has accounted for much of our success selling ftServer systems and services since 2001, as well as our proprietary platforms over the past three decades. The applications these partners develop and/or sell in these markets include, among other things, transaction processing, emergency dispatch, electronic health care records, warehouse and distribution management and process control. Even applications such as email have become so entrenched in organizations as to become critical to the successful functioning of their businesses. Virtualization technology’s widespread and continuing growth, as well as nascent uptake of cloud computing, also serve to accentuate a need for availability in the delivery of IT services.

We believe that our relationships with resellers, distributors and other indirect channels are essential to our revenue growth and profitability.

We are increasing investment in market-facing marketing programs, including channel partner support, field marketing and product marketing programs. We regularly solicit input from customers and partners, and apply that input to achieve more effective, customer-centric product development, product management, marketing and communications results.

Manufacturing

Our products are manufactured at three facilities. Our current line of ftServer systems are manufactured at Flextronics in Ibaraki, Japan pursuant to our joint Purchase and Distribution Agreement with NEC. We also have internal manufacturing operations at our facilities in Maynard, Massachusetts and Dublin, Ireland related to our used and refurbished product for both the ftServer systems line and legacy systems line.

On November 25, 2005, the Bermuda Issuer and Stratus Technologies Ireland Limited, entered into a Collaboration and Licensing Agreement and a Purchase and Distribution Agreement, respectively, with NEC. These agreements place most of the responsibility for the hardware aspects of fault-tolerant server design and manufacturability of a common hardware platform with NEC. As of February 27, 2011 and February 28, 2010, we had an outstanding accounts receivable balance of $0.3 million and $0.1 million and an outstanding accounts payable balance of $1.5 million and $1.7 million, respectively, with NEC. In addition, during the fiscal years ended February 27, 2011, February 28, 2010 and February 22, 2009, we recognized revenue from transactions with NEC of $1.9 million, $1.5 million and $2.1 million, respectively. Contemporaneously with the execution of the Collaboration and Licensing Agreement and the Purchase and Distribution Agreement, Holdings entered into a Share Purchase and Shareholders Agreement with NEC.

Competition

We believe that we continue to lead the industry with products and services that deliver the highest levels of uptime reliability, operational simplicity and investment value for the broadest range of end-user requirements and IT operating environments. To our knowledge, NEC is the only other supplier of Intel processor-based fault-tolerant servers for Windows and Linux. Other Intel processor-based competitors include IBM, Hewlett Packard, Dell and Sun.

NEC follows a different distribution model than we do and its share of the U.S. fault-tolerant server market is significantly less than our share of the relevant market. Our traditional Intel processor-based competitors are, to our belief, generally limited to offering open-system high availability solutions that rely on failure recovery technologies — most notably server clusters connected by software — to achieve uptime. Conversely, our ftServer systems employ failure-prevention technology that eliminates application failover, data loss and unplanned downtime. Applications remain up and running in the event of server problems. Increased end user awareness of the importance of availability for essential IT-supported business operations has attracted more competitors with both hardware and software products purporting to provide high levels of availability. Like clustered servers, these products are based primarily on recovery technologies. A class of software fault-tolerant products is now available. We believe that there are technology limitations and performance issues inherent in software approaches to fault-tolerance that restrict their use and limit their effectiveness to protect applications against server-induced failures.

Among the many benefits offered by virtualization software, most notably VMware Vsphere 4, is high availability. Yet we believe the improved availability provided by virtualization software is not sufficient to support essential business applications on commodity-grade servers without high downtime. A fundamental purpose of virtualization is the ability to run many applications on virtual machines created on a single physical server, thereby reducing the number of servers needed and the costs associated with running and maintaining them. Yet the risk remains that, as a consequence of that physical server failing under such a system, many applications will go offline, causing greater disruption and lost productivity. Our industry leading servers are now enabled to run VMware 4. We believe availability provided by this virtualization software running on out product platform provides the optimal protection against downtime, for those end users seeking to virtualize more high-value, business-critical applications in their data centers.

We believe Avance high-availability software provides uptime superior to high-availability clusters at a fraction of the cost and with almost none of the operational and management complexities of clusters. Similar high-availability and fault-tolerant software products exist but in our opinion are more expensive, support fewer operating systems, lack the after-sale support and/or are sold by small companies with limited resources. Avance also competes against virtualization software. Since Avance manages the resources of two servers to deliver high availability and hardware resiliency, hardware failure is less likely to impact applications than when relying on high availability provided by virtualization software alone.

Sales and marketing of Avance and ftServer systems must also overcome end-user assumptions that the uptime reliability they have is sufficient to protect them, that what they have is “good-enough” availability. Countering that, a recent IDC study reported that the average midsize company can expect to have 16-20 hours of disrupted service each year, resulting in approximately $70 thousand in lost revenue per hour.

Patents, Trademarks, Copyrights and Intellectual Property Licenses

We have registered and/or applied to register certain trademarks and service marks to distinguish our products, technologies and services from those of our competitors in the U.S. and in foreign countries and jurisdictions. We also protect our products and technology through copyrights, trade secrets and patents. In addition, we have a perpetual license from Ascend Communications Inc. (which has been acquired by AlcatelLucent SA) to use certain patents relating to the technology of the U.S. Issuer’s predecessor, Stratus Computer. While we believe that patent protection is important, we believe that factors such as innovative skills and technological expertise are also important. Disputes over the ownership, registration and enforcement of intellectual property rights arise in the ordinary course of our business. However, we are not currently involved in any such disputes that we believe could have a material adverse effect on our results of operations, cash flows or financial position.

Employees

We refer you to “Item 6. Directors, Senior Management and Employees — D. Employees” in this annual report.

We do not have any labor, union or collective bargaining contracts covering any of our employees in any location, except where required by local law. We believe our labor-management relations are positive.

Litigation

From time to time, we may become involved in various legal proceedings arising in the ordinary course of business. As of the date of the filing of this annual report we are involved in no legal proceedings that are expected to have a material adverse effect on our results of operations, cash flows or financial condition.

C.	Organizational Structure

Holdings is the parent company of a group of consolidated companies. The diagram below contains a general depiction of the organizational structure of Holdings and its subsidiaries as of February 27, 2011. It does not present a complete representation of our organizational structure.

Notes to Organizational Diagram:

(a)	Stratus Technologies Bermuda Holdings Ltd. is the top tier holding company. Stratus Technologies Bermuda Holdings Ltd. has issued Series A Preference Shares to Technology Holdings Ltd., which is not depicted in the above diagram, and Ordinary Shares to external investors including Technology Holdings Ltd. The shareholders of Technology Holdings Ltd. are certain private equity sponsors, namely Investcorp Stratus Limited Partnership and Stratus Holdings Limited (which we refer to in this annual report as the “Investcorp Group”), MidOcean Capital Partners Europe, L.P. (which we refer to in this annual report as “MidOcean”), and Intel Atlantic, Inc. (which we refer to in this annual report as “Intel Atlantic”). Additionally, as a result of the April 2010 Refinancing, the lenders under the Second Lien Credit Facility were issued in the aggregate approximately 25% of the issued share capital of Holdings, and the original purchasers of the Units were issued in the aggregate approximately 10%, of the issued share capital of Holdings. Certain additional share issuances by Holdings to the lenders under the Second Lien Credit Facility are contemplated in the event that the Issuers do not repay all outstanding indebtedness under the Second Lien Credit Facility by April 30, 2013 or April 30, 2014. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for additional information about Holdings’ stockholders.

(b)	Stratus Technologies Bermuda Ltd. owns all Stratus product and customer service intellectual property, and, as of February 28, 2011, licenses this intellectual property directly to Stratus Technologies Ireland Limited and unrelated third parties. As described more fully in note (c) below, prior to February 28, 2011, Stratus Technologies Bermuda Ltd. licensed the intellectual property that is currently licensed directly to Stratus Technologies Ireland Limited to a different wholly owned subsidiary, SRA Technologies Cyprus Limited, which would in turn license such intellectual property to Stratus Technologies Ireland Limited. Stratus Technologies Bermuda Ltd. is 100% owned by Stratus Technologies Bermuda Holdings Ltd.

(c)	SRA Technologies Cyprus Limited currently has no operations, and it is anticipated that, in connection with certain contemplated internal corporate organizational structure initiatives, the business and operations of SRA Technologies Cyprus Limited would eventually be unwound and that entity dissolved. Prior to February 28, 2011, SRA Technologies Cyprus Limited licensed product and customer service intellectual property from Stratus Technologies Bermuda Ltd. and then sub-licensed the intellectual property to Stratus Technologies Ireland Limited. In connection with these contemplated internal corporate organizational structure initiatives, effective February 28, 2011 (the first day of fiscal 2012), these intellectual property licensing arrangements were terminated. As a result of the termination of these arrangements, Stratus Technologies Ireland Limited now licenses this intellectual property directly from Stratus Technologies Bermuda Ltd. SRA Technologies Cyprus Limited is 100% owned by Stratus Technologies Bermuda Ltd.

(d)	Stratus Technologies, Inc. sells the Stratus products it purchases from Stratus Technologies Ireland Limited to customers in the U.S. Stratus Technologies, Inc. also provides marketing and administrative support to affiliates, provides customer service support on behalf of Stratus Technologies Ireland Limited and performs research and development on behalf of Stratus Technologies Bermuda Ltd. Stratus Technologies, Inc. is 100% owned by Stratus Technologies Bermuda Ltd.

(e)	Stratus Technologies Ireland Limited sells Stratus customer service contracts directly to third parties and sells Stratus products to affiliates and third party distributors. Stratus Technologies Ireland Limited previously paid royalties to SRA Technologies Cyprus Limited for the use of Stratus customer service and product intellectual property. As a result of the termination of the intellectual property licensing arrangements with SRA Technologies Cyprus Limited, effective February 28, 2011, described more fully in note (c) above, Stratus Technologies Ireland Limited now pays royalties directly to Stratus Technologies Bermuda Ltd. for use of this intellectual property. Stratus Technologies Ireland Limited is 100% owned by Stratus Technologies Bermuda Ltd.

(f)	AVANCE Technologies Ltd. is a non-operating entity with no assets or liabilities. AVANCE Technologies Ltd. is 100% owned by Stratus Technologies Bermuda Ltd.

(g)	Cemprus Technologies, Inc. owns the membership interests in Cemprus, LLC, which holds strategic licenses for our telecommunications business. Cemprus Technologies, Inc. is 100% owned by Stratus Technologies, Inc. and is the sole member of Cemprus, LLC.

At February 27, 2011, the total amount of assets of Holdings (on a stand-alone basis) was $1.8 million (exclusive of stock of subsidiaries and intercompany receivables). For the fiscal year ended February 27, 2011, Holdings (on a stand-alone basis) generated no revenue.

Certain subsidiaries, which are not guarantors pursuant to the Company’s debt arrangements, are not depicted in the chart above. These non-guarantor subsidiaries are organized in Australia, Canada, France, Germany, Hong Kong, India Italy, Japan, Korea, the Netherlands, New Zealand, Singapore, South Africa, Spain and the United Kingdom. Their primary operations involve the distribution of Stratus products sold by Stratus Technologies Ireland Limited and Stratus Technologies, Inc., both in direct sales to end users and to third-party resellers. These non-guarantor subsidiaries also provide related customer service support to end users and resellers, such as installation services and remedial and preventative maintenance. Each non-guarantor subsidiary focuses its operations in its respective country of organization and, in some cases, in neighboring countries not otherwise served by a Stratus entity or third party reseller. At February 27, 2011, the non-guarantor subsidiaries (on a stand-alone basis) held an aggregate of $38.7 million in assets, the main categories of which were cash 18% and accounts receivable 55%. For the fiscal years ended February 27, 2011 and February 28, 2010, the non-guarantor subsidiaries (on a stand-alone basis) generated total revenue of $74.8 million and $67.7 million, respectively, and gross profit of $17.9 million and $16.7 million, respectively. At February 27, 2011, the non-guarantor subsidiaries had no short-term indebtedness outstanding.

For certain financial information relating to Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. and the guarantors of the Notes, see Note 18 to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements.”

D.	Property and Equipment

Property

At February 27, 2011 we did not own any real property and leased offices in 18 countries. The following is a list of our principal properties and their use:

			Square	Lease
Company	Location	Use	Feet	Expiration

Stratus Technologies, Inc.	Maynard, MA	Corporate and R&D	287,037	05/31/16
Stratus Technologies, Inc.	Phoenix, AZ	Service	20,660	12/21/16

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our operating and financial results should be read in conjunction with our audited consolidated financial statements contained elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our audited consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our audited consolidated financial statements are due to rounding.

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and SMB. Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 99 of the top 200 Fortune Global 500 companies and we have approximately 7,800 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry.

We currently provide two lines of fault-tolerant servers, the legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high-availability software solution through our Avance product.

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•	Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, including weakness in information technology spending, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the twelve-months ended February 27, 2011, over 99% of legacy server sales and 83% of ftServer system sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable service revenue stream.

	Fiscal Years Ended
	February 27,	February 28,	February 22,
	2011	2010	2009
	(Dollars in thousands)

Legacy products	$21,821	$24,813	$29,019
ftServer products	48,137	41,738	63,324
Avance product	1,146	163	19

Total product revenue	71,104	66,714	92,362
Customer service revenue	111,728	116,816	127,481
Solution services revenue	23,363	20,883	23,181

Total service revenue	135,091	137,699	150,662

Total revenue	$206,195	$204,413	$243,024

We currently have research and development centers in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and legacy systems line. We maintain sales and service offices in 18 countries worldwide.

Revenue by Region

	Fiscal Years Ended
	February 27,		February 28,		February 22,
	2011	% of Rev	2010	% of Rev	2009	% of Rev
	(Dollars in thousands)

U.S.	$83,790	40.6%	$86,840	42.5%	$97,730	40.2%
EMEA	45,808	22.2	45,389	22.2	62,890	25.9
Japan	48,857	23.7	46,887	22.9	53,033	21.8
Asia-Pacific	23,993	11.6	22,958	11.2	27,609	11.4
Other	3,747	1.9	2,339	1.2	1,762	0.7

Total revenue	$206,195	100.0%	$204,413	100.0%	$243,024	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)

Over the prior three fiscal years, our results of operations have been adversely affected by a number of factors, including weakness in information technology spending. We believe that such factors may continue to affect our results of operations. In addition, a substantial portion of our quarterly revenue historically has been recorded in the final weeks of each fiscal quarter, and we expect that this pattern will continue for the foreseeable future.

April 2010 Refinancing

On March 22, 2010, we entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement which would be effective upon an overall refinancing of the Company’s outstanding debt. On April 8, 2010, we completed an overall refinancing of its outstanding debt and as such the Lien 2 amendment became effective. We completed a debt and equity offering and the proceeds were utilized to repay the outstanding principal of our outstanding First Lien Credit Facility, which included $193.0 million of term debt and $22.0 million under the previous Revolving Credit Facility, and a partial payment of outstanding debt under the Second Lien Credit Facility (any debt outstanding thereunder, the “Second Lien Notes”).

Second Lien Credit Agreement

The Lien 2 amendment eliminated the maximum net leverage ratio and minimum net interest coverage requirements. A principal payment of $25.0 million was required and paid on April 8, 2010 and the remaining principal and interest paid-in-kind is due June 30, 2015. The interest rate was amended to Libor plus 500 and the interest paid-in-kind was increased to 900 basis points. In addition, the Lien 2 holders were also issued 11,080,455.38 Series B ordinary shares and 2,523,554.62 Series B preference shares of Stratus Technologies Bermuda Holdings Ltd., resulting in an aggregate 25% ownership in us on a post-issuance basis and entitling the Lien 2 holders to all rights and privileges held by the existing equity holders. Pursuant to the terms of the Subscription and Shareholders Agreement pursuant to which such equity was issued, Lien 2 holders will also be issued additional Series B ordinary shares and Series B preference shares equal to 7.5% of the total issued share capital, in each case as in issue immediately after the closing of the refinancing, on April 30, 2013 if we do not pay all outstanding principal and interest by that date. If we do not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary shares and Series B preference shares equal to 52.5% of the total issued ordinary and preferred stock, in each case as in issue immediately after the closing of the refinancing. For additional information about the terms of the Subscription and Shareholders Agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement.”

As amended, the credit agreement governing the Lien 2 debt contains covenants that restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, change our fiscal year end, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures.

The present value of the cash flows under the Second Lien Credit Facility after the Lien 2 amendment had been executed is at least ten percent different from the present value of the remaining cash flows under the terms of the Second Lien Credit Facility before the execution of the Lien 2 amendment. As a result, the original Second Lien Credit Facility has been treated as extinguished and recorded as a loss on debt extinguishment of $3.8 million in the consolidated statement of operations for the twelve months ended February 27, 2011, which represents the Lien 2 unamortized debt discount of $1.0 million and the unamortized financing fees of $2.8 million related to the Revolving Credit Facility and Second Lien Credit Facility, respectively.

Senior Secured Notes and Equity

On April 8, 2010 we issued Units consisting of debt of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. and equity of Stratus Technologies Bermuda Holdings Ltd., in connection with which we received total proceeds of $207.3 million. The debt consists, in the aggregate, of $215.0 million aggregate principal amount of 12.0% Senior Secured Notes (the “Senior Secured Notes”) of the issuers, with a maturity date of March 29, 2015. The Senior Secured Notes are fully and unconditionally guaranteed by certain subsidiary guarantors (namely, Stratus Technologies Ireland Ltd., SRA Technologies Cyprus Ltd., Cemprus Technologies, Inc. and Cemprus LLC) and by Stratus Technologies Bermuda Holdings Ltd. In addition, each issuer guarantees the Senior Secured Notes issued by the other issuer. The Senior Secured Notes and related guarantees rank senior to the debt under the Second Lien Credit Facility and future subordinated debt but is subordinated to indebtedness under the New Revolving Credit Agreement. Stratus Technologies, Inc. issued 52% and Stratus Technologies Bermuda Ltd. issued 48% of the $215.0 million aggregate principal amount of such Senior Secured Notes. All principal will be paid at maturity and interest is paid semi-annually, in arrears, on April 15 and October 15 of each year beginning on October 15, 2010. On October 15, 2010, the Company made an interest payment of $13.4 million. In addition to the Senior Secured Notes, Stratus Technologies Bermuda Holdings Ltd. issued 4,431,150.00 Series B ordinary shares and 1,008,350.00 Series B preference shares, equal to a 10% aggregate ownership in us on a post-issuance basis, with all rights and privileges equal to those of the existing equity holders. The equity was separated out from the Units by the initial purchaser thereof, immediately upon the issuance thereof, and the Units are now comprised exclusively of the debt of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. Pursuant to the terms of the Subscription and Shareholders Agreement pursuant to which such equity was issued, if additional shares are issued to the Lien 2 holders on April 30, 2013 and April 30, 2014 as noted above, the holders of the Senior Secured Notes will be issued additional Series B ordinary shares and Series B preference shares to maintain the required 10% aggregate equity ownership. For additional information about the terms of the Subscription and Shareholders Agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement.”

The covenants contained in the Senior Secured Notes restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interest or indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures.

Pursuant to the terms of the indenture governing the Senior Secured Notes, prior to April 15, 2013, we may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a premium with the net cash proceeds of certain equity offerings and prior to April 15, 2013 we may also redeem at a premium up to 10% of the originally issued principal amount of Senior Secured Notes per year. In addition, we may redeem some or all of the Senior Secured Notes at any time prior to April 15, 2013, by paying a “make whole” premium. On or after April 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time. The Bermuda co-borrower may redeem the Bermuda Senior Secured Notes in whole, but not in part, at 100% of their principal amount in the event of certain changes affecting withholding taxes. Upon a change of control, the holders of the Senior Secured Notes will have the right to require us to purchase the Senior Secured Notes at a premium. Upon certain asset sales, we may be required to offer to use the net proceeds of the asset sale to purchase a portion of the

Senior Secured Notes at the principal amount. We must make an offer to purchase the Senior Secured Notes with 100% of excess cash flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011, at 120% provided, however that if actual excess cash flow for any annual period is less than $5.0 million, the amount of excess cash flow for such annual period shall be deemed to be $5.0 million. For fiscal 2011, the calculated amount of the excess cash flow is $2.7 million requiring an excess cash flow offer of $5.0 million.

Before the proceeds from the debt and equity financing could be allocated to the different elements of the arrangement, we analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•	the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

As of February 27, 2011, the fair value of the Equity Offering embedded derivative is $1.5 million and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and Excess Cash Flow embedded derivatives are $17.2 million and $1.7 million respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statement of operations through other (expense) income.

For the twelve month period ended February 27, 2011, the Company recorded a loss of $0.3 million in other (expense) income related to the net change in the fair value of the embedded derivatives.

Second Lien Notes and Senior Secured Notes

The net fair value of the three embedded derivatives was subtracted from the total proceeds received since the derivatives are recorded at fair value in accordance with accounting standards for derivative instruments and hedging activities. The residual amount was then allocated among the other instruments and rights based on their relative fair values. This allocation was performed separately for the Senior Secured Notes (Senior Secured Notes, Series B preference shares and Series B ordinary shares) and Second Lien Credit Facility (Second Lien Notes, Series B preference shares, Series B ordinary shares and rights to additional Series B preference shares and Series B ordinary shares) and resulted in the following allocated amounts.

Allocated Amount
(In thousands)

Senior Secured Notes	184,458
Second Lien Notes	58,629
Series B preference shares	11,451
Series B ordinary shares	5,603
Right to shares of Series B preference shares	5,518
Right to shares of Series B ordinary shares	1,533

After the allocation of proceeds was performed for both the Senior Secured Notes and Second Lien Notes, the allocated values of the Senior Secured Notes and Second Lien Notes are less than their principal amounts. As a result, we calculated debt discounts of $30.5 million and $18.5 million for the Senior Secured Notes and the Second Lien Notes, respectively. The debt discounts will be accreted over the term of the respective debt through interest expense using the effective interest method.

We incurred financing costs of $12.0 million related to debt and equity issued and these costs have been allocated on a relative fair value basis between the Senior Secured Notes, Second Lien Notes, Series B preference shares and Series B ordinary shares. The allocation resulted in $9.6 million, $1.7 million, $0.4 million and $0.2 million of financing costs being allocated to these elements, respectively. The financing costs associated with the Senior Secured Notes and Second Lien Notes have been capitalized on the balance sheet and are being amortized to interest expense using the effective interest method over the life of the respective debt. The financing costs associated with the Series B preference shares and Series B ordinary shares have been recorded against the Series B preference shares and additional paid in capital respectively.

Revolving Credit Facility

Also on April 8, 2010, Stratus Technologies, Inc. a wholly owned subsidiary of the Company entered into a $25.0 million Revolving Credit Agreement (the “Revolving Credit Facility”) with Jefferies Finance LLC. The Revolving Credit Facility matures September 29, 2014 and is unconditionally guaranteed by the Company and certain of its subsidiaries and is priority to the Senior Secured Notes. The interest rate is variable based on a Libor floor of no lower than 1.50% plus 475. The covenants include, among other requirements, a minimum net interest coverage calculation, certain financial tests when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes along with restrictions on the ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens and pledge assets or engage in sale-leaseback transactions and will be subject to maximum capital expenditures, as discussed in Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements”. We were in compliance with all covenants for the quarter ended February 27, 2011.

Financing costs related to the Revolving Credit Facility were $1.5 million and have been capitalized on the balance sheet and will be amortized to interest expense using the straight line method over the term of the facility.

Capitalized Registration Fees

In connection with the filing of our initial registration statement on January 25, 2011, we capitalized $0.7 million of related fees which will be expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.

Restructuring Programs

In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2011, 2010 and 2009. These programs were designed to streamline our business model and centralize certain functions. As a result, we recorded significant restructuring and other related charges in fiscal 2011, 2010, and 2009.

Our fiscal 2011 restructuring program (“2011 Restructuring Program”) primarily focused on transitioning the logistics business of the company to our Dublin, Ireland office and resulted in a reduction in headcount of 29 employees. We recorded a charge of $1.7 million related to severance and fringe benefits.

Our fiscal 2010 restructuring program (“2010 Restructuring Program”) included a reduction in worldwide headcount of 26 employees as well as a reduction in operational costs. We recorded a charge of $1.8 million related to severance and fringe benefits and a credit of $0.3 million related to Ireland Development Authority (“IDA”) grants previously recorded as restructuring expenses due to the expiration of a statute of limitations.

Our fiscal 2009 restructuring program (“2009 Restructuring Program”) took place in the first half of fiscal year 2009, after an outside consulting firm was hired to review our business to identify areas for improving profitability. From this profitability analysis, we developed a plan to significantly reduce operating expenses. These expense actions included a reduction in worldwide headcount of 91 employees as well as a reduction in operational costs. We recorded a charge of $8.4 million related to severance and fringe benefits along with $0.3 million related to facility charges.

For further information regarding these restructurings, see Note 3 to our audited consolidated financial statements under “Item 18. Financial Statements.”

Recent Sale of Subsidiary

On January 2, 2009, we sold our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) for $1.9 million in cash and $5.0 million in an 8% two-year note receivable. Assets sold included specific telecommunication inventory and fixed assets, prepaid expenses, intangible assets and certain product and service contracts. Liabilities assumed by the acquirer consisted of accrued vacation for 43 employees and contractors that were transferred, along with accounts payable and deferred revenue. The Emergent Business generated sales of $8.8 million in fiscal year ended February 22, 2009. We recorded a loss on disposal of $0.1 million in fiscal 2009 and a gain on disposal of $0.8 million in fiscal 2010.

In January 2010, we commenced litigation against the purchaser of the Emergent Business relating to a delinquency in the payment of $1.6 million due under the two-year note receivable. On April 14, 2010 we settled the lawsuit and received a final payment of $3.8 million relating to the sale of the Emergent Business, $3.7 million of which was allocated to the reduction of principal on the two-year note receivable, the remainder of which was allocated to interest income and the reimbursement of legal fees relating to the lawsuit. We recorded a gain on sale of $3.7 million during fiscal 2011.

For further information regarding this sale, see Note 15 to our audited consolidated financial statements under “Item 18. Financial Statements.”

Non-Cash Stock-Based Compensation

We participate in and are able to grant options under a broad-based employee stock option program based on Holdings’ stock. The accounting standard for stock based compensation requires that all share-based payments to employees be recognized in the statements of operations based on their fair values. We recognize the expense using the straight-line attribution method. The stock-based compensation expense recognized in the consolidated statements of operations is based on awards that ultimately are expected to vest; therefore, the amount of expense has been reduced for estimated forfeitures. Estimates of forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates based on historical experience. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted. In addition, if we employ different assumptions in the application of this accounting standard, the compensation expense that we record in future periods may differ significantly from what we have recorded in the current period.

In March 2009, in order to address the expiration of a large number of outstanding options held by employees and the fact that all of our stock options were at exercise prices significantly higher than the fair market value of our ordinary stock, the Board of Directors approved a 2-phase employee stock option regrant and exchange program (the “2009 Stock Option Program,” or the “Program”). Phase 1 of the Program, which commenced April 6, 2009 and expired April 24, 2009, authorized the grant of new options to employees whose outstanding options would contractually expire between April 29, 2009 and June 29, 2009. Employees who elected to participate in Phase 1 received a new, fully vested stock option for the number of shares equal to those expiring (the “eligible options”). The eligible options were allowed to expire. A total of 3,292,457 stock options were granted under Phase 1 on May 1, 2009. The new stock options have an exercise price of $0.60 per share, which is greater than the fair market value of our ordinary stock on the date of grant.

Phase 2 of the Program, which commenced June 8, 2009 and expired June 26, 2009, gave employees the opportunity to exchange eligible stock options on a 1:1 basis for a grant of new stock options with a vesting schedule equal to that of the exchanged option. All unexercised stock options granted between July 1, 1999 and February 22, 2009 and not eligible to participate in Phase 1 were eligible for Phase 2. A total of 13,687,663 stock options were cancelled and regranted under Phase 2 on July 1, 2009. The new stock options have an exercise price of $0.60 per share, which is greater than the fair market value of our ordinary stock on the date of grant.

Participation in the 2009 Stock Option Program was conditioned upon the optionees’ continued employment through each respective grant date. All of the new stock options were issued under the Stratus Technologies, Inc. Stock Incentive Plan, as amended and restated, and are subject to its terms and conditions. The new stock options expire ten years from the grant date. Using the Black-Scholes option pricing model, we determined that the fair value of the Phase 1 stock options was $0.2466 per share. As all of the Phase 1 options were fully-vested on the grant date, we recognized stock-based compensation expense totaling $0.8 million in May 2009.

As the grant of the Phase 2 options represented a modification of the unvested eligible options, we (1) measured the fair value of the original options immediately before the modification and (2) measured the fair value of the modified options, to determine the incremental compensation cost. The sum of the incremental cost and the remaining unrecognized compensation expense for the original options will be recognized over the remaining service period of the options. The weighted-average stock-based compensation expense related to the Phase 2 options was $0.2103 per share. We recognized $2.5 million of stock-based compensation expense related to the fully-vested portion of these options in July 2009.

During fiscal 2011, 2010 and 2009, all of the stock options granted were non-qualified stock options with exercise prices greater than the fair market value on the date of grant. The weighted-average fair value of all stock options granted during fiscal 2011, 2010 and 2009 was $0.07, $0.22 and $0.09 per share, respectively.

Stock-based compensation expense in the amount of $0.5 million, $4.0 million and $0.4 million was recorded for the fiscal 2011, 2010 and 2009, respectively. There was no stock-based compensation expense associated with the 2011, the 2010, or the 2009 Restructuring Programs.

Critical Accounting Policies

Certain accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of our audited consolidated financial statements: fair value of April 2010 refinancing, revenue recognition, inventory valuation, goodwill, intangible assets, long-lived assets and warranty. For additional information on our accounting policies affecting our financial condition and results of operations, see Note 2 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Fair Value of April 2010 Refinancing

As part of the debt refinancing discussed in Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements”, we allocated the proceeds received from investors to the multiple financial instruments issued and several features embedded within the financial instrument arrangements based on their fair values. Such allocation required significant judgment, and we were assisted by an independent valuation firm in determining fair value for the financial instruments and embedded features. For a discussion of the related accounting and the values derived for this transaction see Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.” The instruments and features valued include the following:

•	A second lien loan (“Lien 2”), issued pursuant to the Second Lien Credit Agreement

•	Senior secured notes (the “Notes”)

•	Our right to redeem the debt at a specified price in the event of a future equity offering, the right of our creditors to sell back the debt to us at a specified price in the event of a change in control, and our requirement to make an offer to redeem a portion of the debt using a formula based on certain cash-flow metrics on the last day of each fiscal year ending on or after February 27, 2011 (collectively referred to as the “Embedded Derivatives”).

•	Preferred stock and ordinary stock (the “Preferred and Ordinary Shares”)

•	The Lien 2 holders’ contingent right to additional preferred and ordinary stock should we not repay Lien 2 in full by either April 30, 2013 or April 30, 2014 (the “Contingent Equity”).

The first phase in valuing the above instruments and features required that we determine our enterprise value. We used the income approach to estimate our fair value, which is a valuation technique that provides an estimation of the fair value of a business based on the future cash flows that it can be expected to generate. Significant judgment is required in estimating future cash flows the business is expected to generate, the rate of return used to convert the projected cash flows to their present value, and the present value of the residual value of the business. We selected this valuation methodology because we believe it provides the most reliable valuation indicator as it is based on our long-term financial projections which allows us to capture anticipated changes in areas such as product mix and cost structure.

Our enterprise value was then allocated among the debt and equity financial instruments such that the total value of the debt and equity equals the estimated enterprise value as derived above.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the Second Lien Credit Agreement. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to our other outstanding financial instruments, as well as the interest terms under the Second Lien Credit Agreement.

We valued the Notes and Embedded Derivatives by deriving all of the possible combinations that could occur to cause one of the Embedded Derivatives to be triggered and assigning probabilities to each possible combination (the “Decision Tree”). Depending on the combination identified, we constructed a payment schedule for the Notes and discounted the cash flows to their present values using a discount rate that gives the Notes the value as determined above. The value of the Notes (including the Embedded Derivatives) is the weighted average present value of all paths, and the value of each of the Embedded Derivatives was determined by including or removing the respective derivative feature in the Decision Tree.

To value the Preferred and Ordinary Shares, we subtracted the value of the outstanding debt instruments (see above for further discussion) from our enterprise value and then allocated the remaining value to our various classes of equity. To allocate the remaining equity value to our individual classes of securities, we viewed each security as a call option on our underlying assets, which were valued using a Black-Scholes option pricing model (the “Black-Scholes Model”). The assumptions required to estimate the value of an option using the Black-Scholes Model are the value of the underlying equity, the expected term or exercise date, the volatility of the equity and a risk free interest rate. The fair value of the underlying equity was determined in the valuation of Lien 2 as discussed above. The expected term is the expected date of a liquidity event; the exercise price for the preference shares was estimated as a function of their liquidation preference; the exercise price for an option is the strike price of the option; volatility was estimated based on comparable public company data; and the risk free rate of interest was approximated as the yield for a U.S. Treasury security having a maturity similar to the expected term.

There are three scenarios for how many shares of preferred and common stock may be issued to the Lien 2 holders. Under the first scenario, Lien 2 holders will receive only what was issued as part of the initial refinancing transaction. The amounts received by Lien 2 holders under the other two scenarios are dependent upon whether we fail to repay Lien 2 in full by the dates indicated above. In order to value the Contingent Equity, we estimated the probability of each of the three scenarios and determined what our capitalization table would look like in each scenario. We then valued our equity securities using the same methodology as discussed above for the Preferred and Ordinary Shares and calculated the probability weighted average value of the equity shares that would be owned by the Lien 2 holders. Due to the fact that the number of shares of preferred and common stock issued as part of the initial refinancing transaction was fixed, the value of the Contingent Equity is equal to the difference between the weighted average value of shares of preferred and common stock to be issued to the Lien 2 holders should we not repay Lien 2 in full, and the value of such shares as determined upon the initial refinancing transaction.

For more information concerning the transactions to which these valuation assumptions relate and the terms and conditions of the various instruments and features described above, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing.”

Revenue recognition

We sell our products, which consist of hardware and software, and our services to end users, resellers and other third-party channels.

The Company excludes sales tax, value-added tax, consumption tax and any other similar taxes from revenue. Our hardware products are integrated with software that is essential to the functionality of the equipment. Accordingly, we account for revenue in accordance with the accounting standards for software revenue recognition and all related interpretations. Our transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. We use the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized (1) when delivery of the last element occurs, (2) when fair value can be established or (3) when the only remaining undelivered element is maintenance and support, the entire fee is recognized ratably over the remaining maintenance and support term. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. The maintenance and support fee is unbundled from the other elements and revenue is recognized ratably over the maintenance and support term. When VSOE does not exist for maintenance and support, then all revenue is deferred until completion of the professional services, at which time the entire fee is recognized ratably over the remaining maintenance and support period. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period, and to date, are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. Generally, we consider arrangements with extended payment terms not to be fixed or determinable. If collection is not considered probable, revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when we deliver product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If we continue to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when we provide a reseller with stock rotation rights or any other return rights and all other revenue recognition criteria have been met, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support and unspecified rights to product upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed subject to all other revenue recognition criteria being met.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue.

Inventory Valuation

Inventory is valued at the lower of cost (first-in, first-out) or market. We consider recent historic usage and future demand by analyzing the release of future products in estimating the realizable value of its inventory. We record a provision upon determination that inventory is excess or obsolete.

Goodwill and intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually or whenever events and circumstances suggest that the carrying amount may not be recoverable using estimated discounted future cash flows.

Long-lived assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We periodically evaluate our long-lived assets for potential impairment whenever events or circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria have been met. To analyze a potential impairment, we project undiscounted future cash flows expected to result from the use and eventual disposition of the asset or group of assets over the primary asset’s remaining useful life. If these projected cash flows are less than the carrying amount, an impairment loss is recognized in the consolidated statements of operations based on the difference between the carrying value of the asset or asset group and its fair value.

Warranty

We warrant that our products will perform in all material respects in accordance with our standard published specifications in effect at the time of delivery of the products to the customer. We offer product warranties generally ranging from 30 days to 1 year. We estimate the costs that may be incurred under each product’s basic limited warranty and record a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims and cost per claim. We periodically assess the adequacy of each product’s recorded warranty liability and adjust the amount as necessary.

Results of Operations

The following tables summarize our results of operations for fiscal 2011, 2010 and 2009. Percentages in the below table are based on total revenue.

	February 27,	February 28,	February 22,
	2011	2010	2009
	(Dollars in thousands)

Revenue
Product	$71,104	$66,714	$92,362
Service	135,091	137,699	150,662

Total revenue	206,195	204,413	243,024
Product	32,892	30,011	46,939
Service	58,359	61,566	67,538

Total cost of revenue	91,251	91,577	114,477

Gross profit	114,944	112,836	128,547
Research and development	27,469	30,280	33,837
Sales and marketing	29,643	28,867	36,126
General and administrative	19,847	19,193	25,362
Amortization of intangibles	52	1,975	2,227
Restructuring	1,694	1,484	8,652
(Gain) loss on sale of subsidiary	(3,655)	(818)	107
Management fees	1,117	700	700

Total operating expenses	76,167	81,681	107,011

Profit from operations	38,777	31,155	21,536
Interest income	80	461	235
Interest expense	(43,728)	(25,307)	(32,820)
Loss on extinguishment of debt	(3,751)	—	—
Other (expense) income, net	(1,751)	1,920	918

(Loss) income before income taxes	(10,373)	8,229	(10,131)
Provision for income taxes	1,520	1,584	2,132

Net (loss) income	$(11,893)	$6,645	$(12,263)

	February 27,	February 28,	February 22,
	2011	2010	2009

Revenue
Product	34.5%	32.6%	38.0%
Service	65.5	67.4	62.0

Total revenue	100.0	100.0	100.0
Product	16.0	14.7	19.3
Service	28.3	30.1	27.8
Total Cost of Revenue	44.3	44.8	47.1

Gross profit	55.7	55.2	52.9
Research and development	13.3	14.8	13.9
Sales and marketing	14.4	14.1	14.9
General and administrative	9.6	9.4	10.4
Amortization of intangibles	0.0	1.0	0.9
Restructuring	0.8	0.7	3.6
(Gain) loss on sale of subsidiary	(1.8)	(0.4)	0.0
Management fees	0.5	0.3	0.3

Total operating expenses	36.9	40.0	44.0

Profit from operations	18.8	15.2	8.9
Interest income	0.0	0.2	0.1
Interest expense	(21.2)	(12.2)	(13.5)
Loss on extinguishment of debt	(1.8)	—	—
Other (expense) income, net	(0.8)	0.9	0.4

(Loss) income before income taxes	(5.0)	4.1	(4.1)
Provision for income taxes	0.7	0.8	0.9

Net (loss) income	(5.8)%	3.3%	(5.0)%

Non-GAAP Financial Measures

	Fiscal Period Ended
	February 27,	February 28,	February 22,
	2011	2010	2009
	(Dollars in thousands)

Net (loss) income	$(11,893)	$6,645	$(12,263)
Add:
Interest expense, net	43,648	24,846	32,585
Provision for income taxes	1,520	1,584	2,132
Depreciation and amortization	9,147	12,580	16,559

EBITDA(1)	$42,422	$45,655	$39,013

Add (deduct)
Restructuring(a)	1,694	1,484	8,652
Stock-based compensation(b)	468	3,975	387
Management fees(c)	1,117	700	700
(Gain) loss on sale of subsidiary(d)	(3,655)	(818)	107
Reserves(e)	959	1,715	3,614
Loss on extinguishment of debt(f)	3,751	—	—
Other expense, net(g)	2,407	244	180
Telco non-recurring(h)	—	—	2,027

Adjusted EBITDA(1)	$49,163	$52,955	$54,680

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flow included in “Item 18. Financial Statements.”

(a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2011, 2010 and 2009. These programs were designed to streamline our business model and centralize certain functions.

In fiscal 2011, we recorded restructuring charges consisting of $1.7 million for severance and fringe benefits.

In fiscal 2010, we recorded restructuring charges of $1.5 million. This consisted of $1.8 million for severance and fringe benefits and a non-cash restructuring charge credit of $0.3 million to release a previously recorded liability due to an expiration of a statute of limitations.

In fiscal 2009, we recorded restructuring charges consisting of $8.4 million of severance and fringe benefits along with facility and exit costs of $0.3 million.

For additional information see Note 3 of our audited consolidated financial statements under “Item 18. Financial Statements.”

(b)	In fiscal 2011, we recorded non-cash stock-based compensation expense charges of $0.5 million relating to share-based payments to employees.

In fiscal 2010, we recorded non-cash stock-based compensation expense charges of $3.5 million relating to the grant of new fully vested employee stock options and the re-pricing of certain other employee stock options and $0.5 million relating to share based payments to employees.

In fiscal 2009, we recorded non-cash stock-based compensation expense charges of $0.4 million relating to share-based payments to employees.

(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.”

The long-term accrued liability related to this yearly fee totaled $2.4 million, $1.7 million and $1.0 million at each of February 27, 2011, February 28, 2010 and February 22, 2009, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in fiscal 2011 and fiscal 2010 of $3.7 million and $0.8 million, respectively, and a loss on the sale in fiscal 2009 of $0.1 million. See Note 15 of our audited consolidated financial statements under “Item 18. Financial Statements.”

(e)	In fiscal 2011 and fiscal 2010, we incurred $1.0 million and $1.7 million of non-cash inventory write downs, respectively.

In fiscal 2009, we incurred $3.1 million of non-cash inventory write downs and $0.5 million of non-cash reserves for doubtful accounts receivable.

(f)	In fiscal 2011 we recorded $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In fiscal 2011, we recorded other expense, net of $2.4 million, primarily consisting of $0.6 million bank fees, $0.9 million of net foreign currency losses and $0.6 million of net miscellaneous expenses and non-recurring charges. In addition, we recorded a $0.3 million loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes. See Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements.”

In fiscal 2010, we recorded other expense, net, of $0.2 million, primarily consisting of $0.5 million bank fees and $0.6 million of net miscellaneous expenses and non-recurring charges, offset by $0.8 million of net foreign currency gains.

In fiscal 2009, we recorded other expense, net, of $0.2 million, primarily consisting of $0.6 million of bank fees and $0.2 million of net miscellaneous expenses and non-recurring charges, offset by $0.6 million of net foreign currency gains.

(h)	In fiscal 2009, we added back $2.0 million relating to our net Adjusted EBITDA loss which was attributable to the Emergent Business, which was sold in January 2009 (see note d above).

Twelve Months Ended February 27, 2011 Compared to Twelve Months Ended February 28, 2010

Revenue

Total revenue for the twelve months ended February 27, 2011 increased by 0.9% to $206.2 million from $204.4 million in fiscal 2010.

	12 Months Ended		Increase (Decrease)
	February 27,	February 28,	FY11 vs. FY10
	2011	2010	$	%
	(Dollars in thousands)

Product revenue	$71,104	$66,714	$4,390	6.6%
Service revenue	135,091	137,699	(2,608)	(1.9)

Total revenue	$206,195	$204,413	$1,782	0.9%

Product Revenue.  Product revenue for the twelve months ended February 27, 2011 increased by 6.6% to $71.1 million from $66.7 million in fiscal 2010. This was primarily due to significant growth in ftServer sales within the Asia Pacific and EMEA regions. This growth was attributable to significant sales of our Windows product by a major Chinese distributor, as well as greater than expected worldwide ftServer purchases through a German customer accounting for the majority of the growth in Windows. There was also significant growth year over year for the Linux product primarily driven by a large customer in India, as well as the continued rollout of Linux servers to a large customer in the United States. Avance continues to show growth year over year due to growth with international resellers. Legacy sales were lower in comparison to prior year primarily due to the continued migration to non-proprietary operating systems.

The following table shows changes in revenue from each of our product lines, during fiscal 2011 and 2010:

	12 Months Ended		Increase (Decrease)
	February 27,	February 28,	FY11 vs. FY10
	2011	2010	$	%
	(Dollars in thousands)

Continuum	$3,102	$4,014	$(912)	(22.7)%
V-Series	18,719	20,799	(2,080)	(10.0)

Total Legacy	21,821	24,813	(2,992)	(12.1)

Windows	34,748	30,049	4,699	15.6
Linux	9,651	8,293	1,358	16.4
VMware	3,738	3,279	459	14.0
Emergent	—	117	(117)	(100.0)

Total ft	48,137	41,738	6, 399	15.3

Avance	1,146	163	983	603.1

Total Product Revenue	$71,104	$66,714	$4,390	6.6%

Service Revenue.  Service revenue for the twelve months ended February 27, 2011 decreased by 1.9% to $135.1 million from $137.7 million in fiscal 2010. This decrease was primarily due to expected attrition of the Legacy maintenance base by $7.0 million which was partially offset by growth in ftServer maintenance of $2.0 year over year and increased professional services revenue of $2.5 million. The increase in ftServer product sales, as well as continued focus on attach rate initiatives, led to the growth of ftServer maintenance revenue. Professional services revenue growth was attributable primarily to increased managed services business and customized software development for a large customer in the United States.

Gross Profit

Gross profit for the twelve months ended February 27, 2011 increased by 1.9% to $114.9 million from $112.8 million in fiscal 2010. Gross profit margin for those time periods increased slightly to 55.7% from 55.2%, primarily as a result of increased solution services revenue and margins.

Product gross profit for the twelve months ended February 27, 2011 increased by 4.1% to $38.2 million from $36.7 million in fiscal 2010. Product gross profit margin for those time periods decreased from 55.0% to 53.7% primarily due to decreased V-Series and Windows margins. The increase in gross profit was primarily due to increased Windows, Linux and Avance margins of $3.5 million compared to the prior year. This was partially offset by decreased V-Series margins of $1.7 million. In addition, there was a favorable foreign exchange impact of $1.1 million compared to the prior year.

Service gross profit for the twelve months ended February 27, 2011 increased by 0.8% to $76.7 million from $76.1 million in fiscal 2010. Service gross profit margin for those time periods increased from 55.3% to 56.8%. This was primarily due to increased solution services revenue, decreased non-cash stock-based compensation booked in the prior year of $0.6 million, lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010, the fiscal 2010 salary reduction, decreased bad debt expense related to an EMEA customer in the prior year of $0.6 million, decreased outsourcing costs of $1.5 million and decreased depreciation of $1.4 million. These were partially offset by decreased customer service revenue and increased royalty costs of $0.9 million. In addition, there was a net unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Research and Development

Research and development expenses for the twelve months ended February 27, 2011 decreased by 9.3% to $27.5 million from $30.3 million in fiscal 2010. Research and development expenses as a percentage of total revenue decreased in the twelve months ended February 27, 2011 to 13.3% from 14.8% during the same period in fiscal 2010. This was primarily due to the 2010 Restructuring Program resulting in lower payroll and facility costs, lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010 and reduced non-cash stock-based compensation of $1.0 million.

Sales and Marketing

Sales and marketing expenses for the twelve months ended February 27, 2011 increased by 2.7% to $29.6 million from $28.9 million in fiscal 2010. Sales and marketing expenses as a percentage of total revenue increased in the twelve months ended February 27, 2011 to 14.4% from 14.1% during the same period in fiscal 2010. Sales and marketing expenses were higher primarily due to increased marketing headcount and increased commission costs of $0.9 million. These were partially offset by lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010, lower sales headcount and reduced non-cash stock-based compensation of $0.6 million. In addition, there was an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

General and Administrative

General and administrative expenses for the twelve months ended February 27, 2011 increased by 3.4% to $19.8 million from $19.2 million in fiscal 2010. General and administrative expenses as a percentage of total revenue increased slightly in the twelve months ended February 27, 2011 to 9.6% from 9.4% in the same time period in fiscal 2010. This increase was primarily due to charges for retention payments of $1.1 million, increased facility costs of $0.3 million, along with increased audit costs as a result of public filing requirements and increased consulting costs related to strategic development initiatives. These were partially offset by the fiscal 2010 non-cash stock-based compensation of $1.1 million, lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010 and the 2010 Restructuring Program resulting in lower payroll costs. In addition, there was an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Amortization of Intangibles

Amortization of intangibles for the twelve months ended February 27, 2011 decreased by 97.4% to $0.1 million from $2.0 million during the same time period in fiscal 2010 due to the completion of amortization for several customer related intangible assets resulting in no future amortization expense.

Restructuring Charges

Restructuring charges for the twelve months ended February 27, 2011 increased by 14.2% to $1.7 million from $1.5 million during the same time period in fiscal 2010. The restructurings in fiscal 2011 and fiscal 2010 were designed to realign our cost structure and centralize certain functions. See Note 3 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Gain (loss) on Sale of Subsidiary

Gain on sale of business for the twelve months ended February 27, 2011 increased by $2.8 million to $3.7 million from $0.8 million during the same time period in fiscal 2010. This was due to the fiscal 2009 sale of the Emergent Business in January 2009 business in fiscal 2010. The payment of $3.8 million in fiscal 2011 completed the sale of the Emergent Business. See Note 15 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Management Fees

Management fees of $1.1 million for the twelve months ended February 27, 2011 and $0.7 million in the twelve months ended February 28, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.7 million for each twelve month period for our private equity sponsors. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.4 million for the twelve months ended February 27, 2011.

Profit from Operations

As a result of the above factors profit from operations for the twelve months ended February 27, 2011 increased by $7.6 million to $38.8 million from $31.2 million during the same time period in fiscal 2010. Operating margin for those time periods increased from 15.2% to 18.8%, primarily as a result of the gain on sale of the Emergent Business, increased product and solution services margins, continued impact of the fiscal 2010 salary reduction and the 2010 Restructuring Program, reduced non-cash stock-based compensation and decreased depreciation and amortization. These were partially offset by decreased customer service margins, increased payroll expenses related to new marketing hires, increased commission costs and charges for retention payments. In addition, there was a net favorable foreign exchange impact of $0.4 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the twelve months ended February 27, 2011 increased by $18.9 million to $43.7 million from $24.8 million during the same period in fiscal 2010. The increase is due to increased costs of borrowing along with increased amortization of debt discounts and deferred financing fees due to the April 2010 Refinancing.

The weighted-average interest rate of the First Lien Credit Facility and Senior Secured Notes was 4.7% and 13.8%, respectively, for fiscal 2011. The weighted-average interest rate of the First Lien Credit Facility was 6.1% for the twelve months ended February 28, 2010. The First Lien Credit Facility was fully repaid as a result of the April 2010 Refinancing. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.”

The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and 15.0%, respectively, for fiscal 2011. The weighted-average interest rate of the Second Lien Credit Facility was 12.3% for the twelve months ended February 28, 2010. The Second Lien Credit Facility was refinanced in the fiscal 2011 as a result of the April 2010 Refinancing. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.”

The weighted-average interest rate of the Revolving Credit Facility was 6.3% for fiscal 2011. The weighted-average interest rate of the Previous Revolving Credit Facility was 4.0% and 4.2% for fiscal 2011 and 2010 respectively. The Previous Revolving Credit Facility was fully repaid and replaced with the Revolving Credit Facility as a result of the April 2010 Refinancing. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Loss on Extinguishment of Debt

There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the twelve months ended February 27, 2011 due to the write off of deferred financing fees and debt discount as a result of the fiscal 2011 refinancing.

Other (Expense) Income, Net

Other expense, net for the twelve months ended February 27, 2011 increased by $3.7 million to $1.8 million from other income, net of $1.9 million for the same period in fiscal 2010. The increase is primarily due to a $0.3 million loss related to the net change in fair value of the embedded derivatives in the Senior Secured Notes as defined in Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements,” and a net foreign exchange loss of $0.9 million in the twelve months ended February 27, 2011 compared to a $0.8 million net foreign exchange gain and the release of a prior period consumption tax liability of $1.1 million for the twelve month period ended February 28, 2010. In addition, net miscellaneous income decreased approximately 0.6 million year over year.

Income Taxes

Income tax expense for the twelve months ended February 27, 2011 and February 28, 2010 was $1.5 million and $1.6 million, respectively. In the twelve months ended February 27, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances. The effective tax rate was 19.3% in fiscal 2010 which was lower than the statutory rate, primarily as a result of realizing taxable income in certain jurisdictions with tax rates lower than the statutory rate and by the benefit of adjustments to reserves in light of changing facts and circumstances.

Year Ended February 28, 2010 Compared to Year Ended February 22, 2009

Revenue

Total revenue for the year ended fiscal 2010 decreased by 15.9% to $204.4 million from $243.0 million for the same period in fiscal 2009.

	Fiscal Years Ended		Increase (Decrease)
	February 28,	February 22,	FY10 vs. FY09
	2010	2009	$	%
	(Dollars in thousands)

Product revenue	$66,714	$92,362	$(25,648)	(27.8)%
Service revenue	137,699	150,662	(12,963)	(8.6)

Total revenue	$204,413	$243,024	$(38,611)	(15.9)%

During fiscal 2010, we identified immaterial errors relating to our fiscal 2009 and 2008 financial statements. The errors relate to an overstatement of revenue of $0.4 million, of which $0.1 million relates to fiscal 2008, and $0.3 million relates to fiscal 2009. We incorrectly calculated the amount of customer service revenue to recognize for a specific customer and improperly recognized revenue for a sale that contained a right of return.

We corrected the errors in fiscal 2010, which had the effect of reducing revenue, income before tax and net income by $0.4 million. In addition, the out-of-period adjustments reduced the carrying value of accounts receivable. The correcting adjustments to revenue are reflected in the 2010 amounts in the table above.

We do not believe that these errors, individually or in the aggregate, were material to our fiscal 2009 and 2008 financial statements. In addition, we do not believe that the adjustments described above to correct the cumulative effect of the errors in the twelve months ended February 28, 2010 were material to our annual results for fiscal 2010.

Product Revenue.  Product revenue for fiscal 2010 decreased by 27.8% to $66.7 million from $92.4 million for fiscal 2009. This decrease was primarily due to an expected decline in V-Series and Continuum as discussed in the product overview section, the adverse impact of the economy on Windows revenue, the sale of our Emergent Business in January 2009 and the slower than expected rollout of Avance. Included in this total is a negative $0.1 million prior period adjustment relating to improperly recognized revenue for a sale that contained a right of return. In addition, there was an unfavorable foreign exchange impact of $0.3 million compared to the prior year.

The following table shows changes in revenue from each of our product lines, during each of fiscal 2010 and 2009:

	Fiscal Years Ended		Increase (Decrease)
	February 28,	February 22,	FY10 vs. FY09
	2010	2009	$	%
	(Dollars in thousands)

Continuum	$4,014	$7,258	$(3,244)	(44.7)%
V-Series	20,799	21,761	(962)	(4.4)

Total Legacy	24,813	29,019	(4,206)	(14.5)

Windows	30,049	43,407	(13,358)	(30.8)
Linux	8,293	10,830	(2,537)	(23.4)
VMware	3,279	2,709	570	21.0
Emergent	117	6,378	(6,261)	(98.2)

Total ft	41,738	63,324	(21,586)	(34.1)

Avance	163	19	144	757.9

Total product revenue	$66,714	$92,362	$(25,648)	(27.8)%

Service Revenue.  Service revenue for fiscal 2010 decreased by 8.6% to $137.7 million from $150.7 million for fiscal 2009. This decrease was primarily due to lower product sales as discussed above which resulted in lower maintenance revenue. Economic pressures and service contract renegotiations as noted above have also impacted fiscal 2010 service revenue. Included in this decrease is a negative $0.3 million prior period adjustment relating to incorrectly calculating the amount of customer service revenue for a specific customer. In addition, there was a favorable foreign exchange impact of $0.4 million compared to the prior year.

Gross Profit

Gross profit for fiscal 2010 decreased by 12.2% to $112.8 million from $128.5 million for fiscal 2009. Gross profit margin increased from 52.9% in fiscal 2009 to 55.2% in fiscal 2010, primarily as a result of (i) a favorable product mix, (ii) the detailed Continuum inventory review done in fiscal 2009 due to the continued success of the V-Series product, including porting of our proprietary virtual operating system to next generation ftServer platforms which resulted in a one-time $0.8 million charge, (iii) decreased freight costs, (iv) lower amortization expenses, and (v) reduced costs relating to the 2009 Restructuring Program as described in Note 3 to our audited consolidated financial statements under “Item 18. Financial Statements.” These were partially offset in the second quarter of fiscal 2010 by non-cash stock-based compensation expense. The non-cash stock-based compensation expense was related to the re-pricing of employee stock options described under “Non-Cash Stock-Based Compensation” above. Gross profit in fiscal 2010 also reflects a negative $0.4 million prior period adjustment made in fiscal 2010 relating to the correction of internal errors in our fiscal 2009 and fiscal 2008 financial statements.

Product gross profit for fiscal 2010 decreased by 19.2% to $36.7 million from $45.4 million for the same period in fiscal 2009. Product gross profit margin for those periods increased from 49.2% to 55.0% primarily due stronger mix of high margin legacy products and more robust configurations within our Linux and VMware products as well as lower than planned freight costs. Included in this total is a negative $0.1 million prior period adjustment. In addition, there was an unfavorable foreign exchange impact of $0.3 million compared to the prior year.

Service gross profit for fiscal 2010 decreased by 8.4% to $76.1 million from $83.1 million for the same period in fiscal 2009. Service gross profit margin for those periods increased slightly from 55.2% to 55.3%. This decrease in gross profit was primarily due to lower revenue and the non-cash stock-based compensation as discussed above. These were partially offset by reduced payroll expenses primarily due to the salary reduction during the second quarter of fiscal 2010, the elimination of 401(k) contribution matching, facility, depreciation, freight and external costs. Included in this total is a negative $0.3 million prior period adjustment as discussed above. In addition, there was a favorable foreign exchange impact of $0.5 million compared to the prior year.

Research and Development

Research and development expenses for fiscal 2010 decreased by 10.5% to $30.3 million from $33.8 million for the same period in fiscal 2009. Research and development expenses as a percentage of total revenue increased in fiscal 2010 to 14.8% from 13.9% in fiscal 2009. The decreased expenses were due to lower payroll costs as discussed above, our elimination of the 401(k) match, decreased facility and depreciation costs and completion of an outsourced engineering contract. These were offset by non-cash stock-based compensation as discussed above and third-party funding received as part of a joint development arrangement in fiscal 2009.

Sales and Marketing

Sales and marketing expenses for fiscal 2010 decreased by 20.1% to $28.9 million from $36.1 million in fiscal 2009. Sales and marketing expenses as a percentage of total revenue decreased in fiscal 2010 to 14.1% from 14.9% in fiscal 2009. Sales expenses were lower primarily due to decreased payroll due to lower headcount and the salary reduction, elimination of 401(k) match, commissions, outsourcing, depreciation, facility and travel costs. Additionally contributing to this decrease was the classification of certain costs totaling $0.5 million as costs of solution services instead of as a sales expense starting in the third quarter of fiscal 2009 as the marketability around certain software changed at that time. These were partially offset by the non-cash stock-based compensation expense as discussed above. In addition, there was a favorable foreign exchange impact of $0.4 million compared to the prior year.

General and Administrative

General and administrative expenses in fiscal 2010 decreased by 24.3% to $19.2 million from $25.4 million in fiscal 2009. General and administrative expenses as a percentage of total revenue decreased in fiscal 2010 to 9.4% from 10.4% in fiscal 2009. The decreases in expenses were primarily due to decreased variable compensation, reduced costs due to the 2009 Restructuring Program and the salary reduction, elimination of 401(k) matching, outsourcing, maintenance and depreciation. These were partially offset by the non-cash stock-based compensation expense as discussed above and increased facility costs. In addition, there was a favorable foreign exchange impact of $0.1 million compared to the prior year.

Amortization of Intangibles

Amortization of intangibles in fiscal 2010 decreased by $0.3 million to $2.0 million from $2.2 million in fiscal 2009 due to the completion of amortization for certain intangible assets.

Restructuring Charges

Restructuring charges in fiscal 2010 decreased by 82.8% to $1.5 million from $8.7 million in fiscal 2009. As a result of an effort to better align expenses with anticipated revenues we implemented restructuring programs in fiscal 2008, 2009 and 2010. These programs were designed to realign our cost structure, centralize certain functions and enhance our sales and marketing efforts. See Note 3 to our audited consolidated financial statements under “Item 18. Financial Statements.”

Gain (loss) on Sale of Subsidiary

Gain on the sale of a subsidiary in fiscal 2010 increased by $0.9 million to $0.8 million from a loss of $0.1 million in fiscal 2009 due to the timing around the sale of our Emergent Business. See Note 15 to our audited consolidated financial statements under “Item 18. Financial Statements.”

Management Fees

Management fees of $0.7 million in fiscal 2010 and fiscal 2009 were included as operating expenses. These are comprised of fees accrued for our private equity sponsors which will be paid only after fully satisfying our debt obligations.

Profit from Operations

As a result of the above factors, profit from operations for fiscal 2010 increased by $9.6 million to $31.2 million from $21.5 million in fiscal 2009. Operating margin for those periods increased from 8.9% to 15.2%, primarily as a result of increased product margins, decreased variable compensation, the positive effects stemming from the 2009 Restructuring Program, elimination of our 401(k) match and reduced depreciation expenses resulting from decreased capital additions. These were partially offset by the non-cash stock-based compensation expense. In addition, there was a favorable foreign exchange impact of $0.6 million compared to the prior year.

Interest Expense, Net

Interest expense, net for fiscal 2010 decreased by $7.7 million to $24.8 million from $32.6 million in fiscal 2009. This decrease was due to lower LIBOR interest rates along with the expiration of interest rate derivatives offset by an increase in borrowings under the Previous Revolving Credit Facility year over year. The weighted-average interest rates of the Previous Revolving Credit Facility were 4.2% and 5.9% for fiscal 2010 and 2009, respectively. The weighted-average interest rates of the First Lien Credit Facility (excluding the Previous Revolving Credit Facility) were 6.1% and 8.9% for fiscal 2010 and 2009, respectively. The weighted-average interest rates of the Second Lien Credit Facility were 12.3% and 14.4% for fiscal 2010 and 2009, respectively.

Other Income, Net

Other income, net for fiscal 2010 increased by $1.0 million to $1.9 million from other income, net $0.9 million for the same period in fiscal 2009. This increase was primarily due to higher net favorable foreign exchange income, lower bank fees and higher miscellaneous income year over year.

Income Taxes

Income taxes for fiscal 2010 decreased by $0.5 million to $1.6 million from $2.1 million for fiscal 2009. The effective tax rate was 19.3% in fiscal 2010 which was lower than the statutory rate, primarily as a result of realizing taxable income in certain jurisdictions with tax rates lower than the statutory rate. In fiscal 2009, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for the loss in other jurisdictions.

New Accounting Guidance

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. Additionally, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to provide for how the deliverables in an arrangement should be separated and how the consideration should be allocated using the relative selling price method. This guidance requires an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”) and effectively eliminates use of the residual method in such cases.

We will adopt this accounting guidance at the beginning of our first quarter of fiscal year 2012 on a prospective basis for applicable transactions originating or materially modified after February 27, 2011. At this time we do not believe the adoption of this standard will have a material impact on our financials.

Capital Commitments

Total capital expenditures for the twelve months ended February 27, 2011 were $6.2 million, compared to $5.8 million in the twelve months ended February 28, 2010. These expenditures were primarily related to purchases of computer hardware equipment of $3.5 million primarily used in research and development, and of spare parts of $1.1 million to service our installed base. Additionally, in the twelve months ended February 28, 2010, we incurred capital expenditures of $0.7 million relating to the relocation of our Ireland and UK offices. Total capital expenditures for fiscal 2010 and 2009 totaled $5.8 million and $6.4 million, respectively. Capital expenditures relating to testing equipment for fiscal 2010 and fiscal 2009 totaled $1.2 million and $1.5 million, respectively. Capital expenditures relating to computer equipment for fiscal 2010 and fiscal 2009 totaled $2.9 million and $2.2 million, respectively. Capital expenditures related to spare parts for our installed base for fiscal 2010 and 2009 totaled $0.7 million and $1.3 million, respectively.

Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $12.0 million per year.

Quantitative and Qualitative Disclosure About Market Risk

Our primary financial market risk exposures are in the areas of foreign currency exchange risk and interest rate risk.

Foreign Exchange Risk

We have foreign currency exposure related to our sales and operations in foreign locations. This foreign currency exposure arises primarily from the translation or re-measurement of our foreign subsidiaries’ financial statements into U.S. dollars. For example, a substantial portion of our annual revenue and operating costs are denominated in the Japanese yen, the euro and the British pound sterling, and we have exposure related to revenue and operating costs increasing or decreasing based on changes in currency exchange rates. If the U.S. dollar increases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will decrease. Conversely, if the U.S. dollar decreases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will increase. Thus, increases and decreases in the value of the U.S. dollar relative to these foreign currencies have a direct impact on the value in U.S. dollars of our foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency.

For the twelve months ended February 27, 2011, 59% of consolidated revenue and $47.5 million of operating profit was in currencies other than our functional currency, the U.S. dollar. The U.S. dollar depreciated approximately 8.8% against the Japanese yen, approximately 0.5% against the euro and approximately 4.8% against the British pound sterling during this period. For fiscal 2010, 57% of consolidated revenue and $32.0 million of operating profit was in currencies other than our functional currency, the U.S. dollar. The U.S. dollar depreciated approximately 0.7% against the Japanese yen, approximately 6.4% against the euro and approximately 8.4% against the British pound sterling during this period.

To manage this foreign exchange risk exposure, we take advantage of any natural offsets to our foreign currency assets and liabilities and, from time to time, enter into foreign currency forward contracts. The maturities of such foreign exchange contracts generally do not exceed six months. We do not hold or issue financial instruments for trading purposes. As of February 27, 2011, no forward contracts related to these foreign currency exposures were outstanding.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt and credit facilities. Our exposure to floating interest debt obligations may be material in future periods in environments of higher interest rates. As of February 27, 2011, 73% of our outstanding term debt was fixed and 27% was floating. The Revolving Credit Facility also has a floating interest rate, but there were no outstanding borrowings at February 27, 2011. All of our debt is denominated in U.S. dollars.

As of February 27, 2011, a one percentage point increase in interest rates on our floating debt would increase our yearly interest expense by approximately $0.8 million. At February 27, 2011, we did not have any interest rate swap agreements in place to mitigate this risk.

B.	Liquidity and Capital Resources

At February 27, 2011 our cash and cash equivalents were $28.1 million, compared to $56.8 million at February 28, 2010. This decrease was primarily due to fees related to the Company’s refinancing efforts and payments towards the current portion of long term debt. At February 28, 2010, our cash and cash equivalents increased to $56.8 million, compared to $35.0 million at February 22, 2009, primarily as a result of increased cash provided by operating activities. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash provided by operating activities in the twelve months ended February 27, 2011 and February 28, 2010 was $19.7 million and $30.0 million, respectively. Net cash generated from operating activities decreased in fiscal 2011 compared to fiscal 2010 primarily due to changes in working capital along with a reduction in net income adjusted for non-cash expenses. Net cash from operating activities in fiscal 2010 and 2009 was $30.0 million and $17.6 million, respectively. Net cash generated from operating activities increased in fiscal 2010 compared to fiscal 2009 primarily due to a reduction in expenses as a result of the cost saving actions implemented in prior year restructuring programs and the 2009 Restructuring Program, the operational savings from the sale of the Emergent Business in January 2009 and aggressive accounts receivable collections.

Net cash used in investing activities in the twelve months ended February 27, 2011 was $2.8 million compared to $5.0 million in the twelve months ended February 28, 2010. This decrease was primarily due to net proceeds of $3.6 million related to the Emergent Business sale in fiscal 2010. Capital expenditures in the twelve months ended February 27, 2011, the twelve months ended February 28, 2010 and the same period in fiscal 2009, were $6.2 million, $5.8 million and $6.4 million, respectively. During the three twelve month fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in research and development and spare parts to service our installed base. Net cash used in fiscal 2010 and 2009 was offset by $1.0 million and $1.9 million, respectively, in proceeds from the sale of the Emergent Business in January 2009.

Net cash used in financing activities increased to $46.2 million in the twelve months ended February 27, 2011 compared to $5.3 million in the twelve months ended February 28, 2010. Net cash used in the twelve months ended February 27, 2011 was due to a payment on long term debt of $218.0 million, net payments towards Previous Revolving Credit Facility borrowings of $22.0 million along with financing and equity issuance fees of $13.5 million offset by proceeds from issuance of long term debt and equity of $207.3 million. These transactions were related to the refinancing in fiscal 2011. See Note 8 in our audited consolidated financial statements under “Item 18. Financial Statements.” Net cash used in the twelve months ended February 28, 2010 was due to interest rate swap payments of $2.7 million, and scheduled payments on long term debt of $2.0 million. Net cash used in financing activities increased to $5.3 million in the twelve months ended February 28, 2010 compared to net cash provided by financing activities of $8.9 million in the twelve months ended February 22, 2009. This change primarily related to net borrowings of $13.0 million in the twelve months ending February 22, 2009 under the Previous Revolving Credit Facility. In addition to the $2.0 million scheduled payments on long-term debt in fiscal 2010 and fiscal 2009, there were payments of $2.7 million related to our Rate Swap and Collar and $2.2 million in the same twelve-month period ending February 22, 2009. In addition there was $0.6 million of financing and equity issuance fees paid in fiscal 2010 related to the refinancing that was completed in April 2010.

At February 27, 2011 we had debt obligations totaling $296.8 million and net debt of $268.7 million due to $28.1 million of cash and cash equivalents. At February 28, 2010, we had debt obligations totaling $316.9 million, partially offset by $56.8 million in cash and cash equivalents, resulting in a net debt balance of $260.1 million.

As of February 27, 2011, in addition to the cash on hand of $28.1 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at February 27, 2011 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an excess cash flow offer.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this annual report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.72 to 1.00 for the twelve month period ending February 27, 2011.

In addition, our debt agreements contain certain covenants that also, among other things, impose certain other financial tests when an excess cash flow offer or asset sale offer is made under the Notes, restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount as discussed in Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements.” We were in compliance with those covenants as of February 27, 2011.

Pursuant to the bye-law provisions that govern the preference shares of Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of (i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and (ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. As of February 27, 2011, the redemption value of the Series A and Series B Preference Shares totaled $101.1 million and $54.4 million, respectively. If Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

At February 27, 2011 we had approximately $33.0 million of Unremitted Earnings, see Note 7 to our audited consolidated financial statements under “Item 18. Financial Statements.” If there are changes in facts and circumstances in our business operations or changes in tax laws, as discussed in “Item 3. Key Information — D. Risk Factors” we could be subject to a significant income tax liability which would have a significant adverse impact on our cash flows and our financial results of operations.

The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations are detailed in “— Tabular Disclosure of Contractual Obligations.” However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term.

C.	Research and Development, Patents and Licenses

We refer you to “Item 4. Information on the Company — B. Business Overview.”

D.	Trend Information

We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E.	Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 27, 2011 and February 28, 2010, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of ASC 460 “Guarantees” as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of February 27, 2011 and February 28, 2010, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 27, 2011 and February 28, 2010, respectively.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at February 27, 2011.

		Fiscal Years Ending				Beyond
	Total	2012	2013	2014	2015	2015
	(Dollars in thousands)

Long-term debt(1)(2)	$338,635	$5,000	$5,000	$5,000	$5,000	$318,635
Interest obligations(3)	134,067	31,312	30,054	29,931	29,853	12,917
Operating lease obligations	25,926	5,629	5,197	4,993	4,380	5,727
Purchase obligations	3,900	3,900	—	—	—	—

Total	$502,528	$45,841	$40,251	$39,924	$39,233	$337,279

(1)	As presented in this table, long-term debt represents the aggregate mandatory repayments of principal, but not interest, for each period under our Revolving Credit Facility, our Senior Secured Notes and our Second Lien Credit Facility, as of February 27, 2011. The repayment amount of the Second Lien Credit Facility above includes the accretion of interest paid-in-kind over the life of the loan. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements” for the year ended February 27, 2011, for additional information.

(2)	The foregoing assumes that, within 95 days after the end of each fiscal year commencing with fiscal 2011, $5.0 million per year will be used by us to make Excess Cash Flow Offers. Pursuant to the terms of the indenture governing the Notes, we are required, within 95 days after the end of each fiscal year commencing with fiscal 2011, to make an offer (an “Excess Cash Flow Offer”) to repurchase outstanding Notes at 120% of the principal amount thereof, plus accrued and unpaid interest, if any. The amount of each Excess Cash Flow Offer must equal the amount of Excess Cash Flow for the previous fiscal year (as calculated under the indenture governing the Notes), subject to a minimum amount of $5.0 million. The presentation of long-term debt obligations above, assumes a minimum Excess Cash Flow Offer of $5.0 million per year. Depending on the amount of Excess Cash Flow actually available to make Excess Cash Flow Offers in each such period, the actual amount of such payments could be significantly higher.

(3)	Assumes a 12.0% rate on our fixed rate Senior Secured Notes, a LIBOR interest rate of 0.31% added to a base rate of 5.0% for our Second Lien Credit Facility variable rate obligation and a LIBOR floor of 1.50% plus 475 related to our variable rate Revolving Credit Facility.

At February 27, 2011 we have gross unrecognized income tax benefits of $0.1 million. Due to immateriality this is not presented within the tabular disclosure of contractual obligations.

Upon written request, each holder of Series A preference shares and Series B preference shares of Holdings may require Holdings to redeem all of its outstanding preference shares. The redemption value of Series A preference shares and Series B preference shares totaled $101.1 million and $54.4 million, respectively, at February 27, 2011. In connection with the April 2010 Refinancing, Holdings’ Bye-laws were revised to extend the redemption right to all holders of Holdings’ preference shares and provide that the holders of the preference shares may not exercise this right until the later of (i) 91 days after the earlier of the stated maturity date or the first date on which no Senior Secured Notes are outstanding and (ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. See Note 9 to our audited consolidated financial statements under “Item 18. Financial Statements”, for further information regarding commitments and contingencies and leasing contracts.

There can be no assurance that our cash flow from operations, combined with additional borrowings under the Revolving Credit Facility, will be available in an amount sufficient to enable us to repay our indebtedness or fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness obligations on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and senior management of Holdings are as set forth in the following table. All directors hold office until re-elected or their successors are duly elected or appointed in accordance with the Bye-laws and the Subscription and Shareholders Agreement.

Name	Age	Title

David C. Laurello	55	Chairman of the Board of Directors; President(1)
Robert C. Laufer	52	Director; Vice President and Treasurer(2)
Frederick S. Prifty	66	Vice President and Assistant Secretary(3)
Stephen B. Baus	46	Director(4)
Lars C. Haegg	45	Director(5)
Stephen C. Kiely	65	Director(5)
Ernest A. Morrison	53	Director(6)
Robert Sharp	46	Director(5)

(1)	Mr. Laurello also serves as Chairman of the Board of Directors and President and Chief Executive Officer of the U.S. Issuer. Mr. Laurello does not hold a director or executive officer position with the Bermuda Issuer.

(2)	Mr. Laufer also serves as a director and Vice President and Treasurer of the Bermuda Issuer and as a Director and Senior Vice President, Chief Financial Officer and Treasurer of the U.S. Issuer.

(3)	Mr. Prifty also serves as a director and President of the Bermuda Issuer and as Vice President, General Counsel and Secretary of the U.S. Issuer.

(4)	Mr. Baus also serves as a director of each of the Bermuda Issuer and the U.S. Issuer. Mr. Baus is the appointee of the lenders under the Second Lien Credit Facility holding a majority in interest of the loans outstanding under the Second Lien Credit Facility, pursuant to Subscription and Shareholders Agreement entered into on April 8, 2010.

(5)	Mr. Haegg, Mr. Sharp and Mr. Kiely also each serve as directors of each of the Bermuda Issuer and the U.S. Issuer. Mr. Haegg and Mr. Sharp are the appointees of Technology Holdings Ltd., pursuant to Subscription and Shareholders Agreement entered into on April 8, 2010.

(6)	Mr. Morrison also serves as a director of the Bermuda Issuer. Mr. Morrison does not hold a director or executive officer position with the U.S. Issuer.

David C. Laurello became a member of the board of directors of the U.S. Issuer on May 24, 2002 and the board of directors of Holdings on May 22, 2006 and has served as President and Chief Executive Officer of Stratus Technologies, Inc. since June 16, 2003. Before rejoining Stratus in January 2000, Mr. Laurello held the position of Vice President and General Manager of the CNS (Converged Network Solutions) business unit of Lucent Technologies. At Lucent, Mr. Laurello was responsible for engineering, product and business management and marketing. Prior to this role, Mr. Laurello was Vice President of Engineering of the Carrier Signaling and Management Business Unit at Ascend Communications. From 1995 to 1998, Mr. Laurello was Vice President of Hardware Engineering and Product Planning at Stratus. Mr. Laurello is a board member of the Massachusetts High Technology Council and the Massachusetts United Way of Tri-County.

Robert C. Laufer became a member of the board of directors of the U.S. Issuer on February 26, 1999, the Bermuda Issuer on February 22, 2002 and Holdings on May 22, 2006 and currently serves as Senior Vice President of Finance and Administration and CFO of the U.S. Issuer. Mr. Laufer joined the former Stratus Computer in 1989 and held various financial management positions before being promoted to Chief Financial Officer in 1998. Before joining Stratus, Mr. Laufer was the Assistant Controller for Lasertron, Inc., from 1984 to 1986 he was Controller for Microfab, Inc. and in 1983 became a Certified Public Accountant while employed at Ernst & Whinney.

Frederick S. Prifty became a member of the board of directors of the Bermuda Issuer on February 22, 2002. Mr. Prifty joined the former Stratus Computer in 1984 and served as its general counsel and corporate secretary until his departure in 1995. Mr. Prifty again joined Stratus Computer in November 1998 to serve as the general counsel. From 1996 until rejoining us, Mr. Prifty maintained a private practice focusing on high technology clients. Prior to 1984, Mr. Prifty worked at Prime Computer, Inc., Digital Equipment Corporation and General Electric Company.

Stephen B. Baus became a member of the board of directors of Holdings, the U.S. Issuer and the Bermuda Issuer on July 15, 2010. Pursuant to the Subscription and Shareholders Agreement entered into on April 8, 2010, Mr. Baus was selected by the lenders holding a majority in interest of the loans outstanding under the Second Lien Credit Facility to represent the interests of all lenders under the Second Lien Credit Facility. (See “Description of Capital Shares — Subscription and Shareholders Agreement.”) Mr. Baus, CEO of National Payment Network, is a private equity investor focused on business services companies. Mr. Baus most recently was the Executive Chairman of Weblistic, Inc. where he worked with the founder and management team to build management infrastructure, design and implement a marketing strategy and grow revenues. Prior to Weblistic, Mr. Baus was CEO and co-owner of Excell Services, a Directory Assistance call center outsourcing firm, and a General Partner at Platinum Equity, a middle market private equity firm from 2002-2004. Prior to Platinum Equity, Mr. Baus was Chief Financial Officer of Ebone. He currently serves on the boards of directors of National Payment Network, Inc. and Sconza Candy Company, and also of the Northern California Chapter of YPO.

Lars C. Haegg became a member of the board of directors of the U.S. Issuer on April 13, 2001 and the board of directors of Holdings on May 22, 2006 and is a member of the Holdings Audit Committee. Mr. Haegg has been an executive officer of Investcorp International, Inc. or one or more of its wholly owned subsidiaries since 1998. Prior to joining Investcorp International, Inc., Mr. Haegg worked with McKinsey & Company where he was responsible for leading consulting teams for media, retail and electronics customers. He previously worked with Strategic Planning Associates (now Mercer Management Consulting) in the telecommunications and consumer goods sectors. Mr. Haegg currently serves on the boards of directors of US TelePacific, FleetPride and Berlin Packaging.

Stephen C. Kiely became a member of the board of directors of the U.S. Issuer on February 26, 1999 and the board of directors of Holdings on May 22, 2006. Mr. Kiely joined Stratus Computer in 1994 and served as Executive Chairman of Stratus Technologies from June 16, 2003 to June 27, 2008. Previously, Mr. Kiely had been Chairman, President and Chief Executive Officer since February 1999. He also has served as President of Stratus Computer’s Enterprise Computer division, Vice President of Engineering and Vice President of Platform Products. Prior to joining Stratus Computer, Mr. Kiely served in executive positions at IBM, Prime Computer, Bull, and two technology startups. Mr. Kiely is a member of the board of directors of Cray, Inc.

Ernest Morrison became a member of the board of directors of the Bermuda Issuer on December 23, 2004 and the board of directors of Holdings on May 22, 2006. Mr. Morrison is a partner in the Bermuda law firm Cox Hallett Wilkinson Limited (formerly known as Hallett, Whitney & Patton), having joined the firm in 1986. Mr. Morrison has been head of the Corporate Department at the firm commencing from 1998 to the present date. He advises on a broad range of corporate and commercial issues for a diverse international client base. His particular practice areas are trusts, mutual funds, insurance, shipping, aviation and telecommunications. Mr. Morrison is a member of the Honourable Society of Gray’s Inn and the Bermuda Bar Association, and is a member of the board of directors of, among other companies, each of Omega Insurance Holdings Limited and Agincourt Ltd.

Robert Sharp became a member of the board of directors of the U.S. Issuer on April 13, 2001 and the board of directors of Holdings on May 22, 2006 and is a member of the Holdings’ Audit Committee. Mr. Sharp is a Managing Director at MidOcean Partners, LP. Prior to his current position, Mr. Sharp was a Managing Director at DB Capital Partners. Previously Mr. Sharp was a Principal at Investcorp International, Inc. and held positions at BT Securities, Remsen Partners and Drexel Burnham Lambert. Mr. Sharp is also a Director of Bushnell Inc., Hunter Fan Company, Sbarro, Inc. and totes>>Isotoner Corporation.

B.	Compensation

For the fiscal year ended February 27, 2011, the executive officers of Holdings and its subsidiaries received aggregate compensation of $1.1 million. In addition to salary, such aggregate amount includes amounts received by such executive officers pursuant to a bonus program, premiums on group term life insurance policies and certain individualized retention provisions. The company did not make matching contributions to the executive officers’ 401(k) accounts during the fiscal years ending February 27, 2011 or February 28, 2010. The bonus program is available to our non-sales-incentivized employees. Under this program, such employees are eligible to receive bonuses based on their position, their individual performance and Holdings’ consolidated financial performance. The company’s annual sales commission program is available to our sales-incentivized employees and provides for commissions based on the employee’s individual performance and the performance of the applicable sales region.

Bonus Plans

The U.S. Issuer has in place certain bonus plans which are designed to compensate employees for their contributions to our success. These include a sale bonus plan (the “Sale Bonus Plan”) and a corporate bonus plan (the “Corporate Bonus Plan”). The Sale Bonus Plan is open to certain senior managers as specified therein, as well as to certain additional employees at the discretion of the board of directors. It provides for cash bonuses in the event of approved sales. Currently, the board of directors has not selected any additional employees to participate in the Sale Bonus Plan. No amounts became payable to the senior managers specified under the Sale Bonus Plan in connection with the April 2010 Refinancing. The Corporate Bonus Plans are funded annually on the basis of the achievement of certain targets, selected at the beginning of each fiscal year (e.g. Adjusted EBITDA or revenue). Individual payouts under the Corporate Bonus Plan are based on a combination of whether the annual target has been achieved, the position level of the employee and individual evaluations of such employee’s performance.

C.	Board Practices

The Bye-Laws of the Company provide for the administration of the Company by a board of directors consisting of not less than two and not more than fifteen directors, as determined by the shareholders of the Company. As specified above, there are currently seven directors appointed to the board of directors of Holdings. Pursuant to the Bye-Laws of Holdings and the Subscription and Shareholders Agreement entered into in connection with the April 2010 Refinancing, Mr. Haegg and Mr. Sharp, as the board representatives of Technology Holdings, are each entitled to exercise additional votes, so that the appointees of Technology Holdings effectively control a majority of the board of directors of holdings. Also, pursuant to the Subscription and Shareholders Agreement, the Northwestern Mutual Life Insurance Company, a lender under the Second Lien Credit Facility, has the right to appoint a designee and employee of it or an affiliate as an observer to the board of directors of Holdings. As of May 25, 2011, this right has not yet been exercised.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Company’s interests. All powers not expressly reserved by the laws of Bermuda or by the Company’s Bye-Laws to the general meeting of the shareholders are within the powers of the board of directors. Each of our current directors serve until re-elected or their successors are elected or appointed in accordance with the Bye-Laws and the Subscription and Shareholders’ Agreement.

Directors of Holdings and Stratus Technologies, Inc. received no salary or other compensation during fiscal 2011 for their services as members of the respective boards of directors and board committees.

Audit Committee

Holdings and Stratus Technologies, Inc. have each established an audit committee. As of February 27, 2011, the members of the audit committee of each of Holdings and Stratus Technologies, Inc. were Messrs. Haegg, Baus and Sharp. Each member of the Audit Committee holds for an unlimited term, until a successor is duly elected and qualified.

Compensation Committee

Holdings and Stratus Technologies, Inc. have each established a compensation committee. As of February 27, 2011, the members of the compensation committee of each of Holdings and Stratus Technologies, Inc. were Messrs. Haegg, Baus and Sharp. Each member of the Compensation Committee holds for an unlimited term, until a successor is duly elected and qualified.

D.	Employees

The following table indicates the number of employees of the Company and its subsidiaries by geography and main activity category as of the fiscal years ended:

	2011	2010	2009

Americas (including Mexico and Canada)	418	441	446
Europe and South Africa	59	65	66
Japan	48	49	45
Asia/Pacific	43	41	36

TOTAL	568	596	593

	2011	2010	2009

Sales	79	92	83
Marketing	31	19	18
Engineering	141	144	157
Customer Service	215	232	222
Supply Chain Management	13	14	16
Finance and Administration	89	95	97

TOTAL	568	596	593

The Company does not have any labor, union or collective bargaining contracts covering any of its employees in any geography, except where required by local law. We believe our labor-management relations are positive.

E.	Share Ownership

As of February 27, 2011, Mr. Kiely beneficially owned 1,967,611 ordinary shares, or 2.3% of outstanding ordinary shares on an as-converted basis, of which 1,753,291 may be acquired within 60 days after May 25, 2011 by exercise of stock options. Mr. Kiely has been granted options for a total of 1,753,291 ordinary shares, all of which were originally granted to him in his capacity as an executive officer of Stratus Technologies, Inc. and were cancelled and regranted in connection with the 2009 Stock Option Program. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-Cash Stock-Based Compensation.” All such options were issued to Mr. Kiely pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from May 1, 2019 to July 1, 2019. As of May 25, 2011, Mr. Kiely had not exercised any of his shares represented by outstanding options.

As of February 27, 2011, Mr. Laurello beneficially owned 1,709,560 ordinary shares, or 2.0% of outstanding ordinary shares on an as-converted basis, of which 1,709,560 may be acquired within 60 days after May 25, 2011 by exercise of stock options. Mr. Laurello has been granted options for a total of 2,384,560 ordinary shares, 1,484,560 of which were cancelled and regranted in connection with the 2009 Stock Option Program. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-Cash Stock-Based Compensation.” All such options were issued to Mr. Laurello in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from July 1, 2019 to August 14, 2019. As of May 25, 2011, Mr. Laurello had not exercised any of his shares represented by outstanding options.

As of February 27, 2011, Mr. Laufer beneficially owned 1,055,458 ordinary shares, or 1.3% of outstanding ordinary shares on an as-converted basis, of which 1,004,698 may be acquired within 60 days after May 25, 2011 by exercise of stock options. Mr. Laufer has been granted options for a total of 1,454,698 ordinary shares, 854,698 of which were cancelled and regranted in connection with the 2009 Stock Option Program. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-Cash Stock-Based Compensation.” All such options were issued to Mr. Laufer in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from May 1, 2019 to August 14, 2019. As of May 25, 2011, Mr. Laufer had not exercised any of his shares represented by outstanding options.

As of February 27, 2011, Mr. Prifty beneficially owned or had options for less than 1% of the outstanding ordinary shares of Holdings, on an as-converted basis. The foregoing calculation of beneficial ownership includes shares that may be acquired within 60 days after May 25, 2011 by exercise of stock options. All such options were issued to Mr. Prifty in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999, as amended. See “— Employee Stock Option Plan” below. The individual share ownership of Mr. Prifty has not been disclosed to shareholders or otherwise made public. As of May 25, 2011, Mr. Prifty had not exercised any of his shares represented by outstanding options.

Other than the foregoing individuals, none of our directors or executive officers (named under the heading “Management” above) beneficially owns any shares of Holdings. Mr. Sharp is a Managing Director at MidOcean Partners, LP. Mr. Haegg is a Managing Director of Investcorp International, Inc. and certain of its subsidiaries. Mr. Sharp and Mr. Haegg disclaim beneficial ownership of any shares of Technology Holdings Ltd. owned by MidOcean and the Investcorp Group, respectively. For further information about the ownership of Technology Holdings Ltd., see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Employee Stock Option Plan

Holdings and its subsidiary Stratus Technologies, Inc. established the Stratus Technologies, Inc. Stock Incentive Plan on March 29, 1999 (the “Plan”), to facilitate the issuance of shares of Holdings’ ordinary stock to employees, members of management, officers, directors and consultants of Holdings and its subsidiaries. The Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the Plan have a time-based vesting schedule, generally 4 years. With the exception of one restricted stock grant in 1999, all of the options granted under the Plan to date have been non-qualified stock options. Option grants have terms of 10 years.

The Plan, as well as the stock option agreements issued pursuant to it, provides that any of the options issued pursuant thereto, and any ordinary shares issuable upon exercise thereof, are subject to certain restrictions on transfer and certain drag along and tag-along rights triggered upon the occurrence of certain specified sales events, including changes in beneficial ownership exceeding 50%.

As of May 25, 2011, the total outstanding exercisable stock options held by all participants in Holdings’ stock option plan (including options exercisable within 60 days), including the board members and executive officers named above, called for 18.1 million shares.

For a more detailed description of our stock option plan, including information regarding the expiration date of the options thereunder, see Note 12 to our audited consolidated financial statements under “Item 18. Financial Statements.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings owns 100% of the issued and outstanding voting shares of the Bermuda Issuer, which in turn directly or indirectly owns 100% of the issued and outstanding shares of the U.S. Issuer and of each other guarantor of the Notes underlying the Units (except for one share of Stratus Technologies Ireland Limited owned by a third party to comply with the minimum requirements of local law). Set forth below is certain information concerning the beneficial ownership of the ordinary share capital and preference share capital, by each person known to us to be a beneficial owner of more than 5% of any class of capital stock of Holdings. As provided below, percentage of ownership is based on 10,093,146.62 preference shares and 44,320,789.38 ordinary shares. For information regarding the share ownership of our executive officers and directors, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” For information regarding the relative voting rights of the shareholders of Holdings, see the disclosure incorporated by reference into “Item 10. Additional Information — B. Memorandum and Articles of Association and Equity Holders’ Rights.”

	Holdings Ordinary		Holdings Preference
	Shares(a)		Shares(b)
	Number of	Percent of	Number of	Percent of
Name	Shares	Class	Shares	Class

Technology Holdings Ltd.(c)	37,679,352.00	56.9%	6,561,242.00	65.0%
Northwestern Mutual Life Insurance Co.(d)	3,559,743.91	5.4%	542,564.24	5.4%

(a)	Includes 10,093,146.62 preference shares that are convertible into ordinary shares at any time at the option of the holder.

(b)	Preference shares vote and are convertible into ordinary shares on a 2.17:1 basis.

(c)	A majority of our outstanding share capital is owned of record by Technology Holdings Ltd., which is a Bermuda exempted company. The shareholders of Technology Holdings Ltd. are in turn the Investcorp Group, MidOcean and Intel Atlantic.

Investcorp Stratus Limited Partnership, a Cayman Islands exempted limited partnership, and Stratus Holdings Limited, a Cayman Islands exempt company (which we refer to collectively in this annual report as the “Investcorp Group”), own securities representing approximately 56.5% of the voting power of Technology Holdings Ltd.. Investcorp Bank B.S.C., a Bahraini public joint stock company (which we refer to in this annual report as “Investcorp”), may be deemed to share beneficial ownership of the shares of voting stock of Technology Holdings Ltd. held by the Investcorp Group because the holders of the voting stock of the Investcorp Group, or such entities’ stockholders or principals, have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of the entities owning the voting stock issued by the entities in the Investcorp Group, or such entities’ stockholders, has granted such affiliate the authority to direct the voting and disposition of the voting shares issued by such entity, which permits Investcorp to control the voting and disposition of the voting stock of Technology Holdings Ltd. owned by each member of the Investcorp Group for so long as such agreements are in effect. Investcorp may also be deemed to share beneficial ownership of the shares of voting stock of Technology Holdings Ltd. held by Investcorp Stratus Limited Partnership because the general partner of such partnership is an indirect subsidiary of Investcorp. The address for Investcorp Bank B.S.C. is P.O. Box 5340, Manama, Bahrain. The address for each of Investcorp Stratus Limited Partnership and Stratus Holdings Limited is c/o Paget-Brown Trust Company Ltd., P.O. Box 1111, Boundary Hall, Cricket Square, Grand Cayman Cayman Islands.

MidOcean Capital Partners Europe, L.P., a Cayman Islands exempted limited partnership (which we refer to in this annual report as “MidOcean”), owns securities representing approximately 30.8% of the voting power of Technology Holdings Ltd.. As a result of their direct or indirect control relationship with MidOcean, Ultramar Capital, Ltd., a Cayman Islands exempt company, Existing Fund GP, Ltd., a Cayman Islands exempt company, MidOcean Partners, LP a Cayman Islands exempted limited partnership, and MidOcean Associates,SPC, a Cayman Islands exempt company registered as a segregated portfolio company, may all be deemed to be beneficial owners of the stock of Technology Holdings Ltd. owned by MidOcean. Existing Fund GP, Ltd. is the general partner of MidOcean, MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. J. Edward Virtue may be deemed the beneficial owner of the shares of voting stock of Technology Holdings Ltd. held by such entities because he indirectly controls the voting or disposition of such securities, but he disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for MidOcean Capital Partners Europe, L.P. is P.O. Box 26 GT, Grand Cayman, Cayman Islands. The address for each of Existing Fund GP, Ltd., MidOcean Partners, LP, MidOcean Associates, SPC and Ultramar Capital, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

Intel Atlantic, Inc., a Delaware corporation (which we refer to in this annual report as “Intel Atlantic”), owns securities representing approximately 12.7% of the voting power of Technology Holdings Ltd.. The address for Intel Atlantic, Inc. is Corporation Trust Company, 1209 Orange St., Wilmington, Delaware, 19801.

(d)	The Northwestern Mutual Life Insurance Company is a Second Lien Lender. The address for the Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202.

Holdings by U.S. Shareholders

As of February 27, 2011, there were approximately 350 holders of record of ordinary shares, including 127 holders of Series B Ordinary Shares, and 128 holders of record of preference shares, including 127 holders of Series B Preference Shares. Of the approximately 350 holders of record of ordinary shares and 128 holders of preference shares, 256, representing 37.0% of the ordinary share capital outstanding and 119, representing 32.9% of the preference share capital outstanding, held such shares in the United States of America.

Subscription and Shareholders Agreement

As disclosed under the heading “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing,” in connection with the closing of the April 2010 Refinancing, we entered into the Subscription and Shareholders Agreement (the “Subscription and Shareholders Agreement”), dated April 8, 2010, with the lenders under the Second Lien Credit Facility and the holders of equity issued to the original purchasers of the Units, pursuant to which Holdings issued (i) to the lenders under the Second Lien Credit Facility, in the aggregate, 11,080,455.38 of its ordinary shares and 2,523,554.62 of its preference shares, equivalent to approximately 25% of its issued share capital for each such class of securities, and (ii) to the original purchasers of the Units, 4,431,150.00 its Series B ordinary shares and 1,008,350.00 of its Series B preference shares, representing approximately 10% of the issued share capital of each class of securities.

Among other terms, the Subscription and Shareholders Agreement provides for additional equity issuances if the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full (the “Second Lien Discharge”) by April 30, 2013 or April 30, 2014. In the event that the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full by April 30, 2013, Holdings has agreed to issue a number of Series B Ordinary Shares and Series B Preference Shares to the lenders under the Second Lien Credit Facility equal to 7.50% of the total issued ordinary share capital and 7.50% of total issued preference share capital, in each case as in issue immediately after the closing of the transactions related to the April 2010 Refinancing. Additionally, in the event that the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full by April 30, 2014, Holdings would agree to issue a number of Series B Ordinary Shares and Series B Preference Shares to the lenders under the Second Lien Credit Facility equal to 52.50% of the total issued ordinary share capital and 52.50% of the total issued preference share capital, in each case as in issue immediately after the closing of the transactions related to the April 2010 Refinancing. In the event that additional equity is issued to the lenders under the Second Lien Credit Facility on either of those dates, Holdings will issue additional equity to the holders of equity issued to the original purchasers of the Units on a pro-rata basis with the lenders under the Second Lien Credit Facility, such that the holders of equity issued to the original purchasers of the Units will not be diluted by the issuances to the lenders under the Second Lien Credit Facility on either of those dates. The shares issued to the lenders under the Second Lien Credit Facility would be subject to certain transfer restrictions.

For information regarding the terms of the Subscription and Shareholders Agreement, see the disclosure incorporated by reference into “Item 10. Additional Information — B. Memorandum and Articles of Association and Equity Holders’ Rights.”

B.	Related Party Transactions

Management Advisory Agreements

On October 1, 2005, the U.S. Issuer entered into management advisory agreements with each of Investcorp and MidOcean US Advisor, LP, an affiliate of MidOcean, for management, advisory, strategic planning and consulting services. The agreements each have a term of one year, which automatically renews for successive one-year periods unless earlier terminated by either party, for any reason, upon at least 30 days’ prior written notice. In consideration of the services provided under such agreements, the U.S. Issuer pays annual fees to Investcorp and MidOcean US Advisor, LP, respectively, in addition to reimbursement of actual out-of-pocket expenses incurred in connection therewith. In connection with the April 2010 Refinancing, on April 8, 2010, we entered into amendments to these agreements to provide that the annual fees payable to Investcorp and MidOcean US Advisor, LP will be $250,000 and $450,000, respectively. However, the payment of the annual fee is restricted by financial performance covenants contained in our debt instruments. Accrued expenses related to this annual fee totaled $2.4 million and $1.7 million for the years ended February 27, 2011 and February 28, 2010, respectively.

Management Shareholders Agreements and Management Put Options

In connection with certain closing arrangements, Holdings has historically issued ordinary shares to certain members of management pursuant to individual share purchase and shareholders agreements with such managers (the “Management Shareholders Agreements”). Among other provisions, such Management Shareholders Agreements contain certain restrictions on transfer and subject the securities issued pursuant thereto to drag-along and tag-along rights triggered, as specified therein, upon the occurrence of certain sales events, including changes in beneficial ownership of the company exceeding 50%, among other events.

In addition, certain managers are party to put option agreements (the “Management Put Options”) pursuant to which such managers have the right to sell to Holdings all (but not less than all) of the ordinary shares held by them under the terms of a Management Shareholder Agreement, at the price at which they purchased such shares, upon the occurrence of certain triggering events, including liquidations, dissolutions or other winding up, or mergers, acquisitions, changes of control or similar events.

Non-Management Shareholders Agreements

In connection with investments in Holdings, non-management shareholders of Holdings are subject to individual share purchase and shareholders agreements (the “Non-Management Shareholders Agreements”) which govern the terms of their investments in Holdings. Among other provisions, such Non-Management Shareholders Agreements subject the securities issued pursuant thereto to certain drag-along and tagalong rights triggered, as specified therein, upon the occurrence of certain sales events including changes in beneficial ownership exceeding 50%. Such Non-Management Shareholders Agreements also contain “piggy-back” registration rights and certain restrictions on transfer.

Shareholders’ Agreement

On February 1, 2001, Stratus Technologies Group, S.A. (“Stratus S.A.”), and affiliates or predecessors of the Investcorp Group, MidOcean and Intel Atlantic entered into a shareholders agreement, which was subsequently amended and restated in its entirety on May 23, 2002 (as amended, the “Shareholders Agreement”). In August, 2006, in connection with a corporate restructuring of Stratus S.A. and its subsidiaries, Holdings assumed the obligations of Stratus S.A. pursuant to the terms of an assignment agreement, and Technology Holdings Ltd. assumed the obligations of all other parties to the Shareholders Agreement except the management stockholders. The Shareholders Agreement was further amended on April 8, 2010 by the terms of the Subscription and Shareholders Agreement, entered into in connection with the April 2010 Refinancing.

Because Technology Holdings Ltd. currently holds the rights and obligations of all parties to the Shareholders Agreement other than Holdings and the management stockholders, only certain provisions have practical effect. The following description is qualified in its entirety by reference to the text of the Shareholders Agreement, which has been filed previously as an exhibit to the registration statement of which this annual report forms a part. The Shareholders Agreement contains the following arrangements relating to Holdings’ shares:

Co-Sale Rights:  If any of the management stockholders party to the Shareholders Agreement proposes to sell, transfer, assign, exchange or otherwise convey or dispose of any shares of Holdings’ capital stock, then Technology Holdings Ltd. shall have the right to include its shares of Holdings’ capital stock in such proposed transaction on a pro rata basis. The co-sale rights terminate upon the closing of certain qualified initial public offerings.

Registration Rights:  Technology Holdings Ltd. has certain demand and piggyback registration rights, which allow it to require Holdings to register all or a portion of its shares. The registration rights are subject to certain limitations, including Holdings’ right to temporarily suspend the registration of shares.

Election of Directors:  The provisions contained in the Shareholders Agreement with respect to the election of directors were amended by the terms of the Subscription and Shareholders Agreement. This amendment notwithstanding, Technology Holdings Ltd. has the right at any time prior to the consummation of the Third Closing (under the Subscription and Shareholders Agreement, see below) and as long as it continues to hold a majority of the outstanding Ordinary Class Shares, calculated on an as-if converted basis, to appoint at least a majority of the directors of the Managing Entities.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We refer you to “Item 18. Financial Statements” in this annual report.

B.	Significant Changes

No significant change in our financial condition has occurred since the date of the most recent audited consolidated financial statements contained in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares are not traded on any securities exchange or other regulated market and therefore we are unable to provide historical high and low market price information for our ordinary shares. The remaining items of Item 9 are not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Not applicable.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Bye-Laws and Equity Holders’ Rights

We incorporate by reference into this annual report as though set forth herein in full the disclosure, including the description of our Bye-laws and of the Subscription and Shareholders Agreement, contained in our registration statement on Form F-4 (File No. 333-171863) under the heading “Description of Capital Shares,” initially filed with the SEC on January 25, 2011, as amended and supplemented by the related prospectuses.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in “Item 19. Exhibits.”

Agreements Relating to the Units and Underlying Notes

In connection with the April 2010 Refinancing, we issued 215,000 units, consisting of $215,000,000 aggregate principal amount of Notes of the Issuers. The terms of the units and the underlying notes are governed by the Indenture, dated as of April 8, 2010, among the Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent. The terms of the liens on the collateral that secure the Notes are governed by the Indenture Collateral Agreement, dated as of April 8, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., the grantors specified therein and The Bank of New York Mellon Trust Company, N.A., as collateral agent. The terms of the gurarantees of the Notes are governed by the Note Guarantee by the guarantors party thereto in favor of Bank of New York Mellon Trust Company, N.A., as trustee. We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing” for a summary of certain contract terms.

Revolving Credit Facility

In connection with the April 2010 Refinancing, we entered into a $25.0 million Revolving Credit Facility, the terms of which are governed by a Revolving Credit Agreement, dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., Jefferies Finance LLC, as administrative agent, and the other lenders and agents party thereto. We refer you to “Item 5.

Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing” for a summary of certain contract terms.

Second Lien Credit Facility

In connection with the April 2010 Refinancing, we amended our Second Lien Credit Facility, the terms of which are governed by the First Amended and Restated Second Lien Credit Agreement, dated as of August 28, 2006, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Deutsche Bank Trust Company Americas, as administrative agent, and the other lenders and agents party thereto, as subsequently amended (including in connection with the April 2010 Refinancing). We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing” for a summary of certain contract terms.

Intercreditor Agreement

The rights of the lenders under the Revolving Credit Facility, the lenders under the Second Lien Credit Facility and the holders of Units and underlying Notes, with respect to their relative interests in the Company pursuant to such instruments and credit facilities, are governed by the Amended and Restated Intercreditor Agreement, dated as of April 8, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Jefferies Finance LLC, as administrative agent, The Bank of New York Mellon Trust Company, N.A., as collateral agent and trustee, and Deutsche Bank Trust Company Americas, as administrative agent. We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing” for a summary of certain contract terms.

Agreements with Shareholders

We have entered into certain shareholders agreements, with investors and with management, as listed in “Item 19. Exhibits.” We refer you to “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Non-Management Shareholders Agreements” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement” for summaries of certain contract terms relating to such shareholders agreements. We refer you to “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management Shareholders Agreements and Manager Put Options” for a summary of certain contract terms relating to our management shareholders agreements. The terms of our Stock Incentive Plan, pursuant to which certain stock options are issued to employees and executive management, and of certain stock option awards to executive management, are summarized under the heading “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

NEC Agreements

On November 25, 2005 (the “Effective Date”), two of the Company’s subsidiaries, Stratus Technologies Bermuda Ltd. and Stratus Technologies Ireland Ltd., entered into a Collaboration and Licensing Agreement and a Purchase and Distribution Agreement with NEC (together, “the NEC Agreements”). The terms of the NEC Agreements are ten years, and will automatically renew on an annual basis on each subsequent anniversary of the Effective Date. The Collaboration and Licensing Agreement provides cooperative terms for the development of software and hardware for fault-tolerant computer systems and certain licenses under each party’s respective intellectual property rights for such purpose. The Purchase and Distribution Agreement provides the terms under which Stratus may purchase from NEC and distribute on a non-exclusive basis certain computer systems, components, spare parts and related software.

In connection with its relationship with NEC, the Company issued equity to NEC on April 5, 2005 and November 25, 2005, and entered into Share Purchase and Shareholders Agreements with NEC dated as of those dates. We refer you to “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Non-Management Shareholders Agreements” for a summary of certain contract terms.

As of February 27, 2011 and February 28, 2010, the Company had an outstanding accounts receivable balance of approximately $0.3 million and approximately $0.1 million and an outstanding accounts payable balance of approximately $1.5 million and approximately $1.7 million, respectively, with NEC. In addition, during the fiscal years ended February 27, 2011, February 28, 2010 and February 22, 2009, the Company recognized revenue from transactions with NEC of approximately $1.9 million, approximately $1.5 million, and approximately $2.1 million, respectively.

Management Agreements

In connection with the April 2010 Refinancing, we amended our Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between Investcorp International, Inc. and Stratus Technologies, Inc., as subsequently amended (including in connection with the April 2010 Refinancing), and our Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between MidOcean US Advisor, LP and Stratus Technologies, Inc., as subsequently amended (including in connection with the April 2010 Refinancing). We refer you to Note 17 under “Item 18. Financial Statements” for a summary of certain contract terms.

D.	Exchange Controls

There are no exchange controls limiting the ability to move assets or funds to or from Bermuda.

E.	Taxation

We are incorporated in Bermuda, and our primary operating subsidiary, Stratus Technologies, Inc., is incorporated in the U.S. The following discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, the Code as in effect on the date of this filing, existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all tax considerations applicable to us.

Bermuda Taxation Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by holders in respect of the Units or the underlying Notes. Furthermore, we have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operation or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property of leasehold interest in Bermuda held by it.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities. The discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in “Item 4 — Information on the Company” above and assumes that we conduct our business as described in that section.

Tax on the Exercise of Stock Options

Stock options granted to the Company’s worldwide employees are generally taxable upon exercise, based on any difference between the exercise price and the fair market value of the shares at the time of exercise. None of the options granted are intended to qualify as “Incentive Stock Options” under U.S. tax laws. In the event that stock options are exercised, the Company adjusts the employee’s ordinary income by the excess, if any, of the fair market value of the shares over the exercise price, per share, and withholds tax on such excess as required by the local tax jurisdiction.

Employees and other interested persons are advised to consult their own tax advisors regarding the tax laws in their country of domicile, as well as application of any information reporting or backup withholding rules, as needed.

The Company is privately-held, and as such, our shares are not traded on any public market. The Company has declared no dividends on any class of its outstanding shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 under the Securities Act with respect to the Units and underlying Notes. Certain of the exhibits to this annual report, as indicated under “Item 19. Exhibits,” have been filed as exhibits to that registration statement.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.stratus.com. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results” in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For a detailed description of the transactions relating to the April 2010 Refinancing, certain of which transactions modified the rights of our previously existing equity holders, we refer you to the disclosure under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing.” For a detailed description of relative the rights of our current equity holders upon consummation of such transactions, we refer you to the disclosure incorporated by reference into “Item 10. Additional Information — B. Memorandum and Articles of Association and Equity Holders’ Rights.”

ITEM 15.	CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, our management conducted an evaluation pursuant to Rule 15d-15 promulgated under the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedures and reviewed that evaluation with the audit committee, the principal executive officer and principal financial officer of the Company. Based on this evaluation, the principal executive and financial officers of the Company concluded that as of the end of the period covered by this annual report, the design and operation of our disclosure controls and procedures are effective.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

During the year ended February 27, 2011, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

The members of Holdings’ Audit Committee are appointed by the Company’s board of directors. The Audit Committee currently consists of Messrs. Baus, Haegg and Sharp, each of whom were appointed to the Audit Committee in 2010. Mr. Sharp currently serves as the chairman of the Audit Committee, however there is no permanently appointed chairman. All three members of the Audit Committee are considered financial experts under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC. Under the applicable listing standards, there are heightened requirements for determining whether the members of the Audit Committee are independent. Since Holdings does not have a class of securities listed on any national securities exchange, the Company is not required to maintain an audit committee comprised entirely of “independent” directors under the heightened independence standards. The members of Holdings’ Audit Committee do not qualify as independent under the heightened independence standards. Holdings believes the experience and education of the directors on its Audit Committee qualify them to monitor the integrity of its financial statements, compliance with legal and regulatory requirements, the public accountant’s qualifications and independence, its internal controls and procedures for financial reporting and its compliance with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16B.	CODE OF ETHICS

The Company and its subsidiaries world-wide adopted on March 25, 2004 and updated in November, 2007 a Code of Ethics for financial and business matters that applies to the principal executive officer, the principal financial officer, the principal controller, to all other employees of the Company and its subsidiary companies performing similar functions as well as and to all other senior financial personnel. The Code of Ethics is filed as an exhibit to this annual report and can also be viewed on the Company’s website, at www.stratus.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) has served as the Company’s independent registered public accounting firm for each of the fiscal years in the two-year period ended February 27, 2011. The following table represents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in each of the fiscal years ended February 27, 2011 and February 28, 2010.

	2011	2010
	$ in 000’s

Audit Fees	$1,789	$944
Audit Related Fees	—	—
Tax Fees	—	—
Other Services Fees	4	—

Total	$1,793	$944

Audit Fees.  This category includes all services performed to comply with generally accepted auditing standards, such as fees for services provided in connection with statutory and regulatory filing, comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit Related Fees.  This category consists of assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of financial statements that are not reported under “Audit Fees”.

Tax Fees.  This category consists of professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice and tax planning.

Other Services Fees.  This category consists of license fees of Comperio, PricewaterhouseCoopers’ technical accounting research software.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm and the fees for these services. These services may include audit services, audit-related services, tax services and other services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.1#	Certificate of Incorporation of Stratus Technologies Bermuda Holdings Ltd.
1.2#	Memorandum of Association of Stratus Technologies Bermuda Holdings Ltd.
1.3#	Bye-laws of Stratus Technologies Bermuda Holdings Ltd.
2.1#	Indenture, dated as of April 8, 2010, among Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.
2.2#	Form of Unit and Notes, issued pursuant to Indenture, dated as of April 8, 2010, among Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (contained in Exhibit 2.1).
2.3#	Note Guarantee, dated as of April 8, 2010, executed by Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., Stratus Technologies Bermuda Holdings Ltd., SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., Cemprus, LLC, and the other guarantors party thereto from time to time in favor of The Bank of New York Mellon Trust Company, N.A., as trustee.
2.4#	Indenture Collateral Agreement, dated as of April 8, 2010, executed by Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., Cemprus, LLC and the other grantors party thereto from time to time in favor of The Bank of New York Mellon Trust Company, N.A., as collateral agent.
2.5#	Amended and Restated Intercreditor Agreement, dated as of April 8, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Jefferies Finance LLC, as administrative agent, The Bank of New York Mellon Trust Company, N.A., as collateral agent and trustee, and Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent.
4.1#	Revolving Credit Agreement, dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., Jefferies Finance LLC, as administrative agent, and the other lenders and agents party thereto.
4.2#	First Amended and Restated Second Lien Credit Agreement, dated as of August 28, 2006, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent, and the other lenders and agents party thereto.
4.3#	First Amendment to First Amended and Restated Second Lien Credit Agreement, dated as of June 5, 2007, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent, and the other lenders and agents party thereto.
4.4#	Second Amendment to First Amended and Restated Second Lien Credit Agreement, dated as of March 22, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent, and the other lenders and agents party thereto.
4.5#	Subscription and Shareholders Agreement, dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd., Technology Holdings Ltd., the Note Purchaser Shareholders (as defined therein) and the Second Lien Shareholders (as defined therein).

Exhibit
Number	Description

4.6#	Amended and Restated Shareholders Agreement, dated as of May 23, 2002, among Stratus Technologies Bermuda Holdings Ltd. (as assignee of Stratus Technologies Group, S.A.), Technology Holdings Ltd. (as assignee of Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp. and MidOcean Capital Partners Europe, L.P. (as assignee of DB Capital Partners Europe, L.P.)) and certain management stockholders party thereto.
4.7#	Share Purchase and Shareholders Agreement, dated as of November 25, 2005, between Stratus Technologies Bermuda Holdings Ltd. (as successor to Stratus Technologies Group, S.A.) and NEC Corporation.
4.8#	Share Purchase and Shareholders Agreement, dated as of April 5, 2005, between Stratus Technologies Bermuda Holdings Ltd. (as successor to Stratus Computer Systems International S.A.) and NEC Corporation.
4.9#	Form of Management Shareholders Agreement.
4.10#	Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 5, dated February 24, 2009.
4.11#	Form of Employee Stock Option Agreement, as amended.
4.12#	Form of Management Stock Option Agreement, as amended.
4.13#	Form of Put Option Agreement.
4.14#	Collaboration and Licensing Agreement, dated as of November 25, 2005, among Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited and NEC Corporation.
4.15#	Purchase and Distribution Agreement, dated as of November 25, 2005, among Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited and NEC Corporation.
4.16#	Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between Investcorp International, Inc. and Stratus Technologies, Inc.
4.17#	Amendment to Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of April 8, 2010, between Investcorp International, Inc. and Stratus Technologies, Inc.
4.18#	Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between MidOcean US Advisor, LP and Stratus Technologies, Inc.
4.19#	Amendment to Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of April 8, 2010, between MidOcean US Advisor, LP and Stratus Technologies, Inc.
7†	Ratio of Earnings to Fixed Charges.
8#	List of Subsidiaries.
11†	Code of Ethics.
12.1†	Section 302 Certifications of Principal Executive Officer.
12.2†	Section 302 Certifications of Principal Financial Officer.
13†	Section 906 Certifications of Principal Executive and Principal Financial Officer.

#	Previously filed with the Registration Statement on Form F-4, No. 333-171863, as filed with the Securities and Exchange Commission on January 25, 2011.

†	Included herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing this annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STRATUS TECHNOLOGIES BERMUDA
    HOLDINGS LTD.

By:	/s/ Robert C. Laufer
Name:     Robert C. Laufer

Title:	Vice President and Treasurer

Date: May 25, 2011

ITEM 18.	FINANCIAL STATEMENTS

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

Index to Audited Consolidated Financial Statements

The following audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. are included in this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stratus Technologies Bermuda Holdings LTD:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries at February 27, 2011 and February 28, 2010, and the results of their operations and their cash flows for each of the three years in the period ended February 27, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Boston, MA
May 25, 2011

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	February 27,	February 28,
	2011	2010
	(Dollars in thousands, except
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	$28,100	$56,768
Accounts receivable, net of allowance for doubtful accounts of $315 and $1,036, respectively	38,079	41,417
Inventory	7,485	6,525
Deferred income taxes	1,440	1,200
Prepaid expenses and other current assets	4,370	5,420

Total current assets	79,474	111,330
Property and equipment, net	13,695	16,841
Intangible assets, net	3,438	3,598
Goodwill	9,584	9,544
Deferred income taxes	1,803	1,723
Deferred financing fees	10,993	2,983
Other assets	4,867	4,251

Total assets	$123,854	$150,270

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$5,000	$25,000
Accounts payable	7,291	7,789
Accrued expenses	25,611	17,706
Income taxes payable	285	67
Deferred revenue	36,199	42,029

Total current liabilities	74,386	92,591
Long-term debt, net of debt discount	249,069	291,906
Embedded derivatives	18,955	—
Deferred revenue and other liabilities	12,170	9,892

Total liabilities	354,580	394,389

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at February 27, 2011 and February 28, 2010 (liquidation preference of $101,101 and $93,612, respectively)	101,101	93,612
Series B: 20,524 and 0 shares authorized; 3,532 and 0 issued and outstanding at February 27, 2011 and February 28, 2010 (liquidation preference of $54,423 and 0, respectively)	54,423	—
Contingent right to future shares of Series B redeemable convertible preferred stock	5,518	—

Total redeemable convertible preferred stock	161,042	93,612

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at February 27, 2011; 152,633 shares authorized and 28,809 shares issued and outstanding at February 28, 2010	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 and 0 shares authorized; 0 and 0 shares issued and outstanding at February 27, 2011 and February 28, 2010, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 and 0 shares authorized; 15,512 and 0 shares issued and outstanding at February 27, 2011 and February 28, 2010, respectively	8,998	—
Additional paid in capital	—	9,704
Accumulated deficit	(418,687)	(364,010)
Accumulated other comprehensive gain (loss)	1,209	(137)

Total stockholders’ deficit	(391,768)	(337,731)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$123,854	$150,270

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	February 27,	February 28,	February 22,
	2011	2010	2009
	(Dollars in thousands)

REVENUE
Product	$71,104	$66,714	$92,362
Service	135,091	137,699	150,662

Total revenue	206,195	204,413	243,024

COST OF REVENUE
Product	32,892	30,011	46,939
Service	58,359	61,566	67,538

Total cost of revenue	91,251	91,577	114,477

Gross profit	114,944	112,836	128,547
OPERATING EXPENSES
Research and development	27,469	30,280	33,837
Sales and marketing	29,643	28,867	36,126
General and administrative	19,847	19,193	25,362
Amortization of intangibles	52	1,975	2,227
Restructuring charges	1,694	1,484	8,652
(Gain) loss on sale of subsidiary	(3,655)	(818)	107
Management fees	1,117	700	700

Total operating expenses	76,167	81,681	107,011

Profit from operations	38,777	31,155	21,536
Interest income	80	461	235
Interest expense	(43,728)	(25,307)	(32,820)
Loss on extinguishment of debt	(3,751)	—	—
Other (expense) income	(1,751)	1,920	918

(Loss) income before income taxes	(10,373)	8,229	(10,131)
Provision for income taxes	1,520	1,584	2,132

Net (loss) income	$(11,893)	$6,645	$(12,263)

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT

					Right to
					Shares of Series B		Total							Accumulated
					Redeemable Convertible		Redeemable			Series B				Other
	Series A Redeemable		Series B Redeemable		Preferred		Convertible	Ordinary Stock		Ordinary Stock		Additional		Comprehensive	Total	Comprehensive
	Convertible Preferred		Convertible Preferred			Par	Preferred		Par		Par	Paid-on	Accumulated	Income	Stockholders’	(Loss)
	Shares	Value	Shares	Value	Shares	Value	Stock	Shares	Value	Shares	Value	Capital	Deficit	(Loss)	(Deficit)	Income
	(Dollars in thousands, except share data)
Balance at February 24, 2008	6,561	$80,257	—	—	—	—	$80,257	28,798	$16,706	—	—	$18,688	$(358,392)	$(3,774)	$(326,772)

Net loss													(12,263)		(12,263)	(12,263)
Unrealized gain on derivative instrument														2,314	2,314	2,314
Unrealized foreign currency translation adjustment														(1,835)	(1,835)	(1,835)
Unrealized loss on corporate equity security, (net of tax of $5)														(47)	(47)	(47)
Accretion of Series A redeemable, convertible preferred stock to redemption value		6,421					6,421					(6,421)			(6,421)
Exercise of employee stock options								11	6			9			15
Stock-based compensation expense												387			387

Comprehensive loss																$(11,831)

Balance at February 22, 2009	6,561	$86,678	—	—	—	—	$86,678	28,809	$16,712	—	—	12,663	$(370,655)	$(3,342)	$(344,622)

Net income													6,645		6,645	6,645
Unrealized gain on derivative instrument														1,892	1,892	1,892
Unrealized foreign currency translation adjustment														1,324	1,324	1,324
Unrealized loss on corporate equity security, (net of tax of $7)														(11)	(11)	(11)
Accretion of Series A redeemable, convertible preferred stock to redemption value		6,934					6,934					(6,934)			(6,934)
Stock-based compensation expense												3,975			3,975

Comprehensive income																$9,850

Balance at February 28, 2010	6,561	$93,612	—	—	—	—	93,612	28,809	$16,712	—	—	$9,704	$(364,010)	$(137)	$(337,731)

Net loss													(11,893)		(11,893)	(11,893)
Unrealized foreign currency translation adjustment														1,324	1,324	1,324
Unrealized gain on corporate equity security, (net of tax of $2)														22	22	22
Issuance of Series B preferred shares, net of issuance cost of $428			3,532	11,023			11,023
Accretion of Series B preferred stock to redemption value				43,400			43,400					(10,047)	(33,353)		(43,400)
Issuance of Series B ordinary shares, net of issuance cost of $205										15,512	8,998	(205)	(3,395)		5,398
Accretion of Series A preferred stock to redemption value		7,489					7,489					(1,453)	(6,036)		(7,489)
Issuance of contingent right to shares of Series B ordinary												1,533			1,533
Issuance of contingent right to shares of Series B preferred						5,518	5,518
Stock-based compensation expense												468			468

Comprehensive loss																$(10,547)

Balance at February 27, 2011	6,561	$101,101	3,532	54,423	—	5,518	$161,042	28,809	$16,712	15,512	$8,998	—	$(418,687)	$1,209	$(391,768)

The accompanying notes are an integral part of these consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	February 27,	February 28,	February 22,
	2011	2010	2009
	(Dollars in thousands)

OPERATING ACTIVITIES
Cash flows from operating activities:
Net (loss) income	$(11,893)	$6,645	$(12,263)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	9,147	12,580	16,559
Amortization of deferred financing costs	8,466	2,596	2,596
Stock-based compensation	468	3,975	387
Non-cash portion of restructuring and other charges	—	(286)	—
Deferred tax (income) expense	(2,163)	(881)	18
Provision for doubtful accounts	163	1,092	517
Inventory provision	959	1,660	3,097
Loss on extinguishment of debt	3,751	—	—
Change in fair value of embedded derivatives	297	—	—
(Gain) loss on sale of subsidiary	(3,655)	(818)	107
Loss on retirement of property and equipment	27	8	266
Interest payable-in-kind	6,560	773	759
Changes in assets and liabilities, net of the effect of the acquisition
Accounts receivable	3,840	11,700	8,175
Inventory	(2,315)	(2,116)	960
Prepaid expenses and other current assets	1,211	152	2,796
Accounts payable	(721)	(5,125)	(3,222)
Accrued expenses	(140)	(9,800)	(4,067)
Interest payable	7,735	1,538	492
Income taxes payable	184	174	(818)
Deferred revenue	(5,901)	4,917	(420)
Other long-term assets and liabilities	3,729	1,195	1,650

Net cash provided by operating activities	19,749	29,979	17,589
INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(6,238)	(5,773)	(6,388)
Proceeds from sale of subsidiary	3,555	1,000	1,900
Price adjustment for sale of subsidiary	—	(110)	—
Other long-term assets	(86)	(67)	(109)

Net cash used in investing activities	(2,769)	(4,950)	(4,597)
FINANCING ACTIVITIES
Cash flows from financing activities:
Proceeds from exercise stock options	—	—	15
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	207,281	—	—
Payments on short and long-term debt	(218,000)	(2,000)	(2,000)
Payment of debt and equity issuance fees	(13,515)	(566)	—
Payments on interest rate swap and collar	—	(2,701)	(2,154)
Proceeds from revolving credit facility	8,000	24,000	24,000
Payments on revolving credit facility	(30,000)	(24,000)	(11,000)

Net cash (used in) provided by financing activities	(46,234)	(5,267)	8,861
Effect of exchange rate changes on cash	586	1,981	(295)

Net (decrease) increase in cash and cash equivalents	(28,668)	21,743	21,558
Cash and cash equivalents at beginning of period	56,768	35,025	13,467

Cash and cash equivalents at end of period	$28,100	$56,768	$35,025

Supplemental cash flow information:
Cash paid for interest	$20,979	$23,075	$30,255
Cash paid for income taxes, net of refunds	1,479	1,610	2,944
Supplemental disclosure of noncash investing and financing activities Accretion of preferred stock Series A	7,489	6,934	6,421
Supplemental disclosure of noncash investing and financing activities Accretion of preferred stock Series B	43,400	—	—

The accompanying notes are an integral part of these consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

NOTE 1 —	NATURE OF BUSINESS

Stratus Technologies Bermuda Holdings Ltd (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.

Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with 99.999% uptime (i.e., approximately five minutes of annual unplanned downtime). The Company’s value added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of February 27, 2011, the Company employed approximately 570 people globally.

The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all.

NOTE 2 —	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Deferred financing fees of $2,983 were classified as other assets for the period ended February 28, 2010. Upon incurring additional costs related to our April 2010 Refinancing, those amounts were reclassified from other assets to deferred financing fees.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates include, but are not limited to, the fair value of the April 2010 Refinancing, revenue recognition, accounts receivable related provisions, inventory related provisions, warranty provisions, valuation of intangible assets and goodwill, valuation allowance for deferred income tax assets,

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

restructuring charges, asset impairment, embedded derivatives and stock-based compensation expense. Actual results could differ materially from management’s estimates.

Fair value measurements

In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities are measured at fair value. Fair value is defined as the price at which and asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. We determine fair value using the following hierarchy:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Company’s assets and liabilities measured at the fair value on a recurring basis as of February 27, 2011 and February 28, 2010:

		Quoted Prices in
	Total	Active Market for	Significant Other	Significant
	February 27,	Identical Assets	Observable	Unobservable
	2011	(Level 1)	Inputs (Level 2)	Inputs (Level 3)

Assets:
Cash equivalents in highly liquid money market fund	$533	$533	$—	$—
Investment in corporate equity security	37	37	—	—
Embedded derivative in Senior Secured Notes (see Note 8)	1,473	—	—	1,473

Total	$2,043	$570	$—	$1,473

Liabilities:
Embedded derivatives in Senior Secured Notes (see Note 8)	18,955	—	—	18,955

Total	$18,955	$—	$—	$18,955

The following table represents the Company’s assets and liabilities measured at fair value on a recurring basis as of February 28, 2010:

		Quoted Prices in
	Total	Active Market for	Significant Other	Significant
	February 28,	Identical Assets	Observable Inputs	Unobservable Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash equivalents in highly liquid money market fund	$20,929	$20,929	$—	$—
Investment in corporate equity security	34	34	—	—

Total	$20,963	$20,963	$—	$—

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

As of February 27, 2011, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

Fair value of our embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the years ended February 27, 2011 and February 28, 2010:

Assets:	2011	2010

Balance, beginning of the year	$—	$—
Embedded derivatives at inception	2,451	—
Increase (decrease) to embedded derivatives	(978)	—

Balance, end of the year	$1,473	$—

Liabilities:	2011	2010

Balance, beginning of the year	$—	$—
Embedded derivatives at inception	19,636	—
Increase (decrease) to embedded derivatives	(681)	—

Balance, end of the year	$18,955	$—

In addition, as part of the April 2010 Refinancing, the Company determined the relative fair value of multiple financial instruments on a non-recurring basis. Such allocation required significant judgment, and the Company was assisted by an independent valuation firm in determining fair value for the financial instruments (see Note 8 for a discussion of the related accounting and the values derived for this transaction). The instruments valued on a non-recurring basis at their inception included the following:

•	The Second Lien loan (“Lien 2”), issued pursuant to the Second Lien Credit Facility

•	The Senior Secured Notes (the “Notes”)

•	The Lien 2 holders’ contingent right to additional redeemable convertible preferred stock should the Company not repay Lien 2 in full by either April 30, 2013 or April 30, 2014 (the “Contingent Preferred Equity”)

The first phase in valuing the above instruments and features required that the Company determine its enterprise value. The Company used the income approach to estimate its fair value, which is a valuation technique that provides an estimation of the fair value of a business based on the future cash flows that it can be expected to generate. Significant judgment is required in estimating future cash flows the business is expected to generate, the rate of return used to convert the projected cash flows to their present value, and the present value of the residual value of the business. The Company selected this valuation methodology due to its belief that this approach

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

provides the most reliable valuation indicator as it is based on our long-term financial projections for the Company, which allows the Company to capture anticipated changes in areas such as product mix and cost structure.

The Company’s enterprise value was then allocated among the debt and equity financial instruments such that the total value of the debt and equity equals the estimated enterprise value.

The Company determined the fair value of the Notes by identifying all of the possible combinations that could occur, constructed a payment schedule for the Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At February 27, 2011, the fair value of the Notes was approximately $228,321.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At February 27, 2011, the fair value of the Lien 2 debt was approximately $87,246

There are three scenarios for how many shares of redeemable convertible preferred stock may be issued to the Lien 2 holders in the event that the Lien 2 debt is not paid in full by April 30, 2013 or April 30, 2014. Under the first scenario, Lien 2 holders will receive only what was issued as part of the initial refinancing transaction. The amounts received by Lien 2 holders under the other two scenarios are dependent upon whether the Company fails to repay Lien 2 in full by the dates indicated above. In order to value the Contingent Preferred Equity, the Company estimated the probability of each of the three scenarios and determined what the Company’s capitalization table would look like in each scenario. The Company then valued the Contingent Preferred Equity using the allocation methodology as discussed above and calculated the weighted average value of the equity shares that would be owned by the Lien 2 holders. Due to the fact that the number of shares of redeemable convertible preferred stock issued as part of the initial refinancing transaction was fixed, the value of the Contingent Preferred Equity is equal to the difference between the weighted average value of shares of redeemable convertible preferred stock to be issued to the Lien 2 holders should the Company not repay Lien 2 in full, and the value of such shares as determined upon the initial refinancing transaction. The Contingent Preferred Equity has features similar to those of a liability, therefore, the Company recorded its fair value of $5,518 in redeemable convertible preferred stock.

The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $533 and $20,929 recorded as cash equivalents as of February 27, 2011 and February 28, 2010, respectively.

Restricted cash

The Company had $121 of restricted cash in other long-term assets at February 27, 2011 and $662 of restricted cash included in other current assets as of February 28, 2010 for cash collateral obligations required in the ordinary course of business.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Translation of foreign currencies

Assets and liabilities of the Company’s foreign operations for which the local currency is the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the year. Foreign currency translation gains and losses are reported separately as a component of accumulated other comprehensive loss in stockholders’ deficit.

The functional currency of the Company’s subsidiary in Ireland is the U.S. dollar. Assets and liabilities in Ireland are translated at year-end exchange rates, except for property and equipment, which is translated at historical rates. Revenues and expenses are translated at average exchange rates in effect during the year. Foreign currency transaction gains or losses are included in the consolidated statements of operations. Foreign currency transaction gains and losses, which are included in other income, net of unrealized and realized gains and losses on forward foreign exchange contracts, were $(904), $844 and $580 during fiscal 2011, 2010 and 2009, respectively. There were $0, $0 and $1,944 forward foreign contracts outstanding at the end of fiscal 2011, 2010 and 2009, respectively.

Derivatives

In August 2006, the Company entered into an Interest Rate Swap Agreement (“Rate Swap”) and an Interest Rate Cap and Floor Agreement (“Collar”) with an effective date of September 29, 2006 to mitigate fluctuations in the variable interest rate related to its First Lien credit facility. The notional amount of the Rate Swap was $66,000 and the notional amount of the Collar was $84,000 of the outstanding principal of the First Lien credit facility. Under the agreements, the Company pays a fixed interest rate of 5.309% and receives a 3 month Libor variable interest rate. The Collar has a 3 month Libor fixed interest rate cap of 6.0% and a floor rate of 4.6%. The maturity date of the Rate Swap and Collar was June 29, 2009. The Company accounted for the Rate Swap and Collar agreement as cash flow hedges. Changes in the fair value of the Rate Swap and Collar related to the effective portion of the hedge were carried in accumulated other comprehensive loss over the term of the agreements.

For fiscal 2010 and 2009 there was no hedge ineffectiveness and as a result there was no related gain or loss recorded in earnings. During fiscal 2010 and 2009, the Company recorded $1,892 and $2,314 of unrealized gains in stockholders’ deficit, respectively, associated with these agreements. These agreements expired on June 29, 2009.

For fiscal 2011, the Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•	the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

See “Fair Value of April 2010 Refinancing” in this Note and Note 8 regarding derivatives associated with the Company’s April 2010 Refinancing.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company sells its products to customers in diversified industries around the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have not been material. At the end of fiscal 2011, no customer had a balance of more than 7% of our consolidated

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

account receivable balance. At the end of fiscal 2010, one customer had a balance of 12% of our consolidated accounts receivable balance. No other customer was over 9%.

During the fiscal years ended 2011, 2010 and 2009 no customer accounted for more than 10% of our revenue.

The Company holds its cash and cash equivalents principally in checking accounts and a money market fund at a major financial institution. Deposits held with banks in the United States may exceed the amount of FDIC insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance.

The majority of our day-to-day banking operations globally are maintained with Bank of America and J.P. Morgan Chase. We believe that Bank of America’s and J.P. Morgan Chase’s positions as primary clearing banks, coupled with the substantial monitoring of their daily liquidity both by their internal processes and by the Federal Reserve and the FDIC, mitigate some of our risk.

Accounts receivable

The Company states its accounts receivable at their estimated net realizable value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for doubtful accounts for specifically identified estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

	Balance at	Charge	Foreign
	Beginning of	(Benefit) to	Exchange			Balance at
	Year	Expense	Impact	Recoveries	Write-Offs	End of Year

February 22, 2009	$456	565	—	43	(391)	$673
February 28, 2010	$673	1,138	(6)	45	(814)	$1,036
February 27, 2011	$1,036	201	(72)	40	(890)	$315

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers recent historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

Inventory at fiscal year end was as follows:

	February 27,	February 28,
	2011	2010

Parts and assemblies	$2,146	$1,375
Work-in-process	826	823
Finished products	4,513	4,327

Total Inventory	$7,485	$6,525

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization expense is calculated using the straight-line method based upon the following estimated useful lives:

Machinery, computer equipment and software	2-5 years
Leasehold improvements	shorter of lease term or life of asset
Service and spare parts	4 years

Maintenance and repair costs are charged to expense as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any related gains or losses are included in the determination of net income or loss for the period.

The Company capitalizes internal software development costs in accordance with accounting standards for costs of computer software developed for internal use. Capitalized internal software development costs are amortized over the period of economic benefit, on a straight-line basis. At February 27, 2011 and February 28, 2010, net capitalized internal software included in property and equipment totaled $1,081 and $1,355 respectively. The Company did not capitalize any software development costs in fiscal 2011, 2010 and 2009.

Goodwill and intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually or whenever events and circumstances would more likely than not reduce the fair value below carrying value. This impairment would then be calculated using estimated discounted future cash flows. Based on these tests, there were no impairments of goodwill or indefinite life intangible assets in fiscal 2011, 2010 and 2009.

Acquired intangible assets are amortized using the straight-line method as follows:

Customer related intangibles	7-11 years
Trademark and trade names	10 years to indefinite life

Other intellectual property assets are amortized over 10-17 years using the straight-line method.

Long-lived assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company periodically evaluates its long-lived assets for potential impairment whenever events or circumstances indicate that the carrying amount of an asset or group of assets is not recoverable. If the Company believes an indicator of potential impairment exists, it tests to determine whether impairment recognition criteria have been met. To analyze a potential impairment, the Company projects undiscounted future cash flows expected to result from the use and eventual disposition of the asset or group of assets over the primary assets remaining useful life. If these projected cash flows are less than the carrying amount, an impairment loss is recognized in the consolidated statements of operations based on the difference between the carrying value of the asset or asset group and its fair value.

Investments

Investments are classified as available for sale and are recorded at market value. Unrealized gains and losses are reflected in stockholders’ deficit. The Company recorded an unrealized gain (loss) of $22, ($11) and ($47), net of tax, in fiscal 2011, 2010 and 2009, respectively. The carrying value of investments, which is included in other assets, totaled $37 and $34 at February 27, 2011 and February 28, 2010, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Fair Value of April 2010 Refinancing

As part of the debt refinancing discussed in Note 8, the Company allocated the proceeds received from investors to the multiple financial instruments issued and several features embedded within the financial instrument arrangements based on their relative fair values. Such allocation required significant judgment, and the Company was assisted by an independent valuation firm in determining fair value for the financial instruments and embedded features. See Note 8 for a discussion of the related accounting and the values derived for this transaction. The instruments and features valued include the following:

•	A second lien loan (“Lien 2”), issued pursuant to the Second Lien Credit Facility

•	Senior secured notes (the “Notes”)

•	The Company’s right to redeem the debt at a specified price in the event of a future equity offering, the right of the Company’s creditors to sell back the debt to it at a specified price in the event of a change in control, and the Company’s requirement to make an offer to redeem a portion of the debt using a formula based on certain cash-flow metrics on the last day of each fiscal year ending on or after February 27, 2011, (collectively referred to as the “Embedded Derivatives”)

•	Preferred stock and ordinary stock (the “Preferred and Ordinary Shares”)

•	The Lien 2 holders’ contingent right to additional preferred and ordinary stock should the Company not repay Lien 2 in full by either April 30, 2013 or April 30, 2014 (the “Contingent Equity”)

The first phase in valuing the above instruments and features required that the Company determine its enterprise value. The Company used the income approach to estimate its fair value, which is a valuation technique that provides an estimation of the fair value of a business based on the future cash flows that it can be expected to generate. Significant judgment is required in estimating future cash flows the business is expected to generate, the rate of return used to convert the projected cash flows to their present value, and the present value of the residual value of the business. The Company selected this valuation methodology due to its belief that this approach provides the most reliable valuation indicator as it is based on our long-term financial projections for the Company, which allows the Company to capture anticipated changes in areas such as product mix and cost structure.

The Company’s enterprise value was then allocated among the debt and equity financial instruments such that the total value of the debt and equity equals the estimated enterprise value as derived above.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement.

The Company valued the Notes and Embedded Derivatives by deriving all of the possible combinations that could occur to cause one of the Embedded Derivatives to be triggered and assigning probabilities to each possible combination (the “Decision Tree”). Depending on the combination identified, the Company constructed a payment schedule for the Notes and discounted the cash flows to their present values using a discount rate that gives the Notes the value as determined above. The value of the Notes (including the Embedded Derivatives) is the weighted average present value of all paths, and the value of each of the Embedded Derivatives was determined by including or removing the respective derivative feature in the Decision Tree.

To value the Preferred and Ordinary Shares, the Company subtracted the value of the outstanding debt instruments (see above for further discussion) from its enterprise value and then allocated the remaining value to its

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

various classes of equity. To allocate the remaining equity value to its individual classes of securities, the Company viewed each security as a call option on its underlying assets, which were valued using a Black-Scholes option pricing model (the “Black-Scholes Model”). The assumptions required to estimate the value of an option using the Black-Scholes Model are the value of the underlying equity, the expected term or exercise date, the volatility of the equity and a risk free interest rate. The fair value of the underlying equity was determined in the valuation of Lien 2 as discussed above. The expected term is the expected date of a liquidity event; the exercise price for the preference shares was estimated as a function of their liquidation preference; the exercise price for an option is the strike price of the option; volatility was estimated based on comparable public company data; and the risk free rate of interest was approximated as the yield for a U.S. Treasury security having a maturity similar to the expected term.

There are three scenarios for how many shares of preferred and common stock may be issued to the Lien 2 holders. Under the first scenario, Lien 2 holders will receive only what was issued as part of the initial refinancing transaction. The amounts received by Lien 2 holders under the other two scenarios are dependent upon whether the Company fails to repay Lien 2 in full by the dates indicated above. In order to value the Contingent Equity, the Company estimated the probability of each of the three scenarios and determined what our capitalization table would look like in each scenario. The Company then valued its equity securities using the same methodology as discussed above for the Preferred and Ordinary Shares and calculated the probability weighted average value of the equity shares that would be owned by the Lien 2 holders. Due to the fact that the number of shares of preferred and common stock issued as part of the initial refinancing transaction was fixed, the value of the Contingent Equity is equal to the difference between the weighted average value of shares of preferred and common stock to be issued to the Lien 2 holders should the Company not repay Lien 2 in full, and the value of such shares as determined upon the initial refinancing transaction.

Revenue recognition

The Company sells its products, which consists of hardware and software, and services to end users, resellers and other third-party channels. The Company excludes sales tax, value-added tax, consumption tax and any other similar taxes from revenue. The Company’s hardware products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with the accounting standards for software revenue recognition and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized (1) when delivery of the last element occurs, (2) when fair value can be established or (3) when the only remaining undelivered element is maintenance and support, the entire fee is recognized ratably over the remaining maintenance and support term. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. The maintenance and support fee is unbundled from the other elements and that portion of revenue is recognized ratably over the maintenance and support term. When VSOE does not exist for maintenance and support, then all revenue is deferred until completion of the professional services, at which time the entire fee is recognized ratably over the remaining maintenance and support period. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period, and to date, are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company considers arrangements with extended payment terms not to be fixed or determinable. If collection is not considered probable, revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights and all other revenue recognition criteria have been met, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support and unspecified rights to product upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed subject to all other revenue recognition criteria being met.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue.

Out of period revenue adjustments

During fiscal 2010, the Company identified immaterial errors relating to the fiscal 2009 and fiscal 2008 financial statements. The errors relate to an overstatement of revenue of $391 of which $95 relates to fiscal 2008, and $296 relates to fiscal 2009. The Company incorrectly calculated the amount of customer service revenue to recognize for a specific customer and improperly recognized revenue for a sale that contained a right of return.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

The Company corrected the errors in fiscal 2010, which had the effect of reducing revenue, gross profit, income before tax and net income by $391. In addition, the out-of-period adjustments reduced the carrying value of accounts receivable by $391.

The Company does not believe that these errors, individually or in the aggregate, were material to the fiscal 2009 and 2008 financial statements. In addition, the Company does not believe that the adjustments described above to correct the cumulative effect of the errors in the year ended February 28, 2010 are material to fiscal 2010.

New Accounting Guidance

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. Additionally, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to provide for how the deliverables in an arrangement should be separated and how the consideration should be allocated using the relative selling price method. This guidance requires an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”) and effectively eliminates use of the residual method in such cases.

We will adopt this accounting guidance at the beginning of our first quarter of fiscal year 2012 on a prospective basis for applicable transactions originating or materially modified after February 27, 2011. At this time we do not believe the adoption of this standard will have a material impact on our financials.

Research and development and software development costs

Costs incurred for research and development are expensed as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Capitalized costs are amortized to cost of revenue over the period of economic benefit, which approximates a straight-line basis over the estimated useful lives of the software, generally three years. The Company did not capitalize any software development costs in fiscal 2011, 2010 and 2009. Amortization expense recorded in 2011, 2010, and 2009 was $83, $83 and $501, respectively. Unamortized software development costs of $123 and $206 at February 27, 2011 and February 28, 2010, respectively, are included in intangible assets.

Income taxes

The Company provides deferred income taxes to recognize temporary differences between the financial reporting basis and the tax reporting basis of assets and liabilities. A deferred income tax asset is established for the expected future benefit of net operating loss and credit carry forwards and a valuation allowance is established against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

Risks and uncertainties

The Company’s future operating results are subject to a number of risks, including, but not limited to, the Company’s dependence on suppliers and technology partners, the Company’s reliance on contract manufacturers for its current product lines, rapid industry changes, competition, competitive pricing pressures, economic slowdowns, enforcement of the Company’s intellectual property rights, the Company’s ability to sustain and manage growth, the Company’s ability to attract and retain key personnel, systems and service failures of the Company’s customers, undetected problems in the Company’s products, risks associated with interest rates and

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

foreign currency exchange rates, changes in foreign laws and regulations and other risks related to international operations, including the impact of natural disasters.

The Company’s primary financial market risk exposures are in the areas of interest rate risk and foreign currency exchange risk. Although the Company’s exposure to currency rate fluctuations has been moderate due to the fact that the operations of the Company’s international subsidiaries are primarily conducted in their respective local currencies, exchange rate fluctuations may be material in future periods.

Stock-based compensation

The accounting standard for stock based compensation requires that all share-based payments to employees be recognized in the statements of operations based on their fair values. The Company recognizes the expense using the straight-line attribution method. The stock-based compensation expense recognized in the consolidated statements of operations is based on awards that ultimately are expected to vest; therefore, the amount of expense has been reduced for estimated forfeitures. This accounting standard requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates based on historical experience. If actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations could be materially impacted. In addition, if the Company employs different assumptions in the application this accounting standard, the compensation expense that the Company records in the future periods may differ significantly from what the Company has recorded in the current period.

During fiscal 2011, 2010 and 2009, all of the stock options granted were non-qualified stock options with exercise prices greater than the fair market value on the date of grant. The weighted-average fair value of all stock options granted during fiscal 2011, 2010 and 2009 was $0.07, $0.22 and $0.09 per share, respectively.

There was no stock-based compensation expense associated with the fiscal 2011, 2010 or 2009 restructurings.

The consolidated statements of operations for the years ended February 27, 2011, February 28, 2010 and February 22, 2009 include the following stock based compensation expense:

	2011	2010	2009

Cost of revenue	$119	$882	$107
Selling, marketing, general and administrative	247	2,010	136
Research and development	102	1,083	144

Total stock-based compensation expense	$468	$3,975	$387

Unamortized stock-based compensation expense related to non-vested awards at February 27, 2011 was $767 and is expected to be recognized over a weighted-average period of approximately 2.5 years. There were no unvested grants of restricted stock outstanding and no capitalized stock-based compensation cost at February 27, 2011, February 28, 2010 or February 22, 2009.

Warranty

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Changes in the Company’s product warranty liability during the period are as follows:

	2011	2010	2009

Balancing, beginning of the year	$100	$179	$150
Current period accrual	251	281	445
Amounts charged to the accrual	(253)	(360)	(416)

Balance, end of the year	$98	$100	$179

NOTE 3 —	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the restructuring and other charges for the years ended February 27, 2011, February 28, 2010 and February 22, 2009, respectively.

		Excess Facility
	Severance and	Charges &
	Fringe Benefits	Other Exit Costs	Total

Restructuring Liability as of February 24, 2008	$1,321	$443	$1,764
Restructuring Charges	8,390	262	8,652
Currency Translation	(590)	(58)	(648)
Cash payments	(6,769)	(269)	(7,038)

Restructuring Liability as of February 22, 2009	2,352	378	2,730
Restructuring Charges	1,770	(286)	1,484
Currency Translation	18	(92)	(74)
Cash payments	(1,803)	—	(1,803)

Restructuring Liability as of February 28, 2010	2,337	—	2,337
Restructuring Charges	1,694	—	1,694
Currency Translation	(71)	—	(71)
Cash payments	(2,662)	—	(2,662)

Restructuring Liability as of February 27, 2011	$1,298	$—	$1,298

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are reviewed by the Company periodically throughout the year.

Restructuring fiscal 2011

In fiscal 2011, the Company reduced operating expenses by lowering its headcount by 29 employees, primarily focused on transitioning the logistics business of the company to our Dublin, Ireland office. The Company recorded a charge of $1,694 related to severance and fringe benefits. At the end of fiscal 2011, the remaining liability was $910.

Restructuring fiscal 2010

In fiscal 2010, the Company reduced operating expenses by lowering its headcount by 26 employees. The Company recorded a charge of $1,770 related to severance and fringe benefits. At the end of fiscal 2011, the remaining liability was $0.

The Company also recorded a credit of $286 related to Ireland Development Authority (“IDA”) grants previously recorded as restructuring expenses. As of June 28, 2009, the remaining grants lapsed, without requiring

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

repayment and the expense originally recorded was reversed through the restructuring expense line in the consolidated statements of operations. At the end of fiscal 2011, there are no remaining IDA grants and as such the remaining liability is $0.

Restructuring fiscal 2009

In the first half of fiscal 2009, an outside consulting firm was hired to review the Company’s business to identify areas for improving profitability. From this profitability analysis, the Company developed a plan to significantly reduce operating expenses. These expense actions included a reduction in worldwide headcount of 91 employees as well as a reduction in operational costs. The Company recorded a charge of $8,390 related to severance and fringe benefits and $262 related to facility charges and other exit costs. At the end of fiscal 2011, the remaining liability was $388.

NOTE 4 —	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2011	2010

Machinery, computer equipment and software	$46,922	$44,307
Leasehold improvements	10,162	10,012
Service and spare parts	26,320	29,258

Total property and equipment	83,404	83,577
Accumulated depreciation and amortization	(69,709)	(66,736)

Property and equipment, net	$13,695	$16,841

Depreciation and amortization expense relating to property and equipment was $8,900, $10,392 and $13,153 for fiscal 2011, 2010 and 2009, respectively.

NOTE 5 —	INTANGIBLE ASSETS

Intangible assets consist of the following:

	2011	2010

Customer related intangibles	$28,466	$28,466
Core technology	18,671	18,671
Trademark and trade names	3,600	3,558
Capitalized software	3,564	3,564
Patents	2,001	1,957

Total intangible assets	56,302	56,216
Customer related amortization	(28,466)	(28,414)
Core technology amortization	(18,671)	(18,671)
Trademark and trade name amortization	(1,528)	(1,507)
Capitalized software amortization	(3,441)	(3,358)
Patent amortization	(758)	(668)

Total accumulated amortization	(52,864)	(52,618)

Intangible assets, net	$3,438	$3,598

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Amortization expense related to intangible assets was $247, $2,188 and $3,406 in fiscal 2011, 2010 and 2009, respectively. Included in trademarks and trade names is $1,955 of indefinite lived intangible assets.

Estimated future amortization expense related to finite-lived intangible assets at February 27, 2011 is as follows:

Fiscal Year

2012	$210
2013	167
2014	127
2015	127
2016 and thereafter	852

Total	$1,483

NOTE 6 —	ACCRUED EXPENSES

Accrued expenses consist of the following:

	2011	2010

Compensation and benefits	$7,170	$5,908
Interest	10,625	2,889
Restructuring	1,298	2,337
Sales use and other taxes	674	458
Other	5,844	6,114

Total	$25,611	$17,706

NOTE 7 —	INCOME TAXES

The components of (loss) income before provision for income taxes consist of the following:

	2011	2010	2009

United States	$(10,703)	$1,082	$(2,944)
Non-U.S.	330	7,147	(7,187)

(Loss) income before income taxes	$(10,373)	$8,229	$(10,131)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

The provision for income taxes consists of the following:

	2011	2010	2009

CURRENT
United States — Federal	$587	$615	$(220)
United States — State	173	136	75
Non-U.S.	2,923	1,714	2,259

Total Current	$3,683	$2,465	$2,114
DEFERRED
United States — Federal	(725)	(565)	—
United States — State	(103)	(86)	—
Non-U.S.	(1,335)	(230)	18

Total Deferred	(2,163)	(881)	18
Provision for income taxes	$1,520	$1,584	$2,132

The following table reconciles the United States Federal income tax rate to the rate used in the calculation of the provision for income taxes as reported in the financial statements:

	2011	2010	2009

Income tax at U.S. Federal statutory rate	(34.0)%	34.0%	(34.0)%
State income taxes, net of Federal benefit	0.5	0.4	0.5
Tax effect of non-U.S. operations	11.3	(5.9)	32.3
Valuation allowance	35.2	(9.3)	19.2
Permanent items	4.4	1.4	2.3
Other Net	(2.7)	(1.3)	0.7

Effective tax rate	14.7%	19.3%	21.0%

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Deferred income tax assets and (liabilities) are comprised of the following:

	2011	2010

DEFERRED INCOME TAX ASSETS
Property and equipment	$2,551	$2,642
Inventory/other reserves	5,712	4,649
Intangibles	1,085	1,244
Net operating loss carryforwards	12,607	14,928
Capital loss carryforwards	654	651
Stock-based compensation	1,889	1,737
Original issue discount	5,543	—
Disallowed interest	4,438	—
Other	201	45

Total gross deferred income tax assets	34,680	25,896

Deferred income tax asset valuation allowance	(25,699)	(22,337)

Total net deferred income tax assets	8,981	3,559
DEFERRED INCOME TAX LIABILITIES
Prepaid expenses	(195)	(636)
Cancellation of debt income	(5,543)	—

Total deferred income tax liabilities	(5,738)	(636)

Total net deferred income tax assets	$3,243	$2,923

The Company has recorded a valuation allowance on certain of its foreign, federal and state deferred income tax assets at February 27, 2011, February 28, 2010, and February 22, 2009 where management believes that, after considering all of the available evidence; it is more likely than not that these assets will not be realized.

A tabular roll forward of the Company’s valuation allowance for deferred tax assets is presented below:

	Beginning			Ending
Fiscal Year Ended	Balance	Additions	Deductions	Balance

February 22, 2009	$(26,110)	(4,318)	3,371	$(27,057)
February 28, 2010	$(27,057)	(980)	5,700	$(22,337)
February 27, 2011	$(22,337)	(6,252)	2,890	$(25,699)

Loss Carryforwards

As of February 27, 2011, the Company has estimated net operating loss carryforwards of approximately $11,985 in the United States to offset future federal and state taxable income, which will begin to expire in periods 2023 through 2031. The Company also has estimated net operating loss carryforwards and capital loss carryforwards in Ireland of approximately $62,324 and $5,231, respectively, which can be carried forward indefinitely. The deferred tax assets associated with these net operating loss carryforwards exclude unrealized excess tax benefits from stock option deductions of approximately $917 and $257 in the US and Ireland, respectively. In accordance with Section 382 of the Internal Revenue Code, the use of some of these U.S. carryforwards will be subject to annual limitations based upon ownership changes of the Company. As a result, the Company has adjusted the U.S. carryforward for the amount expected to be realized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Unremitted Earnings

No additional provision has been made for U.S. or non-U.S. income taxes related to the undistributed earnings of the wholly-owned subsidiaries of Stratus Technologies Bermuda Holdings, Ltd. or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. As such, earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. The Company has not calculated an estimate of additional income taxes related to permanently reinvested earnings or the basis differences related to investment in subsidiaries. Unremitted earnings at February 27, 2011 and February 28, 2010 approximated $33,000 and $30,000, respectively.

Uncertain income tax positions

At February 27, 2011, the Company had $68 of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. At February 28, 2010, the Company had $188 of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009

Balance, beginning of year	$188	$310	$730
Settlement with taxing authority	—	—	(298)
Statute of limitation expirations	(125)	(135)	(130)
Foreign currency fluctuations	5	13	8

Balance, end of year	$68	$188	$310

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. All material federal and state income tax matters through fiscal year ending February 2007 have been concluded. Substantially all material foreign income tax matters have been concluded through fiscal year ending February 2004.

The Company does not anticipate any significant changes in the liability for unrecognized tax benefits for uncertain tax positions within the next 12 months.

The Company’s accounting policy is to record estimated interest and penalties related to income tax matters as a component of the income tax provision. As of February 27, 2011 and February 28, 2010, $37 and $94 of interest and penalties were included in the liability for unrecognized tax benefits, respectively.

The statute of limitations for net operating losses utilized in future years will remain open beginning in the year of utilization.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

NOTE 8 —	DEBT

Debt consists of the following:

	February 27,	February 28,
	2011	2010

Senior Secured Notes	$215,000	$—
First Lien Credit Facility	—	193,000
Second Lien Credit Facility	81,755	101,906
Revolving Credit Facility	—	—
Previous Revolving Credit Facility	—	22,000

	$296,755	$316,906
Debt Discount	(42,686)	—

Total	$254,069	$316,906

The weighted-average interest rate of the First Lien Credit Facility and Senior Secured Notes was 4.7% and 13.8% for fiscal 2011, respectively. The weighted-average interest rate of the First Lien Credit Facility was 6.1% for the twelve months ended February 28, 2010. The First Lien Credit Facility was fully repaid on April 8, 2010.

The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and 15.0% for the fiscal 2011, respectively. The weighted-average interest rate of the Second Lien Credit Facility was 12.3% for the twelve months ended February 28, 2010. The Second Lien Credit Facility was refinanced effective April 8, 2010.

The weighted-average interest rate of the Revolving Credit Facility was 6.3% for fiscal 2011. The weighted-average interest rate of the Previous Revolving Credit Facility was 4.0% and 4.2% for fiscal 2011 and 2010, respectively. The Previous Revolving Credit Facility was terminated April 8, 2010 and the Revolving Credit Facility was entered into on that date.

On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement which would be effective upon an overall refinancing of the Company’s outstanding debt. On April 8, 2010, the Company completed an overall refinancing of its outstanding debt and as such the Lien 2 Amendment became effective. The Company completed a debt and equity offering and the proceeds were utilized to repay the outstanding principal of the First Lien Credit Agreement, which included $193.0 million of term debt and $22.0 million under the previous Revolving Credit Facility, and a partial payment of outstanding debt under the Second Lien Credit Agreement.

Second Lien Credit Agreement

The Lien 2 Amendment eliminated the maximum net leverage ratio and minimum net interest coverage requirements that had previously existed. A principal payment of $25,000 was required and paid on April 8, 2010 and the remaining principal and interest paid-in-kind is due June 30, 2015. The interest rate was amended to Libor plus 500 and the interest paid-in-kind was increased to 900 basis points. In addition, the Lien 2 holders were also issued 11,080,455.38 shares of Series B ordinary stock and 2,523,554.62 shares of Series B preferred stock, resulting in an aggregate 25% ownership in the Company on a post-issuance basis and entitling the Lien 2 holders to all rights and privileges held by the existing equity holders. The Lien 2 holders will also be issued additional Series B ordinary stock and Series B preferred stock equal to 7.5% of the total issued share capital, in each case as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary stock and Series B preferred stock

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

equal to 52.5% of the total issued ordinary and preferred stock, in each case as in issue immediately after the closing of the refinancing.

As amended, the credit agreement governing the Lien 2 debt contains covenants that restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, change our fiscal year end, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures.

The present value of the cash flows under the Second Lien Credit Agreement after the Lien 2 Amendment had been executed is at least ten percent different from the present value of the remaining cash flows under the terms of the Second Lien Credit Agreement before the execution of the Lien 2 Amendment. As a result, the original Second Lien Credit Agreement has been treated as extinguished and recorded as a loss on debt extinguishment of $3,751 in the consolidated statement of operations for the twelve months ended February 27, 2011 which represents the Second Lien Credit Agreement unamortized debt discount of $986 and the unamortized financing fees of $2,765 related to the First Lien Credit Agreement and Second Lien Credit Agreement.

Senior Secured Notes and Equity

On April 8, 2010 the Company issued debt and equity and received total proceeds of $207,281. The debt consists of $215,000 principal amount of 12.0% Senior Secured Notes (the “Senior Secured Notes”), with a maturity date of March 29, 2015. The Senior Secured Notes are fully and unconditionally guaranteed by Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd. Stratus Technologies Ireland Ltd., SRA Technologies Cyprus Ltd., Cemprus Technologies, Inc. and Cemprus LLC which are wholly owned subsidiaries of the Company, which is also a guarantor. The Senior Secured Notes and related guarantees rank senior to the Second Lien Credit Agreement and future subordinated debt but effectively subordinated to indebtedness under the New Revolving Credit Agreement. The Senior Secured Notes consists of co-borrowers Stratus Technologies, Inc. which is allocated 52% and Stratus Technologies Bermuda Ltd. which is allocated 48% of the $215,000 principal amount. All principal will be paid at maturity and interest is paid semi-annually, in arrears, on April 15 and October 15 of each year beginning on October 15, 2010. On October 15, 2010, the Company made an interest payment of $13,402.

In addition, the Company issued 4,431,150.00 shares of Series B ordinary stock and 1,008,350.00 shares of Series B redeemable convertible preferred stock, equal to a 10% aggregate ownership in the Company on a post-issuance basis, with all rights and privileges equal to those of the existing equity holders. If additional shares are issued to the Lien 2 holders on April 30, 2013 and April 30, 2014 as noted above, the holders of the Senior Secured Notes will be issued additional Series B ordinary stock and Series B preferred stock to maintain the required 10% aggregate equity ownership.

The Senior Secured Notes also contain registration rights that require the Company to file a registration statement no later than February 2, 2011 and cause the registration statement to become effective by June 2, 2011. The Company filed an initial registration statement on January 25, 2011, which became effective on April 18, 2011. The covenants contained in the Senior Secured Notes restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interest or indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit the Company’s ability to obtain future financing and make acquisitions or needed capital expenditures. In addition, there is also an event of default under the indenture governing the Senior Secured Notes if the borrowings and stand-by letter of credit obligations under the Revolving Credit Facility exceed $15,000 immediately following the consummation of an excess cash flow offer.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

The Company, prior to April 15, 2013, may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a premium with the net cash proceeds of certain equity offerings and prior to April 15, 2013 the Company may also redeem at a premium up to 10% of the originally issued principal amount of Senior Secured Notes per year. In addition, the Company may redeem some or all of the Senior Secured Notes at any time prior to April 15, 2013, by paying a “make whole” premium. On or after April 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time. The Bermuda co-borrower may redeem the Bermuda Senior Secured Notes in whole, but not in part, at 100% of their principal amount in the event of certain changes affecting withholding taxes. Upon a change of control, the holders of the Senior Secured Notes will have the right to require the Company to purchase the Senior Secured Notes at a premium. Upon certain asset sales, the Company may be required to offer to use the net proceeds of the asset sale to purchase a portion of the Senior Secured Notes at the principal amount. The Company must make an offer to purchase the Senior Secured Notes with 100% of excess cash flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011, at 120% provided, however that if actual excess cash flow for any annual period is less than $5.0 million, the amount of excess cash flow for such annual period shall be deemed to be $5.0 million. For fiscal 2011, the calculated amount of the excess cash flow is $2.7 million, requiring a $5.0 million payment.

Before the proceeds from the debt and equity financing could be allocated to the different elements of the arrangement, the Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•	the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

As of February 27, 2011, the fair value of the Equity Offering embedded derivative is $1,473 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and Excess Cash Flow embedded derivatives are $17,219 and $1,736, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statement of operations through other (expense) income.

For the twelve month period ended February 27, 2011, the Company recorded a loss of $297 in other (expense) income related to the net change in the fair value of the embedded derivatives.

Second Lien Credit Agreement and Senior Secured Notes

The net fair value of the three embedded derivatives was subtracted from the total proceeds received since the derivatives are recorded at fair value in accordance with accounting standards for derivative instruments and hedging activities. The residual amount was then allocated among the other instruments and rights based on their relative fair values. This allocation was performed separately for the Senior Secured Notes (Senior Secured Notes, Series B preferred stock and Series B ordinary stock) and Second Lien Credit Agreement (Notes, Series B preferred stock, Series B ordinary stock and rights to additional Series B preferred stock and Series B ordinary stock) and resulted in the following allocated amounts.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Allocated Amount

Senior Secured Notes	184,458
Second Lien Credit Agreement Notes	58,629
Series B preferred stock	11,451
Series B ordinary stock	5,603
Right to shares of Series B preferred stock	5,518
Right to shares of Series B ordinary stock	1,533

After the allocation of proceeds was performed for both the Senior Secured Notes and Second Lien Credit Agreement Notes, the allocated values of the Senior Secured Notes and Second Lien Credit Agreement Notes are less than their principal amounts. As a result, the Company calculated debt discounts of $30,542 and $18,468 for the Senior Secured Notes and the Second Lien Credit Agreement Notes, respectively. The debt discounts will be accreted over the term of the respective debt through interest expense using the effective interest method.

The Company incurred financing costs of $11,999 related to debt and equity issued and these costs have been allocated on a relative fair value basis between the Senior Secured Notes, Second Lien Credit Agreement Notes, Series B preferred stock and Series B ordinary stock. The allocation resulted in $9,631, $1,735, $428 and $205 of financing costs being allocated to these elements, respectively. The financing costs associated with the Senior Secured Notes and Second Lien Credit Agreement Notes have been capitalized on the balance sheet and are being amortized to interest expense using the effective interest method over the life of the respective debt. The financing costs associated with the Series B preferred stock and Series B ordinary stock have been recorded against the Series B preferred stock and Additional paid-in capital respectively.

Revolving Credit Facility

Also on April 8, 2010, Stratus Technologies, Inc. a wholly owned subsidiary of the Company entered into a $25,000 Revolving Credit Agreement, (the “Revolving Credit Facility”) with Jefferies Finance LLC. The Revolving Credit Facility matures September 29, 2014 and is unconditionally guaranteed by the Company and certain of its subsidiaries and is priority to the Senior Secured Notes. The interest rate is variable based on a Libor floor of no lower than 1.50% plus 475. The covenants include, among other requirements compliance with a minimum net interest coverage ratio when the average previous 30 calendar day outstanding balance of Revolving Credit Facility cash borrowings and outstanding stand-by letter of credit obligations exceed $15,000. The minimum net interest coverage ratio requires the Company to maintain a ratio of Consolidated EBITDA (as calculated, thereunder, presented as Adjusted EBITDA elsewhere in this annual report) to cash expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013 and at least 1.25 to 1.00 thereafter. Certain financial tests are required when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15,000 and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15,000, along with restrictions on the ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens and pledge assets or engage in sale-leaseback transactions and will be subject to maximum capital expenditures. The Company was in compliance with all covenants as of February 27, 2011.

Financing costs related to the Revolving Credit Facility were $1,496 and have been capitalized on the balance sheet and will be amortized to interest expense using the straight line method over the term of the facility.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Capitalized Registration Fees

In connection with the filing of the Company’s initial registration statement on January 25, 2011, the Company capitalized $720 of related fees which will be expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.

The following annual maturities of both short and long-term debt as of February 27, 2011 are exclusive of future accretion of interest paid-in-kind and the maturities related to the Senior Secured Notes assumes that within 95 days after the end of each fiscal year commencing with fiscal 2011, $5.0 million per year will be used by the Company to make excess cash flow offers. See “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for projected interest paid-in-kind accretion.

Fiscal	Payment

2012	$5,000
2013	5,000
2014	5,000
2015	5,000
2016 and subsequent years	276,755

Total	$296,755

NOTE 9 —	COMMITMENTS AND CONTINGENCIES

The Company has commitments under non-cancelable operating leases for office and manufacturing space and certain machinery and equipment. The leases range from one to ten years and generally contain renewal options for periods ranging from one to ten years. Some of the leases contain future rent escalation clauses. Total rental expense on operating leases was $6,746, $6,953 and $7,122 in fiscal 2011, 2010 and 2009, respectively.

The following is a schedule of required future minimum lease payments:

Operating
Fiscal Year Ending	Leases

2012	$5,629
2013	5,197
2014	4,993
2015	4,380
2016 and subsequent years	5,727

Total future minimum lease payments	$25,926

Legal matters

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.

On April 14, 2010, the Company settled the legal matter related to the sale of the Emergent Business and received a final payment of $3,825. See Note 15 for further discussion.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

Purchase commitments

As of February 27, 2011 and February 28, 2010, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $3,900 and $6,045, respectively.

Guarantor arrangements

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 27, 2011 and February 28, 2010, respectively.

As permitted under Bermuda and Delaware law, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20,000. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. The Company has no liabilities recorded for these agreements as of February 27, 2011 and February 28, 2010, respectively.

In fiscal 2003, the Company acquired all of the outstanding shares of Cemprus, LLC and its subsidiaries (“Cemprus”) from Platinum Equity, LLC (“Platinum”). Certain of the Company’s subsidiaries entered into an indemnity agreement with Platinum as part of the purchase of Cemprus. Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after the purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus acquisition agreement with Lucent, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. The Company has never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of the end of fiscal 2011 and 2010.

NOTE 10 —	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at February 27, 2011 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

On April 8, 2010, in connection with the 2010 refinancing (see Note 8), the Company issued 2,523,554.62 Series B redeemable convertible preferred shares, par $1.50, (“Series B preferred shares”) to the Lien 2 Debt Holders and 1,008,350.00 Series B preferred shares to the Senior Secured Note Holders. The redemption

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

preferences for the Series B preferred shares are identical to the Series A redeemable convertible preferred shares. The projected redemption preference for the Series A preferred shares and Series B preferred shares for the next five fiscal years is presented in the table below:

	2012	2013	2014	2015	2016

Series A	$109,189	$117,924	$127,358	$137,547	$148,551

Series B	$58,776	$63,478	$68,557	$74,041	$79,965

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “preference shares”) in the amounts of $101,101 and $54,423 at February 27, 2011, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 8, 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of 1) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding and 2) 91 days after the first date on which no Second Lien Facility debt is outstanding.

The most significant terms of the preference shares are as follows:

Voting Rights

Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.

Conversion

The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through February 27, 2011.

Redemption

Upon written request and with the consent of the Lien 2 Debt Holders and the Note Holders, each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. As of February 27, 2011, the redemption value of the Series A and Series B preference shares totaled $101,101 and $54,423, respectively.

In connection with the April 8, 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of 1) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

no Senior Secured Notes are outstanding and 2) 91 days after the first date on which no Second Lien Facility debt is outstanding.

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2003, as defined in the Company’s bye-laws. As of February 27, 2011, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $101,101 and $54,423, respectively.

Right to additional Series B preferred shares

In connection with the 2010 refinancing (see Note 8), the Lien 2 holders will be issued additional preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 11 —	STOCKHOLDERS’ DEFICIT

Ordinary Shares

On April 8, 2010, in connection with the 2010 refinancing (see Note 8), the Company issued 11,080,455.38 and 4,431,150.00 Series B ordinary shares, par value $0.5801, to the Lien 2 Debt Holders and the Senior Secured Note Holders, respectively. As of November 28, 2010, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,809,184 issued and outstanding shares of ordinary stock.

Right to additional Series B ordinary shares

In connection with the 2010 refinancing (see Note 8), the Lien 2 holders will be issued additional ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.

NOTE 12 —	STOCK-BASED COMPENSATION

Stock options

The Company established a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its Ordinary Stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. The Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the Plan have a time-based vesting schedule, generally four years, some with a provision for the acceleration of vesting upon the occurrence of certain events. Substantially all options granted under the Plan have terms of ten years. The Plan was amended on February 27, 2003, increasing to 32,530,970 the total shares approved for issuance under the Plan. On February 24, 2009, the Board of Directors approved an amendment and restatement of the Plan extending the duration of the Plan, which was to expire March 1, 2009, through February 23, 2019, amending the transfer restrictions and granting additional

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

information rights to holders of options granted under the Plan. Under the terms of the Plan, shares issued upon the exercise of stock options may be newly-issued shares or treasury shares. As of February 27, 2011, all of the shares issued upon the exercise of stock options have been newly-issued shares.

In March 2009, in order to address the expiration of a large number of outstanding employee options and the fact that all of the Company’s stock options were at exercise prices significantly higher than the fair market value of its ordinary stock, the Board of Directors approved a two phase employee stock option regrant and exchange program (the “2009 Stock Option Program,” or the “Program”). The first phase of the Program authorized the grant of new options to employees whose outstanding options would contractually expire between April 29, 2009, and June 29, 2009. Employees who participated in this phase received a new, fully vested stock option for the number of shares equal to those expiring (the “eligible options”). The eligible options were allowed to expire. A total of 3,292,457 stock options were granted under this phase on May 1, 2009. The new stock options have an exercise price of $0.60 per share, which is greater than the fair market value of the Company’s ordinary stock on the date of grant.

The second phase of the Program allowed employees to exchange eligible stock options on a 1:1 basis for a grant of new stock options, with a vesting schedule equal to that of the exchanged option. All unexercised stock options granted between July 1, 1999 and February 22, 2009 and all unexercised stock options not eligible to participate in the first phase were eligible to participate in the second phase. A total of 13,687,663 stock options were cancelled and regranted under the second phase on July 1, 2009. The new stock options have an exercise price of $0.60 per share, which is greater than the fair market value of the Company’s ordinary stock on the date of grant.

Participation in the 2009 Stock Option Program was conditioned upon the optionees’ continued employment through each respective grant date. All of the new stock options were issued under the Stratus Technologies, Inc. Stock Incentive Plan, as amended and restated, and are subject to its terms and conditions. The new stock options expire ten years from the grant date.

As the grant of the second phase options represented a modification of the unvested eligible options, the Company (1) measured the fair value of the original options immediately before the modification, and (2) measured the fair value of the modified options, to determine the incremental compensation cost. The sum of the incremental cost and the remaining unrecognized compensation expense for the original options will be recognized over the remaining service period of the options. The Company recognized $2,473 of stock-based compensation expense related to the fully vested portion of these options in 2010. As of February 27, 2011, there was approximately $87 of unamortized stock-based compensation expense related to the unvested portion of the second phase options.

As of February 27, 2011, all of the outstanding options issued under the Plan were non-qualified stock options. Stock options are awards which allow employees to purchase shares of the Company’s stock at a fixed price, over a specific period of time. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years. Awards granted to non-employee members of the Company’s board of directors, if any, vest annually at a rate of approximately 33 percent, are fully vested three years from the date of grant and have a contractual life of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted during fiscal 2011, 2010 and 2009:

For Fiscal Year	2011	2010	2009

Option term (in years)*	8.0	9.0	9.0
Volatility**	37%	45%	45%
Risk-free interest rate (zero coupon U.S. treasury note)	3.8%	3.9%	4.5%
Dividend yield	0%	0%	0%
Weighted-average fair value per option granted	$0.07	$0.22	$0.09

*	The option term is the number of years the Company estimates, using historical data, that options will be outstanding prior to exercise or forfeiture.

**	The Company’s estimates of expected volatility are principally based on daily price changes of the stock of comparable public companies over the expected option term as well as guidance provided by the accounting standard for stock based compensation.

There were no stock options exercised during fiscal 2011. There were no cash settlements of equity instruments during fiscal 2011, 2010 or 2009. The Company recognized no windfall tax benefits in connection with the exercise of stock options during fiscal 2011, 2010 and 2009.

At February 27, 2011, there were 31,957,018 authorized but unissued shares of ordinary stock reserved for issuance under the Stratus Technologies, Inc. Stock Incentive Plan.

Stock option activity under the Plan was as follows:

		Weighted-	Weighted-
		Average	Average
	Shares Under	Exercise	Remaining
	Options	Price	Contractual Term

Outstanding at February 28, 2010	23,884,297	$0.72	8.38
Granted	899,600	$0.60
Canceled	(1,881,784)	$0.81
Forfeited	(668,140)	$0.61
Outstanding at February 27, 2011	22,233,973	$0.72	7.61

Exercisable at February 27, 2011	17,795,661	$0.74	7.36
Exercisable and expected to vest at February 27, 2011	21,862,028	$0.72	7.59

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

The following table summarizes information about stock options outstanding and exercisable as of February 27, 2011:

		Weighted-
		Average		Weighted
	Outstanding	Remaining	Exercisable	Average
Exercise Price..	Number	Contractual Life	Number	Exercise Price

$ 0.60	19,636,712	8.34	15,230,375	$0.60
$ 1.50	2,254,503	2.00	2,254,503	1.50
$ 2.00	326,298	3.04	294,323	2.00
$ 4.52	6,300	5.12	6,300	4.52
$ 6.50	10,160	0.18	10,160	6.50

$0.60-$6.50	22,233,973	7.61	17,795,661	$0.74

There were 9,723,045 shares available for grant under the Plan at February 27, 2011.

NOTE 13 —	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, were as follows:

	2011	2010	2009

Foreign currency translation	$1,207	$(117)	$(1,441)
Net loss on derivative instruments	—	—	(1,892)
Unrealized gain (loss) on corporate equity security (net of tax)	2	(20)	(9)

Total accumulated other comprehensive income (loss)	$1,209	$(137)	$(3,342)

NOTE 14 —	EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. The Company matched 0% in fiscal 2011 and fiscal 2010 and 100% of the first 3% of the employee’s pre-tax contributions during fiscal 2009. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $0, $0 and $1,445 during fiscal 2011, 2010 and 2009, respectively, relating to this plan. Employees in several countries outside of the U.S. are covered by defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were not material in fiscal 2011, 2010 or 2009. See Note 19 for changes to this plan made in fiscal 2012.

NOTE 15 —	SALE OF A SUBSIDIARY

On January 2, 2009, the Company sold the Emergent Networks Telecommunications Infrastructure Control Environment VOIP Software business and certain net assets related to our Telecommunications Business (collectively, the “Emergent Business”) for $1,900 in cash and $5,000 in an 8% two year, note receivable. Assets sold included specific telecommunication inventory and fixed assets, prepaid expenses, intangible assets and certain product and service contracts. Liabilities assumed by the acquirer consisted of accrued vacation for 43 employees and contractors that were transferred, along with accounts payable and deferred revenue. The Company recorded a gain (loss) on disposal of approximately $818 and ($107) in fiscal 2010 and 2009, which are included in profit from operations and recorded the note receivable and related interest on a cash basis.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

On January 2, 2010, the Company was due $2,500 related to the first installment payment on the $5,000 note receivable plus accrued interest of $400. A payment of $1,400 was received by the Company, which was allocated per the terms of the promissory note as follows, (i) reimbursement of legal fees $100, (ii) interest $400, and (iii) reduction of principal $900. The Company subsequently entered into litigation with Stratus Telecommunications LLC and its parent guarantor, YMAX Corporation, related to the delinquent payment of $1,600 on the $5,000 installment payment plus interest.

On April 14, 2010, the Company settled the legal matter related to the sale of the Emergent Network Solutions VOIP software and certain net assets and received a final payment of $3,825 which was allocated as follows (i) reimbursement of legal fees $129, (ii) interest $41 and (iii) reduction of principal $3,655. The Company recorded a gain on sale of $3,655 during fiscal 2011.

NOTE 16 —	SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company’s chief decision-maker, as defined under the authoritative guidance for disclosures about segments of an enterprise and related information, is the Chief Executive Officer. The Company operates in one operating segment: providing of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company is not organized by market, and is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its services.

	United States	Japan	EMEA	Asia	Other	Eliminations	Total

Revenues from external customers
Product
2009	29,513	23,710	21,478	15,922	1,739	—	92,362
2010	23,115	16,659	11,990	12,632	2,318	—	66,714
2011	$18,991	$19,498	$16,051	$12,829	$3,735	$—	$71,104
Service
2009	68,216	29,323	41,412	11,687	24	—	150,662
2010	63,725	30,228	33,399	10,326	21	—	137,699
2011	$64,799	$29,359	$29,757	$11,164	$12	$—	$135,091
Long-lived assets
2009	17,720	2,426	2,368	1,966	207	(985)	23,702
2010	15,087	1,500	2,409	814	218	18	20,046
2011	$11,325	$1,502	$2,338	$606	$1,310	$—	$17,081

“EMEA” is comprised of Europe, the Middle East and Africa. The “Other” category includes Bermuda, Canada, Mexico, Central America and South America.

The following table shows the total product revenue by product line for the fiscal years ended February 2011, 2010 and 2009:

	2011	2010	2009

Legacy	$21,821	$24,813	$29,019
ftServer	48,137	41,738	63,324
Avance	1,146	163	19

Total product revenue	$71,104	$66,714	$92,362

For fiscal 2011, 2010 and 2009, no customer accounted for more than 10% of the Company’s total revenue.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

NOTE 17 —	RELATED PARTY TRANSACTIONS

On November 25, 2005 (the “Effective Date”), the Company’s subsidiaries, Stratus Technologies Bermuda Ltd. and Stratus Technologies Ireland Ltd., entered into a Collaboration and Licensing Agreement and a Purchase and Distribution Agreement, respectively, with NEC (collectively, “the NEC Agreements”). The terms of the NEC Agreements are ten years, and will automatically renew on an annual basis on each subsequent anniversary of the Effective Date. The Collaboration and Licensing Agreement provides cooperative terms for the development of software and hardware for fault-tolerant computer systems and certain licenses under each party’s respective intellectual property rights for such purpose. The Purchase and Distribution Agreement provides the terms under which Stratus may purchase from NEC and distribute on a non-exclusive basis certain computer systems, components, spare parts and related software.

As of February 27, 2011 and February 28, 2010, the Company had an outstanding accounts receivable balance of $257 and $102 and an outstanding accounts payable balance of $1,479 and $1,711, respectively, with NEC. In addition, during the fiscal years ended February 27, 2011, February 28, 2010 and February 22, 2009, the Company recognized revenue from transactions with NEC of $1,938, $1,512 and $2,083, respectively.

In fiscal 2006, the Company entered into an agreement for management, advisory, strategic planning and consulting services with two significant investors for a yearly fee of $700, which renew on an annual basis. The payment of the yearly fee is restricted by financial performance covenants contained in the 2007 Amendment (see Note 8). Accrued expenses related to this yearly fee totaled $2,392 and $1,692 at February 27, 2011 and February 28, 2010, respectively. In fiscal 2011, 2010 and 2009 an expense of $700 was recorded through the management fee expense line in the consolidated statement of operations for each fiscal year.

NOTE 18 —	CONSOLIDATING FINANCIAL STATEMENTS

The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. and the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes.

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1. Consolidating balance sheets as of February 27, 2011 and February 28, 2010.

2. Consolidating statements of operations and cash flows for each of the three fiscal years in the period ended February 27, 2011, February 28, 2010 and February 22, 2009.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of February 27, 2011
CONSOLIDATING BALANCE SHEET

	Bermuda			Guarantor	Non Guarantor
	Holdings	Bermuda Ltd.	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$20	$580	$3,819	$16,830	$6,851	$—	$28,100
Accounts receivable, net of allowance for doubtful accounts	—	75	6,658	20,432	10,914	—	38,079
Intercompany receivable	30,654	—	86,599	—	10,547	(127,800)	—
Inventory	—	—	6,893	1,095	1,774	(2,277)	7,485
Deferred income taxes	—	—	—	—	1,440	—	1,440
Income taxes receivable	—	—	163	73	—	(236)	—
Prepaid expenses and other current assets	500	116	2,389	271	1,319	(225)	4,370

Total current assets	31,174	771	106,521	38,701	32,845	(130,538)	79,474
Property and equipment, net	—	—	11,094	992	1,609	—	13,695
Intangible assets, net	—	3,098	340	—	—	—	3,438
Goodwill	—	6,197	1,306	1,345	736	—	9,584
Deferred income taxes	—	—	—	—	1,803	—	1,803
Deferred financing	—	4,709	6,284	—	—	—	10,993
Investment in subsidiaries		42,252	39,012	1,888	—	(83,152)	—
Other assets	1,304	732	1,018	57	1,756	—	4,867
Long-term intercompany receivable	—	—	48,125	—	—	(48,125)	—

Total assets	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	—	$2,400	$2,600	—	—	—	$5,000
Accounts payable	—	—	2,031	2,622	2,676	(38)	7,291
Intercompany payable	22	56,431	8,079	63,268	—	(127,800)	—
Accrued expenses	317	5,136	11,522	1,393	7,430	(187)	25,611
Income taxes payable	—	132	—	—	389	(236)	285
Deferred revenue	—	—	493	34,120	1,586	—	36,199

Total current liabilities	339	64,099	24,725	101,403	12,081	(128,261)	74,386
Long-term debt	—	119,770	129,299	—	—	—	249,069
Long-term intercompany payable	—	48,125	—	—	—	(48,125)	—
Liability in subsidiaries	22,421	—	—	—	—	(22,421)	—
Embedded derivatives	—	9,098	9,857	—	—	—	18,955
Deferred revenue and other liabilities	—	890	5,671	5,204	405	—	12,170

Total liabilities	22,760	241,982	169,552	106,607	12,486	(198,807)	354,580
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock	101,101	—	—	—	—	—	101,101
Series B redeemable convertible preferred stock	54,423	—	—	—	—	—	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	161,042	—	—	—	—	—	161,042
Stockholders’ (Deficit) Equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B Ordinary Stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	(3,330)	29,562	56,100	126	4,379	(86,837)	—
Accumulated deficit	(173,704)	(213,856)	(32,045)	(66,435)	15,932	51,421	(418,687)
Accumulated other comprehensive gain	—	—	93	315	634	167	1,209

Total stockholders’ (deficit) equity	(151,324)	(184,223)	44,148	(63,624)	26,263	(63,008)	(391,768)

Total liabilities and stockholders’ (deficit) equity	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of February 28, 2010
CONSOLIDATING BALANCE SHEET

	Bermuda			Guarantor	Non Guarantor
	Holdings	Bermuda Ltd.	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$131	$5	$22,194	$30,298	$4,140	$—	$56,768
Accounts receivable, net of allowance for doubtful accounts	—	—	9,788	23,785	7,844	—	41,417
Intercompany receivable	771	—	35,410	—	11,315	(47,496)	—
Inventory	—	—	5,874	2,022	2,964	(4,335)	6,525
Deferred income taxes	—	—	—	—	1,200	—	1,200
Income taxes receivable	—	—	185	130	—	(315)	—
Prepaid expenses and other current assets	—	107	3,103	31	2,757	(578)	5,420

Total current assets	902	112	76,554	56,266	30,220	(52,724)	111,330
Property and equipment, net	—	—	13,770	984	2,069	18	16,841
Intangible assets, net	—	2,824	774	—	—	—	3,598
Goodwill	—	6,197	1,306	1,345	696	—	9,544
Deferred income taxes	—	—	—	—	1,723	—	1,723
Deferred financing	—	1,344	1,639	—	—	—	2,983
Investment in subsidiaries	—	21,839	36,323	1,872	—	(60,034)	—
Other assets	111	627	1,872	—	1,641	—	4,251
Long-term intercompany receivable	7,850	—	90,568	—	—	(98,418)	—

Total assets	$8,863	$32,943	$222,806	$60,467	$36,349	$(211,158)	$150,270

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$—	$12,082	$12,918	$—	$—	$—	$25,000
Accounts payable	—	—	1,748	4,254	2,095	(308)	7,789
Intercompany payable	—	33,391	10,064	4,043	—	(47,498)	—
Accrued expenses	(8)	1,543	7,334	1,653	7,454	(270)	17,706
Income taxes payable	—	120	—	—	262	(315)	67
Deferred revenue	—	—	1,687	38,249	2,093	—	42,029

Total current liabilities	(8)	47,136	33,751	48,199	11,904	(48,391)	92,591
Long-term debt	—	130,455	161,451	—	—	—	291,906
Long-term intercompany payable	—	25,975	—	72,443	—	(98,418)	—
Liability in subsidiaries	8,821	—	—	—	—	(8,821)	—
Deferred revenue and other liabilities	—	—	4,198	5,059	635	—	9,892

Total liabilities	8,813	203,566	199,400	125,701	12,539	(155,630)	394,389
Redeemable convertible preferred stock and stockholders’ deficit:
Series A redeemable convertible preferred stock	93,612	—	—	—	—	—	93,612

Total redeemable convertible preferred stock	93,612	—	—	—	—	—	93,612
Stockholders’ (Deficit) Equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Additional paid in capital	6,841	29,562	25,715	118	4,304	(56,836)	9,704
Accumulated deficit	(117,115)	(200,256)	(22,418)	(68,029)	14,908	28,900	(364,010)
Accumulated other comprehensive (loss) gain	—	—	109	307	(720)	167	(137)

Total stockholders’ (deficit) equity	(93,562)	(170,623)	23,406	(65,234)	23,810	(55,528)	(337,731)

Total liabilities and stockholders’ (deficit) equity	$8,863	$32,943	$222,806	$60,467	$36,349	$(211,158)	$150,270

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Twelve-month period ended February 27, 2011
CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

REVENUE
Product		$370	$20,255	$6,078	$44,401	—	$71,104
Service	—	375	8,974	112,116	13,626	—	135,091
Intercompany	—	46,037	84,298	32,975	16,780	(180,090)	—

Total revenue	—	46,782	113,527	151,169	74,807	(180,090)	206,195

COST OF REVENUE
Product	—	215	17,522	27,547	30,708	(43,100)	32,892
Service	—	—	31,967	3,290	23,113	(11)	58,359
Intercompany	—	29,131	—	106,791	3,126	(139,048)	—

Total cost of revenue	—	29,346	49,489	137,628	56,947	(182,159)	91,251

Gross profit	—	17,436	64,038	13,541	17,860	2,069	114,944
OPERATING EXPENSES
Research and development	—	—	27,483	30	—	(44)	27,469
Sales and marketing	—	—	16,248	4	13,415	(24)	29,643
General and administrative	390	145	14,896	437	3,882	97	19,847
Amortization of intangibles	—	52	—	—	—	—	52
Restructuring charges	—	—	1,632	1	61	—	1,694
(Gain) on sale of business	—	(3,655)	—	—	—	—	(3,655)
Intercompany	—	—	(1,632)	1,693	(61)	—	—
Management fees	417	—	700	—	—	—	1,117

Total operating expenses	807	(3,458)	59,327	2,165	17,297	29	76,167

Profit (loss) from operations	(807)	20,894	4,711	11,376	563	2,040	38,777
Interest income	—	41	7	28	4	—	80
Interest expense	—	(20,825)	(22,903)	—	—	—	(43,728)
Interest income (expense), intercompany	608	(2,117)	8,195	(6,686)	—	—	—
Loss on extinguishment of debt	—	(1,724)	(2,027)	—	—	—	(3,751)
Other (expense), net	(10)	(196)	(520)	(685)	(215)	(125)	(1,751)
Other income (expense), intercompany	—	—	—	(1,398)	1,398	—	—

(Loss) income before income taxes	(209)	(3,927)	(12,537)	2,635	1,750	1,915	(10,373)
Provision (benefit) for income taxes	—	86	(12)	930	516	—	1,520
Equity in profit (loss) in subsidiaries	(13,600)	(9,587)	2,568	15	—	20,604	—

Net (loss) income	($13,809)	($13,600)	($9,957)	$1,720	$1,234	$22,519	($11,893)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Twelve-month period ended February 28, 2010
CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

REVENUE
Product	$—	$84	$23,853	$6,211	$36,566	$—	$66,714
Service	—	—	6,541	117,486	13,672	—	137,699
Intercompany	—	47,563	80,195	27,078	17,499	(172,335)	—

Total revenue	—	47,647	110,589	150,775	67,737	(172,335)	204,413

COST OF REVENUE
Product	—	234	11,386	23,117	24,906	(29,632)	30,011
Service	—	—	32,360	3,334	26,095	(223)	61,566
Intercompany	—	33,974	—	107,366	—	(141,340)	—

Total cost of revenue	—	34,208	43,746	133,817	51,001	(171,195)	91,577

Gross profit	—	13,439	66,843	16,958	16,736	(1,140)	112,836
OPERATING EXPENSES
Research and development	—	—	30,456	31	—	(207)	30,280
Sales and marketing	—	—	15,654	—	13,338	(125)	28,867
General and administrative	450	48	15,240	378	3,525	(448)	19,193
Amortization of intangibles	—	290	—	1,685	—	—	1,975
Restructuring charges	—	—	814	(294)	964	—	1,484
(Gain) Loss on sale of subsidiary	—	(900)	101	(19)	—	—	(818)
Intercompany	—	—	(814)	1,924	(1,015)	(95)	—
Management fees	—	—	700	—	—	—	700

Total operating expenses	450	(562)	62,151	3,705	16,812	(875)	81,681

Profit (loss) from operations	(450)	14,001	4,692	13,253	(76)	(265)	31,155
Interest income	1	400	19	28	13	—	461
Interest expense	—	(11,680)	(13,613)	(13)	(1)	—	(25,307)
Interest income (expense), intercompany	608	(2,134)	9,776	(8,250)	—	—	—
Other income (expense), net	(10)	(88)	(117)	2,222	(56)	(31)	1,920
Other income (expense), intercompany	—	—	(317)	(1,381)	1,698	—	—

Income (loss) before income taxes	149	499	440	5,859	1,578	(296)	8,229
Provision for income taxes	—	133	101	925	425	—	1,584
Equity in profit (loss) in subsidiaries	6,791	6,425	1,508	20	—	(14,744)	—

Net income (loss)	$6,940	$6,791	$1,847	$4,954	$1,153	$(15,040)	$6,645

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Twelve-month period ended February 22, 2009
CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

REVENUE
Product	$—	$27	$28,671	$11,995	$51,669	$—	$92,362
Service	—	—	7,279	128,757	14,626	—	150,662
Intercompany	—	50,980	92,728	24,772	20,330	(188,810)	—

Total revenue	—	51,007	128,678	165,524	86,625	(188,810)	243,024

COST OF REVENUE
Product	—	1,207	13,660	32,017	33,575	(33,520)	46,939
Service	—	—	34,339	4,030	29,793	(624)	67,538
Intercompany	—	36,851	—	121,246	—	(158,097)	—

Total cost of revenue	—	38,058	47,999	157,293	63,368	(192,241)	114,477

Gross profit	—	12,949	80,679	8,231	23,257	3,431	128,547
OPERATING EXPENSES
Research and development	—	(400)	34,909	32	2	(706)	33,837
Sales and marketing	—	—	20,625	—	16,045	(544)	36,126
General and administrative	105	32	19,880	455	4,923	(33)	25,362
Amortization of intangibles	—	469	—	1,758	—	—	2,227
Restructuring charges	—	—	4,485	—	4,167	—	8,652
Loss (gain) on sale of subsidiary	—	93	48	(34)	—	—	107
Intercompany	—	—	(4,485)	9,379	(4,119)	(775)	—
Management fees	—	—	700	—	—	—	700

Total operating expenses	105	194	76,162	11,590	21,018	(2,058)	107,011

Profit (loss) from operations	(105)	12,755	4,517	(3,359)	2,239	5,489	21,536
Interest income	2	1	60	113	59	—	235
Interest expense	—	(15,332)	(17,434)	(52)	(2)	—	(32,820)
Interest income (expense), intercompany	608	(2,149)	9,781	(8,240)	—	—	—
Other income (expense), net	(10)	12	(417)	1,086	345	(98)	918
Other income (expense), intercompany	—	—	268	(1,605)	1,337	—	—

(Loss) income before income taxes	495	(4,713)	(3,225)	(12,057)	3,978	5,391	(10,131)
Provision (benefit) for income taxes	—	39	(145)	956	1,282	—	2,132
Equity in profit (loss) in subsidiaries	(18,150)	(13,399)	2,689	—	—	28,860	—

Net (loss) income	$(17,655)	$(18,151)	$(391)	$(13,013)	$2,696	$34,251	$(12,263)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Twelve-month period ended February 27, 2011
CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

Operating activities
Cash flows from operating activities:
Net (loss) income	$(13,809)	$(13,600)	$(9,957)	$1,720	$1,234	$22,519	$(11,893)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	163	7,381	426	1,159	18	9,147
Amortization of deferred financing cost	—	3,918	4,548	—	—	—	8,466
Stock-based compensation	—	—	384	9	75	—	468
Deferred tax (income) expense	—	—	(828)	(1,288)	(47)	—	(2,163)
Provision for doubtful accounts	—	—	(18)	270	(89)	—	163
Inventory provision	—	—	1,472	(541)	28	—	959
Loss on debt extinguishment	—	1,800	1,951	—	—	—	3,751
Change in fair value of embedded derivatives	—	142	155	—	—	—	297
(Gain) from sale of subsidiary	—	(3,655)	—	—	—	—	(3,655)
Loss on retirement of property and equipment	—	—	27	—	—	—	27
Interest payable-in-kind	—	3,170	3,390	—	—	—	6,560
Equity in profit (loss) subsidiaries	13,600	9,587	(2,568)	(15)	—	(20,604)	—
Changes in assets and liabilities:
Accounts receivable	—	(75)	3,149	3,083	(2,317)	—	3,840
Inventory	—	—	(3,055)	1,468	1,329	(2,057)	(2,315)
Prepaid expenses and other current assets	(500)	(9)	715	(240)	1,599	(354)	1,211
Accounts payable	1,466	3,912	(7,081)	26	561	395	(721)
Accrued expenses	325	(20)	167	(263)	(432)	83	(140)
Interest payable	—	3,713	4,022	—	—	—	7,735
Income taxes payable	—	12	22	57	93	—	184
Deferred revenue	—	—	(1,194)	(4,050)	(657)	—	(5,901)
Other long-term assets and liabilities	25	(907)	3,151	1,132	328	—	3,729

Net cash provided by operating activities	1,107	8,151	5,833	1,794	2,864	—	19,749
Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(5,280)	(262)	(696)	—	(6,238)
Proceeds from sale of subsidiary	—	3,555	—	—	—	—	3,555
Acquisition of other long lived assets	—	(86)	—	—	—	—	(86)

Net cash (used in) provided by investing activities	—	3,469	(5,280)	(262)	(696)	—	(2,769)
Financing activities
Cash flows from financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	99,495	107,786	—	—	—	207,281
Payments on long-term debt	—	(105,359)	(112,641)	—	—	—	(218,000)
Payment of debt and equity issuance fees	(1,218)	(5,189)	(7,108)	—	—	—	(13,515)
Proceeds (payments) on intercompany financing	—	—	15,000	(15,000)	—	—	—
Proceeds from revolving credit facility	—	—	8,000	—	—	—	8,000
Payments on revolving credit facility	—	—	(30,000)	—	—	—	(30,000)

Net cash (used in) financing activities	(1,218)	(11,053)	(18,963)	(15,000)	—	—	(46,234)
Effect of exchange rate changes on cash	—	8	35	—	543	—	586
Net (decrease) increase in cash and cash equivalents	(111)	575	(18,375)	(13,468)	2,711	—	(28,668)
Cash and cash equivalents at beginning of period	131	5	22,194	30,298	4,140	—	56,768

Cash and cash equivalents at end of period	$20	$580	$3,819	$16,830	$6,851	—	$28,100

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Twelve-month period ended February 28, 2010
CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

Operating activities
Cash flows from operating activities:
Net Income (loss)	$6,940	$6,791	$1,847	$4,954	$1,153	$(15,040)	$6,645
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	420	9,315	2,240	1,608	(1,003)	12,580
Amortization of deferred financing cost	—	1,163	1,433	—	—	—	2,596
Stock-based compensation	—	—	3,414	16	545	—	3,975
Non-cash portion of restructuring and other charges	—	—	(286)	—	—	—	(286)
Deferred tax (income) expense	—	—	—	—	(881)	—	(881)
Provision for doubtful accounts	—	—	30	959	103	—	1,092
Inventory provision	—	—	1,579	(800)	881	—	1,660
(Gain) loss from sale of subsidiary	—	(900)	101	(19)	—	—	(818)
Loss on retirement of property and equipment	—	—	8	—	—	—	8
Interest payable-in-kind	—	374	399	—	—	—	773
Equity in (profit) loss subsidiaries	(6,791)	(6,425)	(1,508)	(20)	—	14,744	—
Changes in assets and liabilities:
Accounts receivable	—	—	(2,691)	6,150	8,241	—	11,700
Inventory	—	—	(4,051)	538	134	1,263	(2,116)
Prepaid expenses and other current assets	—	—	7	74	(79)	150	152
Accounts payable	(450)	(929)	20,079	(9,829)	(13,947)	(49)	(5,125)
Accrued expenses	5	55	(5,993)	(1,892)	(1,910)	(65)	(9,800)
Interest payable	—	734	804	—	—	—	1,538
Income taxes payable	—	120	(1)	(91)	146	—	174
Deferred revenue	—	(18)	494	5,004	(563)	—	4,917
Other long-term assets and liabilities	(111)	200	(200)	(997)	2,303	—	1,195

Net cash provided by (used in) operating activities	(407)	1,584	24,781	6,287	(2,266)	—	29,979
Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(4,368)	(391)	(1,014)	—	(5,773)
Proceeds from sale of subsidiary	—	1,000	—	—	—	—	1,000
Price adjustment for sale of subsidiary	—	—	(110)	—	—	—	(110)
Acquisition of other long term assets	—	(67)	—	—	—	—	(67)

Net cash (used in) provided by investing activities	—	933	(4,478)	(391)	(1,014)	—	(4,950)
Financing activities
Cash flows from financing activities:
Deferred financing fees	—	(272)	(294)	—	—	—	(566)
Payments on interest rate swap and collar	—	(1,296)	(1,405)	—	—	—	(2,701)
Payments on short and long-term debt	—	(967)	(1,033)	—	—	—	(2,000)
Proceeds from revolving credit facility	—	—	24,000	—	—	—	24,000
Payments on revolving credit facility	—	—	(24,000)	—	—	—	(24,000)

Net cash (used in) financing activities	—	(2,535)	(2,732)	—	—	—	(5,267)
Effect of exchange rate changes on cash	1	1	56	—	1,923	—	1,981
Net increase (decrease) in cash and cash equivalents	(406)	(17)	17,627	5,896	(1,357)	—	21,743
Cash and cash equivalents at beginning of period	537	22	4,567	24,402	5,497	—	35,025

Cash and cash equivalents at end of period	$131	$5	$22,194	$30,298	$4,140	—	$56,768

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Twelve-month period ended February 22, 2009
CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)

Operating activities
Cash flows from operating activities:
Net (Loss) income	$(17,655)	$(18,151)	$(391)	$(13,013)	$2,696	$34,251	$(12,263)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	1,566	11,929	2,401	2,657	(1,994)	16,559
Amortization of deferred financing cost	—	1,163	1,433	—	—	—	2,596
Stock-based compensation	—	—	276	14	97	—	387
Deferred tax (income) expense	—	—	—	—	18	—	18
Provision for doubtful accounts	—	—	(70)	591	(4)	—	517
Inventory provision	—	—	8,368	(4,250)	(1,021)	—	3,097
Loss (gain) from sale of subsidiary	—	93	49	(35)	—	—	107
Loss (gain) on retirement of property and equipment	—	(170)	436	—	—	—	266
Interest payable-in-kind	—	367	392	—	—	—	759
Equity in (profit) loss subsidiaries	18,150	13,399	(2,689)	—	—	(28,860)	—
Changes in assets and liabilities:
Accounts receivable	—	698	5,238	4,403	(2,164)	—	8,175
Inventory	—	(102)	(7,791)	6,306	6,043	(3,496)	960
Prepaid expenses and other current assets	—	(16)	(803)	860	2,324	431	2,796
Accounts payable	106	1,467	(20,325)	20,419	(4,766)	(123)	(3,222)
Accrued expenses	(151)	124	(974)	(1,210)	(1,650)	(206)	(4,067)
Interest payable	—	234	258	—	—	—	492
Income taxes payable	—	—	(731)	17	(104)	—	(818)
Deferred revenue	—	206	(1,067)	1,646	(1,205)	—	(420)
Other long-term assets and liabilities	—	(670)	3,748	(580)	(845)	(3)	1,650

Net cash provided by (used in) operating activities	451	207	(2,714)	17,569	2,076	—	17,589
Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(5,153)	—	(1,235)	—	(6,388)
Proceeds from sale of subsidiary	—	1,900	—	—	—	—	1,900
Acquisition of other long term assets	—	(109)	—	—	—	—	(109)

Net cash (used in) provided by investing activities	—	1,791	(5,153)	—	(1,235)	—	(4,597)
Financing activities
Cash flows from financing activities:
Payments on short and long-term debt	—	(967)	(1,033)	—	—	—	(2,000)
Proceeds from exercise of stock option	15	—	—	—	—	—	15
Payments on interest rate swap and collar	—	(1,036)	(1,118)	—	—	—	(2,154)
Proceeds from revolving credit facility	—	—	24,000	—	—	—	24,000
Payments on revolving credit facility	—	—	(11,000)	—	—	—	(11,000)

Net cash provided by (used in) financing activities	15	(2,003)	10,849	—	—	—	8,861
Effect of exchange rate changes on cash	—	(1)	109	(205)	(198)	—	(295)
Net increase (decrease) in cash and cash equivalents	466	(6)	3,091	17,364	643	—	21,558
Cash and cash equivalents at beginning of period	71	28	1,477	7,039	4,852	—	13,467

Cash and cash equivalents at end of period	$537	$22	$4,568	$24,403	$5,495	$—	$35,025

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share data)

NOTE 19 —	SUBSEQUENT EVENTS

On March 24, 2011 the Company amended the benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code as described in Note 14. The Company will make a matching contribution for the calendar year 2011 at a rate of $0.25 for every $1.00 contributed for the first 4.0% of defined employee earnings. The Company would have expensed approximately $57 of matching contributions in fiscal 2011, had the amendment been approved in fiscal 2011 and as a result will be expensed in the first quarter of fiscal 2012.