Form 20-F
period 2012-02-26
Stratus Technologies Bermuda Holdings Ltd.
filed 2012-05-21
CIK 1507842

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 26, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

44,323,789.38 ordinary (common) shares, par value $0.5801 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☒ No *

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

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

The financial statements included in this annual report are prepared on the basis of generally accepted accounting principles in the United States, or U.S. GAAP. References in this annual report to fiscal 2012, 2011 and 2010 are to the fiscal years ended February 26, 2012 (also referred to as the “year-to-date fiscal period ended February 26, 2012” or the “year-to-date period ended February 26, 2012”), February 27, 2011 (also referred to as the “year-to-date fiscal period ended February 27, 2011” or the “year-to-date period ended February 27, 2011”) and February 28, 2010 (also referred to as the “year-to-date fiscal period ended February 28, 2010” or the “year-to-date period ended February 28, 2010”), respectively. The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. References to “USD,” “dollars” or “$” are to United States dollars.

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

MARKET AND INDUSTRY DATA

Market and certain other data used throughout this annual report (including data regarding the availability of our servers, customer satisfaction and projections regarding the growth of the market for fault-tolerant and high-availability servers) are based on the good faith estimates of our management, which are derived from our management’s review of internal company surveys, independent industry surveys from, among others, Coleman Parkes Research Ltd., International Data Group Inc. (“IDC”), and other publicly available information.

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

TRADE NAMES AND TRADEMARKS

Stratus®, ftServer® , Continuum® , ActiveServiceTM, CALM® and Stratus Avance® are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

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

Current information in this annual report has been updated to February 26, 2012, and Stratus undertakes no duty to further update this information, unless we are required to do so under applicable securities laws. All other information in this annual report is presented as of the specific date noted. Readers should carefully review “Item 3. Key Information — D. Risk Factors” for additional discussion of risks that could affect our results.

ITEM 1.	IDENITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The statement of operations and cash flows data for fiscal 2012, 2011 and 2010, along with the balance sheet data for fiscal 2012 and 2011 presented below has been derived from our audited consolidated financial statements included elsewhere herein. The balance sheet data for fiscal 2010 and selected historical consolidated financial data for fiscal 2009 and 2008 has been derived from audited consolidated financial statements not included in this annual report. Certain other information presented below has been derived from “Item 5. Operating and Financial Review and Prospects — A. Operating Results” in this annual report. For additional information, see “Item 18. Financial Statements.”

	Fiscal Year Ended
	February 26, 2012	February 27, 2011	February 28, 2010	February 22, 2009	February 24, 2008
	(Dollars in thousands)
Statement of Operations Data:
Revenue
Product	$72,566	$71,104	$66,714	$92,362	$106,485
Service	133,770	135,091	137,699	150,662	152,301

Total revenue	206,336	206,195	204,413	243,024	258,786
Total cost of revenue	90,159	91,251	91,577	114,477	129,856

Gross profit	116,177	114,944	112,836	128,547	128,930
Total operating expenses	83,411	76,167	81,681	107,011	104,165

Profit from operations	32,766	38,777	31,155	21,536	24,765
Interest income	205	80	461	235	247
Interest expense	(48,334)	(43,728)	(25,307)	(32,820)	(36,153)
Loss on extinguishment of debt	(1,222)	(3,751)	-	-	-
Loss on change on fair value for embedded derivatives	(8,873)	(297)	-	-	-
Other (expense) income, net	(35)	(1,454)	1,920	918	65

(Loss) income before income taxes	(25,493)	(10,373)	8,229	(10,131)	(11,076)
(Benefit) provision for income taxes	(6,703)	1,520	1,584	2,132	427

Net (loss) earnings	$(18,790)	$(11,893)	$6,645	$(12,263)	$(11,503)

Balance Sheet Data:
Assets
Cash and cash equivalents	$27,510	$28,100	$56,768	$35,025	$13,467
Property and equipment, net	10,490	13,695	16,841	21,507	29,063
Total assets	125,142	123,854	150,270	149,225	159,022

	Fiscal Year Ended
	February 26, 2012	February 27, 2011	February 28, 2010	February 22, 2009	February 24, 2008
	(Dollars in thousands)
Liabilities, redeemable convertible preferred stock, redeemable ordinary stock and stockholders’ deficit
Current portion of long term debt	5,000	5,000	25,000	2,000	2,000
Accrued expenses	13,250	12,828	12,790	24,442	25,297
Accrued interest payable	9,608	10,625	2,889	4,053	4,797
Short-term deferred revenue	35,428	36,199	42,029	39,025	40,169
Long-term debt, net of discount (1)	260,405	249,069	291,906	316,144	304,385
Deferred revenue and other long-term liabilities	15,426	14,328	11,919	10,096	12,809
Embedded derivatives	25,884	18,955	-	-	-
Total redeemable convertible preferred stock and redeemable ordinary stock	174,664	162,312	94,941	88,065	81,660
Total stockholders’ deficit	(423,786)	(393,038)	(339,060)	(346,008)	(328,169)
Cash Flow Data:
Net cash provided by operating activities	$8,417	$19,749	$29,979	$17,589	$15,690
Net cash used in investing activities	(3,746)	(2,769)	(4,950)	(4,597)	(14,787)
Net cash (used in) provided by financing activities	(5,303)	(46,234)	(5,267)	8,861	5,466
Other Financial Data:
Legacy product revenue	$17,574	$21,821	$24,813	$29,019	$46,924
ftServer product revenue	52,838	48,137	41,738	63,324	59,561
Avance product revenue	2,154	1,146	163	19	-
Depreciation and amortization	7,363	9,147	12,580	16,559	14,694
Capital expenditures	3,665	6,238	5,773	6,388	14,370
Other Data (unaudited):
Ratio of earnings to fixed charges (2)	0.5x	0.8x	1.3x	0.7x	0.7x

(1)	Includes all long-term obligations (including long-term debt and capital leases (if any) as defined in Rule S-02 (28)(a) of Regulations S-X).
(2)

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include net (loss) income before taxes and fixed charges. “Fixed charges” include interest expense, amortization of debt expense and one third of rental expense deemed to be representative of the interest factor in these rentals. For fiscal 2012, fiscal 2011, fiscal 2009 and fiscal 2008, earnings before fixed charges were insufficient to cover fixed charges by approximately $25.5 million, $10.4 million, $10.1 million and $11.1 million, respectively.

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

Revenue generated by sales of our legacy systems has declined substantially over our last three fiscal years, with revenue for fiscal 2012, 2011 and 2010 of $17.6 million, $21.8 million and $24.8 million, respectively. We believe that this historical decline in revenue from our legacy systems is attributable to a number of factors, including the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the Continuum and V-Series systems and a shift in our business focus to sales of ftServer systems and continued IT spending constraints. Our ability to generate revenue from sales of our legacy systems may be impacted by many factors that are out of our control, including:

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

If our Avance High Availability Software product is not accepted by the market, we may not be able to sustain or expand our business and our revenue and operating profits may be adversely affected. Our Avance High Availability Software product was first introduced in August 2009. Since the time this product was brought to market, sales of Avance have fallen short of our expectations. Avance is targeted at the Small to Medium

Business “SMB” market, a market which we have not sold to in the past. Our ability to extend the market for Avance will be dependent on our ability to successfully attract SMB customers and our development of a high-volume software distribution channel. We may not be able to accurately predict the sales or success of the current or future Avance products. The further development of a market for our Avance High Availability Software may be impacted by many factors that are out of our control, including:

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

We have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the potential market acceptance of, and projected customer demand for, Avance. Since fiscal 2008, we have spent $25.4 million in research and development costs on our Avance product. Accordingly, any material miscalculation by us with respect to the projected growth of the market for Avance and our overall operating strategy or business plan could have a material adverse effect on our revenue and operating profits.

If we are unable to enter into new maintenance service agreements or if maintenance service contracts with our customers are not renewed at historical rates, our maintenance service revenue may become less stable and predictable and our ability to make payments on the Notes may be impaired.

Our attach and retention rates for maintenance service contracts have historically been high. With our increased sales in the Asia-Pacific and Japan regions we have experienced a longer lag in service contracts and a lower overall attach rate which could bring future attach rates down. In the year-to-date period ended February 26, 2012, 100% of legacy server sales and 78% of ftServer system sales included service contracts. In addition, maintenance service contract retention rates over the past three fiscal years have been 89%. As a result of these high service contract attach and retention rates and the evergreen nature of the maintenance service contracts, we believe that the revenue generated by our maintenance service business has historically been predictable and declining at a forecasted pace due to a declining legacy business. Our total maintenance service revenue for fiscal 2012, 2011 and 2010 was $110.5 million, $111.7 million and $116.8 million, respectively. For the year-to-date period ended February 26, 2012, our worldwide maintenance service offerings generated a 64% gross margin.

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

Our manufacturing operations rely heavily on outsourcing to third parties. We outsource the manufacturing of our current line of ftServer systems, which are manufactured at Flextronics in Ibaraki, Japan, through our joint Purchase and Distribution Agreement with NEC dated November 25, 2005. We also have internal manufacturing operations at our facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line and Dublin, Ireland related to our used and refurbished product for both the ftServer systems line and legacy systems line. We may experience difficulties in ramping up or down production, adopting new manufacturing processes and finding the most timely way to develop the best technical solutions for new products. Difficulties in optimizing our manufacturing activities may have a negative impact on our operating profit and may result from, among other things, failure of our third-party manufacturers to fulfill their obligations. We depend on our suppliers for the timely delivery of components that are in compliance with any regulations and meet our quality standards and delivery requirements. Their failure to do so could adversely affect our ability to deliver quality products on time.

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

Many of our contracts with customers and strategic partners, including our contracts with our largest customers, are terminable upon limited or no notice, and without early termination payments or liquidated damages due from them. In general, these contracts are terminable by our counterparties for convenience, generally upon 30 to 90 days’ prior written notice, and in only limited cases do such termination rights give rise to payments to us of early termination fees. In addition, our agreements with some of our more significant customers and strategic partners also allow for termination by them upon events such as a change of control (in some cases with an acquisition threshold as low as 20%) or as a result of our financial condition. While no single customer accounted for more than 6% of our maintenance service revenue or more than 10% of our product revenue during the year-to-date period ended February 26, 2012 and the year-to-date period ended February 27, 2011, the effect on our profitability from the loss of one or more key customers could be significant. Nearly half of our solution services revenue for the year-to-date period ended February 26, 2012 came from our largest customer. Our contract with this customer expires February 16, 2013, and we cannot assure you that this customer will not decide to terminate its agreement with us, or extend its agreement with us, beyond that date as a result of our financial condition or other factors. In addition, our relationships with strategic partners provide us with benefits such as advance notice of and access to product developments and technology, which greatly facilitate our introduction of new products and product improvements. If one or more of our strategic partners terminate their relationships with us, our ability to timely and effectively introduce new products and product improvements could be adversely affected.

We collaborate with other companies to develop a number of new products. If any of these other companies were to fail to perform, we may not be able to bring those products to market successfully or on a timely basis.

We work with third-party providers of technology to develop a number of our products and services. These arrangements involve the commitment by each third party of various resources, including technology, research and development and personnel. While we attempt to carefully structure these arrangements, these may not produce the desired results due to many factors beyond our reasonable control, thus hampering our ability to introduce new products successfully and on schedule. In addition, should we, through our own efforts or those of our contract manufacturers, experience shortages or be unable to purchase the necessary parts to build our servers on acceptable terms, our new and existing product shipments could be delayed, adversely affecting our business and operating results.

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

We operate globally and are therefore exposed to volatility in foreign exchange rates, particularly between the U.S. dollar, on the one hand, and the euro, the Japanese yen and the British pound sterling, on the other hand. Our policy is to monitor and hedge exchange rate exposure, and manage our operations to mitigate, but not to eliminate, the positive or negative impact of exchange rate fluctuations. Exchange rate fluctuations may affect our revenue growth and operating profit materially in future periods. Our functional currency is the U.S. dollar. Approximately 61% of our net sales for the year-to-date period ended February 26, 2012 were denominated in currencies other than the U.S. dollar. A significant weakening of the currencies in which we generate sales relative to the U.S. dollar may adversely affect our ability to meet our U.S. dollar obligations. In addition, our results of operations are reported in U.S. dollars and a weakening of the currencies in which we generate sales relative to the U.S. dollar may cause our reported results to decline.

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

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. If we fail to maintain effective internal control over financial reporting in the future, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements, impair our ability to prevent fraud, have a material adverse effect on our operations and the trading price of the Units. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

If we are unable to maintain effective internal control over financial reporting, we may not be able to prepare accurate financial statements or prevent fraud, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of the Units.

We are subject to the risk of increased income taxes and changes in existing tax rules.

Any tax rate changes in the tax jurisdictions in which we operate could result in adjustments to our deferred tax assets, if applicable, which would affect our effective tax rate and results of operations. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax positions are subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change U.S. tax laws relating to foreign entities with U.S. connections. In addition, the U.S. government has proposed various changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. It is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

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

Certain of the agreements which Holdings has assumed from its predecessor company, Stratus Technologies Group, S.A., including certain shareholders agreements and put option agreements with its shareholders and directors and employees, contain provisions that may be triggered upon a change of control of Holdings. If we do not repay the Second Lien Credit Facility before April 30, 2014 certain rights of such stockholders and directors and employees, including tag-along rights and put rights, could potentially become effective in the event that there is a bona-fide change of control of at least 50% of the outstanding equity of Holdings. Pursuant to the indenture dated April 8, 2012, a 50% change solely among the Series B shareholders will not, in and of itself, be sufficient to trigger a change of control. However, if the put rights under our put option agreements are exercised due to a change of control, we could be required to pay up to $1.2 million, in the aggregate, thereunder. We can give you no assurance that we will be able to repay the Second Lien Credit Facility prior to April 30, 2014.

In addition, certain of our contracts with customers and strategic partners include change of control termination rights, in some cases with thresholds as low as 20% (which could be triggered by the initial issuance of equity to the lenders under our Second Lien Credit Facility). See “—Many of our contracts with customers and strategic partners are terminable with limited or no notice.” Terminations of these contracts could have an adverse effect on our business.

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

In addition to the ownership interest of Technology Holdings Ltd., in connection with the April 2010 Refinancing, Holdings issued to the lenders under the Second Lien Credit Facility and to the original purchasers of the Units equity securities representing 35% of the voting control of Holdings. Pursuant to the Subscription and Shareholders Agreement entered into on April 8, 2010, a majority of the lenders under the Second Lien Credit Facility has the right to appoint a single member of the board of directors of Holdings.

Circumstances could arise under which the interests of the Investcorp Group, MidOcean, Intel Atlantic, or the lenders under the Second Lien Credit Facility could be in conflict with the interests of holders of Units.

Risks Related to the Units and the Notes

We are highly leveraged and may be unable to service or refinance our debt.

We are highly leveraged, which means we have a large amount of indebtedness in relation to our equity. As of February 26, 2012, we had $299.5 million of indebtedness (including $210.0 million of Notes and $89.5 million of secured borrowings under our Second Lien Credit Facility but excluding additional indebtedness that we may borrow under the Revolving Credit Facility) and $423.8 million of stockholders’ deficit. Our substantial indebtedness could adversely affect our ability to repay the Notes.

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

We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including those under the Notes. Our ratio of earnings to fixed charges for fiscal 2012 was 0.5x, representing an insufficiency of earnings before fixed charges to cover fixed charges of approximately $25.5 million.

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

A substantial portion of our intellectual property is owned by the Bermuda Issuer, an exempted company incorporated with limited liability under the laws of Bermuda. As of February 26, 2012, 50% of our net accounts receivable was held by Stratus Technologies Ireland Limited, a company incorporated under the laws of Ireland. All of the issued and outstanding voting shares of capital stock of the Issuers and each subsidiary guarantor of the Notes are owned directly or indirectly by Holdings, an exempted company incorporated with limited liability under the laws of Bermuda. SRA Technologies Cyprus Limited is an entity organized under the laws of Cyprus. Each of these entities, as well as others, guarantees the Notes and, as a result of their jurisdiction of organization, laws other than United States federal and state law may apply to such entities in connection with, among other things, their liquidation or dissolution and the validity and enforceability of their guarantees of the Notes.

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

As of February 26, 2012, the Notes underlying the Units were effectively junior to $11.0 million of trade payables and other liabilities of the non-guarantor affiliates. The non-guarantor affiliates generated 28% of our consolidated revenue in the twelve-month period ended February 26, 2012 and held 24% of our consolidated assets as of February 26, 2012.

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

We may not be able to satisfy our repurchase obligations to holders of the Notes upon a change of control, from certain asset sales or from excess cash flow (“ECF”).

If we experience certain change of control events, the holders of the Notes will have the right to require us to purchase their Notes at a price equal to 112% of the principal amount of the Notes, together with any accrued and unpaid interest to the date of purchase. The lenders under our Revolving Credit Facility and Second Lien Credit Facility will have a right to terminate commitments under, and accelerate outstanding obligations under, their respective facilities upon certain change of control events. Any of our future debt agreements may contain a similar provision. Also, if we have ECF as provided in the indenture, the holders of the Notes will have the right to require us to purchase their Notes at a price equal to 120% of the principal amount of the Notes, together with any accrued and unpaid interest to the date of purchase. In addition, if we sell or dispose of assets and do not use the proceeds from these asset dispositions to repay debt under our Revolving Credit Facility or invest in our business, the holders of the Notes will have the right to require us to purchase their Notes at a price equal to 100% of the principal amount of the Notes, together with any accrued and unpaid interest to the date of purchase.

We cannot assure you that, if any of these events occur, we will have available funds sufficient to meet any of our repurchase obligations. Accordingly, we may be unable to pay the holders of the Notes the change of control purchase price for their Notes. Our failure to pay the required purchase price when due will constitute a default under the indenture governing the Notes and give the trustee and the holders of the Notes the rights to certain remedies. The same events constituting a change of control under the indenture governing the Notes may also constitute an event of default under the Revolving Credit Facility and permit the lender under our Revolving Credit Facility to accelerate the indebtedness outstanding thereunder. In addition, the Revolving Credit Facility will limit our ability to repurchase the Notes in the case of certain asset sales and ECF and our failure to abide by these limits would constitute an event of default under the Revolving Credit Agreement and permit the lender under our Revolving Credit Facility to accelerate the indebtedness outstanding thereunder. If any such indebtedness is not paid, the lender under the Revolving Credit Facility may enforce security interests in the collateral securing the obligations under the Revolving Credit Facility, which security interests are contractually senior to those securing the obligations under the Notes, thereby limiting our ability to raise cash to purchase the Notes and reducing the practical benefit to the holders of the Notes of the offer to purchase provisions of the indenture governing the Notes.

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

A. History and Development of the Company

Stratus Technologies Bermuda Holdings Ltd. was incorporated in August 2006 under the laws of Bermuda for the express purpose of reincorporating its predecessor, Stratus Technologies Group, S.A., from Luxembourg into Bermuda. Stratus Technologies Group, S.A. had, in turn, been formed in January 1999 for the express purpose of acquiring the enterprise business of the former Stratus Computer, Inc. (“Stratus Computer”). On August 28, 2006, Stratus Technologies Group, S.A., the former Parent of the Stratus Group, was liquidated and 100% of its outstanding assets, liabilities and stockholders’ equity was assumed by Stratus Technologies Bermuda Holdings Ltd.

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

B. Business Overview

Our Company

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and SMB. Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 99 of the top 200 Fortune Global 500 companies and we have approximately 8,400 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry.

Our suite of products includes servers, services and software. Our servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry leading continuous availability with 99.999% uptime (i.e., approximately five minutes of annual unplanned downtime). Our value-added services include maintenance services and managed services. Our maintenance services, which are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees, are recurring in nature and represented 54% of our revenue for the twelve-month period ended February 26, 2012. Managed services include long term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

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

As of February 26, 2012, we employed 536 people globally. For the twelve-month period ended February 26, 2012, we generated revenue of $206.3 million, gross profit of $116.2 million (56% gross margin)

and Adjusted EBITDA of $45.8 million. For a reconciliation of Adjusted EBITDA to net income, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Our Industry Overview

Computer servers are the building blocks of IT infrastructures. Servers host the operating system and application software relied upon by virtually every industry, enterprise, and organization, from small business to global corporations, government agencies and third-party IT services providers. The 2008-2009 recession caused the worldwide server markets to contract, with market value falling by 21.9% from Q208 to Q409, according to IDC. From 2010 to 2011, the market regained most of its lost value, returning to 95.1% of its peak value in Q208, with x86 server shipments recovering to 98.8%. Asia/Pacific (excluding Japan) and U.S. markets led the recovery. Western Europe continues to lag, with server market share down 23.7% compared to pre-recession levels, according to IDC data.

The information technology market generally, and the server market in particular, is undergoing a significant and rapid shift. The maturation of virtualization technology, the continued drive for workload consolidation, and the rapid expansion of cloud computing as an alternative to on-premise infrastructure at user-owned and operated facilities are causing changes in the selection criteria for server purchases. These changes, combined with continued economic uncertainty, will account for a modest revenue decline in the server market in 2012. IDC believes companies will weigh their options in 2012, taking time to analyze IT workloads to determine whether they should invest in newer, higher performance, more capable server platforms with better reliability, availability and serviceability, or move applications to the cloud.

Users will upgrade current server infrastructures with fewer and more efficient servers, according to IDC. We believe this is especially true in the x86 server segment, where Stratus is concentrated. Given that Stratus solutions are designed specifically to provide uptime assurance, several factors play to our favor as compared to commodity servers. We believe that several inter-related dynamics are increasing the adverse effects of individual server downtime and, consequently, we expect that the need for business continuity, fault-tolerance and high-availability solutions for mission-critical workloads will continue to intensify. These dynamics include rapid advances in processor technology, the extension virtualization to support critical workloads, and the increasing acceptance and adoption of cloud computing. We believe that rapid growth in advanced processor technologies, such as multi-core and virtualization optimization, is an important enabler of server consolidation, as multiple servers are replaced with a single server capable of significantly greater processing power. Increased processing power enables enterprises to virtualize their computing environments.

The traditional datacenter model of allocating one server per application is no longer acceptable given the many cost benefits and continued advancements of virtualization technology. Virtualization enables dramatic increases in server capacity utilization through workload consolidation, allowing many applications to run on far fewer servers. The benefits of needing fewer servers to host applications include reductions in expenditures for hardware, maintenance, system management, staffing, power and cooling, and physical space in data centers. IDC concurs with general industry consensus that 2012 will mark the beginning of the second phase of server virtualization, characterized by moving business-critical and mission-critical application into a virtual environment. To do this, the analyst firm says that each virtual machine must have access to enough processor, memory and input/output resources to support good performance and smooth operations. This would include more robust, reliable servers to host virtual machines.

In addition, businesses are increasingly accessing applications “in the cloud” that are delivered over the internet through virtualized servers. Much of the attention is devoted to public cloud service providers — most notably Google, Amazon, and Microsoft in what is becoming an extremely crowded, competitive, and diverse field. Issues over security and availability, among others, continue to plague wholesale adoption of external cloud services, however. As a consequence, enterprise organizations continue to favor private clouds — i.e. compute services on demand provided via internally configured cloud infrastructures as opposed to third-party cloud service providers — at this point in time for many critical business operations. IDC forecasts that customer investments in private cloud will outpace those of public cloud given the greater level of trust, security, and availability that large customers require for critical applications. Customers are willing to pay four times more for servers employed in private clouds than public cloud companies pay on average per server for their infrastructures. Taken as a category, cloud computing investments in servers will outpace overall server market shipment growth for 2010-2015, accounting for 20% of all server shipments in the U.S., which is 9% more than in 2010, according to IDC.

More so than ever, cost and disruption resulting from IT downtime is coming more into the spotlight. While always a concern of many individual companies running mission-critical applications and having an appreciation for the costs associated with those applications being unavailable, IT outages were largely a private matter. With the rapid adoption of cloud computing, IT outages can now impact thousands of companies and literally millions of consumers. Airline computer failures can disrupt air travel regionally or nationally, depending on scope. A blackout on an online retail site during a holiday buying season can have potentially ruinous consequences for the retailer’s reputation and cash flow. The near-total reliance of commerce, in general, on information systems technology has thrust service interruptions onto the front pages and increased sensitivity to its economic impact.

Research conducted by Coleman Parkes Research Ltd. in 2010 determined that the average North American organization loses more than $150,000 a year through IT downtime. This was less than half of the revenue loss of European organizations, the average of which was just under $350,000 a year (the difference being attributed to the fact IT outages in Europe are longer on average). Revenue loss among sectors was highest for financial institutions at $224,297 on average. The average by company size was $55,112 for small, $90,787 for medium, and $1 million+ for large. Similar findings are common among industry research and analyst firms.

With regards to servers, the high costs of downtime necessitate business continuity solutions that ensure a high degree of operational reliability. While there are a number of solutions in the market to address server availability, we believe that many of these are prohibitively expensive, complex to deploy and maintain and/or inadequately address the demanding availability requirements of mission-critical applications.

In a December 2011 survey reported by IDC, IT spends a majority of its time on maintaining its IT environment. Overall, 76.8% of the time and resources are spent to maintain the environment. Less than a quarter (23.2%) of staff time is applied to providing value-added services to the organization. Solutions that alleviate instances of downtime and recovery, and that minimize requirements for maintenance and management can provide productivity improvement and cost savings overall.

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

We believe that the only solutions that have proven to be effective in providing fault-tolerant computing and continuous availability are legacy mainframe computers and a highly specialized solution that combines optimized hardware, proprietary software and high-value services to ensure over 99.999% availability failover (approximately five minutes of annual unplanned downtime) and instantaneous. These fault-tolerant servers provide a turnkey solution that enables an enterprise to run mission-critical applications and virtualized environments with essentially no unplanned downtime, providing a unique value proposition when compared to other availability solutions. We believe that we are the only vendor in the industry that offers this value proposition in conjunction with the industry-standard Intel processor-based, x86 server.

While x86 servers built today with current processor technology will satisfy a majority of market requirements as they have in the past, an increased awareness of the importance of application uptime for essential business operations, together with the escalating cost and serious consequences of downtime in organizations of all types and sizes, indicates there is likely to be market demand for solutions capable of providing superior uptime within IT infrastructures, similar to that provided by our solutions offerings.

Our Competitive Strengths

Market Leader with Differentiated, High-Value Solutions. We believe that our combination of optimized hardware, proprietary software, and remote monitoring and management services have provided our customers with the continuous and high-availability solutions they have demanded for their most critical computing applications for over 30 years. We track the availability levels delivered by our ftServer and legacy products under service contracts and these systems are currently achieving more than 99.999% uptime, or less than five minutes of annual unplanned downtime on average. To our knowledge, our solutions provide the industry’s highest level of uptime for x86 servers. We believe this level of uptime, combined with the operational simplicity of our servers, provides our customers with a strong return on their investment and low total cost of ownership. We believe that we offer the industry’s only line of fault-tolerant Intel processor-based hardware servers supporting applications for Windows, Linux and VMware environments with integrated proactive availability management.

In addition, we believe our Avance software solution is the only high-availability software solution for industry-standard Intel x86 servers that provides both Windows and Linux applications with more than 99.99% uptime reliability, or less than 53 minutes of annual unplanned downtime. All of our solutions are easy to deploy, use, and maintain, and integrate easily into existing IT infrastructures. All have can be remotely monitored and proactively managed by Stratus under service contracts to avoid downtime and prevent data loss.

Diversified, Highly Stable Global Customer Base. Our loyal customer base is one of our greatest assets. As of February 26, 2012, we provided mission-critical solutions and services to approximately 900 customers, including some of the most recognizable companies in the world, spanning a diverse set of global industries such as financial services, telecommunications, retail, healthcare, manufacturing and transportation, among others. Our customer base is well-diversified, with no customer accounting for more than 6% of maintenance service revenue or for more than 10% of product revenue for the twelve-month period ended February 26, 2012. Nearly half of our solution services revenue for the year-to-date period ended February 26, 2012 did come from our largest customer. We have built a global services installed base that includes more than 8,400 servers under maintenance contracts as of February 26, 2012. We believe our solutions are highly strategic to our customers as we are trusted to ensure that their mission-critical applications function continuously. Our customer retention is strong, with our average C server service duration in excess of 10 years and our average ftServer service duration in excess of 6 years. Over the last three fiscal years, we have had a service contract retention rate of approximately 89%. We attribute this high level of retention in our installed base to the high satisfaction levels of our customers, which is over 97% according to a third-party survey conducted by the Omega Group on our behalf. We believe both the high retention rate for our service contracts and the low levels of attrition in our installed base are strong testaments to the loyalty of our customers and the high value of our services.

Comprehensive and Stable Recurring Services Offerings. Our business model is supported by a stable revenue base that includes high-value recurring services offerings. In the last three fiscal years we have had a retention rate of approximately 89% for our service contracts, which results in a consistent and projectable source of revenue. Our maintenance services move beyond traditional industry maintenance and incorporate proprietary service technology that allows us to remotely detect and resolve most problems before they cause system downtime. Our product architecture combines automatic fault detection, automatic fault isolation, integrated “call home” remote support and component replacement service to enable a built-in serviceability model, which we believe is ideally matched to business-critical and mission-critical computing requirements. In addition, we believe that this proactive model helps our customers use our products with little or no need for incremental IT staff support or special training at the customer. We believe this unique, value-added approach has contributed to our high service contract attach rates and long-term customer retention. We have a long-term, managed services engagement where we manage many elements of our customers’ server environment and provide onsite, day-to-day, 24/7 management support of our systems running their mission-critical applications. We believe that our services offerings are an integral part of our value proposition.

High Gross Margin Business Model with Significant Operating Leverage. The strong added value of our solutions is reflected in our gross margins, which were 56% for the twelve-month period ended February 26, 2012. We benefit from significant operating leverage and are focused on controlling costs to maximize profitability while maintaining the scalability of our business. We outsource server manufacturing to NEC under the terms of our ten-year Purchase and Distribution Agreement signed in November 2005. We believe that NEC excels in designing systems for manufacturability and volume manufacturing, and is able to achieve economies of scale and component purchasing advantages that benefit ftServer system manufacturing. We believe that outsourcing this manufacturing also affords us a high degree of scalability, in that we can quickly increase production when necessary without requiring significant additional capital investment. Furthermore, by partnering with resellers, we believe that our sales channels are also highly scalable.

Patented Technology. Every Stratus server includes Continuous Processing features that are a result of more than three decades’ experience ensuring uptime for the demanding mission-critical applications of our worldwide customers. All aspects of Continuous Processing design, consisting of hardware, software and services, aim to prevent, rather than simply recover from unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters, which use multiple servers to recover after one of the servers in the cluster has failed. Many of these same capabilities are engineered into Avance high-availability software. Avance has the added benefit of Split-Site deployment allowing the two x86 servers that comprise the Avance platform to be separated by up to three miles to protect operations and efficiently recover from disasters. We protect our products and technology through copyrights, trade secrets and patents, including 30 issued patents and 4 pending patents.

Highly Experienced Management Team. We have a highly-experienced, professional management team with deep domain expertise. Our President and CEO, David C. Laurello, leads a skilled and experienced executive team with an average of over 15 years of tenure with Stratus and more than 120 collective years of related industry experience. Our management team has been instrumental in leading us to 14 consecutive years of positive Adjusted EBITDA, transitioning the company from a proprietary to open systems platform, developing the software-based Avance platform, expanding our leading services capabilities, and instilling a customer-centric culture throughout our organization.

Our Business Strategy

With the changing market dynamics discussed previously, Stratus continues to drive its transition from a proprietary product vendor to an open systems supplier of uptime assurance solutions. We believe that our three decades of industry-leading experience and expertise protecting our customers’ most critical business applications enable Stratus to uniquely address the broad set of reliability, availability and infrastructure management concerns shared by most of the marketplace. We are able to do this by remaining intensely focused on managing costs and expenses, investing strategically for profitable growth, and exceeding our customers’ expectations for product and service quality. This focus was responsible for the company’s return to pre-recession business levels and will now provide the resources necessary to complete our transition process, broaden our solutions portfolio, increase our addressable market, and strengthen our value proposition for customers.

The key strategies that are fundamental to our success in this regard include the following:

Capitalize on Favorable Market Dynamics by Maintaining a Leading Technology Platform. We believe that the market for superior availability for Windows and Linux applications is growing, especially as shipments of non-x86 server technologies to support legacy applications continue their steep decline. Further, the proliferation of virtualization technology increases the need for our solutions to provide uptime assurance at critical points in a virtual infrastructure. A single hardware failure can cause multiple virtual machines to fail simultaneously, amplifying the costs of downtime. Our fault-tolerant and high-availability solutions effectively mitigate the risk of deploying multiple virtual environments. Our field-proven technology and reputation for dependability and reliability distinguishes us in the marketplace. We continue to build on this foundation through investments in new and improved products and services to maintain our leadership and broaden our market reach. For example, we continue to invest in VOS development, allowing this highly reliable proprietary operating system to use current open-systems tools and technologies that help customers integrate VOS applications with other IT systems and applications. We believe this flexibility is important to customers who are reluctant to migrate these highly dependable, smooth-running applications to newer hardware platforms and operating systems due to uncertainty, cost and potential business disruption that migrations can cause. We also continue to invest in our ftServer platform to ensure that we are incorporating the latest Intel server processor technology. In addition, we believe our investment in our high-availability software solution, Avance, provides us with a solution for the large SMB market, which we believe is underserved with effective, affordable and uncomplicated products for availability and virtualization.

Optimize and Expand Channel Partner Relationships to Drive Avance Penetration. Channel partners that either resell or recommend our availability products as a core component of the complete solutions they sell to customers are essential to our success. For the twelve-month period ended February 26, 2012, 39% of total product sales were generated through third-party market channels. Virtually all sales outside the U.S. are done through channel partners and distributors, a sales model that has worked successfully for many years. Product and service sales in the U.S. are a combination of direct (39%) and indirect channel (61%) sales. Our goals are to increase the productivity of existing channel partners, recruit new channel partners, and continue to develop new market opportunities. We are targeting specific applications in specific industries where we believe there is an immediate and compelling need for continuous and highly available computing, with emphasis on financial services, manufacturing, public safety/E911, and healthcare/electronic medical records. More channel partners now selling ftServer systems also are selling Avance high-availability software. We intend to increase the number of channel partners selling both products, and we are investing in support, marketing, training and business planning to help them be successful. Avance software presents us with an opportunity to significantly increase our addressable market for high-availability solutions, due to its relatively low price, simplicity and ease of use — features which have largely been lacking in high-availability software solutions for the large SMB market. Given the relatively low purchase price of Avance software, a third-party distribution channel model is preferable to a direct sales model. As a result, we continue to build out a network of partners globally to sell Avance software and product support.

Maintain High Attach Rates and Retention Levels of Service Offerings and Expand Managed Services Footprint. Our service offerings are integral to the value proposition of our solutions, and we believe they heavily influence the level of customer satisfaction with us and our products. We enjoy what we believe to be one of the highest attach rates in the industry for service contracts sold with systems. Maintenance services represented 54% of our total revenues for the year-to-date period ended February 26, 2012. Service contracts automatically renew annually, providing us with a dependable and recurring revenue stream. As we introduce new solutions and expand into new markets, we tailor our service offerings and pricing levels to be complementary without sacrificing our commitment to provide superior levels of service relative to the competition, thereby fully leveraging our highly advanced service infrastructure to provide exceptional support. We also continually seek opportunities to upgrade customers to our managed services offerings, which are long-

term engagements where we provide onsite support of our systems running mission-critical applications. As legacy systems customers increasingly use our managed service offerings, we intend to continue expanding our managed services footprint in existing and additional clients for these services.

Preserve Our Legacy Customer Base. Legacy system customers represent a significant percentage of our high-margin product and service revenue. They continue to run their most critical business operations on proprietary Stratus software and x86 based V-Series hardware platforms because of the superior reliability and availability that our products have delivered over many years of service. We continue to invest in our V-Series hardware platform, as well as our VOS operating system, so that customers may extend the useful life of their legacy system applications with the benefit of improved power, performance and flexibility in their IT infrastructures. By catering to the needs of this customer base, we benefit when these customers purchase our newer high-margin hardware, software upgrades and maintenance services. In the event that our existing legacy customers wish to migrate to a new platform, our V-Series provides such customers with an open-systems hardware platform to which they can easily migrate their critical applications written for the VOS operating system without experiencing appreciable disruptions to their operations.

Our Solution Offerings. Our solutions are designed to prevent or minimize the downtime of business-critical and mission-critical applications, where a failure is costly in terms of lost revenue, lost productivity, regulatory compliance violations, customer relations, public reputation and/or risk to life and property. Built on over 30 years of technical expertise and real-world experience, our solutions combine fault-tolerant hardware design, failsafe software and high-value maintenance and managed services to ensure in excess of 99.999% availability for our hardware-based solutions and in excess of 99.99% availability for our software-based solutions.

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

•

Automated Uptime® Layer. The Automated Uptime Layer presents and manages the replicated ftServer components as a single system. This dramatically reduces complexity and operator error. Working in concert with lockstep technology, the Automated Uptime Layer prevents many errors from escalating into outages. Even in-memory data is constantly protected and maintained. Other issues are captured, analyzed, and reported to Stratus. This allows support personnel to take a proactive approach to correcting software problems before they recur.

•

Proactive Remote Monitoring and Management. Stratus support technicians monitor systems under contract via our secure global ActiveService™ Network (ASN). The ASN enables our service experts to diagnose, troubleshoot, and resolve problems online as if they were onsite. Leveraging information provided by the automated uptime layer, these experts are at the ready 24/7 to remotely diagnose and remediate more complex issues.

Our servers allow most replacements and reconfigurations to take place while the server remains online. All of our systems are engineered around a Continuous Processing design, covering hardware, software and services, which aim to prevent, rather than simply recover from, unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters (which use multiple servers to recover after one of the servers in the cluster has failed). Each of our servers is designed to address the primary causes of downtime and data loss, such as single points of failure, hardware failover and recovery time, faulty device drivers, human error, component and software revision incompatibilities, to keep businesses online.

We currently offer two lines of fault-tolerant servers: our proprietary legacy systems targeted at specific customers within our installed base, and our ftServer systems built with and supporting industry-standard open-systems technologies. All of our servers are supported by our global value-added services platform and require no failover scripting, repeated test procedures or application modifications to ensure continuous availability and smooth integration of systems into the customer’s enterprise environment.

Legacy Server Systems

Our legacy technology represents a successful history of fault-tolerance, continuous availability and superior service spanning three decades, supporting critical applications worldwide for some of the most recognizable names in the financial services, banking, securities trading, telecommunications, credit card authorization and processing, transportation and manufacturing industries.

The legacy line of servers runs our proprietary VOS operating system, which was launched in 1981. VOS was specifically developed for fault-tolerant computing to satisfy the stringent uptime requirements of customers running mission-critical applications. Benefitting from more than three decades of enhancements, VOS is currently in its seventeenth revision and approximately 162 customers around the world currently run VOS applications. We continue to invest in VOS development, allowing the operating system to use current open-systems tools and technologies that help customers integrate VOS applications with other IT systems and applications. We believe this flexibility is important to customers who are reluctant to migrate these highly dependable, smooth-running applications to more current hardware platforms and operating systems due to uncertainty, cost and risk of business disruption.

Applications written for VOS operating systems run either on a Stratus proprietary server platform or on our Intel processor-based V-Series platform. We no longer manufacture a Stratus proprietary server platform but still provide platform maintenance, repair, and upgrades from our existing parts inventory. V-Series was developed in 2004 to provide customers a clear product upgrade path, more processing capacity and greater performance, thereby extending the useful life of their VOS applications. Legacy system customers frequently purchase from us new high-margin hardware, software upgrades, and maintenance services. V-Series is built upon the same hardware platform as the ftServer family for Windows, Linux and VMware. The standardization of all server product development on a single architecture enables efficient and productive use of R&D resources.

While still actively used by our customers to run highly strategic, mission-critical applications, our installed base of legacy systems decreases each year as customers migrate to Intel processor-based servers, including our own ftServer systems.

ftServer System Family

Launched in June 2001, our ftServer created a new server category: Intel processor-based fault-tolerant computing for Microsoft Windows applications. ftServer was introduced at a time when both Microsoft and Intel strongly desired to move their products off the corporate desktop and into the corporate data center. Having a server with the ability to support mission-critical business applications was of significant interest to them, as well as the marketplace. Our innovative ftServer open systems design utilizes industry-standard components, which reduces total cost of ownership without compromising fault-tolerant availability. Both Intel and Microsoft continue to be strong technology partners of ours.

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

Since launching ftServer in June 2001, we have produced a constant flow of product improvements and “industry firsts” in fault-tolerant computing, such as: $100 thousand Perfect Performance Uptime Guarantee (2002); fault-tolerance for VMware software (2004) and Red Hat Enterprise Linux (2005); NEBS compliant open systems telecom server (2004); sub-$10 thousand fault-tolerant server (2006); use of Intel dual-core (2006) and quad-core processor technology (2007); and continuous uptime reliability of 99.999% or better. As of February 26, 2012, the ftServer line has attracted more than 2,450 new Stratus customers, and more than 15,977 ftServer units have been sold since June 2001.

Currently, we are in the fifth-generation of ftServer technology and offer solutions for the entry-level 2600 model; mid-range 4500 model; and high end 6300/6310 model markets. Any application that can run under Windows, Linux or VMware on an industry-standard server can run on an ftServer without modification and with identical installation and administration procedures. The user will recognize no difference in functionality, except the benefit of continuous availability for their mission-critical applications. The top end 6310 model with Intel hex-core processors is particularly well suited to serve as a database (Windows SQL Server and Oracle) or a virtualization server due to its large memory capacity and processor technology advancements.

Avance High Availability Software

In August 2009, we released Stratus Avance software for general availability. Our first software-only product, the innovative Avance software creates a high-availability computing platform using general-purpose servers from other vendors, such as Dell, IBM and HP, as well as a range of “white box” servers made by Intel system builders. Avance was designed for the SMB and distributed enterprise markets, where available products for high levels of uptime are generally expensive, technically complex and/or resource-intensive to manage. Avance represents our first standalone software product for availability, our first product for high availability as opposed to continuous availability, and our first product optimized for the SMB and distributed enterprise markets. Avance allows businesses to profit from the bottom-line advantages inherent to virtualization, including fewer servers, lower energy costs and elimination of planned downtime, without the added expense of specialized hardware, storage area networks or highly trained technical teams to maintain uptime.

In production, Avance automatically synchronizes two general-purpose x86 servers in real-time to ensure data integrity. In case of a fault on one server, applications keep running on the healthy server without any manual intervention, performance degradation or business interruption. Virtualization technology is built into the solution and is transparent to the user. Virtualization enables a user to consolidate multiple business applications on a single Avance platform, rather than run each application on a separate server. Server and application consolidation can reduce a customer’s cost of operations, maintenance, staffing and utilities.

Key advantages of the Stratus Avance platform include:

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

In April 2011, we released version 2.1 of our Avance uptime assurance software solution. Engineering resources are directed at improving Avance’s features and functionality to increase market appeal based on feedback received from initial customers, while at the same time increasing the number of vendors’ server platforms supported. We continue to build out a robust, global indirect sales channel made up of distributors, value-added resellers and independent software vendors, to sell Avance software and associated maintenance contracts.

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

Revenue generated by our services business has historically been predictable and stable due to the high services attach rates for new unit sales, high retention rates beyond the initial contract period and the evergreen nature of our service contracts. In fiscal 2012, 100% of legacy server sales and over 78% of ftServer system sales included service contracts; we refer to this as service attach rates. In addition, service contract retention rates over the past three fiscal years are approximately 89%. As of February 26, 2012, our approximately 900 services customers around the world, which include our channel partner relationships, had approximately 8,400 servers under services contracts. For the twelve-month period ended February 26, 2012, no single customer accounted for more than 6% of our maintenance service revenue.

Our global services organization supports the legacy and ftServer system families along with our Avance software with 58 field-based engineers and technical account managers located in 14 major geographic centers worldwide, as of February 26, 2012. In addition, as of February 26, 2012 we had 74 higher level hardware and software product support engineers located worldwide.

The legacy systems services offering mirrors the importance these customers place in continuous operation of their mission-critical applications. We provide a designated technical account service manager and immediate:

•	proactive remote monitoring capabilities, including predictive analysis, remote system commands and the ability to pinpoint and duplicate system level problems;

•	automatic notification of any hardware problems;

•	24/7 same-day, on-site service for critical remedial service;

•	access to our on-line database for call history information to expedite the resolution of problems; and

•	transmission of technical information and documentation from the Stratus CAC.

Legacy system customers may also purchase an Assured Availability Service Agreement, whereby we assume full responsibility for supporting their equipment and applications.

We offer two levels of field support for our ftServer solutions for Windows, Linux and VMware, both providing proactive monitoring and extensive support. Assured Availability coverage and Assured Availability Plus coverage can meet a spectrum of availability needs cost effectively. Both levels utilize our ActiveService capabilities built into every ftServer system, connecting them to a global service network for detecting, troubleshooting and resolving problems quickly and usually without the need for an onsite call. Key features, depending on coverage, include:

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

We believe we are the only server manufacturer to publicly disclose availability levels for its servers. Our ActiveService Network reports immediately if one of our servers under service contract experiences an issue that results in unplanned downtime, as well as the duration and cause of that downtime. From this real-time information, uptime reliability for the global installed base of ftServer hardware is automatically calculated on a six-month rolling average. The data are posted daily on the Stratus® Uptime MeterSM, which is publically available for viewing on our website (www.stratus.com).

Solution Services

Our managed service contracts include service level agreements (SLAs) that specify detailed performance metrics, including guaranteed levels of availability that our customer expects us to achieve. Failure to comply with contractual SLAs can result in financial penalties levied on us. We are currently party to a major multi-year managed services contract in the U.S. Pursuant to our managed services contract, we assume responsibility for running IT operations on behalf of our customer, including network and infrastructure design, product provisioning, 24/7 operations oversight, on-going hardware, software and network management and maintenance, among other services. Customers contract with us because of our expertise in delivering and maintaining high levels of uptime reliability of critical business operations.

In addition, we provide services which include discrete projects of limited duration for a specific purpose, these are referred to as professional services.

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

Our in-house R&D activities take place in our facilities located in Maynard, Massachusetts. At February 26, 2012, we employed 126 people in R&D, representing approximately 24% of our total personnel. We employed 141 and 144 people in R&D in fiscal 2011 and fiscal 2010, respectively. R&D costs were $27.5 million, $27.5 million and $30.3 million for fiscal years 2012, 2011 and 2010, respectively.

Sales and Marketing

We use a combination of direct and indirect sales channels to sell products and services around the world. Currently, we sell or have representation in 77 countries, with more than half of our sales in the last five fiscal years occurring outside the U.S. Use of direct versus indirect channels varies by product, application, industry, customer size and geography. Outside the U.S., a large percentage of our sales channels are indirect, while domestically, sales are more evenly split between direct and indirect channels.

Avance software is sold through indirect channels almost exclusively, using a combination of distributors, system builders, value-added resellers and independent software vendors. Our Avance channel development is currently focused on the U.S., Germany, China and Japan. We expect to open further channels in additional geographies over time.

As uptime and application availability have grown in importance to businesses, we have focused on delivering availability as a total product solution to specific applications in selected markets where the need for availability is most pronounced. For example, aligning with partners that serve retail banking, public safety, manufacturing, healthcare, transportation and logistics markets has accounted for much of our success selling ftServer systems and services since 2001, as well as our proprietary platforms over the past three decades. The applications these partners develop and/or sell in these markets include, among other things, transaction processing, emergency dispatch, electronic health care records, warehouse and distribution management and process control. Even applications such as email have become so entrenched in organizations as to become critical to the successful functioning of their businesses. Virtualization technology’s widespread and continuing growth, as well as a burgeoning interest in and use of cloud computing also serve to accentuate a need for availability in the delivery of IT services.

We believe that our relationships with resellers, distributors and other indirect channels are essential to our revenue growth and profitability.

We are increasing investment in market-facing programs, including channel partner support, field marketing and product marketing programs. We regularly solicit input from customers and partners, and apply that input to achieve more effective, customer-centric product development, product management, marketing and communications results.

Manufacturing

Our products are manufactured at three facilities. Our current line of ftServer systems are manufactured at Flextronics in Ibaraki, Japan pursuant to our joint Purchase and Distribution Agreement with NEC. We also have internal manufacturing operations at our facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line and Dublin, Ireland related to our used and refurbished product for both the ftServer systems line and legacy systems line.

On November 25, 2005, the Bermuda Issuer and Stratus Technologies Ireland Limited, entered into a Collaboration and Licensing Agreement and a Purchase and Distribution Agreement, respectively, with NEC. These agreements place most of the responsibility for the hardware aspects of fault-tolerant server design and manufacturability of a common hardware platform with NEC. As of February 26, 2012 and February 27, 2011, we had an outstanding accounts receivable balance of $0.2 million and $0.3 million and an outstanding accounts payable balance of $2.1 million and $1.5 million, respectively, with NEC. In addition, during the fiscal years ended February 26, 2012, February 27, 2011 and February 28, 2010, we recognized revenue from transactions with NEC of $2.1 million, $1.9 million and $1.5 million, respectively. Contemporaneously with the execution of the Collaboration and Licensing Agreement and the Purchase and Distribution Agreement, Holdings entered into a Share Purchase and Shareholders Agreement with NEC.

Competition

We believe that we continue to lead the industry with products and services that deliver the highest levels of uptime reliability, operational simplicity and investment value for the broadest range of end-user requirements and IT operating environments. To our knowledge, NEC is the only other supplier of Intel processor-based fault-tolerant servers for Windows and Linux. Other Intel processor-based competitors include IBM, Hewlett-Packard, Dell and Oracle.

NEC follows a different distribution model than we do and its share of the U.S. fault-tolerant server market is significantly less than our share of the relevant market. The methods by which NEC services its products are unlike Stratus as well. Our traditional Intel processor-based competitors are, to our belief, generally limited to offering open-system high availability solutions that rely on failure recovery technologies — most notably server clusters connected by software — to achieve uptime. Conversely, our ftServer systems employ failure-prevention technology that eliminates application failover, data loss and unplanned downtime. Applications remain up and running in the event of server problems. Increased end user awareness of the importance of availability for essential IT-supported business operations has attracted more competitors with both hardware and software products purporting to provide high levels of availability. Like clustered servers, these products are based primarily on recovery technologies. A class of software fault-tolerant products is now available. We believe that there are technology limitations and performance issues inherent in software approaches to fault-tolerance that restrict their use and limit their effectiveness to protect applications against server-induced failures.

Among the many benefits offered by virtualization software, most notably from market-leader VMware, is high availability. Yet we believe the improved availability provided by virtualization software is not sufficient to support essential business applications on commodity-grade servers without high downtime. A fundamental purpose of virtualization is the ability to run many applications on virtual machines created on a single physical server, thereby reducing the number of servers needed and the costs associated with running and maintaining them. Yet the risk remains that, as a consequence of that physical server failing under such a system, many applications will go offline, causing greater disruption and lost productivity. We believe availability provided by this virtualization software running on the Stratus ftServer platform provides the optimal protection against downtime for those end users seeking to virtualize more high-value, business-critical applications in their data centers.

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

Sales and marketing of Avance and ftServer systems must also overcome end-user assumptions that the uptime reliability they have is sufficient to protect them, that what they have is “good-enough” availability. Countering that, Aberdeen Research reported results from a recent study that states the average company can expect to lose $1.5 million annually from business interruptions caused by IT downtime and time to recovery.

Patents, Trademarks, Copyrights and Intellectual Property Licenses

We have registered and/or applied to register certain trademarks and service marks to distinguish our products, technologies and services from those of our competitors in the U.S. and in foreign countries and jurisdictions. We also protect our products and technology through copyrights, trade secrets and patents. In addition, we have a perpetual license from Ascend Communications Inc. (which has been acquired by Alcatel-Lucent) to use certain patents relating to the technology of the U.S. Issuer’s predecessor, Stratus Computer. While we believe that patent protection is important, we believe that factors such as innovative skills and technological expertise are also important. Disputes over the ownership, registration and enforcement of intellectual property rights arise in the ordinary course of our business. However, we are not currently involved in any such disputes that we believe could have a material adverse effect on our results of operations, cash flows or financial position.

Employees

We refer you to “Item 6. Directors, Senior Management and Employees — D. Employees” in this annual report.

We do not have any labor, union or collective bargaining contracts covering any of our employees in any location, except where required by local law. We believe our labor-management relations are positive.

Litigation

On January 9, 2012, we learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against us in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that we breached our contractual obligations by our late delivery and our failure to deliver to computer systems valued at approximately $0.9 million, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

On February 2, 2012 we removed the action to the Federal Court Central District of California. On February 15, 2012 we filed a motion to dismiss all claims in the complaint except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract cited in the complaint (value of the products at issue). We also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint, withdrawing two of its claims, and asserted the remaining claims from its initial complaint. Plaintiff alleged damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law.

On April 2, 2012, we filed a motion to dismiss all claims against the Company except for the breach of contract claims. In response to Plaintiff’s opposition filed April 9, 2012, we filed on April 16, 2012 a reply brief in support of our motion to dismiss the First Amended Complaint.

On April 24, 2012 the Federal Court ruled, without oral argument, on our motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision of the contract to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion. The Federal Court allowed Plaintiff 20 days to file an amended complaint.

On May 11, 2012, Plaintiff served on us its Second Amended Complaint, reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages the same as sought by Plaintiff in its First Amended Complaint.

We are currently preparing our response to Plaintiff’s the Second Amended Complaint and intend to file that motion on or before May 31, 2012.

We intend to vigorously defend this case and believe we have valid legal defenses and counter claims against Plaintiff. Given that discovery has not yet commenced, we are unable to estimate any potential contingent losses, if any, nor is adequate information available to estimate such range of loss.

We are also involved in various legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.

C. Organizational Structure

Holdings is the parent company of a group of consolidated companies. The diagram below contains a general depiction of the organizational structure of Holdings and its subsidiaries as of February 26, 2012. It does not present a complete representation of our organizational structure.

Notes to Organizational Diagram

a)

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

b)

Stratus Technologies Bermuda Ltd. owns all Stratus product and customer service intellectual property, and, as of February 28, 2011, licenses this intellectual property directly to Stratus Technologies Ireland Limited and unrelated third parties. As described more fully in note (c) below, prior to February 28, 2011 (the first day of fiscal 2012), Stratus Technologies Bermuda Ltd. licensed the intellectual property that is currently licensed directly to Stratus Technologies Ireland Limited to a different wholly owned subsidiary, SRA Technologies Cyprus Limited, which would in turn license such intellectual property to Stratus Technologies Ireland Limited. Stratus Technologies Bermuda Ltd. is 100% owned by Stratus Technologies Bermuda Holdings Ltd.

c)

SRA Technologies Cyprus Limited currently has no operations, and it is anticipated that, this entity will eventually be unwound and dissolved. Prior to February 28, 2011, SRA Technologies Cyprus Limited licensed product and customer service intellectual property from Stratus Technologies Bermuda Ltd. and then sub-licensed the intellectual property to Stratus Technologies Ireland Limited. In connection with these internal corporate organizational structure initiatives, effective February 28, 2011 (the first day of fiscal 2012), these intellectual property licensing arrangements were terminated.

As a result of the termination of these arrangements, Stratus Technologies Ireland Limited now licenses this intellectual property directly from Stratus Technologies Bermuda Ltd. SRA Technologies Cyprus Limited is 100% owned by Stratus Technologies Bermuda Ltd.

d)

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

e)

Stratus Technologies Ireland Limited sells Stratus customer service contracts directly to third parties and sells Stratus products to affiliates and third party distributors. Stratus Technologies Ireland Limited previously paid royalties to SRA Technologies Cyprus Limited for the use of Stratus customer service and product intellectual property. As a result of the termination of the intellectual property licensing arrangements with SRA Technologies Cyprus Limited, effective February 28, 2011, described more fully in note (c) above, Stratus Technologies Ireland Limited pays royalties directly to Stratus Technologies Bermuda Ltd. for use of this intellectual property. Stratus Technologies Ireland Limited is 100% owned by Stratus Technologies Bermuda Ltd.

f)	AVANCE Technologies Ltd. is a non-operating entity with no assets or liabilities. AVANCE Technologies Ltd. is 100% owned by Stratus Technologies Bermuda Ltd.
g)

Cemprus Technologies, Inc. owns the membership interests in Cemprus, LLC, which holds strategic licenses for our telecommunications business. Cemprus Technologies, Inc. is 100% owned by Stratus Technologies, Inc. and is the sole member of Cemprus, LLC.

At February 26, 2012, the total amount of assets of Holdings (on a stand-alone basis) was $1.8 million (exclusive of stock of subsidiaries and intercompany receivables). For the fiscal year ended February 26, 2012, Holdings (on a stand-alone basis) generated no revenue.

Certain subsidiaries, which are not guarantors pursuant to our debt arrangements, are not depicted in the chart above. These non-guarantor subsidiaries are organized in Australia, Canada, France, Germany, Hong Kong, India, Italy, Japan, Korea, the Netherlands, New Zealand, Singapore, South Africa, Spain and the United Kingdom. Their primary operations involve the distribution of Stratus products sold by Stratus Technologies Ireland Limited and Stratus Technologies, Inc., both in direct sales to end users and to third-party resellers. These non-guarantor subsidiaries also provide related customer service support to end users and resellers, such as installation services and remedial and preventative maintenance. Each non-guarantor subsidiary focuses its operations in its respective country of organization and, in some cases, in neighboring countries not otherwise served by a Stratus entity or third party reseller. At February 26, 2012, the non-guarantor subsidiaries (on a standalone basis) held an aggregate of $40.5 million in assets, the main categories of which were cash 17% and accounts receivable 53%. For the fiscal years ended February 26, 2012 and February 27, 2011, the non-guarantor subsidiaries (on a stand-alone basis) generated total revenue of $75.2 million and $74.8 million, respectively, and gross profit of $18.8 million and $17.9 million, respectively. At February 26, 2012, the non-guarantor subsidiaries had no short-term indebtedness outstanding.

For certain financial information relating to Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. and the guarantors of the Notes, see Note 18 to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements.”

D. Property and Equipment

Property

At February 26, 2012 we did not own any real property and leased offices in 18 countries. The following is a list of our principal properties and their use:

Company	Location	Use	Square Feet	Lease Expiration
Stratus Technologies, Inc.	Maynard, MA	Corporate and R&D	287,037	05/31/16
Stratus Technologies, Inc.	Phoenix, AZ	Service	20,660	12/31/16

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and SMB. Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 99 of the top 200 Fortune Global 500 companies and we have approximately 8,400 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high-availability software solution through our Avance product.

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•

Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, including the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems and we expect such declines to continue in the future. We expect our future product revenue growth largely to be derived from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.

•

Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the year-to-date period ended February 26, 2012, 100% of legacy server sales and 78% of ftServer system sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable service revenue stream.

Product and Service Revenue

	Fiscal Years Ended
	February 26, 2012	February 27, 2011	February 28, 2010
	(Dollars in thousands)
Legacy products	$17,574	$21,821	$24,813
ftServer products	52,838	48,137	41,738
Avance product	2,154	1,146	163

Total product revenue	72,566	71,104	66,714
Customer service revenue	110,506	111,728	116,816
Solution services revenue	23,264	23,363	20,883

Total service revenue	133,770	135,091	137,699

Total revenue	$206,336	$206,195	$204,413

We currently have research and development centers in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and legacy systems line. We maintain sales and service offices in 18 countries worldwide.

Revenue by Region

	Fiscal Years Ended
	February 26, 2012	% of Rev	February 27, 2011	% of Rev	February 28, 2010	% of Rev
	(Dollars in thousands)
U.S.	$81,478	39.5%	$83,790	40.6%	$86,840	42.5%
EMEA	46,087	22.3	45,808	22.2	45,389	22.2
Japan	53,641	26.0	48,857	23.7	46,887	22.9
Asia-Pacific	23,915	11.6	23,993	11.6	22,958	11.2
Other	1,215	0.6	3,747	1.9	2,339	1.2

Total Revenue	$206,336	100.0%	$206,195	100.0%	$204,413	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)

April 2010 Refinancing

On March 22, 2010, we entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement which would be effective upon an overall refinancing of the Company’s outstanding debt. On April 8, 2010, we completed an overall refinancing of our outstanding debt and as such the Lien 2 amendment became effective. We completed a debt and equity offering and the proceeds were utilized to repay the outstanding principal of our outstanding First Lien Credit Facility, which included $193.0 million of term debt and $22.0 million under the previous Revolving Credit Facility, and a partial payment of outstanding debt under the Second Lien Credit Facility (any debt outstanding thereunder, the “Second Lien Notes”).

Second Lien Credit Agreement

The Lien 2 amendment eliminated a maximum net leverage ratio and a minimum net interest coverage requirement. A principal payment of $25.0 million was required and paid on April 8, 2010 and the remaining principal and interest paid-in-kind is due June 30, 2015. The interest rate was amended to Libor plus 500 and the interest paid-in-kind was increased to 900 basis points. In addition, the Lien 2 holders were also issued 11,080,455.38 Series B ordinary shares and 2,523,554.62 Series B preference shares of Stratus Technologies Bermuda Holdings Ltd., resulting in an aggregate 25% ownership in us on a post-issuance basis and entitling the Lien 2 holders to all rights and privileges held by the existing equity holders. Pursuant to the terms of the Subscription and Shareholders Agreement pursuant to which such equity was issued, Lien 2 holders will also be issued additional Series B ordinary shares and Series B preference shares equal to 7.5% of the total issued share capital, in each case as in issue immediately after the closing of the refinancing, on April 30, 2013 if we do not pay all outstanding principal and interest by that date. If we do not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary shares and Series B preference shares equal to 52.5% of the total issued ordinary and preferred stock, in each case as in issue immediately after the closing of the refinancing. For additional information about the terms of the Subscription and Shareholders Agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement.”

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

The present value of the cash flows under the Second Lien Credit Facility after the Lien 2 amendment had been executed is at least ten percent different from the present value of the remaining cash flows under the terms of the Second Lien Credit Facility before the execution of the Lien 2 amendment. As a result, the original Second Lien Credit Facility has been treated as extinguished and we recorded as a loss on debt extinguishment of $3.8 million in the consolidated statement of operations for the year-to-date period ended February 27, 2011, which represents the Lien 2 unamortized debt discount of $1.0 million and the unamortized financing fees of $2.8 million related to the Revolving Credit Facility and Second Lien Credit Facility, respectively.

Senior Secured Notes and Equity

On April 8, 2010 we issued Units consisting of debt of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. and equity of Stratus Technologies Bermuda Holdings Ltd., in connection with which we received total proceeds of $207.3 million. The debt consists, in the aggregate, of $215.0 million aggregate principal amount of 12.0% Senior Secured Notes (the “Senior Secured Notes”) of the issuers, with a maturity date of March 29, 2015. The Senior Secured Notes are fully and unconditionally guaranteed by certain subsidiary guarantors (namely, Stratus Technologies Ireland Ltd., SRA Technologies Cyprus Ltd., Cemprus Technologies, Inc. and Cemprus LLC) and by Stratus Technologies Bermuda Holdings Ltd. In addition, each issuer guarantees the Senior Secured Notes issued by the other issuer. The Senior Secured Notes and related guarantees rank senior to the debt under the Second Lien Credit Facility and future subordinated debt but is subordinated to indebtedness under the New Revolving Credit Agreement. Stratus Technologies, Inc. issued 52% and Stratus Technologies Bermuda Ltd. issued 48% of the $215.0 million aggregate principal amount of such Senior Secured Notes. All principal will be paid at maturity and interest is paid semi-annually, in arrears, on April 15 and October 15 of each year beginning on October 15, 2010. On October 15, 2010, the Company made an interest payment of $13.4 million. On April 15, 2011 and October 17, 2011, we made interest payments of $12.9 million and $12.6 million, respectively. In addition to the Senior Secured Notes, Stratus Technologies Bermuda Holdings Ltd. issued 4,431,150.00 Series B ordinary shares and 1,008,350.00 Series B preference shares, equal to a 10%

aggregate ownership in us on a post-issuance basis, with all rights and privileges equal to those of the existing equity holders. The equity was separated out from the Units by the initial purchaser thereof, immediately upon the issuance thereof, and the Units are now comprised exclusively of the debt of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. Pursuant to the terms of the Subscription and Shareholders Agreement pursuant to which such equity was issued, if additional shares are issued to the Lien 2 holders on April 30, 2013 and April 30, 2014 as noted above, the holders of the Senior Secured Notes will be issued additional Series B ordinary shares and Series B preference shares to maintain the required 10% aggregate equity ownership. For additional information about the terms of the Subscription and Shareholders Agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement.”

The covenants contained in the Senior Secured Notes restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interest or indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures. We were compliance with all covenants contained in the Senior Secured Notes for the year-to-date period ended February 26, 2012.

Pursuant to the terms of the indenture governing the Senior Secured Notes, prior to April 15, 2013, we may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a premium with the net cash proceeds of certain equity offerings and prior to April 15, 2013 we may also redeem at a premium up to 10% of the originally issued principal amount of Senior Secured Notes per year. In addition, we may redeem some or all of the Senior Secured Notes at any time prior to April 15, 2013, by paying a “make whole” premium. On or after April 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time. The Bermuda co-borrower may redeem the Bermuda Senior Secured Notes in whole, but not in part, at 100% of their principal amount in the event of certain changes affecting withholding taxes. Upon a change of control, the holders of the Senior Secured Notes will have the right to require us to purchase the Senior Secured Notes at a premium. Upon certain asset sales, we may be required to offer to use the net proceeds of the asset sale to purchase a portion of the Senior Secured Notes at the principal amount. We must make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011, at 120% provided, however that if actual ECF for any annual period is less than $5.0 million, the amount of ECF for such annual period shall be deemed to be $5.0 million. For fiscal 2012 and fiscal 2011, the calculated amount of the ECF is $3.7 million and $2.7 million, respectively, requiring an ECF offer of $5.0 million for both periods.

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, pursuant to the terms of the ECF, we redeemed 4,997 units at 120% resulting in an ECF payment of $6.0 million, which included a redemption of $5.0 million Senior Secured Notes and related premium of $1.0 million. A $0.1 million payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1.2 million. The loss on extinguishment of debt consisted of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative. We were in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF, which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million.

Before the proceeds from the April 2010 Refinancing could be allocated to the different elements of the arrangement, we analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

As of February 26, 2012, the fair value of the Equity Offering embedded derivative is $0.2 million and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25.0 million and $0.9 million respectively, and are recorded as long term liabilities in the consolidated balance sheet. As of February 27, 2011, the fair value of the Equity Offering embedded derivative is $1.5 million and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $17.2 million and $1.7 million respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued each reporting period and any change in fair value will be recorded in the consolidated statement of operations.

For the twelve month periods ended February 26, 2012 and February 27, 2011, we recorded a loss of $8.9 million and $0.3 million, respectively, related to the net change in the fair value of the embedded derivatives.

Second Lien Notes and Senior Secured Notes

The net fair value of the three embedded derivatives was subtracted from the total proceeds received since the derivatives are recorded at fair value in accordance with accounting standards for derivative instruments and hedging activities. The residual amount was then allocated among the other instruments and rights based on their relative fair values. This allocation was performed separately for the Senior Secured Notes (Senior Secured Notes, Series B preference shares and Series B ordinary shares) and Second Lien Credit Facility (Second Lien Notes, Series B preference shares, Series B ordinary shares and rights to additional Series B preference shares and Series B ordinary shares) and resulted in the following allocated amounts:

Allocated Amount
Senior Secured Notes	184,458
Second Lien Credit Agreement Notes	58,629
Series B preferred stock	11,451
Series B ordinary stock	5,603
Right to shares of Series B preferred stock	5,518
Right to shares of Series B ordinary stock	1,533

After the allocation of proceeds was performed for both the Senior Secured Notes and Second Lien Notes, the allocated values of the Senior Secured Notes and Second Lien Notes are less than their principal amounts. As a result, we calculated debt discounts of $30.5 million and $18.5 million for the Senior Secured Notes and the Second Lien Notes, respectively. The debt discounts are being accreted over the term of the respective debt through interest expense using the effective interest method.

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

Revolving Credit Facility

Also on April 8, 2010, Stratus Technologies, Inc. a wholly owned subsidiary of the Company entered into a $25.0 million Revolving Credit Agreement (the “Revolving Credit Facility”) with Jefferies Finance LLC. The

Revolving Credit Facility matures September 29, 2014 and is unconditionally guaranteed by the Company and certain of its subsidiaries and is priority to the Senior Secured Notes. The interest rate is variable based on a Libor floor of no lower than 1.50% plus 475. The covenants include, among other requirements, a minimum net interest coverage calculation, certain financial tests when an ECF offer or asset sale offer is consummated under the Senior Secured Notes along with restrictions on the ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens and pledge assets or engage in sale-leaseback transactions and will be subject to maximum capital expenditures, as discussed in Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements”. We were in compliance with all covenants during the fiscal year ended February 26, 2012. There were no borrowings under this facility during the fiscal year ended February 26, 2012.

Financing costs related to the Revolving Credit Facility were $1.5 million and have been capitalized on the balance sheet and will be amortized to interest expense using the straight line method over the term of the facility.

Capitalized Registration Fees

In connection with the filing of our initial registration statement on January 25, 2011, we capitalized $0.9 million of related fees which are being expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.

Restructuring Programs

In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2012, 2011 and 2010. These programs were designed to streamline our business model and centralize certain functions. As a result, we recorded significant restructuring and other related charges in fiscal 2012, 2011 and 2010.

Our fiscal 2012 restructuring programs (“2012 Restructuring Programs”) were implemented in order to further align spending with current business initiatives, which affected 30 employees, and as a result of a change of approach in the utilization of marketing and customer service resources, which affected 3 employees. The Company recorded charges of $2.2 million and $0.2 million respectively, related to severance, fringe benefits and relocation costs in connection with this plan.

Our fiscal 2011 restructuring program (“2011 Restructuring Program”) primarily focused on transitioning the logistics business of the Company to our Dublin, Ireland location and resulted in a reduction in headcount of 29 employees. We recorded a charge of $1.7 million related to severance and fringe benefits.

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

Sale of Subsidiary

On January 2, 2009, we sold our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) for $1.9 million in cash and $5.0 million in an 8% two-year note receivable. Assets sold included specific telecommunication inventory and fixed assets, prepaid expenses, intangible assets and certain product and service contracts. Liabilities assumed by the acquirer consisted of accrued vacation for 43 employees and contractors that were transferred, along with accounts payable and deferred revenue. The Emergent Business generated a gain on disposal of $0.8 million in fiscal 2010.

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

In March 2009 the Board of Directors approved a 2-phase employee stock option regrant and exchange program (the “2009 Stock Option Program,” or the “Program”). A total of 3,292,457 stock options were granted under Phase 1 of the Program on May 1, 2009. A total of 13,687,663 stock options were cancelled and regranted under Phase 2 of the Program on July 1, 2009. The new stock options issued under both Phases of the Program have an exercise price of $0.60 per share, which is greater than the fair market value of our ordinary stock on the dates of grant.

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

During fiscal 2012, 2011 and 2010, all of the stock options granted were non-qualified stock options with exercise prices greater than the fair market value on the date of grant. The weighted-average fair value of all stock options granted during fiscal 2012, 2011 and 2010 was $0.04, $0.07 and $0.22 per share, respectively.

Stock-based compensation expense in the amount of $0.3 million, $0.5 million and $4.0 million was recorded for the fiscal 2012, 2011 and 2010, respectively. There was no stock-based compensation expense associated with the 2012, the 2011, or the 2010 Restructuring Programs.

Critical Accounting Policies

Certain accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of our audited consolidated financial statements: fair value of the April 2010 Refinancing, revenue recognition, inventory valuation, goodwill, intangible assets and long-lived assets. For additional information on our accounting policies affecting our financial condition and results of operations, see Note 2 of our audited consolidated financial statements under “Item 18. Financial Statements.”

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

Revenue Recognition

We derive revenue from the sale of products, post contract support, and solution services. Our transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. Our hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. Additionally, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to provide for how the deliverables in an arrangement should be separated and how the consideration should be allocated using the relative selling price method. This guidance requires an entity to allocate revenue in an arrangement using best estimated selling prices (“BESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”) and effectively eliminates use of the residual method in such cases.

We adopted this accounting guidance at the beginning of fiscal year 2012 on a prospective basis for applicable transactions originating or materially modified after February 27, 2011. For the year ended February 26, 2012, this new revenue recognition guidance resulted in $0.1 million of total revenue and profit from operations being recorded to the consolidated financial statements that would have been deferred under the previous year’s revenue recognition standards.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).

For new contracts entered into or modified on or after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. We then recognize revenue for each deliverable based on its relative value.

VSOE is based upon the amount charged when an element is sold separately. We do not have VSOE for our hardware and software product offerings because substantially all transactions involving our products, are sold together with other elements, such as post contract support and/or other services. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, we are not typically able to determine TPE because our products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. We have established VSOE on our service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Solution services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.

When we are unable to establish VSOE or TPE for our products, we use BESP in our allocation of the arrangement consideration. The objective of BESP is to determine the price we would typically sell the product for on a stand-alone basis. Our discounts vary, and overall average discounts differ from quarter to quarter. However, we do sell based on market demands and maintain consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. We have determined BESP for our products based upon geography, operating system, and performance functionality. We review this margin based BESP on a periodic basis based upon the consistency of product pricing.

For software-only products and all product transactions entered into on or prior to February 27, 2011, we recognize revenue under the software revenue recognition guidance and allocate revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for solution services. The residual amount of the order is then allocated to and recognized for delivered elements.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Solution services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of our products.

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

Revenue for arrangements with resellers is generally recognized when we deliver product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If we continue to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when we provide a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.

We record deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

Inventory Valuation

Inventory is valued at the lower of cost (first-in, first-out) or market. We consider recent historic usage and future demand by analyzing the release of future products in estimating the realizable value of inventory. We record a provision upon determination that inventory is excess or obsolete.

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

Results of Operations

The following tables summarize our results of operations for fiscal 2012, 2011 and 2010. Percentages in the below table are based on total revenue.

	February 26, 2012	February 27, 2011	February 28, 2010
	(Dollars in thousands)
Revenue
Product	$72,566	$71,104	$66,714
Service	133,770	135,091	137,699

Total revenue	206,336	206,195	204,413
Product	33,648	32,892	30,011
Service	56,511	58,359	61,566
Total cost of revenue	90,159	91,251	91,577

Gross Profit	116,177	114,944	112,836

Research and development	27,468	27,469	30,280
Sales and marketing	31,381	29,643	28,867
General and administrative	20,994	19,847	19,193
Amortization of intangibles	-	52	1,975
Restructuring	2,368	1,694	1,484
(Gain) on sale of subsidiary	-	(3,655)	(818)
Management fees	1,200	1,117	700

Total operating expenses	83,411	76,167	81,681

Profit from operations	32,766	38,777	31,155
Interest income	205	80	461
Interest expense	(48,334)	(43,728)	(25,307)
Loss on extinguishment of debt	(1,222)	(3,751)	-
Loss on change in fair value for embedded derivatives	(8,873)	(297)	-
Other (expense) income, net	(35)	(1,454)	1,920

(Loss) income before income taxes	(25,493)	(10,373)	8,229
(Benefit) provision for income taxes	(6,703)	1,520	1,584

Net (loss) income	$(18,790)	$(11,893)	$6,645

	February 26, 2012	February 27, 2011	February 28, 2010
	(Dollars in thousands)
Revenue
Product	35.2%	34.5%	32.6%
Service	64.8	65.5	67.4

Total revenue	100.0	100.0	100.0
Product	16.3	16.0	14.7
Service	27.4	28.3	30.1

Total cost of revenue	43.7	44.3	44.8

Gross Profit	56.3	55.7	55.2

Research and development	13.3	13.3	14.8
Sales and marketing	15.2	14.4	14.1
General and administrative	10.2	9.6	9.4
Amortization of intangibles	-	-	1.0
Restructuring	1.1	0.8	0.7
(Gain) on sale of subsidiary	-	(1.8)	(0.4)
Management fees	0.6	0.5	0.3

Total operating expenses	40.4	36.8	39.9

Profit from operations	15.9	18.8	15.2
Interest income	0.1	-	0.2
Interest expense	(23.4)	(21.2)	(12.2)
Loss on extinguishment of debt	(0.6)	(1.8)	-
Loss on change in fair value for embedded derivatives	(4.3)	(0.1)	-
Other (expense) income, net	-	(0.7)	0.9

(Loss) income before income taxes	(12.4)	(5.0)	4.1
(Benefit) provision for income taxes	(3.2)	0.7	0.8

Net (loss) income	(9.1)%	(5.8)%	3.3%

Non-GAAP Financial Measures

	Fiscal Period Ended
	February 26, 2012	February 27, 2011	February 28, 2010
	(Dollars in thousands)
Net (loss) income	$(18,790)	$(11,893)	$6,645
Add (deduct):
Interest expense, net	48,129	43,648	24,846
(Benefit) provision for income taxes	(6,703)	1,520	1,584
Depreciation and amortization	7,363	9,147	12,580

EBITDA (1)	$29,999	$42,422	$45,655

Add (deduct):
Restructuring (a)	2,368	1,694	1,484
Stock-based compensation expense (b)	336	468	3,974
Management fees (c)	1,200	1,117	700
(Gain) on sale of subsidiary (d)	-	(3,655)	(818)
Reserves (e)	716	959	1,715
Loss on extinguishment of debt (f)	1,222	3,751	-
Loss on change in fair value for embedded derivatives (g)	8,873	297	-
Other expense, net (h)	1,053	2,110	245

Adjusted EBITDA (1)	$45,767	$49,163	$52,955

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

(a)

In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2012, 2011 and 2010. These programs were designed to further streamline our business model and centralize certain functions to align with current business initiatives.

In fiscal 2012, we recorded restructuring charges of $2.4 million. This consisted of $2.2 million for severance, fringe benefits and $0.2 million related to employee relocation.

In fiscal 2011, we recorded restructuring charges consisting of $1.7 million for severance and fringe benefits.

In fiscal 2010, we recorded restructuring charges of $1.5 million. This consisted of $1.8 million for severance and fringe benefits and a non-cash restructuring charge credit of $0.3 million to release a previously recorded liability due to an expiration of a statute of limitations.

For additional information see Note 3 of our audited consolidated financial statements under “Item 18. Financial Statements.”

(b)	In fiscal 2012 we recorded non-cash stock-based compensation expense charges of $0.3 million relating to share-based payments to employees.

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

The long-term accrued liability related to this yearly fee totaled $3.1 million, $2.4 million and $1.7 million at each of February 26, 2012, February 27, 2011 and February 28, 2010, respectively.

(d)

As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in fiscal 2011 and fiscal 2010 of $3.7 million and $0.8 million, respectively. See Note 15 of our audited consolidated financial statements under “Item 18. Financial Statements.”

(e)	In fiscal 2012, 2011 and fiscal 2010, we incurred $0.7 million, $1.0 million and $1.7 million of non-cash inventory write downs, respectively.

(f)

In fiscal 2012 we recorded a $1.2 million loss on extinguishment of debt for the Senior Secured Notes. We made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. Pursuant to the terms of the ECF, we redeemed 4,997 units at 120% resulting in an ECF payment of $6.0 million which includes redemption of $5.0 million Senior Secured Notes and related premium of $1.0 million. The redemption of the 4,997 units of Senior Secured Notes resulted in a $1.2 million loss on extinguishment of debt which consisted of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative.

In fiscal 2011 we recorded a $3.8 million loss on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In fiscal 2012, we recorded a $8.9 million loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

In fiscal 2011, we recorded a $0.3 million loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

See Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements.”

(h)

In fiscal 2012, we recorded other expense, net of $1.1 million, primarily consisting of $0.5 million bank fees, $0.3 million of one-time public filing registration costs and $0.7 million of net non-recurring and non-cash charges offset by $0.4 million net foreign currency gains.

In fiscal 2011, we recorded other expense, net of $2.1 million, primarily consisting of $0.6 million bank fees, $0.9 million of net foreign currency losses and $0.6 million of net miscellaneous expenses and non-recurring charges.

In fiscal 2010, we recorded other expense, net, of $0.2 million, primarily consisting of $0.5 million bank fees and $0.6 million of net miscellaneous expenses and non-recurring charges, offset by $0.8 million of net foreign currency gains.

Year-to-date fiscal period ended February 26, 2012 Compared to the year-to-date fiscal period ended February 27, 2011

Revenue

Total revenue for the year-to-date fiscal period ended February 26, 2012 increased slightly by 0.1% to $206.3 million from $206.2 million for the year-to-date fiscal period ended February 27, 2011.

			Increase (Decrease)
	Fiscal Years Ended		FY12 vs. FY11
	February 26, 2012	February 27, 2011	$	%
	(Dollars in thousands)
Product revenue	$72,566	$71,104	$1,462	2.1%
Service revenue	133,770	135,091	(1,321)	(1.0)

Total revenue	$206,336	$206,195	$141	0.1%

Product Revenue. Product revenue for the year-to-date fiscal period ended February 26, 2012 increased by 2.1% to $72.6 million from $71.1 million in the year-to-date fiscal period ended February 27, 2011. This increase was attributable to the significant growth in ftServer revenue, predominately in the VMware product line. The majority of the VMware growth was concentrated in Japan and was attributable to an office automation solution deployed through a large distributor in FY12. There was also continued revenue growth in Avance license revenues, primarily in Germany and Asia Pacific. As expected, the legacy product sales declined, but the impact was more than offset by ftServer and Avance growth. Included in this increase is a favorable foreign exchange impact of $2.9 million compared to the prior year.

	Fiscal Years Ended
	February 26, 2012	February 27, 2011	Increase (Decrease) FY12 vs. FY11
			$	%
	(Dollars in thousands)
Continuum	$2,422	$3,102	$(680)	(21.9)%
V-Series	15,152	18,719	(3,567)	(19.1)

Total legacy	17,574	21,821	(4,247)	(19.5)

Windows	34,065	34,748	(683)	(2.0)
Linux	10,607	9,651	956	9.9
VMware	8,166	3,738	4,428	118.5

Total ftServer	52,838	48,137	4,701	9.8

Avance	2,154	1,146	1,008	88.0

Total product revenue	$72,566	$71,104	$1,462	2.1%

Service Revenue. Service revenue for the year-to-date fiscal period ended February 26, 2012 decreased by 1.0% to $133.8 million from $135.1 million in the year-to-date fiscal period ended February 27, 2011. Overall solution services remained flat in all major categories. Customer service maintenance revenues were down $1.2 million compared to the previous year as expected due to attrition of the legacy base. Included in the increase is a favorable foreign exchange impact of $4.1 million compared to prior year.

Gross Profit

Gross profit for the year-to-date fiscal period ended February 26, 2012 increased by 1.1% to $116.2 million from $114.9 million in the year-to-date fiscal period ended February 27, 2011. Gross profit margin for those time periods increased slightly to 56.3% from 55.7%.

Product gross profit for the year-to-date fiscal period ended February 26, 2012 increased by 1.8% to $38.9 million from $38.2 million in the year-to-date fiscal period ended February 27, 2011. Product gross profit margin for those time periods decreased slightly from 53.7% to 53.6%. The gross increase was primarily driven by product mix as a result of improved ftServer and Avance revenue, resulting in higher margins, partially offset by decreased legacy revenue, resulting in lower margins. Included in the increase is a favorable foreign exchange impact of $2.9 million compared to the prior year.

Service gross profit for the year-to-date fiscal period ended February 26, 2012 increased slightly by 0.7% to $77.3 million from $76.7 million in the year-to-date fiscal period ended February 27, 2011. Service gross profit margin for those time periods increased from 56.8% to 57.8%. This was primarily due to decreased depreciation expenses and lower payroll-related costs as a result of reduced headcount resulting from the transition of our logistics business to Dublin, Ireland in Q112. These were partially offset by decreased revenue, increased royalty costs, the reinstatement of employee’s salary levels effective in Q311 which were originally reduced in Q210, along with the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. Included in the increase is a net favorable foreign exchange impact of $2.2 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date fiscal period ended February 26, 2012 were in line with the year-to-date fiscal period ended February 27, 2011 at $27.5 million. Research and development expenses as a percentage of total revenue also remained in line in the year-to-date fiscal period ended February 26, 2012 at 13.3%. Increases in the year include the Q311 salary reinstatement, the Q112 merit increase, reinstatement of our 401(k) match effective January 1, 2011 and higher U.S. healthcare costs. These were offset by decreased depreciation costs and lower headcount.

Sales and Marketing

Sales and marketing expenses for the year-to-date fiscal period ended February 26, 2012 increased by 5.9% to $31.4 million from $29.6 million in the year-to-date fiscal period ended February 27, 2011. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date fiscal period ended February 26, 2012 to 15.2% from 14.4% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to increased headcount, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher U.S.healthcare costs and increased recruiting costs. These were partially offset by decreased commission costs. Included in the increase is an unfavorable foreign exchange impact of $0.8 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date fiscal period ended February 26, 2012 increased by 5.8% to $21.0 million from $19.8 million in the year-to-date fiscal period ended February 27, 2011. General and administrative expenses as a percentage of total revenue increased in the year-to-date fiscal period ended February 27, 2011 to 10.2% from 9.6% in the same time period in fiscal 2011. General and administration expenses were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher U.S.healthcare costs and increased legal and audit fees as a result of public filing registration requirements. These were partially offset by decrease in depreciation and retention charges. Included in the increase is an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Restructuring Charges

Restructuring charges for the year-to-date fiscal period ended February 26, 2012 increased by 39.8% to $2.4 million from $1.7 million in the year-to-date fiscal period ended February 27, 2011 as a result of a restructuring program in the fiscal fourth quarter of 2012 to further align spending with current business initiatives and a restructuring program in the fiscal third quarter of 2012 as a result of a change of approach in the utilization of marketing and customer service resources. See Note 3 of these audited consolidated financial statements.

Gain on Sale of Subsidiary

Gain on sale of business for the year-to-date fiscal period ended February 27, 2011 was $3.7 million. This was due to the timing of cash received related to the fiscal 2009 sale of our Proprietary Emergent Network Solutions Voice over Internet Protocol (“VOIP”) software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009. The payment of $3.8 million in the year-to-date fiscal period ended February 27, 2011 completed this sale.

Management Fees

Management fees of $1.2 million for the year-to-date fiscal period ended February 26, 2012 and $1.1 million in the year-to-date fiscal period ended February 27, 2011 were included as operating expenses. These are primarily comprised of fees of approximately $0.7 million for each year-to-date fiscal period for our private equity sponsors. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.5 million and $0.4 million for the year-to-date fiscal period ended February 26, 2012 and February 27, 2011, respectively.

Profit from Operations

As a result of the above factors profit from operations for the year-to-date fiscal period ended February 26, 2012 decreased by $6.0 million to $32.8 million from $38.8 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 18.8% to 15.9%. This was primarily a result of the $3.7 million gain on sale of the Emergent Business in fiscal 2011, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher U.S. healthcare costs and increased legal and audit fees as a result of public filing registration requirements. These were partially offset by reduced headcount as a result the Q411 restructuring, the transition of our logistics business to Dublin, Ireland in Q112 and lower depreciation expenses. Included in this decrease is a net favorable foreign exchange impact of $4.1 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the year-to-date fiscal period ended February 26, 2012 increased by $4.5 million to $48.1 million from $43.6 million during the same period in fiscal 2011. The increase is due to increased accretion of interest payable-in-kind under the Second Lien Credit Facility along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.8% for the year-to-date fiscal period ended February 26, 2012 and the year-to-date fiscal period ended February 27, 2011.

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for the year-to-date fiscal period ended February 26, 2012. The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and $15.0%, respectively, for the year-to-date fiscal period ended February 27, 2011.

Cash interest expense for the year-to-date fiscal period ended February 26, 2012 and February 27, 2011 was $30.0 million and $28.7 million respectively.

There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal period ended February 26, 2012. As a result of borrowings of $8.0 million in fiscal 2011, which were repaid in fiscal 2011, the weighted-average interest rate of the Revolving Credit Facility was 6.3%.

Loss on Extinguishment of Debt

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, pursuant to the terms of the ECF, we redeemed 4,997 units at 120% which resulted in a loss on extinguishment of debt of $1.2 million. The loss on extinguishment of debt consist of a $1.0 million premium, $0.6 million and $0.2 million write off related debt discount and deferred finance fees respectively and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the year-to-date fiscal period ended February 27, 2011 due to the write off of deferred financing fees and debt discount as result of the April 8, 2010 Refinancing.

Loss on Change in Fair Value for Embedded Derivatives

Loss on change in fair value for embedded derivatives for the year-to-date fiscal period ended February 26, 2012 increased by $8.6 million to $8.9 million from $0.3 million for the same period in fiscal 2011. The fair value of our embedded derivatives in the Senior Notes as defined in Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.” is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the year-to-date fiscal period ended February 26, 2012 decreased by $1.5 million from $1.5 million for the same period in fiscal 2011. The decrease in the is primarily due to a net foreign currency gain of $0.4 million and $0.1 million lower miscellaneous expenses compared to a net foreign currency loss of $0.9 million in the year-to-date fiscal period ended February 27, 2011.

Income Taxes

Income tax benefit for the year-to-date fiscal period ended February 26, 2012 was $6.7 million compared to an income tax expense of $1.5 million for the year-to-date fiscal period ended February 27, 2011. In the year-to-date fiscal period ended February 26, 2012 the effective tax rate was more than the U.S. statutory rate primarily as a result of realizing taxable income in foreign jurisdictions and not reflecting tax benefits for losses in other jurisdictions offset by an $8.8 million net deferred income tax benefit related to our Irish entity due to the net release of a deferred tax asset valuation allowance. See Note 7 of our audited consolidated financial statements under “Item 18. Financial Statements.” For the fiscal period ended February 27, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.

We are currently under examination by the U.S. Internal Revenue Service for our fiscal 2010 and fiscal 2011 Federal income tax returns. The audit is currently in its discovery stages. We believe there is no requirement for any income tax reserves based on the current status of the examination.

Year-to-date period ended February 27, 2011 Compared to Year-to-date period ended February 28, 2010

Revenue

Total revenue for the year-to-date period ended February 27, 2011 increased by 0.9% to $206.2 million from $204.4 million in fiscal 2010.

			Increase (Decrease)
	Fiscal Years Ended		FY11 vs. FY10
	February 27, 2011	February 28, 2010	$	%
	(Dollars in thousands)
Product revenue	$71,104	$66,714	$4,390	6.6%
Service revenue	135,091	137,699	(2,608)	(1.9)

Total revenue	$206,195	$204,413	$1,782	0.9%

Product Revenue. Product revenue for the year-to-date period ended February 27, 2011 increased by 6.6% to $71.1 million from $66.7 million in fiscal 2010. This was primarily due to significant growth in ftServer sales within the Asia Pacific and EMEA regions. This growth was attributable to significant sales of our Windows product by a major Chinese distributor, as well as greater than expected worldwide ftServer purchases through a

German customer accounting for the majority of the growth in Windows. There was also significant growth year over year for the Linux product primarily driven by a large customer in India, as well as the continued rollout of Linux servers to a large customer in the United States. Avance continues to show growth year over year due to growth with international resellers. Legacy sales were lower in comparison to prior year primarily due to the continued migration to non-proprietary operating systems.

	Fiscal Years Ended		Increase (Decrease)
	February 27, 2011	February 28, 2010	FY11 vs. FY10
			$	%
	(Dollars in thousands)
Continuum	$3,102	$4,014	$(912)	(22.7)%
V-Series	18,719	20,799	(2,080)	(10.0)

Total legacy	21,821	24,813	(2,992)	(12.1)

Windows	34,748	30,049	4,699	15.6
Linux	9,651	8,293	1,358	16.4
VMware	3,738	3,279	459	14.0
Emergent	-	117	(117)	(100.0)

Total ftServer	48,137	41,738	6,399	15.3

Avance	1,146	163	983	603.1

Total product revenue	$71,104	$66,714	$4,390	6.6%

Service Revenue. Service revenue for the year-to-date period ended February 27, 2011 decreased by 1.9% to $135.1 million from $137.7 million in fiscal 2010. This decrease was primarily due to expected attrition of the Legacy maintenance base by $7.0 million which was partially offset by growth in ftServer maintenance of $2.0 million year over year and increased solution services revenue of $2.5 million. The increase in ftServer product sales, as well as continued focus on attach rate initiatives, led to the growth of ftServer maintenance revenue. Solution services revenue growth was attributable primarily to increased managed services business and customized software development for a large customer in the United States.

Gross Profit

Gross profit for the year-to-date period ended February 27, 2011 increased by 1.9% to $114.9 million from $112.8 million in fiscal 2010. Gross profit margin for those time periods increased slightly to 55.7% from 55.2%, primarily as a result of increased solution services revenue and margins.

Product gross profit for the year-to-date period ended February 27, 2011 increased by 4.1% to $38.2 million from $36.7 million in fiscal 2010. Product gross profit margin for those time periods decreased from 55.0% to 53.7% primarily due to decreased V-Series and Windows margins. The increase in gross profit was primarily due to increased Windows, Linux and Avance margins of $3.5 million compared to the prior year. This was partially offset by decreased V-Series margins of $1.7 million. In addition, there was a favorable foreign exchange impact of $1.1 million compared to the prior year.

Service gross profit for the year-to-date period ended February 27, 2011 increased by 0.8% to $76.7 million from $76.1 million in fiscal 2010. Service gross profit margin for those time periods increased from 55.3% to 56.8%. This was primarily due to increased solution services revenue, decreased non-cash stock-based compensation booked in the prior year of $0.6 million, lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010, the fiscal 2010 salary reduction, decreased bad debt expense related to an EMEA customer in the prior year of $0.6 million, decreased outsourcing costs of $1.5 million and decreased depreciation of $1.4 million. These were partially offset by decreased customer service revenue and increased royalty costs of $0.9 million. In addition, there was a net unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date period ended February 27, 2011 decreased by 9.3% to $27.5 million from $30.3 million in fiscal 2010. Research and development expenses as a percentage of total revenue decreased in the year-to-date period ended February 27, 2011 to 13.3% from 14.8% during the same period in fiscal 2010. This was primarily due to the 2010 Restructuring Program resulting in lower payroll and facility costs, lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010 and reduced non-cash stock-based compensation of $1.0 million.

Sales and Marketing

Sales and marketing expenses for the year-to-date period ended February 27, 2011 increased by 2.7% to $29.6 million from $28.9 million in fiscal 2010. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date period ended February 27, 2011 to 14.4% from 14.1% during the same period in fiscal 2010. Sales and marketing expenses were higher primarily due to increased marketing headcount and increased commission costs of $0.9 million. These were partially offset by lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010, lower sales headcount and reduced non-cash stock-based compensation of $0.6 million. In addition, there was an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date period ended February 27, 2011 increased by 3.4% to $19.8 million from $19.2 million in fiscal 2010. General and administrative expenses as a percentage of total revenue increased slightly in the year-to-date period ended February 27, 2011 to 9.6% from 9.4% in the same time period in fiscal 2010. This increase was primarily due to charges for retention payments of $1.1 million, increased facility costs of $0.3 million, along with increased audit costs as a result of public filing requirements and increased consulting costs related to strategic development initiatives. These were partially offset by the fiscal 2010 non-cash stock-based compensation of $1.1 million, lower payroll costs as a result of an additional week of pay in the United States in fiscal 2010 and the 2010 Restructuring Program resulting in lower payroll costs. In addition, there was an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Amortization of Intangibles

Amortization of intangibles for the year-to-date period ended February 27, 2011 decreased by 97.4% to $0.1 million from $2.0 million during the same time period in fiscal 2010 due to the completion of amortization for several customer related intangible assets resulting in no future amortization expense.

Restructuring Charges

Restructuring charges for the year-to-date period ended February 27, 2011 increased by 14.2% to $1.7 million from $1.5 million during the same time period in fiscal 2010. The restructurings in fiscal 2011 and fiscal 2010 were designed to realign our cost structure and centralize certain functions. See Note 3 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Gain (Loss) on Sale of Subsidiary

Gain on sale of business for the year-to-date period ended February 27, 2011 increased by $2.8 million to $3.7 million from $0.8 million during the same time period in fiscal 2010. This was due to the fiscal 2009 sale of the Emergent Business in January 2009 business in fiscal 2010. The payment of $3.8 million in fiscal 2011 completed the sale of the Emergent Business. See Note 15 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Management Fees

Management fees of $1.1 million for the year-to-date period ended February 27, 2011 and $0.7 million in the year-to-date period ended February 28, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.7 million for each twelve month period for our private equity sponsors. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.4 million for the year-to-date period ended February 27, 2011.

Profit from Operations

As a result of the above factors profit from operations for the year-to-date period ended February 27, 2011 increased by $7.6 million to $38.8 million from $31.2 million during the same time period in fiscal 2010. Operating margin for those time periods increased from 15.2% to 18.8%, primarily as a result of the gain on sale of the Emergent Business, increased product and solution services margins, continued impact of the fiscal 2010 salary reduction and the 2010 Restructuring Program, reduced non-cash stock-based compensation and decreased depreciation and amortization. These were partially offset by decreased customer service margins, increased payroll expenses related to new marketing hires, increased commission costs and charges for retention payments. In addition, there was a net favorable foreign exchange impact of $0.4 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the year-to-date period ended February 27, 2011 increased by $18.9 million to $43.7 million from $24.8 million during the same period in fiscal 2010. The increase is due to increased costs of borrowing along with increased amortization of debt discounts and deferred financing fees due to the April 2010 Refinancing.

The weighted-average interest rate of the First Lien Credit Facility and Senior Secured Notes was 4.7% and 13.8%, respectively, for fiscal 2011. The weighted-average interest rate of the First Lien Credit Facility was 6.1% for the year-to-date period ended February 28, 2010. The First Lien Credit Facility was fully repaid as a result of the April 2010 Refinancing. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.”

The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and 15.0%, respectively, for fiscal 2011. The weighted-average interest rate of the Second Lien Credit Facility was 12.3% for the year-to-date period ended February 28, 2010. The Second Lien Credit Facility was refinanced in the fiscal 2011 as a result of the April 2010 Refinancing. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements.”

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

Loss on Extinguishment of Debt

There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the year-to-date period ended February 27, 2011 due to the write off of deferred financing fees and debt discount as a result of the April 8, 2010 Refinancing.

Loss on Change in Fair Value for Embedded Derivatives

Loss on change in fair value for embedded derivatives for the year-to-date fiscal period ended February 27, 2011 increased by $0.3 million to $0.3 million from $0.0 million for the same period in fiscal 2010. The fair value of our embedded derivatives in the Senior Notes as defined in Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements,” is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other (Expense) Income, Net

Other expense, net for the year-to-date period ended February 27, 2011 increased by $3.4 million to $1.5 million from other income, net of $1.9 million for the same period in fiscal 2010. The increase is primarily due to a net foreign exchange loss of $0.9 million in the year-to-date period ended February 27, 2011 compared to a $0.8 million net foreign exchange gain and the release of a prior period consumption tax liability of $1.1 million for the twelve month period ended February 28, 2010. In addition, net miscellaneous income decreased approximately 0.6 million year over year.

Income Taxes

Income tax expense for the year-to-date period ended February 27, 2011 and February 28, 2010 was $1.5 million and $1.6 million, respectively. In the year-to-date period ended February 27, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances. The effective tax rate was 19.3% in fiscal 2010 which was lower than the statutory rate, primarily as a result of realizing taxable income in certain jurisdictions with tax rates lower than the statutory rate and by the benefit of adjustments to reserves in light of changing facts and circumstances.

New Accounting Guidance

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. We will adopt this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption will not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. We will adopt this pronouncement as of February 27, 2012. We do not expect the adoption of this new accounting standard to have a material impact on our consolidated financial position, results of operations or cash flows.

Capital Expenditures

Total capital expenditures for the year-to-date period ended February 26, 2012 were $3.7 million, compared to $6.2 million in the year-to-date period ended February 27, 2011. These expenditures were primarily related to purchases of computer hardware equipment of $1.7 million primarily used in research and development, and of spare parts of $0.9 million to service our installed base. Total capital expenditures for the year-to-date period ended February 27, 2011 were $6.2 million, compared to $5.8 million in the year-to-date period ended February 28, 2010. These expenditures were primarily related to purchases of computer hardware equipment of $3.5 million primarily used in research and development, and of spare parts of $1.1 million to service our installed base. Additionally, in the year-to-date period ended February 28, 2010, we incurred capital expenditures of $0.7 million relating to the relocation of our Ireland and UK offices.

Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $10.0 million per year.

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

For the year-to-date period ended February 26, 2012, 61% of consolidated revenue and $43.3 million of operating profit was in currencies other than our functional currency, the U.S. dollar. The U.S. dollar depreciated approximately 4.2% against the Japanese yen, and appreciated approximately 3.2% against the euro and approximately 2.3% against the British pound sterling during this period.

For the year-to-date period ended February 27, 2011, 59% of consolidated revenue and $47.5 million of operating profit was in currencies other than our functional currency, the U.S. dollar. The U.S. dollar depreciated approximately 8.8% against the Japanese yen, approximately 0.5% against the euro and approximately 4.8% against the British pound sterling during this period.

For the year-to-date period ended February 28, 2010, 57% of consolidated revenue and $32.0 million of operating profit was in currencies other than our functional currency, the U.S. dollar. The U.S. dollar depreciated approximately 0.7% against the Japanese yen, approximately 6.4% against the euro and approximately 8.4% against the British pound sterling during this period.

To manage this foreign exchange risk exposure, we take advantage of any natural offsets to our foreign currency assets and liabilities and, from time to time, enter into foreign currency forward contracts. The maturities of such foreign exchange contracts generally do not exceed six months. We do not hold or issue financial instruments for trading purposes. As of February 26, 2012, no forward contracts related to these foreign currency exposures were outstanding.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt and credit facilities. Our exposure to floating interest debt obligations may be material in future periods in environments of higher interest rates. As of February 26, 2012, 70% of our outstanding term debt was fixed and 30% was floating. The Revolving Credit Facility also has a floating interest rate, but there were no outstanding borrowings at February 26, 2012. All of our debt is denominated in U.S. dollars.

As of February 26, 2012, a one percentage point increase in interest rates on our floating debt would increase our yearly interest expense by approximately $0.9 million. At February 26, 2012, we did not have any interest rate swap agreements in place to mitigate this risk.

B. Liquidity and Capital Resources

At February 26, 2012 our cash and cash equivalents were $27.5 million, compared to $28.1 million at February 27, 2011. This decrease was primarily due to the $5.0 million ECF payment and related premium of $1.0 million made in the year-to date fiscal period ended February 26, 2012, the timing of interest payments related to our Senior Secured Notes and the proceeds from the Emergent Sale received in fiscal 2011. These were partially offset by a decrease in the acquisition of property and equipment and a decrease in costs related to the April 2010 Refinancing. At February 27, 2011, our cash and cash equivalents decreased to $28.1 million, compared to $56.8 million at February 28, 2010, primarily due to fees related to the Company’s refinancing efforts and payments towards the current portion of long term debt. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash provided by operating activities in the year-to-date period ended February 26, 2012 and February 27, 2011 was $8.4 million and $19.7 million, respectively. Net cash generated from operating activities decreased in fiscal 2012 compared to fiscal 2011 primarily due to timing of interest payments as a result of two semi-annual payments on the Senior Secured Notes made in the year-to-date fiscal period ended February 26, 2012 compared to one payment made in the year-to-date fiscal period ended February 27, 2011, as well as the premium paid related to the ECF payment along with a decrease in profit from operations adjusted for non-cash expenses. These were partially offset by the timing of deferred revenue, primarily related to our customer service business. Net cash provided by operating activities in the year-to-date period ended February 27, 2011 and February 28, 2010 was $19.7 million and $30.0 million, respectively. Net cash generated from operating activities decreased in fiscal 2011 compared to fiscal 2010 primarily due to changes in working capital along with a reduction in net income adjusted for non-cash expenses.

Net cash used in investing activities in the year-to-date period ended February 26, 2012 was $3.7 million compared to $2.8 million in the year-to-date period ended February 27, 2011. This increase was primarily due to net proceeds of $3.6 million related to the Emergent Business sale in fiscal 2011. Net cash used in investing activities in the year-to-date period ended February 27, 2011 was $2.8 million compared to $5.0 million in the year-to-date period ended February 28, 2010. This decrease was primarily due to net proceeds of $3.6 million related to the Emergent Business sale in fiscal 2011. Capital expenditures in the year-to-date period ended February 26, 2012, the year-to-date period ended February 27, 2011 and the same period in fiscal 2010, were $3.7 million, $6.2 million and $5.8 million, respectively. During the three twelve month fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in research and development and spare parts to service our installed base. Net cash used in fiscal 2010 was offset by $1.0 million in proceeds from the sale of the Emergent Business in January 2009.

Net cash used in financing activities decreased to $5.3 million in the year-to-date period ended February 26, 2012 compared to $46.2 million in the year-to-date period ended February 27, 2011. Net cash used in the year-to-date period ended February 27, 2011 was due to a payment on long term debt of $5.0 million. Net cash used in financing activities increased to $46.2 million in the year-to-date period ended February 27, 2011 compared to $5.3 million in the year-to-date period ended February 28, 2010. Net cash used in the year-to-date period ended February 27, 2011 was due to a payment on long term debt of $218.0 million, net payments towards Previous Revolving Credit Facility borrowings of $22.0 million along with financing and equity issuance fees of $13.5 million offset by proceeds from issuance of long term debt and equity of $207.3 million. These transactions were related to the refinancing in fiscal 2011. See Note 8 in our audited consolidated financial statements under “Item 18. Financial Statements.”

At February 26, 2012 we had debt obligations totaling $299.5 million, partially offset by $27.5 million in cash and cash equivalents. At February 27, 2011, we had debt obligations totaling $296.8 million, partially offset by $28.1 million in cash and cash equivalents.

As of February 26, 2012, in addition to the cash on hand of $27.5 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at February 26, 2012 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an ECF offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an ECF offer. We were in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer in fiscal 2012.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this annual report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.53 to 1.00 for the twelve month period ending February 26, 2012.

In addition, our debt agreements contain certain covenants that also, among other things, restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount as discussed in Note 8 to our audited consolidated financial statements under “Item 18. Financial Statements.” We were in compliance with those covenants as of February 26, 2012.

Pursuant to the bye-law provisions that govern the preference shares of Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of (i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and (ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. As of February 26, 2012, the redemption value of the Series A and Series B Preference Shares totaled $109.2 million and $58.8 million, respectively. If Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

At February 26, 2012 we had approximately $16.0 million of Unremitted Earnings; see Note 7 to our audited consolidated financial statements under “Item 18. Financial Statements.” If there are changes in facts and circumstances in our business operations or changes in tax laws, as discussed in “Item 3. Key Information — D. Risk Factors,” we could be subject to a significant income tax liability which would have a significant adverse impact on our cash flows and our financial results of operations. As a result of our corporate structure discussed under “Item 4. Information on the Company,” we are able to remain liquid despite cash permanently reinvested.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations are detailed in “— Tabular Disclosure of Contractual Obligations.” There can be no assurance that our cash flow from operations, combined with additional borrowings under the Revolving Credit Facility, will be available in an amount sufficient to enable us to repay our indebtedness or fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness obligations on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. We currently anticipate that we will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

C. Research and Development, Patents and Licenses

We refer you to “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E. Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 26, 2012 and February 27, 2011, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of ASC 460 “Guarantees” as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of February 26, 2012 and February 27, 2011, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 26, 2012 and February 27, 2011, respectively.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at February 26, 2012.

		Fiscal Years Ending				Beyond 2016
	Total	2013	2014	2015	2016
	(Dollars in thousands)
Long-term debt (1) (2)	$333,638	$5,000	$5,000	$5,000	$318,638	$-
Interest obligations (3)	102,959	30,381	29,886	29,803	12,889	-
Operating lease obligations	21,692	5,897	5,352	4,657	4,387	1,399
Purchase obligations	3,931	3,931	-	-	-	-

Total	$462,220	$45,209	$40,238	$39,460	$335,914	$1,399

1)

As presented in this table, long-term debt represents the aggregate mandatory repayments of principal, but not interest, for each period under our Revolving Credit Facility, our Senior Secured Notes and our Second Lien Credit Facility, as of February 26, 2012. The repayment amount of the Second Lien Credit Facility above includes the accretion of interest paid-in-kind over the life of the loan. See Note 8 of our audited consolidated financial statements under “Item 18. Financial Statements” for the year ended February 26, 2012, for additional information.

2)

The foregoing assumes that, within 95 days after the end of each fiscal year, $5.0 million per year will be used by us to make ECF Offers. Pursuant to the terms of the indenture governing the Notes, we are required, within 95 days after the end of each fiscal year, to make an offer (an “ECF Offer”) to repurchase outstanding Notes at 120% of the principal amount thereof, plus accrued and unpaid interest, if any. The amount of each ECF Offer must equal the amount of ECF for the previous fiscal year (as calculated under the indenture governing the Notes), subject to a minimum amount of $5.0 million. The presentation of long-term debt obligations above, assumes a minimum ECF Offer of $5.0 million per year. Depending on the amount of ECF actually available to make ECF Offers in each such period, the actual amount of such payments could be significantly higher.

3)

Assumes a 12.0% rate on our fixed rate Senior Secured Notes, a LIBOR interest rate of 0.24% added to a base rate of 5.0% for our Second Lien Credit Facility variable rate obligation and a LIBOR floor of 1.50% plus 475 related to our variable rate Revolving Credit Facility.

At February 26, 2012 we have gross unrecognized income tax benefits of $0.1 million. Due to immateriality this is not presented within the tabular disclosure of contractual obligations.

Upon written request, each holder of Series A preference shares and Series B preference shares of Holdings may require Holdings to redeem all of its outstanding preference shares. The redemption value of Series A preference shares and Series B preference shares totaled $109.2 million and $58.8 million, respectively, at February 26, 2012. In connection with the April 2010 Refinancing, Holdings’ Bye-laws were revised to extend the redemption right to all holders of Holdings’ preference shares and provide that the holders of the preference shares may not exercise this right until the later of (i) 91 days after the earlier of the stated maturity date or the first date on which no Senior Secured Notes are outstanding and (ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. See Note 9 to our audited consolidated financial statements under “Item 18. Financial Statements”, for further information regarding commitments and contingencies and leasing contracts.

There can be no assurance that our cash flow from operations, combined with additional borrowings under the Revolving Credit Facility, will be available in an amount sufficient to enable us to repay our indebtedness or fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness obligations on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. We currently anticipate that we will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and senior management of Holdings are as set forth in the following table. All directors hold office until re-elected or their successors are duly elected or appointed in accordance with the Bye-laws and the Subscription and Shareholders Agreement.

MANAGEMENT

Name	Age	Title
David C. Laurello	56	Chairman of the Board; President and CEO (1)
Robert C. Laufer	53	Director; CFO and Senior VP Finance and Administration (2)
Frederick S. Prifty	67	VP and General Counsel (3)
Bradley I. Dietz	57	Director (4)
Lars C. Haegg	46	Director (5)
Stephen C. Kiely	66	Director (5)
Ernest Morrison	55	Director (6)
Robert Sharp	48	Director (5)

1)

Mr. Laurello also serves as Chairman of the Board of Directors and President and Chief Executive Officer of the U.S. Issuer. Mr. Laurello does not hold a director or executive officer position with the Bermuda Issuer.

2)	Mr. Laufer also serves as a director and Vice President and Treasurer of the Bermuda Issuer and as a Director and Senior Vice President, Chief Financial Officer and Treasurer of the U.S. Issuer.
3)	Mr. Prifty also serves as a director and President of the Bermuda Issuer and as Vice President, General Counsel and Secretary of the U.S. Issuer.
4)

Mr. Dietz also serves as a director of each of the Bermuda Issuer and the U.S. Issuer. Mr. Dietz is the appointee of the lenders under the Second Lien Credit Facility holding a majority in interest of the loans outstanding under the Second Lien Credit Facility, pursuant to Subscription and Shareholders Agreement entered into on April 8, 2010.

5)

Mr. Haegg, Mr. Sharp and Mr. Kiely also each serve as directors of each of the Bermuda Issuer and the U.S. Issuer. Mr. Haegg and Mr. Sharp are the appointees of Technology Holdings Ltd., pursuant to Subscription and Shareholders Agreement entered into on April 8, 2010.

6)	Mr. Morrison also serves as a director of the Bermuda Issuer. Mr. Morrison does not hold a director or executive officer position with the U.S. Issuer.

David C. Laurello became a member of the board of directors of the U.S. Issuer on May 24, 2002 and the board of directors of Holdings on May 22, 2006 and has served as President and Chief Executive Officer of

Stratus Technologies, Inc. since June 16, 2003. Before rejoining Stratus in January 2000, Mr. Laurello held the position of Vice President and General Manager of the CNS (Converged Network Solutions) business unit of Lucent Technologies. At Lucent, Mr. Laurello was responsible for engineering, product and business management and marketing. Prior to this role, Mr. Laurello was Vice President of Engineering of the Carrier Signaling and Management Business Unit at Ascend Communications. From 1995 to 1998, Mr. Laurello was Vice President of Hardware Engineering and Product Planning at Stratus. Mr. Laurello serves as a director on the boards of the Massachusetts High Technology Council, the online travel company Wuhu, and the Massachusetts United Way of Tri-County. He also is a member of the advisory board of the Manning School of Business, University of Lowell.

Robert C. Laufer became a member of the board of directors of the U.S. Issuer on February 26, 1999, the Bermuda Issuer on February 22, 2002 and Holdings on May 22, 2006 and currently serves as Senior Vice President of Finance and Administration and CFO of the U.S. Issuer. Mr. Laufer joined the former Stratus Computer in 1989 and held various financial management positions before being promoted to Chief Financial Officer in 1998. Before joining Stratus, Mr. Laufer was the Assistant Controller for Lasertron, Inc., from 1984 to 1986 he was Controller for Microfab, Inc. and in 1983 became a Certified Public Accountant while employed at Ernst & Whinney, a predecessor firm to Ernst & Young.

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

Bradley I. Dietz became a member of the board of directors of the U.S. Issuer and the board of directors of Holdings on October 6, 2011. He is a member of the Holdings’ Audit Committee and Compensation Committee. Mr. Dietz serves on the boards of directors of various public and private companies. He was previously a Managing Director and Partner of Peter J. Solomon Company from 2001-2010. Previously, Mr. Dietz was a Managing Director of Citibank from 1991-2000. He also has held positions at Bankers Trust Company and Metromedia, Inc. Mr. Dietz serves as Chairman of the Board of Orchard Brands and serves on the boards of ACA Financial Guaranty, Cinram International Income Fund, and Nationwide Argosy.

Lars C. Haegg became a member of the board of directors of the U.S. Issuer on April 13, 2001 and the board of directors of Holdings on May 22, 2006 and is a member of the Holdings Audit Committee. Mr. Haegg has been an executive officer of Investcorp International, Inc. or one or more of its wholly owned subsidiaries since 1998. Prior to joining Investcorp International, Inc., Mr. Haegg worked with McKinsey & Company where he was responsible for leading consulting teams for media, retail and electronics customers. He previously worked with Strategic Planning Associates (now Mercer Management Consulting) in the telecommunications and consumer goods sectors. Mr. Haegg currently serves on the boards of directors of US TelePacific, FleetPrid, Berlin Packaging and Sur la Table.

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

Ernest Morrison became a member of the board of directors of the Bermuda Issuer on December 23, 2004 and the board of directors of Holdings on May 22, 2006. Mr. Morrison is a director of the Bermuda law firm Cox

Hallett Wilkinson Limited (formerly known as Hallett, Whitney & Patton), having joined the firm in 1986. Mr. Morrison has been head of the Corporate Department at the firm commencing from 1998 to the present date. He advises on a broad range of corporate and commercial issues for a diverse international client base. His particular practice areas are trusts, mutual funds, insurance, shipping, aviation and telecommunications. Mr. Morrison is a member of the Honourable Society of Gray’s Inn and the Bermuda Bar Association, and is a member of the board of directors of, among other companies, each of Omega Insurance Holdings Limited and Agincourt Ltd.

Robert Sharp became a member of the board of directors of the U.S. Issuer on April 13, 2001 and the board of directors of Holdings on May 22, 2006 and is a member of the Holdings’ Audit Committee. Mr. Sharp is a Managing Director at MidOcean Partners, LP. Prior to his current position, Mr. Sharp was a Managing Director at DB Capital Partners. Previously Mr. Sharp was a Principal at Investcorp International, Inc. and held positions at BT Securities, Remsen Partners and Drexel Burnham Lambert. Mr. Sharp is also a Director of Bushnell Inc., Hunter Fan Company, and totesHHIsotoner Corporation.

B. Compensation

For the fiscal year ended February 26, 2012, the executive officers of Holdings and its subsidiaries received aggregate compensation of $1.9 million. In addition to salary, such aggregate amount includes amounts received by such executive officers pursuant to certain individualized retention bonus programs, financial planning assistance, and premiums on group term life insurance policies. We did make matching contributions to the executive officers’ 401(k) accounts during the fiscal year ended February 26, 2012 but did not make contributions during the fiscal year ended February 27, 2011.

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

We also have commission plans based on the employee’s individual performance and the performance of the applicable sales region.

C. Board Practices

The Bye-Laws of Holdings provide for the administration of our board of directors consisting of not less than two and not more than fifteen directors, as determined by the shareholders of Holdings. As specified above, there are currently seven directors appointed to the board of directors of Holdings. Pursuant to the Bye-Laws of Holdings and the Subscription and Shareholders Agreement entered into in connection with the April 2010 Refinancing, Mr. Haegg and Mr. Sharp, as the board representatives of Technology Holdings, are each entitled to exercise additional votes, so that the appointees of Technology Holdings effectively control a majority of the board of directors of Holdings. Also, pursuant to the Subscription and Shareholders Agreement, the Northwestern Mutual Life Insurance Company, a lender under the Second Lien Credit Facility, has the right to appoint a designee and employee of it or an affiliate as an observer to the board of directors of Holdings and on October 6, 2011, this right was exercised.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in Holdings’ interests. All powers not expressly reserved by the laws of Bermuda or by Holdings Bye-Laws to the general meeting of the shareholders are within the powers of the board of directors. Each of our current directors serves until re-elected or their successors are elected or appointed in accordance with the Bye-Laws and the Subscription and Shareholders’ Agreement.

Directors of Holdings and Stratus Technologies, Inc. received no salary or other compensation during fiscal 2012 for their services as members of the respective boards of directors and board committees.

Audit Committee

Holdings and Stratus Technologies, Inc. have each established an audit committee. As of February 26, 2012, the members of the audit committee of each of Holdings and Stratus Technologies, Inc. were Messrs. Haegg and Sharp. Mr. Dietz is also a member of Holdings’ audit committee. Each member of the Audit Committee holds their position for an unlimited term, until a successor is duly elected and qualified.

Compensation Committee

Holdings and Stratus Technologies, Inc. have each established a compensation committee. As of February 26, 2012, the members of the compensation committee of each of Holdings and Stratus Technologies, Inc. were Messrs. Haegg,and Sharp. Mr. Dietz is also a member of Holdings’ compensation committee. Each member of the Compensation Committee holds for an unlimited term, until a successor is duly elected and qualified.

D. Employees

The following table indicates the number of employees of Holdings and its subsidiaries by geography and main activity category as of the fiscal years ended:

	2012	2011	2010
Americas (including Mexico and Canada)	394	418	441
Europe and South Africa	56	59	65
Japan	46	48	49
Asia/Pacific	40	43	41

TOTAL	536	568	596

	2012	2011	2010
Sales	81	79	92
Marketing	24	31	19
Engineering	126	141	144
Service	200	215	232
Supply chain management	17	13	14
Finance and administration	88	89	95

TOTAL	536	568	596

We do not have any labor, union or collective bargaining contracts covering any of its employees in any geography, except where required by local law. We believe our labor-management relations are positive.

E. Share Ownership

As of February 26, 2012, Mr. Kiely beneficially owned 1,967,611 ordinary shares, or 2.3% of outstanding ordinary shares on an as-converted basis, of which 1,753,291 may be acquired within 60 days after May 21, 2012 by exercise of stock options. Mr. Kiely has been granted options for a total of 1,753,291 ordinary shares, all of which were originally granted to him in his capacity as an executive officer of Stratus Technologies, Inc. and were cancelled and regranted in connection with the 2009 Stock Option Program. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-Cash Stock-Based Compensation.” All such options were issued to Mr. Kiely pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from May 1, 2019 to July 1, 2019. As of May 21, 2012, Mr. Kiely had not exercised any of his shares represented by outstanding options.

As of February 26, 2012, Mr. Laurello beneficially owned 1,934,560 ordinary shares, or 2.3% of outstanding ordinary shares on an as-converted basis, of which 1,934,560 may be acquired within 60 days after May 21, 2012 by exercise of stock options. Mr. Laurello has been granted options for a total of 2,384,560 ordinary shares, 1,484,560 of which were cancelled and regranted in connection with the 2009 Stock Option Program. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-Cash Stock-Based Compensation.” All such options were issued to Mr. Laurello in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from July 1, 2019 to August 14, 2019. As of May 21, 2012, Mr. Laurello had not exercised any of his shares represented by outstanding options.

As of February 26, 2012, Mr. Laufer beneficially owned 1,205,458 ordinary shares, or 1.4% of outstanding ordinary shares on an as-converted basis, of which 1,154,698 may be acquired within 60 days after May 21, 2012 by exercise of stock options. Mr. Laufer has been granted options for a total of 1,454,698 ordinary shares, 854,698 of which were cancelled and regranted in connection with the 2009 Stock Option Program. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-Cash Stock-Based Compensation.” All such options were issued to Mr. Laufer in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from May 1, 2019 to August 14, 2019. As of May 21, 2012, Mr. Laufer had not exercised any of his shares represented by outstanding options.

As of February 26, 2012, Mr. Prifty beneficially owned or had options for less than 1% of the outstanding ordinary shares of Holdings, on an as-converted basis. The foregoing calculation of beneficial ownership includes shares that may be acquired within 60 days after May 21, 2012 by exercise of stock options. All such options were issued to Mr. Prifty in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999, as amended. See “— Employee Stock Option Plan” below. The individual share ownership of Mr. Prifty has not been disclosed to shareholders or otherwise made public. As of May 21, 2012, Mr. Prifty had not exercised any of his shares represented by outstanding options.

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

Employee Stock Option Plan

Holdings and its subsidiary Stratus Technologies, Inc. established the Stratus Technologies, Inc. Stock Incentive Plan on March 29, 1999 (the “Plan”), to facilitate the issuance of shares of Holdings’ ordinary stock to employees, members of management, officers, directors and consultants of Holdings and its subsidiaries. The Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the Plan have a time-based vesting schedule, generally 4 years. With the exception of one restricted stock grant in 1999, all of the awards granted under the Plan to date have been non-qualified stock options. Option grants have contractual terms of 10 years.

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

As of May 21, 2012, the total outstanding exercisable stock options held by all participants in Holdings’ stock option plan (including options exercisable within 60 days), including the board members and executive officers named above, called for 17.7 million shares.

For a more detailed description of our stock option plan, including information regarding the expiration date of the options thereunder, see Note 12 to our audited consolidated financial statements under “Item 18. Financial Statements.”

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Holdings owns 100% of the issued and outstanding voting shares of the Bermuda Issuer, which in turn directly or indirectly owns 100% of the issued and outstanding shares of the U.S. Issuer and of each other guarantor of the Notes underlying the Units (except for one share of Stratus Technologies Ireland Limited owned by a third party to comply with the minimum requirements of local law). Set forth below is certain information concerning the beneficial ownership of the ordinary share capital and preference share capital, by each person known to us to be a beneficial owner of more than 5% of any class of capital stock of Holdings. As provided below, percentage of ownership is based on 10,093,146.62 preference shares and 44,323,789.38 ordinary shares. For information regarding the share ownership of our executive officers and directors, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” For information regarding the relative voting rights of the shareholders of Holdings, see the disclosure incorporated by reference into “Item 10. Additional Information — B. Memorandum and Articles of Association and Equity Holders’ Rights.”

	Holdings’ Ordinary Shares (a)		Holdings’ Preference Shares (b)
Name	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Technology Holdings Ltd. (c)	37,679,352.00	56.9%	6,561,242.00	65.0%
Northwestern Mutual Life Insurance Co. (d)	3,559,743.91	5.4%	542,564.24	5.4%

a)	Includes 10,093,146.62 preference shares that are convertible into ordinary shares at any time at the option of the holder.
b)	Preference shares vote and are convertible into ordinary shares on a 2.17:1 basis.
c)

A majority of our outstanding share capital is owned of record by Technology Holdings Ltd., which is a Bermuda exempted company. The shareholders of Technology Holdings Ltd. are in turn the Investcorp Group, MidOcean and Intel Atlantic. Investcorp Stratus Limited Partnership, a Cayman Islands exempted limited partnership, and Stratus Holdings Limited, a Cayman Islands exempt company (which we refer to collectively in this annual report as the “Investcorp Group”), own securities representing approximately 56.5% of the voting power of Technology Holdings Ltd. Investcorp Bank B.S.C., a Bahraini public joint stock company (which we refer to in this annual report as “Investcorp”), may be deemed to share beneficial ownership of the shares of voting stock of Technology Holdings Ltd. held by the Investcorp Group because the holders of the voting stock of the Investcorp Group, or such entities’ stockholders or principals, have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of the entities owning the voting stock issued by the entities in the Investcorp Group, or such entities’ stockholders, has granted such affiliate the authority to direct the voting and disposition of the voting shares issued by such entity, which permits Investcorp to control the voting and disposition of the voting stock of Technology Holdings Ltd. owned by each member of the Investcorp Group for so long as such agreements are in effect. Investcorp may also be deemed to share beneficial ownership of the shares of voting stock of Technology Holdings Ltd. held by Investcorp Stratus Limited Partnership because the general partner of such partnership is an indirect subsidiary of Investcorp. The address for Investcorp Bank B.S.C. is P.O. Box 5340, Manama, Bahrain. The address for each of Investcorp Stratus Limited Partnership and Stratus Holdings Limited is c/o Paget-Brown Trust Company Ltd., P.O. Box 1111, Boundary Hall, Cricket Square, Grand Cayman Cayman Islands. MidOcean Capital Partners Europe, L.P., a Cayman Islands exempted limited partnership (which we refer to in this annual report as “MidOcean”), owns securities representing approximately 30.8% of the voting power of Technology Holdings Ltd.. As a result of their direct or indirect control relationship with MidOcean, Ultramar Capital, Ltd., a Cayman Islands exempt company, Existing Fund GP, Ltd., a Cayman Islands exempt company, MidOcean Partners, LP a Cayman Islands exempted limited partnership, and MidOcean Associates, SPC, a Cayman Islands exempt company registered as a segregated portfolio company, may all be deemed to be beneficial owners of the stock of Technology Holdings Ltd. owned by MidOcean. Existing Fund GP, Ltd. is the general partner of MidOcean, MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. J. Edward Virtue may be deemed the beneficial owner of the shares of voting stock of Technology Holdings Ltd. held by such entities because he indirectly controls the voting or disposition of such securities, but he disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for MidOcean Capital Partners Europe, L.P. is P.O. Box 26 GT, Grand Cayman, Cayman Islands. The address for each of Existing Fund GP, Ltd., MidOcean Partners, LP, MidOcean Associates, SPC and Ultramar Capital, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands. Intel Atlantic, Inc., a Delaware corporation (which we refer to in this annual report as “Intel Atlantic”), owns securities representing approximately 12.7% of the voting power of Technology Holdings Ltd. The address for Intel Atlantic, Inc. is Corporation Trust Company, 1209 Orange St., Wilmington, Delaware, 19801.

d)	The Northwestern Mutual Life Insurance Company is a Second Lien Lender. The address for the Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202.

Holdings by U.S. Shareholders

As of February 26, 2012, there were approximately 345 holders of record of ordinary shares, including 118 holders of Series B Ordinary Shares, and 119 holders of record of preference shares, including 118 holders of Series B Preference Shares. Of the approximately 345 holders of record of ordinary shares and 119 holders of preference shares, 255, representing 38.9% of the ordinary share capital outstanding and 115, representing 34.8% of the preference share capital outstanding, held such shares in the United States of America.

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

B. Related Party Transactions

Management Advisory Agreements

On October 1, 2005, the U.S. Issuer entered into management advisory agreements with each of Investcorp and MidOcean US Advisor, LP, an affiliate of MidOcean, for management, advisory, strategic planning and consulting services. The agreements each have a term of one year, which automatically renews for successive one-year periods unless earlier terminated by either party, for any reason, upon at least 30 days’ prior written notice. In consideration of the services provided under such agreements, the U.S. Issuer pays annual fees to Investcorp and MidOcean US Advisor, LP, respectively, in addition to reimbursement of actual out-of-pocket expenses incurred in connection therewith. In connection with the April 2010 Refinancing, on April 8, 2010, we entered into amendments to these agreements to provide that the annual fees payable to Investcorp and MidOcean US Advisor, LP will be $250,000 and $450,000, respectively. However, the payment of the annual fee is restricted by financial performance covenants contained in our debt instruments. Accrued expenses related to this annual fee totaled $3.1 million and $2.4 million for the years ended February 26, 2012 and February 27, 2011, respectively.

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

On February 1, 2001, Stratus Technologies Group, S.A. (“Stratus S.A.”), and affiliates or predecessors of the Investcorp Group, MidOcean and Intel Atlantic entered into a shareholders’ agreement, which was subsequently amended and restated in its entirety on May 23, 2002 (as amended, the “Shareholders Agreement”). In August, 2006, in connection with a corporate restructuring of Stratus S.A. and its subsidiaries, Holdings assumed the obligations of Stratus S.A. pursuant to the terms of an assignment agreement, and Technology Holdings Ltd. assumed the obligations of all other parties to the Shareholders Agreement except the management stockholders. The Shareholders Agreement was further amended on April 8, 2010 by the terms of the Subscription and Shareholders Agreement, entered into in connection with the April 2010 Refinancing.

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

Agreements Relating to the Units and Underlying Notes

In connection with the April 2010 Refinancing, we issued 215,000 units, consisting of $215.0 million aggregate principal amount of Notes of the Issuers. The terms of the units and the underlying notes are governed by the Indenture, dated as of April 8, 2010, among the Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent. The terms of the liens on the collateral that secure the Notes are governed by the Indenture Collateral Agreement, dated as of April 8, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., the grantors specified therein and The Bank of New York Mellon Trust Company, N.A., as collateral agent. The terms of the gurarantees of the Notes are governed by the Note Guarantee by the guarantors party thereto in favor of Bank of New York Mellon Trust Company, N.A., as trustee. We refer you to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—April 2010 Refinancing” for a summary of certain contract terms.

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

NEC Agreements

On November 25, 2005 (the “Effective Date”), two of Holdings subsidiaries, Stratus Technologies Bermuda Ltd. and Stratus Technologies Ireland Ltd., entered into a Collaboration and Licensing Agreement and a Purchase and Distribution Agreement with NEC (together, “the NEC Agreements”). The terms of the NEC Agreements are ten years, and will automatically renew on an annual basis on each subsequent anniversary of the Effective Date. The Collaboration and Licensing Agreement provides cooperative terms for the development of software and hardware for fault-tolerant computer systems and certain licenses under each party’s respective intellectual property rights for such purpose. The Purchase and Distribution Agreement provides the terms under which Stratus may purchase from NEC and distribute on a non-exclusive basis certain computer systems, components, spare parts and related software.

In connection with its relationship with NEC, Holdings issued equity to NEC on April 5, 2005 and November 25, 2005, and entered into Share Purchase and Shareholders Agreements with NEC dated as of those dates. We refer you to “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Non-Management Shareholders Agreements” for a summary of certain contract terms.

As of February 26, 2012 and February 27, 2011, we had an outstanding accounts receivable balance of approximately $0.2 million and approximately $0.3 million and an outstanding accounts payable balance of approximately $2.1 million and approximately $1.5 million, respectively, with NEC. In addition, during the fiscal years ended February 26, 2012, February 27, 2011 and February 28, 2010, we recognized revenue from transactions with NEC of approximately $2.1 million, approximately $1.9 million, and approximately $1.5 million, respectively.

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

E. Taxation

We are incorporated in Bermuda, and our primary operating subsidiary, Stratus Technologies, Inc., is incorporated in the U.S. The following discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all tax considerations applicable to us.

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

As of the end of the period covered by this annual report, our management conducted an evaluation pursuant to Rule 15d-15 promulgated under the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedures and reviewed that evaluation with the audit committee, the principal executive officer and principal financial officer of Holdings. Based on this evaluation, the principal executive and financial officers of Holdings concluded that as of the end of the period covered by this annual report, the design and operation of our disclosure controls and procedures are effective. See “Item 3. Key Information — D. Risk Factors” regarding effective internal controls over financial reporting.

This annual report includes a report of management’s assessment regarding internal control over financial reporting established by rules of the Securities and Exchange Commission.

•	Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

•

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Management believes that its assessment of the design and operating effectiveness of internal controls over financial reporting is adequately documented and that there is sufficient evidence supporting its assessment.

•	Management has assessed the effectiveness of internal control over financial reporting as of February 26, 2012, and has concluded that such internal control over financial reporting is effective.

•

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

During the year ended February 26, 2012, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

The members of Holdings’ Audit Committee are appointed by Holdings board of directors. The Audit Committee currently consists of Messrs. Haegg, Sharp and Dietz. Messrs. Haegg and Sharp were appointed to the Audit Committee in 2010. Mr. Dietz was appointed in 2011. Mr. Sharp currently serves as the chairman of the Audit Committee, however there is no permanently appointed chairman. All three members of the Audit Committee are considered financial experts under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC. Under the applicable listing standards, there are heightened requirements for determining whether the members of the Audit Committee are independent. Since Holdings does not have a class of securities listed on any national securities exchange, Holdings is not required to maintain an audit committee comprised entirely of “independent” directors under the heightened independence standards. The members of Holdings’ Audit Committee do not qualify as independent under the heightened independence standards. Holdings believes the experience and education of the directors on its Audit Committee qualify them to monitor the integrity of its financial statements, compliance with legal and regulatory requirements, the public accountant’s qualifications and independence, its internal controls and procedures for financial reporting and its compliance with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16B.	CODE OF ETHICS

Holdings and its subsidiaries world-wide adopted on March 25, 2004 and updated in November, 2007 a Code of Ethics for financial and business matters that applies to the principal executive officer, the principal financial officer, the principal controller, to all other employees of Holdings and its subsidiary companies performing similar functions as well as and to all other senior financial personnel. The Code of Ethics was filed as an exhibit to the annual report on Form 20-F, No. 333-171863, as filed with the Securities and Exchange Commission on May 25, 2011 and can also be viewed on our website, at www.stratus.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) has served as our independent registered public accounting firm for each of the fiscal years in the two-year period ended February 26, 2012. The following table represents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in each of the fiscal years ended February 26, 2012 and February 27, 2011.

	2012	2011
	(Dollars in thousands)
Audit fees	$1,297	$1,789
Audit related fees	-	-
Tax fees	-	-
Other services fees	4	4

Total	$1,301	$1,793

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURES

None.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1#	Certificate of Incorporation of Stratus Technologies Bermuda Holdings Ltd.

1.2#	Memorandum of Association of Stratus Technologies Bermuda Holdings Ltd.

1.3#	Bye-laws of Stratus Technologies Bermuda Holdings Ltd.

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

2.4#

Indenture Collateral Agreement, dated as of April 8, 2010, executed by Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. SRATechnologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., Cemprus, LLC and the other grantors party thereto from time to time in favor of The Bank of New York Mellon Trust Company, N.A., as collateral agent.

Exhibit Number	Description

2.5#

Amended and Restated Intercreditor Agreement, dated as of April 8, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Jefferies Finance LLC, as administrative agent, The Bank of New York Mellon Trust Company, N.A., as collateral agent and trustee, and Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent.

4.1†

Revolving Credit Agreement, dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., Jefferies Finance LLC, as administrative agent, and the other lenders and agents party thereto.

4.2†

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

4.6#

Amended and Restated Shareholders Agreement, dated as of May 23, 2002, among Stratus Technologies Bermuda Holdings Ltd. (as assignee of Stratus Technologies Group, S.A.), Technology Holdings Ltd. (as assignee of Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp. and MidOcean Capital Partners Europe, L.P. (as assignee of DB Capital Partners Europe, L.P.) and certain management stockholders party thereto.

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

4.9#	Form of Management Shareholders Agreement.

4.10#	Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 5, dated February 24, 2009.

4.11#	Form of Employee Stock Option Agreement, as amended.

4.12#	Form of Management Stock Option Agreement, as amended.

4.13#	Form of Put Option Agreement.

4.14#	Collaboration and Licensing Agreement, dated as of November 25, 2005, among Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited and NEC Corporation.

Exhibit Number	Description

4.15#	Purchase and Distribution Agreement, dated as of November 25, 2005, among Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited and NEC Corporation.

4.16#	Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between Investcorp International, Inc. and Stratus Technologies, Inc.

4.17#	Amendment to Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of April 8, 2010, between Investcorp International, Inc. and Stratus Technologies, Inc.

4.18#	Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between MidOcean US Advisor, LP and Stratus Technologies, Inc.

4.19#	Amendment to Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of April 8, 2010, between MidOcean US Advisor, LP and Stratus Technologies, Inc.

7†	Ratio of Earnings to Fixed Charges.

8†	List of Subsidiaries.

11##	Code of Ethics.

12.1†	Section 302 Certifications of Principal Executive Officer.

12.2†	Section 302 Certifications of Principal Financial Officer.

13†	Section 906 Certifications of Principal Executive and Principal Financial Officer.

#	Previously filed with the Registration Statement on Form F-4, No. 333-171863, as filed with the Securities and Exchange Commission on January 25, 2011.
##	Previously filed with the Annual Report on Form 20-F, No. 333-171863, as filed with the Securities and Exchange Commission on May 25, 2011.
†	Included herewith.

SIGNATURES

The Company herby certifies that it meets all of the requirements for filing this annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

BY:	/s/ Robert C. Laufer
Name: Robert C. Laufer
Title: Vice President and Treasurer

Date: May 21, 2012

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

Index to Audited Consolidated Financial Statements

The following audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. are included in this report.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stratus Technologies Bermuda Holdings Ltd.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries at February 26, 2012 and February 27, 2011, and the results of their operations and their cash flows for each of the three years in the period ended February 26, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, MA

May 21, 2012

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	February 26, 2012	February 27, 2011
	(Dollars in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$27,510	$28,100
Accounts receivable, net of allowance for doubtful accounts of $160 and $315, respectively	37,066	38,079
Inventory	7,884	7,485
Deferred income taxes	1,613	1,440
Prepaid expenses and other current assets	4,454	4,370

Total current assets	78,527	79,474
Property and equipment, net	10,490	13,695
Intangible assets, net	3,024	3,438
Goodwill	9,591	9,584
Deferred income taxes	11,484	1,803
Deferred financing fees	9,216	10,993
Other assets	2,810	4,867

Total assets	$125,142	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,853	7,291
Accrued expenses	13,250	12,828
Accrued interest payable	9,608	10,625
Income taxes payable	103	285
Deferred income taxes	1,075	-
Deferred revenue	35,428	36,199

Total current liabilities	72,317	72,228
Long-term debt, net of discount	260,405	249,069
Embedded derivatives	25,884	18,955
Long-term deferred income taxes	232	-
Deferred revenue and other liabilities	15,426	14,328

Total liabilities	374,264	354,580

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at February 26, 2012 and February 27, 2011 (liquidation preference of $109,189 and $101,101, respectively)	109,189	101,101
Series B: 20,524 shares authorized; 3,532 issued and outstanding at February 26, 2012 and February 27, 2011 (liquidation preference of $58,776 and 54,423, respectively)	58,776	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 and 847 shares issued and outstanding at February 26, 2012 and February 27, 2011 (put value $1,181 and $1,270, respectively)	1,181	1,270

Total redeemable convertible preferred stock and redeemable ordinary stock	174,664	162,312

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 and 27,962 shares issued and outstanding at February 26, 2012 and February 27, 2011, respectively	16,257	16,221
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at February 26, 2012 and February 27, 2011, respectively	-	-
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at February 26, 2012 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	-	-
Accumulated deficit	(450,306)	(419,466)
Accumulated other comprehensive income	1,265	1,209

Total stockholders’ deficit	(423,786)	(393,038)

Total liabilities, redeemable convertible preferred stock, redeemable ordinary stock, and stockholders’ deficit	$125,142	$123,854

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	February 26, 2012	February 27, 2011	February 28, 2010
	(Dollars in thousands)
REVENUE
Product	$72,566	$71,104	$66,714
Service	133,770	135,091	137,699

Total revenue	206,336	206,195	204,413

COST OF REVENUE
Product	33,648	32,892	30,011
Service	56,511	58,359	61,566

Total cost of revenue	90,159	91,251	91,577

Gross profit	116,177	114,944	112,836

OPERATING EXPENSES
Research and development	27,468	27,469	30,280
Sales and marketing	31,381	29,643	28,867
General and administrative	20,994	19,847	19,193
Amortization of intangibles	-	52	1,975
Restructuring charges	2,368	1,694	1,484
(Gain) on sale of subsidiary	-	(3,655)	(818)
Management fees	1,200	1,117	700

Total operating expenses	83,411	76,167	81,681

Profit from operations	32,766	38,777	31,155

Interest income	205	80	461
Interest expense	(48,334)	(43,728)	(25,307)
Loss on extinguishment of debt	(1,222)	(3,751)	-
Loss on change in fair value for embedded derivatives	(8,873)	(297)	-
Other (expense) income, net	(35)	(1,454)	1,920

(Loss) income before income taxes	(25,493)	(10,373)	8,229
(Benefit) provision for income taxes	(6,703)	1,520	1,584

Net (loss) income	$(18,790)	$(11,893)	$6,645

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

STATEMENT OF REDEEMABLE STOCK AND STOCKHOLDERS’ DEFICIT

	Series A Redeemable Convertible Preferred		Series B Redeemable Convertible Preferred		Right to Shares of Series B Redeemable Convertible Preferred		Ordinary Shares Subject to Put Rights		Total Redeemable Convertible Preferred and Redeemable	Ordinary Stock		Series B Ordinary Stock		Additional Paid-in Capital	Accum- ulated Deficit	Accum- ulated other compre- hensive Income (Loss)	Total Stockholder’s (Deficit)	Compre- hensive (Loss) Income
	Shares	Value	Shares	Value	Shares	Par Value	Shares	Put Value	Ordinary Stock	Shares	Par Value	Shares	Par Value
	(Dollars in thousands, except per share data)
Balance at February 22, 2009	6,561	$86,678	-	$-	-	$-	896	$1,387	$88,065	27,913	$16,192	-	$-	$11,797	$(370,655)	$(3,342)	$(346,008)

Net income															6,645		6,645	6,645
Unrealized gain on derivative instrument																1,892	1,892	1,892
Unrealized foreign currency translation adjustment																1,324	1,324	1,324
Unrealized loss on corporate equity security, (net of tax of $7)																(11)	(11)	(11)
Accretion of Series A redeemable, convertible preferred stock to redemption value		6,934							6,934					(6,934)			(6,934)
Change in ordinary shares subject to put rights							(10)	(58)	(58)	10	6			52			58
Stock-based compensation expense														3,974			3,974

Comprehensive income																		$9,850

Balance at February 28, 2010	6,561	$93,612	-	$-	-	$-	886	$1,329	$94,941	27,923	$16,198	-	$-	$8,889	$(364,010)	$(137)	$(339,060)

Net loss															(11,893)		(11,893)	(11,893)
Unrealized foreign currency translation adjustment																1,324	1,324	1,324
Unrealized gain on corporate equity security, (net of tax of $2)																22	22	22
Issuance of Series B preferred shares, net of issuance cost of $428			3,532	11,023					11,023
Accretion of Series B preferred stock to redemption value				43,400					43,400					(10,060)	(33,340)		(43,400)
Issuance of Series B ordinary shares, net of issuance cost of $205												15,512	8,998	(205)	(3,395)		5,398
Accretion of Series A preferred stock to redemption value		7,489							7,489					(661)	(6,828)		(7,489)
Issuance of contingent right to shares of Series B ordinary														1,533			1,533
Issuance of contingent right to shares of Series B preferred						5,518			5,518						-		-
Change in ordinary shares subject to puts							(39)	(59)	(59)	39	23			36			59
Stock-based compensation expense														468			468

Comprehensive loss																		($10,547)

Balance at February 27, 2011	6,561	$101,101	3,532	$54,423	-	$5,518	847	$1,270	$162,312	27,962	$16,221	15,512	$8,998	$-	$(419,466)	$1,209	$(393,038)

Net loss															(18,790)		(18,790)	(18,790)
Unrealized foreign currency translation adjustment																60	60	60
Unrealized loss on corporate equity security, net of tax of $1																(4)	(4)	(4)
Accretion of Series B preferred stock to redemption value				4,353					4,353					(137)	(4,216)		(4,353)
Accretion of Series A preferred stock to redemption value		8,088							8,088					(254)	(7,834)		(8,088)
Change in ordinary shares subject to puts							(60)	(89)	(89)	60	34			55			89
Exercise of employee stock options										3	2			-			2
Stock-based compensation expense														336			336

Comprehensive loss																		($18,734)

Balance at February 26, 2012	6,561	$109,189	3,532	$58,776	-	$5,518	787	$1,181	$174,664	28,025	$16,257	15,512	$8,998	$-	$(450,306)	$1,265	$(423,786)

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	February 26, 2012	February 27, 2011	February 28, 2010
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows provided by operating activities:
Net (loss) income	$(18,790)	$(11,893)	$6,645
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,363	9,147	12,580
Amortization of deferred financing costs and debt discount	10,501	8,466	2,596
Stock-based compensation	336	468	3,974
Non-cash portion of restructuring and other charges	-	-	(286)
Deferred tax income	(8,413)	(2,163)	(881)
Provision for doubtful accounts	121	163	1,092
Inventory provision	716	959	1,660
Loss on extinguishment of debt	1,222	3,751	-
Premium on ECF payment	(999)	-	-
Loss on change in fair value of embedded derivatives	8,873	297	-
(Gain) on sale of subsidiary	-	(3,655)	(818)
Loss on sale of asset	13	27	8
Loss on retirement of property and equipment	144	482	301
Loss on abandoned patents	424	-	-
Interest payable-in-kind	7,871	6,560	773
Changes in assets and liabilities
Accounts receivable	982	3,840	11,700
Inventory	(2,012)	(2,315)	(2,116)
Prepaid expenses and other current assets	(84)	1,211	152
Accounts payable	530	(721)	(5,125)
Accrued expenses	294	(81)	(9,868)
Interest payable	(1,017)	7,735	1,538
Income taxes payable	(142)	184	174
Deferred revenue	(650)	(5,901)	4,917
Other long-term assets and liabilities	1,134	3,188	963

Net cash provided by operating activities	8,417	19,749	29,979
INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(3,665)	(6,238)	(5,773)
Proceeds from sale of subsidiary	-	3,555	1,000
Price adjustment for sale of subsidiary	-	-	(110)
Proceeds from the disposition of property and equipment	19	-	-
Other long-term assets	(100)	(86)	(67)

Net cash used in investing activities	(3,746)	(2,769)	(4,950)
FINANCING ACTIVITIES
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	-	207,281	-
Payments on long-term debt	(4,997)	(218,000)	(2,000)
Payment of debt and equity issuance fees	(308)	(13,515)	(566)
Payment on interest rate swap and collar	-	-	(2,701)
Proceeds from the exercise of stock options	2	-	-
Proceeds from revolving credit facility	-	8,000	24,000
Payments on revolving credit facility	-	(30,000)	(24,000)

Net cash used in financing activities	(5,303)	(46,234)	(5,267)
Effect of exchange rate changes on cash	42	586	1,981

Net (decrease) increase in cash and cash equivalents	(590)	(28,668)	21,743
Cash and cash equivalents at beginning of year	28,100	56,768	35,025

Cash and cash equivalents at end of year	$27,510	$28,100	$56,768

Supplemental cash flow information:
Cash paid for interest	$30,983	$20,979	$23,075
Cash paid for income taxes, net of refunds	1,884	1,479	1,610
Supplemental disclosure of noncash investing and financing activities Accretion of preferred stock Series A	8,088	7,489	6,934
Supplemental disclosure of noncash investing and financing activities Accretion of preferred stock Series B	4,353	43,400	-

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

Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with 99.999% uptime (i.e., less than five minutes of annual unplanned downtime). The Company’s value added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of February 26, 2012, the Company employed 536 people globally.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. The Company currently anticipates that it will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries. These consolidated financial statements are for the period covering the fifty-two weeks ended February 26, 2012 (also referred to as the “year-to-date fiscal period ended February 26, 2012” or year-to-date period ended February 26, 2012) and the period covering the fifty-two weeks ended February 27, 2011 (also referred to as the “year-to-date fiscal period ended February 27, 2011” or the year-to-date period ended February 27, 2011). All intercompany accounts and transactions have been eliminated.

Interest payable of $10,625 was included in accrued expenses at February 27, 2011. This amount has been reclassified from accrued expenses to interest payable to conform to current period presentation. This balance was disclosed in Note 6 to the February 27, 2011 annual report on Form 20-F.

Accrued pension of $2,158 was included in accrued expenses at February 27, 2011. This amount has been reclassified from accrued expenses to deferred revenue and other liabilities due to its long-term nature to conform to current period presentation. The change in classification has not had a material impact on our financial statements or results.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The put value of outstanding redeemable ordinary shares in the amount of $1,270 was included in stockholders’ deficit at February 27, 2011. This amount has been reclassified from stockholders’ deficit to redeemable convertible preferred stock and redeemable ordinary stock at February 27, 2011. The put value of outstanding redeemable ordinary shares in the amount of $1,329 and $1,387 was included in stockholders’ deficit at February 28, 2010 and February 22, 2009, respectively. These amounts have been reclassified from stockholders’ deficit to redeemable convertible preferred stock and redeemable ordinary stock at February 28, 2010 and February 22, 2009, respectively. The change in classification did not have a material impact on our financial statements or results.

Loss on change in fair value for embedded derivatives of $297 was included in other expense, net at February 27, 2011. This amount has been reclassified from other expense, net to loss on change in fair value for embedded derivatives to conform to current period presentation.

Loss on retirement of property and equipment in the statements of cash flows of $482 was included in other long-term assets and liabilities at February 27, 2011. This amount has been reclassified from other long-term assets and liabilities to loss on retirement of property and equipment to conform to current period presentation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates include, but are not limited to, the fair value of the April 2010 Refinancing, revenue recognition, accounts receivable related provisions, inventory related provisions, warranty provisions, valuation of intangible assets and goodwill, valuation allowance for deferred income tax assets, restructuring charges, asset impairment, embedded derivatives and stock-based compensation expense. Actual results could differ materially from management’s estimates.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The following table represents the Company’s assets and liabilities measured at the fair value on a recurring basis as of February 26, 2012:

	Total February 26, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$5,759	$5,759	$-	$-
Investment in corporate equity security	32	32	-	-
Embedded derivative in Senior Secured Notes (See Note 6)	159	-	-	159

Total	$5,950	$5,791	$-	$159

Liabilities:
Embedded derivatives in Senior Secured Notes (See Note 6)	25,884	-	-	25,884

Total	$25,884	$-	$-	$25,884

The following table represents the Company’s assets and liabilities measured at fair value on a recurring basis as of February 27, 2011:

	Total February 27, 2011	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$533	$533	$-	$-
Investment in corporate equity security	37	37	-	-
Embedded derivative in Senior Secured Notes (See Note 6)	1,473	-	-	1,473

Total	$2,043	$570	$-	$1,473

Liabilities:
Embedded derivatives in Senior Secured Notes (See Note 6)	18,955	-	-	18,955

Total	$18,955	$-	$-	$18,955

As of February 26, 2012, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

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

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ended on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

As of February 26, 2012, the fair value of the Equity Offering embedded derivative is $159 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25,026 and $858, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives are revalued each reporting period and any change in fair value is recorded in the consolidated statement of operations.

As of February 27, 2011, the fair value of the Equity Offering embedded derivative is $1,473 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $17,219 and $1,736, respectively, and are recorded as long term liabilities in the consolidated balance sheet.

For the year-to-date fiscal periods ended February 26, 2012 and February 27, 2011, the Company recorded an expense of $8,873 and $297, respectively related to the net change in the fair values of the embedded derivatives.

For the year-to-date fiscal period ended February 26, 2012, the Company recorded income of $630 related to the reduction of the ECF embedded derivative in the loss on extinguishment of debt. See Note 8 of these audited consolidated financial statements.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the years ended February 26, 2012 and February 27, 2011:

	February 26, 2012	February 27, 2011
Assets:
Balance, beginning of the year	$1,473	$-
Embedded derivative at inception	-	2,451
Decrease to embedded derivative	(1,314)	(978)

Balance, end of the year	$159	$1,473

	February 26, 2012	February 27, 2011
Liabilities:
Balance, beginning of the year	$18,955	$-
Embedded derivatives at inception	-	19,636
Decrease due to extinguishment of debt	(630)
Increase (decrease) to embedded derivatives	7,559	(681)

Balance, end of the year	$25,884	$18,955

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

In addition, as part of the April 2010 Refinancing, the Company determined the relative fair value of multiple financial instruments on a non-recurring basis. Such allocation required significant judgment, and the Company was assisted by an independent valuation firm in determining fair value for the financial instruments (see Note 8 for a discussion of the related accounting and the values derived for this transaction). The instruments valued on a nonrecurring basis at their inception included the following:

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

The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At February 26, 2012 and February 27, 2011, the fair value of the Notes was approximately $227,679 which includes the net fair value of the embedded derivatives of $25,725, and approximately $228,321 which includes the net fair value of the embedded derivatives of $17,482, respectively.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At February 26, 2012, the concluded fair value of the Lien 2 debt including accrued interest payable-in-kind is $85,001, which is less than the carrying value of the debt, which is $91,465 including accrued interest payable-in-kind. At February 27, 2011 the fair value of the Lien 2 debt was $87,246.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The amounts received by Lien 2 holders under the other two scenarios are dependent upon whether the Company fails to repay Lien 2 in full by the dates indicated above. In order to value the Contingent Preferred Equity, the Company estimated the probability of each of the three scenarios and determined what the Company’s capitalization table would look like in each scenario. The Company then valued the Contingent Preferred Equity using the allocation methodology as discussed above and calculated the weighted average value of the equity shares that would be owned by the Lien 2 holders. Due to the fact that the number of shares of redeemable convertible preferred stock issued as part of the initial refinancing transaction was fixed, the value of the Contingent Preferred Equity is equal to the difference between the weighted average value of shares of redeemable convertible preferred stock to be issued to the Lien 2 holders should the Company not repay Lien 2 in full, and the value of such shares as determined upon the initial refinancing transaction. The Contingent Preferred Equity has features similar to those of a liability, therefore, the Company recorded its fair value of $5,518 in redeemable convertible preferred stock and redeemable ordinary stock.

The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $5,759 and $533 recorded as cash equivalents as of February 26, 2012 and February 27, 2011, respectively.

Restricted cash

The Company had $126 and $121 of restricted cash in other long-term assets at February 26, 2012 and February 27, 2011, respectively, for cash collateral obligations required in the ordinary course of business.

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

The functional currency of the Company’s subsidiary in Ireland is the U.S. dollar. Assets and liabilities in Ireland are translated at year-end exchange rates, except for property and equipment, which is translated at historical rates. Revenues and expenses are translated at average exchange rates in effect during the year. Foreign currency transaction gains or losses are included in the consolidated statements of operations. Foreign currency transaction gains and losses, which are included in other income, net of unrealized and realized gains and losses on forward foreign exchange contracts, were $449, $(904) and $844 during fiscal 2012, 2011 and 2010, respectively. There were no forward foreign contracts outstanding at the end of fiscal 2012, 2011 and 2010, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Derivatives

For fiscal 2012 and 2011, the Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ended on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

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

For fiscal 2010 there was no hedge ineffectiveness and as a result there was no related gain or loss recorded in earnings. During fiscal 2010, the Company recorded $1,892 of unrealized gains in stockholders’ deficit, respectively, associated with these agreements. These agreements expired on June 29, 2009.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company sells its products to customers in diversified industries around the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have not been material. At the end of fiscal 2012 and fiscal 2011, no customer had a balance of more than 2% and 7% of our consolidated account receivable balance, respectively.

During the fiscal years ended 2012, 2011 and 2010 no customer accounted for more than 10% of our revenue.

The Company holds its cash and cash equivalents principally in checking accounts and a money market fund at a major financial institution. Deposits held with banks in the United States may exceed the amount of FDIC insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

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

Allowance for doubtful accounts at fiscal year-end was as follows:

	Balance at Beginning of Year	Charge to Expense	Foreign Exchange Impact	Recoveries	Write-Offs	Balance at End of Year
February 28, 2010	$673	1,138	(6)	45	(814)	$1,036
February 27, 2011	$1,036	201	(72)	40	(890)	$315
February 26, 2012	$315	249	-	6	(410)	$160

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers recent historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

Inventory at fiscal year-end was as follows:

	February 26, 2012	February 27, 2011
Parts and assemblies	$1,613	$2,146
Work-in-process	694	826
Finished products	5,577	4,513

Total Inventory	$7,884	$7,485

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company capitalizes internal software development costs in accordance with accounting standards for costs of computer software developed for internal use. Capitalized internal software development costs are amortized over the period of economic benefit, on a straight-line basis. At February 26, 2012 and February 27, 2011, net capitalized internal software included in property and equipment totaled $540 and $1,081 respectively. The Company did not capitalize any software development costs in fiscal 2012, 2011 or 2010.

Goodwill and intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually or whenever events and circumstances would more likely than not reduce the fair value below carrying value. This impairment would then be calculated using estimated discounted future cash flows. Based on these tests, there were no impairments of goodwill or indefinite life intangible assets in fiscal 2012, 2011 and 2010.

Acquired intangible assets are amortized using the straight-line method as follows:

Customer related intangibles	7-11 years
Trademark and tradenames	10 years to indefinite life

Other intellectual property assets are amortized over 10-21 years using the straight-line method.

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

Investments

Investments are classified as available for sale and are recorded at market value. Unrealized gains and losses are reflected in stockholders’ deficit. The Company recorded an unrealized (loss) gain of ($4), $22 and ($11), net of tax, in fiscal 2012, 2011 and 2010, respectively. The carrying value of investments, which is included in other assets, totaled $32 and $37 at February 26, 2012 and February 27, 2011, respectively.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

•

The Company’s right to redeem the debt at a specified price in the event of a future equity offering, the right of the Company’s creditors to sell back the debt to it at a specified price in the event of a change in control, and the Company’s requirement to make an offer to redeem a portion of the debt using a formula based on certain cash-flow metrics on the last day of each fiscal year ended on or after February 27, 2011, (collectively referred to as the “Embedded Derivatives”)

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

To value the Preferred and Ordinary Shares, the Company subtracted the value of the outstanding debt instruments (see above for further discussion) from its enterprise value and then allocated the remaining value to its various classes of equity. To allocate the remaining equity value to its individual classes of securities, the Company viewed each security as a call option on its underlying assets, which were valued using a Black-Scholes option pricing model (the “Black-Scholes Model”). The assumptions required to estimate the value of an option using the Black-Scholes Model are the value of the underlying equity, the expected term or exercise date, the volatility of the equity and a risk free interest rate. The fair value of the underlying equity was determined in the valuation of Lien 2 as discussed above. The expected term is the expected date of a liquidity event; the exercise price for the preference shares was estimated as a function of their liquidation preference; the exercise price for an option is the strike price of the option; volatility was estimated based on comparable public company

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

data; and the risk free rate of interest was approximated as the yield for a U.S. Treasury security having a maturity similar to the expected term.

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

Revenue recognition

The Company derives revenue from the sale of products, post contract support, and solution services. The Company’s transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. The Company’s hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. Additionally, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to provide for how the deliverables in an arrangement should be separated and how the consideration should be allocated using the relative selling price method. This guidance requires an entity to allocate revenue in an arrangement using best estimated selling prices (“BESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”) and effectively eliminates use of the residual method in such cases.

The Company adopted this accounting guidance at the beginning of fiscal year 2012 on a prospective basis for applicable transactions originating or materially modified after February 27, 2011. For the year ended February 26, 2012, this new revenue recognition guidance resulted in $105 of total revenue and profit from operations being recorded to the consolidated financial statements that would have been deferred under the previous year’s revenue recognition standards.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).

For new contracts entered into or modified on or after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. The Company then recognizes revenue for each deliverable based on its relative value.

VSOE is based upon the amount charged when an element is sold separately. The Company does not have VSOE for its hardware and software product offerings because substantially all transactions involving the Company’s products are sold together with other elements, such as post contract support and/or other services. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, the Company is not typically able to determine TPE because the Company’s products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. The Company has established VSOE on its service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Solution services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.

When the Company is unable to establish VSOE or TPE for its products, the Company uses BESP in its allocation of the arrangement consideration. The objective of BESP is to determine the price the Company would typically sell the product for on a stand-alone basis. The Company’s discounts vary, and overall average discounts differ from quarter to quarter. However, the Company does sell based on market demands and maintains consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. The Company has determined BESP for its products based upon geography, operating system, and performance functionality. The Company reviews this margin based BESP on a periodic basis based upon the consistency of product pricing.

For software-only products and all product transactions entered into on or prior to February 27, 2011, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for solution services. The residual amount of the order is then allocated to and recognized for delivered elements.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Solution services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of the Company’s products.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.

The Company records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

New Accounting Guidance

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. The Company will adopt this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption will not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. The Company will adopt this pronouncement as of February 27, 2012. The Company does not expect the adoption of this new accounting standard to have a significant impact on its consolidated financial position, results of operations or cash flows.

Research and development and software development costs

Costs incurred for research and development are expensed as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Capitalized costs are amortized to cost of revenue over the period of economic benefit, which approximates a straight-line basis over the estimated useful lives of the software, generally three years. The Company did not capitalize any software development costs in fiscal 2012, 2011 and 2010. Amortization expense recorded in 2012, 2011, and 2010 was $83, $83 and $83, respectively. Unamortized software development costs of $40 and $123 at February 26, 2012 and February 27, 2011, respectively, are included in intangible assets.

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

Risks and uncertainties

The Company’s future operating results are subject to a number of risks, including, but not limited to, the Company’s dependence on suppliers and technology partners, the Company’s reliance on contract manufacturers for its current product lines, rapid industry changes, competition, competitive pricing pressures, economic

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

slowdowns, enforcement of the Company’s intellectual property rights, the Company’s ability to sustain and manage growth, the Company’s ability to attract and retain key personnel, systems and service failures of the Company’s customers, undetected problems in the Company’s products, risks associated with interest rates and foreign currency exchange rates, changes in foreign laws and regulations and other risks related to international operations, including the impact of natural disasters.

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

During fiscal 2012, 2011 and 2010, all of the stock options granted were non-qualified stock options with exercise prices greater than the fair market value on the date of grant. The weighted-average fair value of all stock options granted during fiscal 2012, 2011 and 2010 was $0.04, $0.07 and $0.22 per share, respectively.

There was no stock-based compensation expense associated with the fiscal 2012, 2011 or 2010 restructurings.

The consolidated statements of operations for the years ended February 26, 2012, February 27, 2011 and February 28, 2010 include the following stock based compensation expense:

	February 26, 2012	February 27, 2011	February 28, 2010
Cost of revenue	$54	$119	$882
Selling, marketing, general and administrative	218	247	2,010
Research and development	64	102	1,082

Total stock-based compensation expense	$336	$468	$3,974

Unamortized stock-based compensation expense related to non-vested awards at February 26, 2012 was $369 and is expected to be recognized over a weighted-average period of approximately 1.8 years. There were no unvested grants of restricted stock outstanding and no stock-based compensation costs were capitalized during the years ended February 26, 2012, February 27, 2011 or February 28, 2010.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

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

Changes in the Company’s product warranty liability during the period are as follows:

	February 26, 2012	February 27, 2011	February 28, 2010
Balance, beginning of the period	$98	$100	$179
Current period accrual	136	251	281
Amounts charged to the accrual	(173)	(253)	(360)

Balance, end of the period	$61	$98	$100

NOTE 3 — RESTRUCTURING AND OTHER CHARGES

The following table sets forth the restructuring and other charges for the years ended February 26, 2012, February 27, 2011 and February 28, 2010, respectively.

	Severance and Fringe Benefits	Excess facility charges & other exit costs	Total
Restructuring liability as of February 22, 2009	$2,352	$378	$2,730
Restructuring charges	1,770	(286)	1,484
Currency translation	18	(92)	(74)
Cash payments	(1,803)	-	(1,803)

Restructuring liability as of February 28, 2010	2,337	-	2,337
Restructuring charges	1,694	-	1,694
Currency translation	(71)	-	(71)
Cash payments	(2,662)	-	(2,662)

Restructuring liability as of February 27, 2011	1,298	-	1,298
Restructuring charges	2,368	-	2,368
Currency translation	5	-	5
Cash payments	(1,858)	-	(1,858)

Restructuring liability as of February 26, 2012	$1,813	$-	$1,813

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are reviewed by the Company periodically throughout the year.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Restructuring fiscal 2012

In fiscal 2012, in order to further align spending with current business initiatives, the Company implemented a restructuring program. The restructuring program consisted of a reduction in workforce of approximately 30 employees. The Company recorded a charge of $2,193 related to severance, fringe benefits and relocation costs in connection with this plan. At the end of fiscal 2012, the remaining liability was $1,696.

In addition, as a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, the Company implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction in workforce of 3 marketing professionals and one customer service professional. The Company recorded a charge of $175 related to severance and fringe benefits. At the end of fiscal 2012, the remaining liability was $12.

Restructuring fiscal 2011

In fiscal 2011, the Company reduced operating expenses by lowering its headcount by 29 employees, primarily focused on transitioning the logistics business of the company to our Dublin, Ireland location. The Company recorded a charge of $1,694 related to severance and fringe benefits. At the end of fiscal 2012, the remaining liability was $0.

Restructuring fiscal 2010

In fiscal 2010, the Company reduced operating expenses by lowering its headcount by 26 employees. The Company recorded a charge of $1,770 related to severance and fringe benefits. At the end of fiscal 2012, the remaining liability was $0.

The Company also recorded a credit of $286 related to Ireland Development Authority (“IDA”) grants previously recorded as restructuring expenses. As of June 28, 2009, the remaining grants lapsed, without requiring repayment and the expense originally recorded was reversed through the restructuring expense line in the consolidated statements of operations. At the end of fiscal 2012, there are no remaining IDA grants and as such the remaining liability is $0.

Restructuring fiscal 2009

In the first half of fiscal 2009, an outside consulting firm was hired to review the Company’s business to identify areas for improving profitability. From this profitability analysis, the Company developed a plan to significantly reduce operating expenses. These expense actions included a reduction in worldwide headcount of 91 employees as well as a reduction in operational costs. The Company recorded a charge of $8,390 related to severance and fringe benefits and $262 related to facility charges and other exit costs. At the end of fiscal 2012, the remaining liability was $105.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	February 26, 2012	February 27, 2011
Machinery, computer equipment and software	$45,409	$46,922
Leasehold improvements	10,309	10,162
Service and spare parts	25,791	26,320

Total property and equipment	81,509	83,404
Accumulated depreciation and amortization	(71,019)	(69,709)

Property and equipment, net	$10,490	$13,695

Depreciation and amortization expense relating to property and equipment was $7,281, $8,900 and $10,392 for fiscal 2012, 2011 and 2010, respectively.

NOTE 5 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	February 26, 2012	February 27, 2011
Customer related intangibles	$28,466	$28,466
Core technology	18,671	18,671
Trademark and trade names	3,668	3,600
Capitalized software	3,564	3,564
Patents	1,426	2,001

Total intangible assets	55,795	56,302
Customer related amortization	(28,466)	(28,466)
Core technology amortization	(18,671)	(18,671)
Trademark and trade name amortization	(1,589)	(1,528)
Capitalized software amortization	(3,524)	(3,441)
Patent amortization	(521)	(758)

Total accumulated amortization	(52,771)	(52,864)

Intangible assets, net	$3,024	$3,438

Amortization expense related to intangible assets was $82, $247 and $2,188 in fiscal 2012, 2011 and 2010, respectively. Included in trademarks and trade names is $1,955 of indefinite lived intangible assets.

Estimated future amortization expense related to finite-lived intangible assets at February 26, 2012 is as follows:

Expense
2013	$155
2014	114
2015	114
2016	114
2017 and thereafter	571

Total	$1,068

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

NOTE 6 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 26, 2012	February 27, 2011
Compensation and benefits	$5,090	$5,012
Restructuring	1,813	1,298
Sales use and other taxes	614	764
Other	5,733	5,754

Total	$13,250	$12,828

NOTE 7 — INCOME TAXES

The components of (loss) income before (benefit) provision for income taxes consist of the following:

	February 26, 2012	February 27, 2011	February 28, 2010
United States	$(17,272)	$(10,703)	$1,082
Non-U.S.	(8,221)	330	7,147

(Loss) income before income taxes	$(25,493)	$(10,373)	$8,229

The (benefit) provision for income taxes consists of the following:

	February 26, 2012	February 27, 2011	February 28, 2010
CURRENT
United States — Federal	$30	$587	$615
United States — State	76	173	136
Non-U.S.	1,604	2,923	1,714

Total current	$1,710	$3,683	$2,465
DEFERRED
United States — Federal	–	(725)	(565)
United States — State	–	(103)	(86)
Non-U.S.	(8,413)	(1,335)	(230)

Total deferred	(8,413)	(2,163)	(881)

(Benefit) provision for income taxes	$(6,703)	$1,520	$1,584

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The following table reconciles the United States Federal income tax rate to the rate used in the calculation of the (benefit) provision for income taxes as reported in the financial statements:

	February 26, 2012	February 27, 2011	February 28, 2010
Income tax at U.S. Federal statutory rate	(34.0)%	(34.0)%	34.0%
State income taxes, net of Federal benefit	0.2	0.5	0.4
Tax effect of non-U.S. operations	20.3	11.3	(5.9)
Valuation allowance	(14.1)	35.2	(9.3)
Permanent items	0.9	4.4	1.4
Other, net	0.4	(2.7)	(1.3)

Effective tax rate	(26.3)%	14.7%	19.3%

Deferred income tax assets and (liabilities) are comprised of the following:

	February 26, 2012	February 27, 2011
DEFERRED INCOME TAX ASSETS
Depreciation and amortization	$2,086	$2,551
Inventory/other reserves	4,610	5,712
Intangibles	918	1,085
Net operating loss carryforwards	13,438	12,607
Capital loss carryforwards	665	654
Stock-based compensation	2,062	1,889
Original issue discount	5,373	5,543
Disallowed interest	8,708	4,438
Embedded derivatives	2,799	-
Other	536	201

Total gross deferred income tax assets	41,195	34,680

Deferred income tax asset valuation allowance	(22,914)	(25,699)

Total net deferred income tax assets	18,281	8,981

DEFERRED INCOME TAX LIABILITIES
Prepaid expenses	(30)	(195)
Cancellation of debt income	(5,373)	(5,543)
Accrued royalties	(1,088)	-

Total deferred income tax liabilities	(6,491)	(5,738)

Total net deferred income tax assets	$11,790	$3,243

The Company’s valuation allowance decreased from the prior year principally due to the utilization of net operating losses to offset current taxable income as well as the release of a valuation allowance of $9,275 previously recorded against its deferred income tax assets in Ireland. The Company has generated recent cumulative profitability and is projecting future profits and therefore believes it is more likely than not it will realize its deferred income tax assets in Ireland.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company has recorded a valuation allowance on certain of its foreign, federal and state deferred income tax assets at February 26, 2012, February 27, 2011, and February 28, 2010 where management believes that, after considering all of the available evidence; it is more likely than not that these assets will not be realized.

A tabular roll forward of the Company’s valuation allowance for deferred income tax assets is presented below:

Fiscal year ended	Beginning Balance	Additions	Deductions	Ending Balance
February 28, 2010	$(27,057)	(980)	3,127	$(24,910)
February 27, 2011	$(24,910)	(6,252)	5,463	$(25,699)
February 26, 2012	$(25,699)	(9,331)	12,116	$(22,914)

Loss Carryforwards

As of February 26, 2012, the Company has estimated net operating loss carryforwards of approximately $10,276 in the United States to offset future federal and state taxable income, which will begin to expire in periods 2023 through 2031. The Company also has estimated net operating loss carryforwards and capital loss carryforwards in Ireland of approximately $78,728 and $5,322, respectively, which can be carried forward indefinitely. The deferred income tax assets associated with these net operating loss carryforwards exclude unrealized excess tax benefits from stock option deductions of approximately $257 in Ireland. In accordance with Section 382 of the Internal Revenue Code, the use of some of these U.S. carryforwards will be subject to annual limitations based upon ownership changes of the Company. As a result, the Company has adjusted the U.S. carryforward for the amount expected to be realized.

Unremitted Earnings

No additional provision has been made for U.S. or non-U.S. income taxes related to the undistributed earnings of the wholly-owned subsidiaries of Stratus Technologies Bermuda Holdings, Ltd. or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. As such, earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. The Company has not calculated an estimate of additional income taxes related to permanently reinvested earnings or the basis differences related to investment in subsidiaries. Unremitted earnings at February 26, 2012 and February 27, 2011 approximated $16,000 and $33,000, respectively.

Uncertain income tax positions

At February 26, 2012, the Company had $34 of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. At February 27, 2011, the Company had $68 of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	February 26, 2012	February 27, 2011	February 28, 2010
Balance, beginning of year	$68	$188	$310
Statute of limitation expirations	(43)	(125)	(135)
Foreign currency fluctuation	9	5	13

Balance, end of year	$34	$68	$188

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. All material federal and state income tax matters through the fiscal year ended February 2008 have been concluded. The Company is currently under examination by the U.S. Internal Revenue Service for its fiscal 2010 and fiscal 2011 Federal income tax return. The audit is currently in its discovery stages. The Company believes there is no requirement for any income tax reserves based on the current status of the examination. Substantially all material foreign income tax matters have been concluded through the fiscal year ended February 2005.

The Company does not anticipate any significant changes in the liability for unrecognized tax benefits for uncertain tax positions within the next 12 months.

The Company’s accounting policy is to record estimated interest and penalties related to income tax matters as a component of the income tax provision. As of February 26, 2012 and February 27, 2011, $21 and $37 of interest and penalties were included in the liability for unrecognized tax benefits, respectively.

The statute of limitations for net operating losses utilized in future years will remain open beginning in the year of utilization.

NOTE 8 — DEBT

Debt consists of the following:

	February 26, 2012	February 27, 2011
Senior Secured Notes	$210,003	$215,000
Second Lien Credit Facility, including interest payable-in-kind	89,474	81,755

Total debt before debt discount	$299,477	$296,755

Debt discount	(34,072)	(42,686)

Total	$265,405	$254,069

The weighted-average interest rate of the Senior Secured Notes was 13.8% for both fiscal 2012 and fiscal 2011.

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for fiscal 2012. The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and 15.0% for fiscal 2011, respectively. The Second Lien Credit Facility was refinanced effective April 8, 2010.

There were no borrowings under the Revolving Credit Facility in fiscal 2012. The weighted-average interest rate of the Revolving Credit Facility was 6.3% for fiscal 2011.

On May 31, 2011, the Company made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, pursuant to the terms of the ECF, the Company redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which included a redemption of $4,997 Senior Secured Notes and related premium of $999. A $125 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consisted of a $999 premium, $582 and $200 write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company’s registration of the Senior Notes with the United States Securities and Exchange Commission went effective on April 18, 2011. The Company completed a 100% exchange of the 215,000 units of unregistered Senior Secured Notes for 215,000 units of registered Senior Secured Notes on May 17, 2011.

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

Second Lien Credit Agreement

The Lien 2 Amendment eliminated the maximum net leverage ratio and minimum net interest coverage requirements that had previously existed. A principal payment of $25,000 was required and paid on April 8, 2010 and the remaining principal and interest paid-in-kind is due June 30, 2015. The interest rate was amended to Libor plus 500 and the interest paid-in-kind was increased to 900 basis points. In addition, the Lien 2 holders were also issued 11,080,455.38 shares of Series B ordinary stock and 2,523,554.62 shares of Series B preferred stock, resulting in an aggregate 25% ownership in the Company on a post-issuance basis and entitling the Lien 2 holders to all rights and privileges held by the existing equity holders. The Lien 2 holders will also be issued additional Series B ordinary stock and Series B preferred stock equal to 7.5% of the total issued share capital, in each case as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary stock and Series B preferred stock equal to 52.5% of the total issued ordinary and preferred stock, in each case as in issue immediately after the closing of the refinancing.

As amended, the credit agreement governing the Lien 2 debt contains covenants that restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, change our fiscal year end, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures. The Company is in compliance with all covenants as of February 26, 2012.

The present value of the cash flows under the Second Lien Credit Agreement after the Lien 2 Amendment had been executed is at least ten percent different from the present value of the remaining cash flows under the terms of the Second Lien Credit Agreement before the execution of the Lien 2 Amendment. As a result, the original Second Lien Credit Agreement has been treated as extinguished and recorded as a loss on debt extinguishment of $3,751 in the consolidated statement of operations for the year-to-date period ended February 27, 2011 which represents the Second Lien Credit Agreement unamortized debt discount of $986 and the unamortized financing fees of $2,765 related to the First Lien Credit Agreement and Second Lien Credit Agreement.

Senior Secured Notes and Equity

On April 8, 2010 the Company issued debt and equity and received total proceeds of $207,281. The debt consists of $215,000 principal amount of 12.0% Senior Secured Notes (the “Senior Secured Notes”), with a maturity date of March 29, 2015. The Senior Secured Notes are fully and unconditionally guaranteed by Stratus

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Technologies, Inc., Stratus Technologies Bermuda Ltd. Stratus Technologies Ireland Ltd., SRA Technologies Cyprus Ltd., Cemprus Technologies, Inc. and Cemprus LLC which are wholly owned subsidiaries of the Company, which is also a guarantor. The Senior Secured Notes and related guarantees rank senior to the Second Lien Credit Agreement and future subordinated debt but effectively subordinated to indebtedness under the New Revolving Credit Agreement. The Senior Secured Notes consists of co-borrowers Stratus Technologies, Inc. which is allocated 52% and Stratus Technologies Bermuda Ltd. which is allocated 48% of the $215,000 principal amount. All principal will be paid at maturity and interest is paid semi-annually, in arrears, on April 15 and October 15 of each year beginning on October 15, 2010. On October 15, 2010, the Company made an interest payment of $13,402. On April 15, 2011 and October 17, 2011, the Company made interest payments of $12,900 and $12,600, respectively.

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

The Senior Secured Notes also contain registration rights that required the Company to file a registration statement no later than February 2, 2011 and cause the registration statement to become effective by June 2, 2011. The Company filed an initial registration statement on January 25, 2011, which became effective on April 18, 2011. The covenants contained in the Senior Secured Notes restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interest or indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit the Company’s ability to obtain future financing and make acquisitions or needed capital expenditures. In addition, there is also an event of default under the indenture governing the Senior Secured Notes if the borrowings and stand-by letter of credit obligations under the Revolving Credit Facility exceed $15,000 immediately following the consummation of an ECF offer. The Company is in compliance with all covenants as of February 26, 2012.

The Company, prior to April 15, 2013, may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a premium with the net cash proceeds of certain equity offerings and prior to April 15, 2013 the Company may also redeem at a premium up to 10% of the originally issued principal amount of Senior Secured Notes per year. In addition, the Company may redeem some or all of the Senior Secured Notes at any time prior to April 15, 2013, by paying a “make whole” premium. On or after April 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time. The Bermuda co-borrower may redeem the Bermuda Senior Secured Notes in whole, but not in part, at 100% of their principal amount in the event of certain changes affecting withholding taxes. Upon a change of control, the holders of the Senior Secured Notes will have the right to require the Company to purchase the Senior Secured Notes at a premium. Upon certain asset sales, the Company may be required to offer to use the net proceeds of the asset sale to purchase a portion of the Senior Secured Notes at the principal amount. The Company must make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011, at 120% provided, however that if actual ECF for any annual period is less than $5,000, the amount of ECF for such annual period shall be deemed to be $5,000. For fiscal 2012 the calculated amount of the ECF is $3,719, requiring an ECF offer of $5,000. For fiscal 2011, the calculated amount of the ECF is $2,715 requiring an ECF offer of $5,000. The ECF payment was $4,997.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

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

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

As of February 26, 2012, the fair value of the Equity Offering embedded derivative is $159 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25,026 and $858, respectively, and are recorded as long term liabilities in the consolidated balance sheet. As of February 27, 2011, the fair value of the Equity Offering embedded derivative is $1,473 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $17,219 and $1,736, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued each reporting period and any change in fair value will be recorded in the consolidated statement of operations.

For the twelve month period ended February 26, 2012 and February 27, 2011, the Company recorded a loss of $8,873 and $297, respectively, in the consolidated statement of operations related to the net change in the fair value of the embedded derivatives.

Second Lien Credit Agreement and Senior Secured Notes

The net fair value of the three embedded derivatives was subtracted from the total proceeds received since the derivatives are recorded at fair value in accordance with accounting standards for derivative instruments and hedging activities. The residual amount was then allocated among the other instruments and rights based on their relative fair values. This allocation was performed separately for the Senior Secured Notes (Senior Secured Notes, Series B preferred stock and Series B ordinary stock) and Second Lien Credit Agreement (Notes, Series B preferred stock, Series B ordinary stock and rights to additional Series B preferred stock and Series B ordinary stock) and resulted in the following allocated amounts:

Allocated Amount
Senior Secured Notes	184,458
Second Lien Credit Agreement Notes	58,629
Series B preferred stock	11,451
Series B ordinary stock	5,603
Right to shares of Series B preferred stock	5,518
Right to shares of Series B ordinary stock	1,533

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

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

Revolving Credit Facility

Also on April 8, 2010, Stratus Technologies, Inc. a wholly owned subsidiary of the Company entered into a $25,000 Revolving Credit Agreement, (the “Revolving Credit Facility”) with Jefferies Finance LLC. The Revolving Credit Facility matures September 29, 2014 and is unconditionally guaranteed by the Company and certain of its subsidiaries and is priority to the Senior Secured Notes. The interest rate is variable based on a Libor floor of no lower than 1.50% plus 475. The covenants include, among other requirements compliance with a minimum net interest coverage ratio when the average previous 30 calendar day outstanding balance of Revolving Credit Facility cash borrowings and outstanding stand-by letter of credit obligations exceed $15,000. The minimum net interest coverage ratio requires the Company to maintain a ratio of Consolidated EBITDA (as calculated, thereunder, presented as Adjusted EBITDA elsewhere in this annual report) to cash expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013 and at least 1.25 to 1.00 thereafter. Certain financial tests are required when an ECF offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15,000 and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15,000, along with restrictions on the ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens and pledge assets or engage in saleleaseback transactions and will be subject to maximum capital expenditures. The Company was in compliance with all covenants as of February 26, 2012.

Financing costs related to the Revolving Credit Facility were $1,540 and have been capitalized on the balance sheet and are being amortized to interest expense using the straight line method over the term of the facility.

Capitalized Registration Fees

In connection with the filing of the Company’s initial registration statement on January 25, 2011, the Company capitalized $850 of related fees which are being expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.

The following annual maturities of both short and long-term debt as of February 27, 2011 are exclusive of future accretion of interest paid-in-kind and the maturities related to the Senior Secured Notes assumes that within 95 days after the end of each fiscal year commencing with fiscal 2011, $5,000 per year will be used by the

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Company to make ECF offers. See “Item 5. Operating and Financial Review and Prospects  —  F. Tabular Disclosure of Contractual Obligations” for projected interest paid-in-kind accretion.

Payment
2013	$5,000
2014	5,000
2015	5,000
2016	284,477

Total	$299,477

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Company has commitments under non-cancelable operating leases for office and manufacturing space and certain machinery and equipment. The leases range from one to ten years and generally contain renewal options for periods ranging from one to ten years. Some of the leases contain future rent escalation clauses. Total rental expense on operating leases was $6,789, $6,746 and $6,953 in fiscal 2012, 2011 and 2010, respectively.

The following is a schedule of required future minimum lease payments:

Fiscal year ending	Operating Leases
2013	$5,897
2014	5,352
2015	4,657
2016	4,387
2017 and subsequent years	1,399

Total future minimum lease payments	$21,692

Legal matters

On January 9, 2012, the Company learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against the Company in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that the Company breached its contractual obligations by its late delivery and its failure to deliver to computer systems valued at approximately $900, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

On February 2, 2012 the Company removed the action to the Federal Court Central District of California. On February 15, 2012 the Company filed a motion to dismiss all claims in the complaint except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract cited in the complaint (value of the products at issue). The Company also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint, withdrawing two of its claims, and asserted the remaining claims from its initial complaint. Plaintiff alleged damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

On April 2, 2012, the Company filed a motion to dismiss all claims against the Company except for the breach of contract claims. In response to Plaintiff’s opposition filed April 9, 2012, the Company filed on April 16, 2012 a reply brief in support of its motion to dismiss the First Amended Complaint.

On April 24, 2012 the Federal Court ruled, without oral argument, on the Company’s motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision of the contract to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion. The Federal Court allowed Plaintiff 20 days to file an amended complaint.

On May 11, 2012, Plaintiff served on the Company its Second Amended Complaint, reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages the same as sought by Plaintiff in its First Amended Complaint.

The Company is currently preparing its response to Plaintiff’s the Second Amended Complaint and intend to file that motion on or before May 31, 2012.

The Company intends to vigorously defend this case and believes it has valid legal defenses and counter claims against Plaintiff. Given that discovery has not yet commenced, the Company is unable to estimate any potential contingent losses, if any, nor is adequate information available to estimate such range of loss.

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.

On April 14, 2010, the Company settled a legal matter related to the sale of the Emergent Business and received a final payment of $3,825. See Note 15 for further discussion.

Purchase commitments

As of February 26, 2012 and February 27, 2011, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $3,931 and $3,900, respectively.

Guarantor arrangements

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 26, 2012 and February 27, 2011, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

As permitted under Bermuda and Delaware law, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20,000. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. The Company has no liabilities recorded for these agreements as of February 26, 2012 and February 27, 2011, respectively.

In fiscal 2003, the Company acquired all of the outstanding shares of Cemprus, LLC and its subsidiaries (“Cemprus”) from Platinum Equity, LLC (“Platinum”). Certain of the Company’s subsidiaries entered into an indemnity agreement with Platinum as part of the purchase of Cemprus. Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after the purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus acquisition agreement with Lucent, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. The Company has never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of the end of fiscal 2012 and 2011.

NOTE 10 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at February 26, 2012 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

On April 8, 2010, in connection with the 2010 refinancing (see Note 8), the Company issued 2,523,554.62 Series B redeemable convertible preferred shares, par $1.50, (“Series B preferred shares”) to the Lien 2 Debt Holders and 1,008,350.00 Series B preferred shares to the Senior Secured Note Holders. The redemption preferences for the Series B preferred shares are identical to the Series A redeemable convertible preferred shares. The projected redemption preference for the Series A preferred shares and Series B preferred shares for the next five fiscal years is presented in the table below:

	2013	2014	2015	2016	2017
Series A	$117,924	$127,358	$137,547	$148,551	$160,435

Series B	$63,478	$68,557	$74,041	$79,695	$86,362

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “preference shares”) in the amounts of $109,189 and $58,776 at February 26, 2012, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 8, 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of 1) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding and 2) 91 days after the first date on which no Second Lien Facility debt is outstanding.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

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

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through February 26, 2012.

Redemption

Upon written request and with the consent of the Lien 2 Debt Holders and the Note Holders, each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. As of February 26, 2012, the redemption value of the Series A and Series B preference shares totaled $109,189 and $58,776, respectively.

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

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2003, as defined in the Company’s bye-laws. As of February 26, 2012, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $109,189 and $58,776, respectively.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

issued an additional amount of preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 11 — STOCKHOLDERS’ DEFICIT

Ordinary Shares

On April 8, 2010, in connection with the 2010 refinancing (see Note 8), the Company issued 11,080,455.38 and 4,431,150.00 Series B ordinary shares, par value $0.5801, to the Lien 2 Debt Holders and the Senior Secured Note Holders, respectively. As of February 26, 2012, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,812,184 issued and outstanding shares of ordinary stock. Included in ordinary shares outstanding are 787,278 ordinary shares currently subject to puts.

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

NOTE 12 — STOCK-BASED COMPENSATION

Stock options

The Company established a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its Ordinary Stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. The Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the Plan have a time-based vesting schedule, generally four years, some with a provision for the acceleration of vesting upon the occurrence of certain events. Substantially all options granted under the Plan have terms of ten years. The Plan was amended on February 27, 2003, increasing to 32,530,970 the total shares approved for issuance under the Plan. On February 24, 2009, the Board of Directors approved an amendment and restatement of the Plan extending the duration of the Plan, which was to expire March 1, 2009, through February 23, 2019, amending the transfer restrictions and granting additional information rights to holders of options granted under the Plan. Under the terms of the Plan, shares issued upon the exercise of stock options may be newly-issued shares or treasury shares. As of February 26, 2012, all of the shares issued upon the exercise of stock options have been newly-issued shares.

In March 2009, the Board of Directors approved a two phase employee stock option regrant and exchange program (the “2009 Stock Option Program,” or the “Program”). A total of 3,292,457 stock options were granted under the first phase of the Program on May 1, 2009. A total of 13,687,663 stock options were cancelled and regranted under the second phase of the Program on July 1, 2009. The new stock options granted under the Program have an exercise price of $0.60 per share, which is greater than the fair market value of the Company’s ordinary stock on the dates of grant.

Participation in the 2009 Stock Option Program was conditioned upon the optionees’ continued employment through each respective grant date. All of the new stock options were issued under the Stratus Technologies, Inc. Stock Incentive Plan, as amended and restated, and are subject to its terms and conditions. The new stock options expire ten years from the grant date.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

As the grant of the second phase options represented a modification of the unvested eligible options, the Company (1) measured the fair value of the original options immediately before the modification, and (2) measured the fair value of the modified options, to determine the incremental compensation cost. The sum of the incremental cost and the remaining unrecognized compensation expense for the original options will be recognized over the remaining service period of the options. The Company recognized $2,473 of stock-based compensation expense related to the fully vested portion of these options in 2010. As of February 26, 2012, there was approximately $16 of unamortized stock-based compensation expense related to the unvested portion of the second phase options.

As of February 26, 2012, all of the outstanding options issued under the Plan were non-qualified stock options. Stock options are awards which allow employees to purchase shares of the Company’s stock at a fixed price, over a specific period of time. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years. Awards granted to non-employee members of the Company’s board of directors, if any, vest annually at a rate of approximately 33 percent, are fully vested three years from the date of grant and have a contractual life of ten years.

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

The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted during fiscal 2012, 2011 and 2010:

	February 26, 2012	February 27, 2011	February 28, 2010
Option term (in years) *	8.0	8.0	9.0
Volatility **	35%	37%	45%
Risk-free interest rate (zero coupon U.S. treasury note)	3.4%	3.8%	3.9%
Dividend yield	0%	0%	0%
Weighted-average fair value per option granted	$0.04	$0.07	$0.22

*	The option term is the number of years the Company estimates, using historical data, that options will be outstanding prior to exercise or forfeiture.
**

The Company’s estimates of expected volatility are principally based on daily price changes of the stock of comparable public companies over the expected option term as well as guidance provided by the accounting standard for stock based compensation.

There was one stock option exercise of 3,000 shares during fiscal 2012, at a total exercise price of $2. At the time of the exercise, the fair market value of the underlying shares was less than the exercise price. There were no cash settlements of equity instruments during fiscal 2012, 2011 or 2010. The Company recognized no windfall tax benefits in connection with the exercise of stock options during fiscal 2012, 2011 and 2010.

At February 26, 2012, there were 31,954,018 authorized but unissued shares of ordinary stock reserved for issuance under the Stratus Technologies, Inc. Stock Incentive Plan.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Stock option activity under the Plan was as follows:

	Shares under options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding at February 27,2011	22,233,973	$0.72	7.61
Granted	368,750	$0.60
Canceled	(1,586,658)	$0.65
Forfeited	(462,000)	$0.61
Exercised	(3,000)	$0.60

Outstanding at February 26,2012	20,551,065	$0.72	6.58

Exercisable at February 26, 2012	17,687,390	$0.74	6.38
Exercisable and expected to vest at February 26, 2012	20,390,365	$0.72	6.57

The following table summarizes information about stock options outstanding and exercisable as of February 26, 2012:

Exercise price	Outstanding Number	Weighted-average remaining contractual life	Exercisable Number	Weighted Average Exercise Price
$0.60	17,984,464	7.36	15,133,089	$0.60
$1.50	2,250,903	1.00	2,250,903	$1.50
$2.00	309,398	1.83	297,098	$2.00
$4.52	6,300	4.12	6,300	$4.52

$0.60-$4.52	20,551,065	6.58	17,687,390	$0.74

There were 11,402,953 shares available for grant under the Plan at February 26, 2012.

NOTE 13 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, were as follows:

	February 26, 2012	February27, 2011	February 28, 2010
Unrealized foreign currency translation adjustment	$1,267	$1,207	$(117)
Unrealized (loss) gain on corporate equity security, net of tax	(2)	2	(20)

Accumulated other comprehensive income (loss)	$1,265	$1,209	$(137)

NOTE 14 — EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. In March 2011 the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $429, $0 and $0 during fiscal 2012, 2011 and 2010, respectively. The fiscal 2012 expense is for the time period of January 2011 through February 2012 relating to this plan. Employees in several countries outside of the U.S. are covered by defined benefit and defined contribution plans in accordance with applicable government regulations and local practices. Expenses

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

attributable to these plans were $588, $518 and $680 during fiscal 2012, 2011 and 2010 respectively. At the end of fiscal 2012, the Company had $47 in short term liabilities relating to pension related to an employee terminating within the next year.

NOTE 15 — SALE OF A SUBSIDIARY

On January 2, 2009, the Company sold the Emergent Networks Telecommunications Infrastructure Control Environment VOIP Software business and certain net assets related to our Telecommunications Business (collectively, the “Emergent Business”) for $1,900 in cash and $5,000 in an 8% two year, note receivable. Assets sold included specific telecommunication inventory and fixed assets, prepaid expenses, intangible assets and certain product and service contracts. Liabilities assumed by the acquirer consisted of accrued vacation for 43 employees and contractors that were transferred, along with accounts payable and deferred revenue. The Company recorded a gain on disposal of approximately $818 in fiscal 2010, which was included in profit from operations and recorded the note receivable and related interest on a cash basis.

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

NOTE 16 — SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company’s chief decision-maker, as defined under the authoritative guidance for disclosures about segments of an enterprise and related information, is the Chief Executive Officer. The Company operates in one operating segment: providing of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company is not organized by market, and is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The Company does not operate any separate lines of business or separate business entities with respect to its services.

	United States	Japan	EMEA	Asia	Other	Total
Revenues from external customers
Product
2010	$23,115	$16,659	$11,990	$12,632	$2,318	$66,714
2011	18,991	19,498	16,051	12,829	3,735	71,104
2012	18,915	23,076	17,233	12,128	1,214	72,566

Service
2010	$63,725	$30,228	$33,399	$10,326	$21	$137,699
2011	64,799	29,359	29,757	11,164	12	135,091
2012	62,563	30,565	28,854	11,787	1	133,770

Long-lived assets
2011	$11,325	$1,502	$2,338	$606	$1,310	$17,081
2012	8,361	1,459	2,167	563	583	13,133

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

“EMEA” is comprised of Europe, the Middle East and Africa. The “Other” category includes Bermuda, Canada, Mexico, Central America and South America.

The following table shows the total product revenue by product line for the fiscal years ended February 2012, 2011 and 2010:

	February 26, 2012	February 27, 2011	February 28, 2010
Legacy	$17,574	$21,821	$24,813
ftServer	52,838	48,137	41,738
Avance	2,154	1,146	163

Total product revenue	$72,566	$71,104	$66,714

For fiscal 2012, 2011 and 2010, no customer accounted for more than 10% of the Company’s total revenue.

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

As of February 26, 2012 and February 27, 2011, the Company had an outstanding accounts receivable balance of $238 and $257 and an outstanding accounts payable balance of $2,079 and $1,479, respectively, with NEC. In addition, during the fiscal years ended February 26, 2012, February 27, 2011 and February 28, 2010, the Company recognized revenue from transactions with NEC of $2,095, $1,938 and $1,512, respectively.

In fiscal 2006, the Company entered into an agreement for management, advisory, strategic planning and consulting services with two significant investors for a yearly fee of $700, which renew on an annual basis. The payment of the yearly fee is restricted by financial performance covenants contained in the 2007 Amendment (see Note 8). Accrued expenses related to this yearly fee totaled $3,092 and $2,392 at February 26, 2012 and February 27, 2011, respectively. In fiscal 2012, 2011 and 2010 an expense of $700 was recorded through the management fee expense line in the consolidated statement of operations for each fiscal year.

In addition, certain managers are party to put option agreements (the “Management Put Options”) pursuant to which such managers have the right to sell to Holdings all (but not less than all) of the ordinary shares held by them under the terms of a Management Shareholder Agreement, at the price at which they purchased such shares, upon the occurrence of certain triggering events, including liquidations, dissolutions or other winding up, or mergers, acquisitions, changes of control or similar events. The total amount payable under the Management Put Options at February 26, 2012 of $1,181 was recorded in redeemable convertible preferred stock and redeemable ordinary stock.

The put value of outstanding redeemable ordinary shares in the amount of $1,270 and $1,329 was included in stockholders’ deficit at February 27, 2011 and February 28, 2010, respectively. These amounts have been

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

reclassified from stockholders’ deficit to redeemable convertible preferred stock and redeemable ordinary stock at February 27, 2011 and February 28, 2010, respectively. The change in classification did not have a material impact on our financial statements or results.

NOTE 18 — CONSOLIDATING FINANCIAL STATEMENTS

The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. and the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1.	Consolidating balance sheets as of February 26, 2012 and February 27, 2011.

2.	Consolidating statements of operations and cash flows for each of the three fiscal years in the period ended February 26, 2012, February 27, 2011 and February 28, 2010.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of February 26, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$93	$262	$8,389	$11,767	$6,999	$-	$27,510
Accounts receivable, net of allowance for doubtful accounts	-	75	7,968	18,558	10,700	(235)	37,066
Intercompany receivable	-	-	44,655	-	10,581	(55,236)	-
Inventory	-	-	7,028	798	2,925	(2,867)	7,884
Deferred income taxes	-	-	232	-	1,381	-	1,613
Income taxes receivable	-	-	146	89	-	(235)	-
Prepaid expenses and other current assets	529	47	2,085	371	2,566	(1,144)	4,454

Total current assets	622	384	70,503	31,583	35,152	(59,717)	78,527
Property and equipment, net	-	-	8,127	1,129	1,234	-	10,490
Intangible assets, net	-	2,984	40	-	-	-	3,024
Goodwill	-	6,197	1,306	1,345	743	-	9,591
Deferred income taxes	-	-	-	9,858	1,626	-	11,484
Deferred financing fees	654	3,689	4,873	-	-	-	9,216
Investment in subsidiaries	-	33,275	40,452	1,904	-	(75,631)	-
Other assets	583	76	345	38	1,768	-	2,810
Long-term intercompany receivable	7,850	-	87,443	-	-	(95,293)	-

Total assets	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$-	$2,400	$2,600	$-	$-	$-	$5,000
Accounts payable	-	-	2,550	2,806	3,536	(1,039)	7,853
Intercompany payable	2,880	39,911	-	12,445	-	(55,236)	-
Accrued expenses	129	4	6,399	1,284	5,774	(340)	13,250
Accrued interest payable	-	4,613	4,995	-	-	-	9,608
Income taxes payable	-	132	-	-	206	(235)	103
Deferred income taxes	-	-	-	1,075	-	-	1,075
Deferred revenue	-	-	1,036	32,871	1,521	-	35,428

Total current liabilities	3,009	47,060	17,580	50,481	11,037	(56,850)	72,317
Long-term debt, net of discount	-	125,247	135,158	-	-	-	260,405
Long-term intercompany payable	-	37,850	-	57,443	-	(95,293)	-
Liability in subsidiaries	1,733	-	-	-	-	(1,733)	-
Embedded derivatives	-	12,424	13,460	-	-	-	25,884
Long term deferred income taxes	-	-	232	-	-	-	232
Deferred revenue and other liabilities	-	962	6,360	5,627	2,477	-	15,426

Total liabilities	4,742	223,543	172,790	113,551	13,514	(153,876)	374,264

Redeemable convertible preferred stock and redeemable ordinary shares
Series A redeemable convertible preferred stock	109,189	-	-	-	-	-	109,189
Series B redeemable convertible preferred stock	58,776	-	-	-	-	-	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	-	-	-	-	-	5,518
Ordinary shares subject to puts	1,181	-	-	-	-	-	1,181

Total redeemable convertible preferred stock and redeemable ordinary shares	174,664	-	-	-	-	-	174,664

Stockholders’ (deficit) equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B Ordinary Stock	8,998	-	-	-	-	-	8,998
Additional paid in capital	-	53,669	65,742	-	4,008	(123,419)	-
Accumulated (deficit) income	(194,952)	(230,678)	(45,490)	(70,392)	16,959	74,247	(450,306)
Accumulated other comprehensive income	-	-	47	328	724	167	1,265

Total stockholders’ (deficit) equity	(169,697)	(176,938)	40,299	(67,694)	27,009	(76,765)	(423,786)

Total liabilities, redeemable convertible preferred stock, redeemable ordinary stock, and stockholders’ (deficit) equity	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of February 27, 2011

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20	$580	$3,819	$16,830	$6,851	$-	$28,100
Accounts receivable, net of allowance for doubtful accounts	-	75	6,658	20,432	10,914	-	38,079
Intercompany receivable	30,654	-	86,599	-	10,547	(127,800)	-
Inventory	-	-	6,893	1,095	1,774	(2,277)	7,485
Deferred income taxes	-	-	-	-	1,440	-	1,440
Income taxes receivable	-	-	163	73	-	(236)	-
Prepaid expenses and other current assets	500	116	2,389	271	1,319	(225)	4,370

Total current assets	31,174	771	106,521	38,701	32,845	(130,538)	79,474
Property and equipment, net	-	-	11,094	992	1,609	-	13,695
Intangible assets, net	-	3,098	340	-	-	-	3,438
Goodwill	-	6,197	1,306	1,345	736	-	9,584
Deferred income taxes	-	-	-	-	1,803	-	1,803
Deferred financing fees	-	4,709	6,284	-	-	-	10,993
Investment in subsidiaries		42,252	39,012	1,888	-	(83,152)	-
Other assets	1,304	732	1,018	57	1,756	-	4,867
Long-term intercompany receivable	-	-	48,125	-	-	(48,125)	-

Total assets	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$-	$2,400	$2,600	$-	$-	$-	$5,000
Accounts payable	-	-	2,031	2,622	2,676	(38)	7,291
Intercompany payable	22	56,431	8,079	63,268	-	(127,800)	-
Accrued expenses	317	33	6,001	1,384	5,280	(187)	12,828
Accrued interest payable	-	5,103	5,522	-	-	-	10,625
Income taxes payable	-	132	-	-	389	(236)	285
Deferred revenue	-	-	493	34,120	1,586	-	36,199

Total current liabilities	339	64,099	24,726	101,394	9,931	(128,261)	72,228
Long-term debt, net of discounts	-	119,770	129,299	-	-	-	249,069
Long-term intercompany payable	-	48,125	-	-	-	(48,125)	-
Liability in subsidiaries	8,382	-	-	-	-	(8,382)	-
Embedded derivatives	-	9,098	9,857	-	-	-	18,955
Deferred revenue and other liabilities	-	890	5,670	5,213	2,555	-	14,328

Total liabilities	8,721	241,982	169,552	106,607	12,486	(184,768)	354,580
Redeemable convertible preferred stock and redeemable ordinary stock:
Series A redeemable convertible preferred stock	101,101	-	-	-	-	-	101,101
Series B redeemable convertible preferred stock	54,423	-	-	-	-	-	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	-	-	-	-	-	5,518
Ordinary shares subject to puts	1,270	-	-	-	-	-	1,270

Total redeemable convertible preferred stock and redeemable ordinary stock	162,312	-	-	-	-	-	162,312
Stockholders’ (Deficit) Equity:
Ordinary stock	16,221	71	20,000	2,370	5,318	(27,759)	16,221
Series B Ordinary Stock	8,998	-	-	-	-	-	8,998
Additional paid in capital	-	29,562	53,236	-	4,039	(86,837)	-
Accumulated (deficit) income	(163,774)	(213,856)	(29,181)	(66,309)	16,272	37,382	(419,466)
Accumulated other comprehensive income	-	-	93	315	634	167	1,209

Total stockholders’ (deficit) equity	(138,555)	(184,223)	44,148	(63,624)	26,263	(77,047)	(393,038)

Total liabilities., redeemable convertible preferred stock, redeemable ordinary stock, and stockholders’ (deficit) equity	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twelve-month period ended February 26, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
REVENUE
Product	$-	$459	$20,578	$7,830	$43,699	$-	$72,566
Service	-	300	8,642	110,908	13,920	-	133,770
Intercompany	-	46,837	79,097	31,079	17,585	(174,598)	-

Total revenue	-	47,596	108,317	149,817	75,204	(174,598)	206,336

COST OF REVENUE
Product	-	496	15,376	26,602	30,122	(38,948)	33,648
Service	-	50	27,883	3,819	24,759	-	56,511
Intercompany	-	29,116	-	104,375	1,572	(135,063)	-

Total cost of revenue	-	29,662	43,259	134,796	56,453	(174,011)	90,159

Gross profit	-	17,934	65,058	15,021	18,751	(587)	116,177

OPERATING EXPENSES
Research and development	-	-	27,468	-	-	-	27,468
Sales and marketing	-	-	16,699	197	14,485	-	31,381
General and administrative	1,164	44	15,709	293	3,784	-	20,994
Restructuring charges	-	-	1,639	-	729	-	2,368
Intercompany	-	554	(1,639)	1,814	(729)	-	-
Management fees	500	-	700	-	-	-	1,200

Total operating expenses	1,664	598	60,576	2,304	18,269	-	83,411

Profit (loss) from operations	(1,664)	17,336	4,482	12,717	482	(587)	32,766
Interest income	-	1	2	193	9	-	205
Interest expense	(177)	(23,002)	(25,154)	-	(1)	-	(48,334)
Interest income (expense), intercompany	608	(2,189)	8,106	(6,525)	-	-	-
Loss on extinguishment of debt	(90)	(543)	(589)	-	-	-	(1,222)
Loss on change in fair value for embedded derivatives	-	(4,259)	(4,614)	-	-	-	(8,873)
Other (expense) income, net	(10)	(52)	(273)	469	(123)	(46)	(35)
Other income (expense), intercompany	-	-	30	(1,336)	1,306	-	-

(Loss) income before income taxes	(1,333)	(12,708)	(18,010)	5,518	1,673	(633)	(25,493)
(Benefit) provision for income taxes	-	92	180	(7,866)	891	-	(6,703)
Equity in profit (loss) in subsidiaries	(17,457)	(4,023)	1,509	16	-	19,955	-

Net (loss) income	$(18,790)	$(16,823)	$(16,681)	$13,400	$782	$19,322	$(18,790)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twelve-month period ended February 27, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
REVENUE
Product	$-	$370	$20,255	$6,078	$44,401	$-	$71,104
Service	-	375	8,974	112,116	13,626	-	135,091
Intercompany	-	46,037	84,298	32,975	16,780	(180,090)	-

Total revenue	-	46,782	113,527	151,169	74,807	(180,090)	206,195

COST OF REVENUE
Product	-	215	17,522	27,547	30,708	(43,100)	32,892
Service	-	-	31,967	3,290	23,113	(11)	58,359
Intercompany	-	29,131	-	106,791	3,126	(139,048)	-

Total cost of revenue	-	29,346	49,489	137,628	56,947	(182,159)	91,251

Gross profit	-	17,436	64,038	13,541	17,860	2,069	114,944

OPERATING EXPENSES
Research and development	-	-	27,483	30	-	(44)	27,469
Sales and marketing	-	-	16,248	4	13,415	(24)	29,643
General and administrative	390	145	14,896	437	3,882	97	19,847
Amortization of intangibles	-	52	-	-	-	-	52
Restructuring charges	-	-	1,632	1	61	-	1,694
(Gain) on sale of subsidiary	-	(3,655)	-	-	-	-	(3,655)
Intercompany	-	-	(1,632)	1,693	(61)	-	-
Management fees	417	-	700	-	-	-	1,117

Total operating expenses	807	(3,458)	59,327	2,165	17,297	29	76,167

Profit (loss) from operations	(807)	20,894	4,711	11,376	563	2,040	38,777
Interest income	-	41	7	28	4	-	80
Interest expense	-	(20,825)	(22,903)	-	-	-	(43,728)
Interest income (expense), intercompany	608	(2,117)	8,195	(6,686)	-	-	-
Loss on extinguishment of debt	-	(1,724)	(2,027)	-	-	-	(3,751)
Loss on change in fair value for embedded derivatives	-	(142)	(155)	-	-	-	(297)
Other (expense), net	(10)	(54)	(365)	(685)	(215)	(125)	(1,454)
Other income (expense), intercompany	-	-	-	(1,398)	1,398	-	-

(Loss) income before income taxes	(209)	(3,927)	(12,537)	2,635	1,750	1,915	(10,373)
Provision (benefit) for income taxes	-	86	(12)	930	516	-	1,520
Equity in profit (loss) in subsidiaries	(11,684)	(9,587)	2,568	15	-	18,688	-

Net (loss) income	$(11,893)	$(13,600)	$(9,957)	$1,720	$1,234	$20,603	$(11,893)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twelve-month period ended February 28, 2010

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
REVENUE
Product	$-	$84	$23,853	$6,211	$36,566	$-	$66,714
Service	-	-	6,541	117,486	13,672	-	137,699
Intercompany	-	47,563	80,195	27,078	17,499	(172,335)	-

Total revenue	-	47,647	110,589	150,775	67,737	(172,335)	204,413

COST OF REVENUE
Product	-	234	11,386	23,117	24,906	(29,632)	30,011
Service	-	-	32,360	3,334	26,095	(223)	61,566
Intercompany	-	33,974	-	107,366	-	(141,340)	-

Total cost of revenue	-	34,208	43,746	133,817	51,001	(171,195)	91,577

Gross profit	-	13,439	66,843	16,958	16,736	(1,140)	112,836

OPERATING EXPENSES
Research and development	-	-	30,456	31	-	(207)	30,280
Sales and marketing	-	-	15,654	-	13,338	(125)	28,867
General and administrative	450	48	15,240	378	3,525	(448)	19,193
Amortization of intangibles	-	290	-	1,685	-	-	1,975
Restructuring charges	-	-	814	(294)	964	-	1,484
(Gain) loss on sale of subsidiary	-	(900)	101	(19)	-	-	(818)
Intercompany	-	-	(814)	1,924	(1,015)	(95)	-
Management fees	-	-	700	-	-	-	700

Total operating expenses	450	(562)	62,151	3,705	16,812	(875)	81,681

Profit (loss) from operations	(450)	14,001	4,692	13,253	(76)	(265)	31,155
Interest income	1	400	19	28	13	-	461
Interest expense	-	(11,680)	(13,613)	(13)	(1)	-	(25,307)
Interest income (expense), intercompany	608	(2,134)	9,776	(8,250)	-	-	-
Other income (expense), net	(10)	(88)	(117)	2,222	(56)	(31)	1,920
Other income (expense), intercompany	-	-	(317)	(1,381)	1,698	-	-

Income (loss) before income taxes	149	499	440	5,859	1,578	(296)	8,229
Provision for income taxes	-	133	101	925	425	0	1,584
Equity in profit (loss) in subsidiaries	6,496	6,425	1,508	20	-	(14,449)	-

Net income (loss)	$6,645	$6,791	$1,847	$4,954	$1,153	$(14,745)	$6,645

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twelve-month period ended February 26, 2012

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
Operating activities
Cash flows provided by (used in) operating activities:
Net (loss) income	$(18,790)	$(16,823)	$(16,681)	$13,400	$782	$19,322	$(18,790)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	-	8	6,052	387	916	-	7,363
Amortization of deferred financing cost and debt discount	177	4,798	5,526	-	-	-	10,501
Stock-based compensation	-	-	297	-	39	-	336
Deferred tax (income) expense	-	-	-	(8,782)	369	-	(8,413)
Provision for doubtful accounts	-	-	7	118	(4)	-	121
Inventory provision	-	-	546	48	122	-	716
Loss on extinguishment of debt	90	543	589	-	-	-	1,222
Premium on ECF payment	-	(480)	(519)	-	-	-	(999)
Loss on change in fair value of embedded derivatives	-	4,260	4,613	-	-	-	8,873
Loss on sale of asset	-	-	13	-	-	-	13
Loss on retirement of property and equipment	-	-	144	-	-	-	144
Loss on abandoned patents	-	424	-	-	-	-	424
Interest payable-in-kind	-	3,785	4,086	-	-	-	7,871
Equity in profit (loss) subsidiaries	17,457	4,023	(1,509)	(16)	-	(19,955)	-
Changes in assets and liabilities:
Accounts receivable	-	-	(1,318)	1,757	308	235	982
Inventory	-	-	(1,605)	249	(1,245)	589	(2,012)
Prepaid expenses and other current assets	(29)	69	303	(100)	(1,247)	920	(84)
Accounts payable	1,554	(15,161)	7,773	6,731	591	(958)	530
Accrued expenses	(188)	(30)	397	(131)	399	(153)	294
Interest payable	-	(490)	(527)	-	-	-	(1,017)
Income taxes payable	-	-	18	(17)	(143)	-	(142)
Deferred revenue	-	-	542	(1,108)	(84)	-	(650)
Proceeds (payments) on intercompany dividend	-	17,428	-	(17,428)	-	-	-
Other long-term assets and liabilities	64	(173)	1,621	(229)	(149)	-	1,134

Net cash provided by (used in) operating activities	335	2,181	10,368	(5,121)	654	-	8,417

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	-	-	(3,233)	-	(432)	-	(3,665)
Proceeds from the disposition of property and equipment	-	-	19	-	-	-	19
Other long-term assets	-	(100)	-	-	-	-	(100)

Net cash used in investing activities	-	(100)	(3,214)	-	(432)	-	(3,746)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	-	(2,399)	(2,598)	-	-	-	(4,997)
Payment of debt and equity issuance fees	(264)	-	(44)	-	-	-	(308)
Proceeds from the exercise of stock options	2	-	-	-	-	-	2
Proceeds (payments) on intercompany financing	-	(10,999)	-	10,999	-	-	-
Proceeds (payments) on intercompany financing	-	10,999	-	(10,999)	-	-	-

Net cash used in financing activities	(262)	(2,399)	(2,642)	-	-	-	(5,303)

Effect of exchange rate changes on cash	-	-	58	58	(74)	-	42
Net (decrease) increase in cash and cash equivalents	73	(318)	4,570	(5,063)	148	-	(590)
Cash and cash equivalents at beginning of year	20	580	3,819	16,830	6,851	-	28,100

Cash and cash equivalents at end of year	$93	$262	$8,389	$11,767	$6,999	$-	$27,510

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twelve-month period ended February 27, 2011

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
Operating activities
Cash flows (used in) provided by operating activities:
Net (loss) income	$(11,893)	$(13,600)	$(9,957)	$1,720	$1,234	$20,603	$(11,893)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	-	163	7,381	426	1,159	18	9,147
Amortization of deferred financing cost and debt discount	-	3,918	4,548	-	-	-	8,466
Stock-based compensation	-	-	384	9	75	-	468
Deferred tax income	-	-	(828)	(1,288)	(47)	-	(2,163)
Provision for doubtful accounts	-	-	(18)	270	(89)	-	163
Inventory provision	-	-	1,472	(541)	28	-	959
Loss on extinguishment of debt	-	1,724	2,027	-	-	-	3,751
Loss on change in fair value of embedded derivatives	-	142	155	-	-	-	297
(Gain) on sale of subsidiary	-	(3,655)	-	-	-	-	(3,655)
Loss on sale of asset	-	-	27	-	-	-	27
Loss on retirement of property and equipment	-	-	482	-	-	-	482
Interest payable-in-kind	-	3,170	3,390	-	-	-	6,560
Equity in profit (loss) subsidiaries	11,684	9,587	(2,568)	(15)	-	(18,688)	-
Changes in assets and liabilities:
Accounts receivable	-	(75)	3,149	3,083	(2,317)	-	3,840
Inventory	-	-	(3,055)	1,468	1,329	(2,057)	(2,315)
Prepaid expenses and other current assets	(500)	(9)	715	(240)	1,599	(354)	1,211
Accounts payable	1,466	3,912	(7,081)	26	561	395	(721)
Accrued expenses	325	(20)	167	(263)	(373)	83	(81)
Interest payable	-	3,713	4,022	-	-	-	7,735
Income taxes payable	-	12	22	57	93	-	184
Deferred revenue	-	-	(1,194)	(4,050)	(657)	-	(5,901)
Other long-term assets and liabilities	25	(831)	2,593	1,132	269	-	3,188

Net cash provided by operating activities	1,107	8,151	5,833	1,794	2,864	-	19,749

Investing activities
Cash flows (used in) provided by investing activities:
Acquisition of property and equipment	-	-	(5,280)	(262)	(696)	-	(6,238)
Proceeds from sale of subsidiary	-	3,555	-	-	-	-	3,555
Other long-term assets	-	(86)	-	-	-	-	(86)

Net cash (used in) provided by investing activities	-	3,469	(5,280)	(262)	(696)	-	(2,769)

Financing activities
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	-	99,495	107,786	-	-	-	207,281
Payments on long-term debt	-	(105,359)	(112,641)	-	-	-	(218,000)
Payment of debt and equity issuance fees	(1,218)	(5,189)	(7,108)	-	-	-	(13,515)
Proceeds (payments) on intercompany financing	-	-	15,000	(15,000)	-	-	-
Proceeds from revolving credit facility	-	-	8,000	-	-	-	8,000
Payments on revolving credit facility	-	-	(30,000)	-	-	-	(30,000)

Net cash used in financing activities	(1,218)	(11,053)	(18,963)	(15,000)	-	-	(46,234)

Effect of exchange rate changes on cash	-	8	35	-	543	-	586
Net (decrease) increase in cash and cash equivalents	(111)	575	(18,375)	(13,468)	2,711	-	(28,668)
Cash and cash equivalents at beginning of year	131	5	22,194	30,298	4,140	-	56,768

Cash and cash equivalents at end of year	$20	$580	$3,819	$16,830	$6,851	-	$28,100

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twelve-month period ended February 28, 2010

CONSOLIDATING STATEMENT OF CASH FLOW

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(In thousands)
Operating activities
Cash flows from operating activities:
Net income (loss)	$6,645	$6,791	$1,847	$4,954	$1,153	$(14,745)	$6,645
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	420	9,315	2,240	1,608	(1,003)	12,580
Amortization of deferred financing cost and debt discount	—	1,163	1,433	—	—	—	2,596
Stock-based compensation	—	—	3,413	16	545	—	3,974
Non-cash portion of restructuring and other charges	—	—	(286)	—	—	—	(286)
Deferred tax income	—	—	—	—	(881)	—	(881)
Provision for doubtful accounts	—	—	30	959	103	—	1,092
Inventory provision	—	—	1,579	(800)	881	—	1,660
Gain (loss) from sale of subsidiary	—	(900)	101	(19)	—	—	(818)
Loss on sale of asset	—	—	8	—	—	—	8
Loss on retirement of property and equipment	—	—	301	—	—	—	301
Interest payable-in-kind	—	374	399	—	—	—	773
Equity in profit (loss) subsidiaries	(6,496)	(6,425)	(1,508)	(20)	—	14,449	—
Changes in assets and liabilities:
Accounts receivable	—	—	(2,691)	6,150	8,241	—	11,700
Inventory	—	—	(4,051)	538	134	1,263	(2,116)
Prepaid expenses and other current assets	—	—	7	74	(79)	150	152
Accounts payable	(450)	(929)	20,079	(9,829)	(13,947)	(49)	(5,125)
Accrued expense	5	55	(5,993)	(1,892)	(1,978)	(65)	(9,868)
Interest payable	—	734	804	—	—	—	1,538
Income taxes payable	—	120	(1)	(91)	146	—	174
Deferred revenue	—	(18)	494	5,004	(563)	—	4,917
Other long-term assets and liabilities	(111)	200	(500)	(997)	2,371	—	963

Net cash provided by (used in) operating activities	(407)	1,584	24,781	6,287	(2,266)	—	29,979

Investing activities
Cash flows (used in) provided by investing activities:
Acquisition of property and equipment	—	—	(4,368)	(391)	(1,014)	—	(5,773)
Proceeds from sale of subsidiary	—	1,000	—	—	—	—	1,000
Price adjustment for sale of subsidiary	—	—	(110)	—	—	—	(110)
Other long-term assets	—	(67)	—	—	—	—	(67)

Net cash (used in) provided by investing activities	—	933	(4,478)	(391)	(1,014)	—	(4,950)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(967)	(1,033)	—	—	—	(2,000)
Payment of debt and equity issuance fees	—	(272)	(294)	—	—	—	(566)
Payment on interest rate swap and collar	—	(1,296)	(1,405)	—	—	—	(2,701)
Proceeds from revolving credit facility	—	—	24,000	—	—	—	24,000
Payments on revolving credit facility	—	—	(24,000)	—	—	—	(24,000)

Net cash used in financing activities	—	(2,535)	(2,732)	—	—	—	(5,267)

Effect of exchange rate changes on cash	1	1	56	—	1,923	—	1,981
Net increase (decrease) in cash and cash equivalents	(406)	(17)	17,627	5,896	(1,357)	—	21,743
Cash and cash equivalents at beginning of year	537	22	4,567	24,402	5,497	—	35,025

Cash and cash equivalents at end of year	$131	$5	$22,194	$30,298	$4,140	$—	$56,768

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

NOTE 19 — SUBSEQUENT EVENTS

On April 25, 2012 the Company acquired certain assets of Data Research and Applications, Inc. of Nashville, Tennessee for consideration of approximately $1,175. Assets acquired include intangible assets, fixed assets and inventory. This acquisition will be accounted for under the purchase method of accounting. The purchase price will be allocated to tangible and intangible assets based on their estimated fair values and is still in progress due to the timing of the acquisition.