Form 20-F
period 2013-02-24
Stratus Technologies Bermuda Holdings Ltd.
filed 2013-05-16
CIK 1507842

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 24, 2013

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☒ Yes  ☐ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

*	Although the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has filed all such reports for the preceding 12 months.

INTRODUCTION AND USE OF CERTAIN TERMS

Stratus Technologies Bermuda Holdings Ltd. (“Holdings”) is a company formed under the laws of Bermuda. Except as otherwise expressly set forth in this document, the terms the “Company,” “we,” “us,” “our” and “Stratus” refer collectively to Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries, as well as the predecessor entities of the same.

The financial statements included in this annual report are prepared on the basis of generally accepted accounting principles in the United States, or U.S. GAAP. References in this annual report to fiscal 2013, 2012 and 2011 are to the fiscal years ended February 24, 2013 (also referred to as the “year-to-date fiscal period ended February 24, 2013” or the “year-to-date period ended February 24, 2013”), February 26, 2012 (also referred to as the “year-to-date fiscal period ended February 26, 2012” or the “year-to-date period ended February 26, 2012”) and February 27, 2011 (also referred to as the “year-to-date fiscal period ended February 27, 2011” or the “year-to-date period ended February 27, 2011”), respectively. The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. References to “USD,” “dollars” or “$” are to United States dollars.

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

MARKET AND INDUSTRY DATA

Market and certain other data used throughout this annual report (including data regarding the availability of our servers, customer satisfaction and projections regarding the growth of the market for fault-tolerant and high-availability servers) are based on the good faith estimates of our management, which are derived from our management’s review of internal company surveys, independent industry surveys from, among others, International Data Group Inc. (“IDC”), Continuity Software, and other publicly available information.

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

TRADE NAMES AND TRADEMARKS

Stratus®, ftServer®, Continuum®, ActiveServiceTM, CALM®, Stratus Avance®, Marathon®, everRun® and everRun MX®, are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

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

Current information in this annual report has been updated to May 16, 2013, and Stratus undertakes no duty to further update this information, unless we are required to do so under applicable securities laws. All other information in this annual report is presented as of the specific date noted. Readers should carefully review “Item 3. Key Information — D. Risk Factors” for additional discussion of risks that could affect our results.

ITEM 1.	IDENITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The statement of operations and cash flows data for fiscal 2013, 2012 and 2011, along with the balance sheet data for fiscal 2013 and 2012 presented below has been derived from our audited consolidated financial statements included elsewhere herein. The balance sheet data for fiscal 2011 and selected historical consolidated financial data for fiscal 2010 and 2009 has been derived from audited consolidated financial statements not included in this annual report. Certain other information presented below has been derived from “Item 5. Operating and Financial Review and Prospects — A. Operating Results” in this annual report. For additional information, see “Item 18. Financial Statements.”

	Fiscal Year Ended
	February 24, 2013	February 26, 2012	February 27, 2011	February 28, 2010	February 22, 2009
	(Dollars in thousands)
Statement of Operations Data (1):
Revenue
Product	$73,720	$72,491	$71,104	$66,849	$92,227
Service	131,435	133,188	134,754	139,878	149,896

Total revenue	205,155	205,679	205,858	206,727	242,123
Total cost of revenue	84,993	89,857	91,221	91,651	114,539

Gross profit	120,162	115,822	114,637	115,076	127,584
Total operating expenses	84,718	83,411	76,167	81,887	106,966

Profit from operations	35,444	32,411	38,470	33,189	20,618
Interest income	28	205	80	461	235
Interest expense	(49,996)	(48,334)	(43,728)	(25,350)	(32,813)
Loss on extinguishment of debt	(939)	(1,222)	(3,751)	—	—
Gain (loss) on change in fair value for embedded derivatives	4,752	(8,873)	(297)	—	—
Other (expense) income, net	(225)	(64)	(1,454)	1,920	918

(Loss) income before income taxes	(10,936)	(25,877)	(10,680)	10,220	(11,042)
Provision (benefit) for income taxes	2,532	(6,875)	1,520	1,584	2,132

Net (loss) income	$(13,468)	$(19,002)	$(12,200)	$8,636	$(13,174)

Balance Sheet Data (1):
Assets
Cash and cash equivalents	$22,163	$27,510	$28,100	$56,768	$35,025
Property and equipment, net	10,443	10,490	13,695	16,841	21,713
Total assets	121,424	125,313	123,551	149,937	149,215
Liabilities, redeemable convertible preferred stock and redeemable ordinary stock and stockholders’ deficit
Current portion of long term debt	5,000	5,000	5,000	25,000	2,000
Accrued expenses	15,661	13,617	13,180	13,111	24,761
Accrued interest payable	9,238	9,608	10,625	2,889	4,053

	Fiscal Year Ended
	February 24, 2013	February 26, 2012	February 27, 2011	February 28, 2010	February 22, 2009
	(Dollars in thousands)
Short-term deferred revenue	37,740	36,713	36,880	42,402	41,522
Long-term debt, net of discount (2)	273,393	260,405	249,069	291,906	316,144
Deferred revenue and other long-term liabilities	17,556	15,909	14,785	12,311	10,515
Embedded derivatives	20,252	25,884	18,955	—	—
Total redeemable convertible preferred stock and redeemable ordinary stock	188,080	174,664	162,312	94,940	88,064
Total stockholders’ deficit	(454,183)	(425,824)	(394,831)	(340,479)	(349,415)
Cash Flow Data (1):
Net cash provided by operating activities	$13,990	$8,417	$19,749	$29,979	$17,589
Net cash used in investing activities	(13,212)	(3,746)	(2,769)	(4,950)	(4,597)
Net cash (used in) provided by financing activities	(4,995)	(5,303)	(46,234)	(5,267)	8,861
Other Financial Data
Legacy product revenue	$23,048	$17,574	$21,821	$25,042	$28,885
ftServer product revenue	47,231	52,763	48,137	41,873	63,189
Software product revenue	3,441	2,154	1,146	163	19
Depreciation and amortization	7,031	7,490	9,116	12,761	16,495
Capital expenditures	6,249	3,665	6,238	5,773	6,388
Other Data (unaudited) (1):
Ratio of earnings to fixed charges (3)	0.8x	0.5x	0.8x	1.4x	0.7x

(1)	Certain financial statement amounts included in the years ended February 26, 2012, February 27, 2011, February 28, 2010 and February 22, 2009 have been revised to correct certain immaterial prior period errors. These revisions are described in detail in Note 2(a), Principles of Consolidation and Basis of Presentation, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”.
(2)	Includes all long-term obligations (including long-term debt and capital leases (if any) as defined in Rule S-02 (28)(a) of Regulations S-X).
(3)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include net (loss) income before taxes and fixed charges. “Fixed charges” include interest expense, amortization of debt expense and one third of rental expense deemed to be representative of the interest factor in these rentals. For fiscal 2013, fiscal 2012, fiscal 2011 and fiscal 2009, earnings before fixed charges were insufficient to cover fixed charges by approximately $10.9 million, $25.9 million, $10.7 million and $11.0 million, respectively.

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

We expect revenue generated by sales of our legacy products, which include Continuum and V-Series systems, to decline in the future. If revenue generated by sales of our Continuum and V-Series systems declines more quickly than anticipated, or if such declines in revenue are not offset by increases in revenue in other areas, our ability to make payments on the Units may be impaired.

Revenue generated by sales of our legacy systems for fiscal 2013, 2012 and 2011 was $23.0 million, $17.6 million and $21.8 million, respectively. Although revenue increased in fiscal 2013, we expect this revenue to continue its historical decline. We believe that this historical decline in revenue from our legacy systems is attributable to a number of factors, including the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the Continuum and V-Series systems and a shift in our business focus to sales of ftServer systems along with our software solutions and continued information technology (“IT”) spending constraints. Our ability to generate revenue from sales of our legacy systems may be impacted by many factors that are out of our control, including:

•	market acceptance of our ftServer systems;

•	market acceptance of our software solutions;

•	consumer perception of our technology and our company generally;

•	the emergence of newer and more competitive high-availability server products; and

•	the accelerated decline of our legacy server sales.

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

If our ftServer and software products do not continue to gain market share, we may not be able to sustain or expand our business and our revenue and operating profits may be adversely affected.

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

If our Avance high availability software and everRun MX fault-tolerant and high availability software products are not accepted by the market, we may not be able to sustain or expand our business and our revenue and operating profits may be adversely affected. Our Avance product was first introduced in August 2009 and we purchased the everRun MX product line through our acquisition of certain net assets of Marathon Technologies Corporation (“Marathon”) on September 21, 2012.

This acquisition is described in detail in Note 3, Acquisitions, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”. Since the time our Avance product was brought to market, sales of Avance have fallen short of our expectations. Avance and everRun MX is targeted at the Small to Medium Business (“SMB”) market, a market which we have not sold to in the past. Our ability to extend the market for Avance and everRun MX will be dependent on our ability to successfully attract SMB customers and our development of a high-volume software distribution channel. We may not be able to accurately predict the sales or success of the current or future Avance and everRun MX products. The further development of a market for our Avance high availability and everRun MX fault-tolerant and high availability software products may be impacted by many factors that are out of our control, including:

•

the marketplace for products such as Avance and everRun MX may evolve much more slowly than we anticipate or may be substantially smaller than is necessary for us to continue to invest in the development and deployment of the Avance and everRun MX products;

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

We have incurred and expect to continue to incur significant operating expenses based upon our current expectations as to the potential market acceptance of, and projected customer demand for, Avance and everRun MX. Any material miscalculation by us with respect to the projected growth of the market for Avance and everRun MX and our overall operating strategy or business plan could have a material adverse effect on our revenue and operating profits.

If we are unable to enter into new maintenance service agreements or if maintenance service contracts with our customers are not renewed at historical rates, our maintenance service revenue may become less stable and predictable and our ability to make payments on the Notes may be impaired.

Our attach rates and retention rates for maintenance service contracts have historically been high. In the year-to-date period ended February 24, 2013, 94% of legacy server sales and 92% of ftServer system sales included service contracts. In addition, maintenance service contract retention rates over the past three fiscal years have been 88%. As a result of these high service contract attach and retention rates and the evergreen nature of the maintenance service contracts, we believe that the revenue generated by our maintenance service business has historically been predictable and declining at a forecasted pace due to a declining legacy business. Our total maintenance service revenue for fiscal 2013, 2012 and 2011 was $107.8 million, $110.0 million and $111.4 million, respectively. For the year-to-date period ended February 24, 2013, our worldwide maintenance service offerings generated a 65% gross margin.

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

The markets for our products and services are intensely competitive. Most of our competitors have significantly greater financial and technical resources and a greater market presence than we do. To date, our principal competitors have been large multinational companies such as Hewlett-Packard Company, International Business Machines Corporation and Dell Corporation. These competitors also have more diversified businesses than we do, allowing them greater pricing flexibility, and changes in the high-availability market therefore could have a disproportionately adverse effect on us. We also compete with a variety of other companies in particular geographies and markets, including other large multinational companies such as NEC Corporation (“NEC”) in the Asia-Pacific marketplace. If we fail to compete successfully in these markets, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced revenue, reduced margins, reduced levels of profitability and loss of market share. Moreover, the development of other new technologies and potential changes in customer behavior may change the competitive landscape for our products in ways that we cannot currently predict.

Economic factors may result in greater variability in our revenue and operating profit than in the past, increasing our risk of not achieving our targets.

A variety of economic factors could affect our ability to reach our targets and have a material adverse effect on our quarterly and annual revenue and operating profit. For example, in recent periods, we have experienced macroeconomic challenges across many geographic regions, particularly in the United States and Western Europe, broad-based weakness in consumer demand, decelerating growth in China, the impact of the continuing uncertainties associated with the debt crisis in certain countries in the European Union and austerity measures being implemented or contemplated by various countries. The financial condition of our customers also could negatively impact demand for our products and the development and acceptance of new technologies. In addition, uncertainties affecting any of these factors, particularly during difficult economic conditions, render estimates of our results of operations even more difficult to make than usual.

The markets for our products are characterized by rapidly changing technologies, and we may not be able to effectively predict or react to rapid technological changes that could render our products and services obsolete.

The markets in which we compete are characterized by rapid technological changes, frequent new product introductions and enhancements, and changing customer demands and industry standards. Future technological advances in the high-availability server industry may result in the availability of new products and services or increase the efficiency of existing products and services. If a technology becomes available that is more cost-effective, creates a superior product or provides a superior level of uptime than the products we offer, we may be unable to access such technology or its use may involve substantial capital expenditures that we may be unable to finance. We cannot be certain that existing, proposed or as-yet-undeveloped technologies will not render our technology less profitable or less viable, or that we will have available the financial and other resources to compete effectively against companies possessing such technologies. The development of new technologies involves time, substantial costs and risks. We cannot predict which of the many possible future products and services will meet evolving industry standards and consumer demands. Any failure by us to adapt to such technological changes or offer such products and services on a timely basis or establish or maintain a competitive position could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, during periods of decline in our product sales or delayed product development, we may incur various charges relating to existing contractual commitments to suppliers for items such as excess capacity and obsolescence of components and structural changes to our operations. Also, a failure could occur at any stage of the product creation, manufacturing and delivery processes, which could have a material adverse effect on our revenue, operating profit and reputation. Our manufacturing also depends on obtaining quality components on a timely basis. Our principal requirements are for electronic and storage components, which have a wide range of applications in our products. A particular component may be available only from a limited number of suppliers. If a supplier fails to meet our requirements this could adversely affect our revenue and operating profit. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products on a timely basis. Current or future social and environmental regulations or critical issues, such as those relating to the sourcing of conflict minerals from the Democratic Republic of the Congo or the need to eliminate environmentally sensitive materials from our products, could restrict the supply of resources used in production or increase our costs.

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

Many of our contracts with customers and strategic partners, including our contracts with our largest customers, are terminable upon limited or no notice, and without early termination payments or liquidated damages due from them. In general, these contracts are terminable by our counterparties for convenience, generally upon 30 to 90 days’ prior written notice, and in only limited cases do such termination rights give rise to payments to us of early termination fees. In addition, our agreements with some of our more significant customers and strategic partners also allow for termination by them upon events such as a change of control (in some cases with an acquisition threshold as low as 20%) or as a result of our financial condition. While no single customer accounted for more than 6% of our maintenance service revenue or more than 10% of our product revenue during the year-to-date period ended February 24, 2013 and the year-to-date period ended February 26, 2012, the effect on our profitability from the loss of one or more key customers could be significant. Nearly half of our solution services revenue for the year-to-date period ended February 24, 2013 came from our largest customer. We have entered into a five year contract extension with this customer which will expire on January 31, 2018, but we cannot assure you that this customer will not decide to terminate its agreement with us, or extend its agreement with us, before or beyond that date as a result of our financial condition or other factors. In addition, our relationships with strategic partners provide us with benefits such as advance notice of and access to product developments and technology, which greatly facilitate our introduction of new products and product improvements. If one or more of our strategic partners terminate their relationships with us, our ability to timely and effectively introduce new products and product improvements could be adversely affected.

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

We operate globally and are therefore exposed to volatility in foreign exchange rates, particularly between the U.S. dollar, on the one hand, and the euro, the Japanese yen and the British pound sterling, on the other hand. In particular, the uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations and the related European financial restructuring efforts may cause the value of the euro to fluctuate. Currency variations also contribute to variations in sales of products and services in impacted jurisdictions. For example, in the event that one or more European countries were to replace the euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established. Our policy is to monitor and hedge exchange rate exposure, and manage our operations to mitigate, but not to eliminate, the positive or negative impact of exchange rate fluctuations. Exchange rate fluctuations may affect our revenue growth and operating profit materially in future periods. Our functional currency is the U.S. dollar. Approximately 61% of our net sales for the year-to-date period ended February 24, 2013 were denominated in currencies other than the U.S. dollar. A significant weakening of the currencies in which we generate sales relative to the U.S. dollar may adversely affect our ability to meet our U.S. dollar obligations. In addition, our results of operations are reported in U.S. dollars and a weakening of the currencies in which we generate sales relative to the U.S. dollar may cause our reported results to decline.

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

We may be unable to achieve anticipated benefits from acquisitions.

The anticipated benefits from any acquisitions that we have undertaken in the past or may undertake might not be achieved. For example, if we acquire a company, we cannot be certain that clients of the acquired business will continue to conduct business with us, or that employees of the acquired business will continue their employment or integrate successfully into our operations and culture. The identification, consummation and integration of acquisitions require substantial attention from management. The diversion of management’s attention, as well as any difficulties encountered in the integration process, could have an adverse impact on our business, financial condition and results of operations. Further, we may incur significant expenses in completing any such acquisitions, and we may assume significant liabilities, some of which may be unknown at the time of the acquisition.

Also, we are limited by our credit agreement in what we can spend to make strategic acquisitions which could improve our business. This limitation could inhibit our growth. The current limitation is $3.2 million.

Cybersecurity and privacy considerations could impact our business.

Our products, services, and systems may affect critical third party operations or involve the storage, processing and transmission of proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches of security could expose us, our customers or others to risks of loss, including the misuse of information or systems, resulting in litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Also, we could be negatively impacted by existing and proposed laws and regulations related to privacy and data protection.

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

Our business could be adversely affected by epidemics or outbreaks such as avian flu. An outbreak of avian flu in the human population, or another similar health crisis, could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or free movement of persons could hamper our operations and force us to close our offices temporarily.

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

In connection with the amendment to the Second Lien Credit Facility, Holdings entered into a Subscription and Shareholders Agreement (the “Subscription and Shareholders Agreement”) with the lenders under the Second Lien Credit Facility, pursuant to which Holdings issued a number of shares that resulted in such lenders owning, on a post-issuance basis, approximately 25% of its total issued preference share capital and approximately 25% of its total issued ordinary share capital, in the aggregate. In connection with the issuance of the Units and underlying Notes as part of the April 2010 Refinancing, Holdings also issued a number of shares that resulted in the original purchasers of the Units owning, on a post-issuance basis, approximately 10% of its total issued preference share capital and approximately 10% of its total issued ordinary share capital, in the aggregate. The obligations of the Issuers under the Second Lien Credit Facility were not repaid in full by April 30, 2013, and therefore Holdings was required to issue a number of additional shares to the lenders under the Second Lien Credit Facility equal to 7.50% of its total issued preference share capital and 7.50% of its total issued ordinary share capital, in each case as in issue immediately after the closing of the transactions relating to the April 2010 Refinancing. Additionally, Holdings was required to issue additional equity to the holders of equity originally issued to the purchasers of the Units on a pro-rata basis with the lenders under the Second Lien Credit Facility, such that those current holders of equity issued to the purchasers of the Units were not diluted by the issuances to the lenders under the Second Lien Credit Facility on April 30, 2013. As described in detail in Note 20, Subsequent Events, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”, on April 30, 2013, Holdings completed the issuances to the lenders under the Second Lien Credit Facility of an aggregate of 3,324,059.20 Series B ordinary shares and 756,986.00 Series B preference shares, and to the current holders of equity originally issued to the purchasers of the Units of an aggregate of 367,862.57 Series B ordinary shares and 83,773.11 Series B preference shares.

In the event that the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full by April 30, 2014, Holdings will be required to issue a number of additional shares to the lenders under the Second Lien Credit Facility equal to 52.50% of its total issued preference share capital and 52.50% of its total issued ordinary share capital, in each case as in issue immediately after the closing of the transactions relating to the April 2010 Refinancing. In the event that additional equity is issued to the lenders under the Second Lien Credit Facility on April 30, 2014, Holdings will be required to issue additional equity, on a pro-rata basis with the lenders under the Second Lien Credit Facility, to the holders of any equity originally issued to the purchasers of the Units in connection with the April 2010 Refinancing, such that the holders of such equity will not be diluted by the issuances to the lenders under the Second Lien Credit Facility on April 30, 2014.

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

Technology Holdings Ltd. is the owner of equity securities representing approximately 53% of the voting control of Holdings. Technology Holdings Ltd. is in turn owned by certain private equity sponsors, namely Investcorp Stratus Limited Partnership and Stratus Holdings Limited (collectively, the “Investcorp Group”), MidOcean Capital Partners Europe, L.P. (“MidOcean”), and Intel Atlantic, Inc. (“Intel Atlantic”). Through such ownership interests in Technology Holdings Ltd., the Investcorp Group, MidOcean and Intel Atlantic could collectively substantially influence the management and policies of Holdings. For example, pursuant to the Subscription and Shareholders Agreement entered into in connection with the April 2010 Refinancing, Technology Holdings Ltd. has the right to appoint a majority of the directors of Holdings, and it currently has appointed representatives of the Investcorp Group and MidOcean to such positions.

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

We are highly leveraged, which means we have a large amount of indebtedness in relation to our equity. As of February 24, 2013, we had $303.0 million of indebtedness (including $205.0 million of Notes and $98.0 million of secured borrowings under our Second Lien Credit Facility but excluding additional indebtedness that we may borrow under the Revolving Credit Facility) and $454.2 million of stockholders’ deficit. Our substantial indebtedness could adversely affect our ability to repay the Notes.

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

We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including those under the Notes. Our ratio of earnings to fixed charges for fiscal 2013 was 0.8x, representing an insufficiency of earnings before fixed charges to cover fixed charges of $10.9 million.

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

A substantial portion of our intellectual property is owned by the Bermuda Issuer, an exempted company incorporated with limited liability under the laws of Bermuda. As of February 24, 2013, 52% of our net accounts receivable was held by Stratus Technologies Ireland Limited, a company incorporated under the laws of Ireland. All of the issued and outstanding voting shares of capital stock of the Issuers and each subsidiary guarantor of the Notes are owned directly or indirectly by Holdings, an exempted company incorporated with limited liability under the laws of Bermuda. SRA Technologies Cyprus Limited is an entity organized under the laws of Cyprus. Each of these entities, as well as others, guarantees the Notes and, as a result of their jurisdiction of organization, laws other than United States federal and state law may apply to such entities in connection with, among other things, their liquidation or dissolution and the validity and enforceability of their guarantees of the Notes.

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

As of February 24, 2013, the Notes underlying the Units were effectively junior to $10.3 million of trade payables and other liabilities of the non-guarantor affiliates. The non-guarantor affiliates generated 28% of our consolidated revenue in the twelve-month period ended February 24, 2013 and held 22% of our consolidated assets as of February 24, 2013.

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

In March 2010 and April 2010, Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries consummated a series of transactions, which we refer to in this annual report as the April 2010 Refinancing. As part of the April 2010 Refinancing, Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. issued the Units and underlying Notes, entered into a new Revolving Credit Facility, repaid all indebtedness outstanding under its existing First Lien Credit Facility and terminated that credit facility, paid down a portion of the indebtedness outstanding under the Second Lien Credit Facility and amended the terms of that credit facility, and issued new equity to the lenders under the Second Lien Facility and to the original purchasers of the Units. For a detailed description of these transactions, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing.”

On April 25, 2012, Stratus Technologies Bermuda Ltd., a wholly owned subsidiary of Stratus Technologies Bermuda Holdings Ltd., acquired substantially all the net assets of Data Research and Applications Inc., (“DRA”), a data storage and recovery company for cash consideration of $1.2 million. DRA developed data storage and recovery products for our customers since 1982. This acquisition is described in detail in Note 3, Acquisitions, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”.

On September 21, 2012, Stratus Technologies Bermuda Ltd., a wholly owned subsidiary of Stratus Technologies Bermuda Holdings Ltd., acquired certain assets and liabilities of Marathon, a software fault-tolerant systems provider, for net cash consideration of $5.7 million. This acquisition is described in detail in Note 3, Acquisitions, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”.

The registered address of Stratus Technologies Bermuda Holdings Ltd. and Stratus Technologies Bermuda Ltd. is Cumberland House, 9th Floor, One Victoria Street, Hamilton HM 11, Bermuda. The principal business address of our primary operating subsidiary, Stratus Technologies, Inc., is 111 Powdermill Road, Maynard, Massachusetts, U.S.A., 01754.

B. Business Overview

Our Company

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical applications for the enterprise data center and SMB. Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 109 of the top 200 Fortune Global 500 companies and we have approximately 17,700 installed service systems worldwide, including approximately 8,800 resulting from the Marathon acquisition. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique.

Our suite of products includes servers, services and software. Our servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry leading continuous availability with 99.999% uptime (i.e., approximately five minutes of annual unplanned downtime). Our value-added services include maintenance services and managed services. Our maintenance services, which are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees, are recurring in nature and represented 53% of our revenue for the twelve-month period ended February 24, 2013. Managed services include long term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

In August 2009, we released for general availability, Avance, our first software-only product designed to provide high availability (i.e., approximately 99.99% uptime, or approximately 53 minutes of annual unplanned downtime) using industry-standard servers from other vendors. The low price and operational simplicity of the software opens new opportunities for us in the SMB markets where we have not previously been competitive.

In September 2012, we acquired certain assets and liabilities of Marathon. With this acquisition, we obtained sole ownership of all the patents, trademarks, copyrights, trade secrets and other intellectual property rights relating to Marathon’s business, products and services. The acquisition and marketing of the everRun products further strengthens our position in software enabled availability that has been established with our Avance software.

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

We provide our products and services through direct sales and third-party channels, including distributors, value-added resellers, independent software vendors and systems integrators around the world. Approximately 60% of our revenue in each of our last three fiscal years was generated by sales outside the U.S.

As of February 24, 2013, we employed 536 people globally. For the twelve-month period ended February 24, 2013, we generated revenue of $205.2 million, gross profit of $120.2 million (59% gross margin) and Adjusted EBITDA of $48.8 million. For a reconciliation of Adjusted EBITDA to net loss, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Our Industry Overview

Computer servers are the building blocks of IT infrastructures. Servers host the operating system and application software relied upon by virtually every industry, enterprise, and organization, from small businesses to global corporations, government agencies and third-party IT services providers.

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

Despite these changes and global economic uncertainty, IDC reported that worldwide IT spending grew 5.9% in 2012, slightly more than 2011’s 5.8% growth figure. Overall IT spending on hardware, software and services reached $2 trillion and when telecommunications services were included, the total increased to $3.6 trillion. Looking forward to 2013, IDC is projecting that worldwide IT spending will exceed $2.1 trillion, up 5.7% from 2012. When all sectors are included, Gartner Inc. is forecasting total worldwide IT spending to rise 4.2% to $3.7 trillion up from the aforementioned $3.6 trillion by 2013.

Users will upgrade current server infrastructures with fewer and more efficient servers, according to IDC. We believe this is especially true in the x86 server segment, where Stratus is concentrated. Given that Stratus solutions are designed specifically to provide uptime assurance, several factors play to our favor as compared to commodity servers. We believe that several inter-related dynamics are increasing the adverse effects of individual server downtime and, consequently, we expect that the need for business continuity, fault-tolerance and high-availability solutions for mission-critical workloads will continue to intensify. These dynamics include rapid advances in processor technology, the extension of virtualization to support critical workloads, and the increasing acceptance and adoption of cloud computing. We believe that rapid growth in advanced processor technologies, such as multi-core and virtualization optimization, is an important enabler of server consolidation, as multiple servers are replaced with a single server capable of significantly greater processing power. Increased processing power enables enterprises to virtualize their computing environments.

The traditional data center model of allocating one server per application is no longer acceptable given the many cost benefits and continued advancements of virtualization technology. Virtualization enables dramatic increases in server capacity utilization through workload consolidation, allowing many applications to run on far fewer servers. The benefits of needing fewer servers to host applications include reductions in expenditures for hardware, maintenance, system management, staffing, power and cooling, and physical space in data centers. IDC concurred with general industry consensus that 2012 would mark the beginning of the second phase of server virtualization, characterized by moving business-critical and mission-critical applications into a virtual environment. To do this, the analyst firm said that each virtual machine must have access to enough processor, memory and input/output resources to support good performance and smooth operations. This would include more robust, reliable servers to host virtual machines.

In addition, businesses are increasingly accessing applications “in the cloud” that are delivered over the internet through virtualized servers. Much of the attention is devoted to public cloud service providers — most notably Google, Amazon, and Microsoft in what is becoming an extremely crowded, competitive, and diverse field. Issues over security and availability, among others, continue to plague wholesale adoption of external cloud services, however. As a consequence, enterprise organizations continue to favor private clouds — i.e. compute services on demand provided via internally configured cloud infrastructures as opposed to third-party cloud service providers — at this point in time for many critical business operations. IDC forecasts that customer investments in private cloud will outpace those of public cloud given the greater level of trust, security, and availability that large customers require for critical applications. Customers are willing to pay four times more for servers employed in private clouds than public cloud companies pay on average per server for their infrastructures. Taken as a category, cloud computing investments in servers will outpace overall server market shipment growth for. 2011 — 2016. In total, IDC is predicting that servers deployed in public and private clouds will generate $11.0 billion in customer revenue by 2016 up from $5.1 billion in 2011. This represents a CAGR of 16.6% compared to the 5 year projected CAGR of 0.7% for the overall market.

More so than ever, cost and disruption resulting from IT downtime is coming more into the spotlight. While always a concern of many individual companies running mission-critical applications and having an appreciation for the costs associated with those applications being unavailable, IT outages were largely a private matter. With the rapid adoption of cloud computing, IT outages can now impact thousands of companies and literally millions of consumers. Airline computer failures can disrupt air travel regionally or nationally, depending on the scope. A blackout on an online retail site during a holiday buying season can have potentially ruinous consequences for the retailer’s reputation and cash flow. The near-total reliance of commerce, in general, on information systems technology has thrust service interruptions into the headlines and increased sensitivity to its economic impact.

Numerous industry studies show a growing recognition of the amount of unplanned downtime in organizations. For example, in their 2012 “Service Availability Benchmark Survey,” Continuity Software reported that the average downtime for mission-critical systems was 13.6 hours annually with vertical sectors such as healthcare and manufacturing reporting downtime of 30.5 and 18.1 hours per year, respectively. Other studies reveal the costs associated with unplanned downtime to be extremely high. For example, Symantec’s September 2012 “State of the Data Center Survey” showed that over the prior 12 months, the typical organization in the report experienced an average of 16 data center outages at a total cost of $5.1 million. Symantec found that the most common cause of downtime was system failures, followed by human error and natural disasters.

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

In a December 2011 survey IDC reported that IT spends a majority of its time on maintaining its IT environment. Overall, 76.8% of the time and resources are spent to maintain the environment. Less than a quarter (23.2%) of staff time is applied to providing value-added services to the organization. Looking ahead to 2013, a 2012 IDC report predicts that worldwide, spending on management administration will reach $171 billion, or 68% of total IT operating costs. Solutions that alleviate instances of downtime and recovery, and that minimize requirements for maintenance and management can provide productivity improvement and cost savings overall.

Conventional availability technologies, including cold standby, data replication and high-availability clustering are sub-optimal for mission critical applications. Cold standby, a method of redundancy in which the secondary (i.e., backup) system is only called upon when the primary system fails, is susceptible to data loss and long reboot cycles, and is therefore only used for non-critical applications or in cases where data is changed infrequently. Data replication technologies, when used alone, provide only 99.99% availability (i.e., approximately 53 minutes of annual unplanned downtime) due to a lack of fault tolerance and the long reboot cycle associated with failures. Many of these systems also require intervention by a competent IT staff to resume operation.

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

In addition, we believe our Avance and everRun software solutions are the only high-availability and fault-tolerant software solutions for industry-standard Intel x86 servers that provides Windows and Linux applications with more than 99.99% uptime reliability, or less than 53 minutes of annual unplanned downtime. All of our solutions are easy to deploy, use, and maintain, and integrate easily into existing IT infrastructures. All can be remotely monitored and proactively managed by Stratus under service contracts to avoid downtime and prevent data loss.

Diversified, Highly Stable Global Customer Base. Our loyal customer base is one of our greatest assets. As of February 24, 2013, we provided mission-critical solutions and services to approximately 1,100 customers, including some of the most recognizable companies in the world, spanning a diverse set of global industries such as financial services, telecommunications, retail, healthcare, manufacturing and transportation, among others. Our customer base is well-diversified, with no customer accounting for more than 6% of maintenance service revenue or for more than 10% of product revenue for the twelve-month period ended February 24, 2013. Nearly half of our solution services revenue for the year-to-date period ended February 24, 2013 came from our largest customer. We have built a global services installed base that includes more than 8,400 servers under maintenance contracts as of February 24, 2013. We believe our solutions are highly strategic to our customers as we are trusted to ensure that their mission-critical applications function continuously. Our customer retention is strong, with our average server service duration in excess of 10 years and our average ftServer service duration in excess of 6 years. Over the last three fiscal years, we have had a service contract retention rate of greater than 88%. We attribute this high level of retention in our installed base to the high satisfaction levels of our customers, which is over 97% according to a third-party survey conducted by Omega Group on our behalf. We believe both the high retention rate for our service contracts and the low levels of attrition in our installed base are strong testaments to the loyalty of our customers and the high value of our services.

Comprehensive and Stable Recurring Services Offerings. Our business model is supported by a stable revenue base that includes high-value recurring services offerings. In the last three fiscal years we have had a service contract retention rate of 88%, which results in a consistent and projectable source of revenue. Our maintenance services move beyond traditional industry maintenance and incorporate proprietary service technology that allows us to remotely detect and resolve most problems before they cause system downtime. Our product architecture combines automatic fault detection, automatic fault isolation, integrated “call home” remote support and a component replacement service to enable a built-in serviceability model, which we believe is ideally matched to business-critical and mission-critical computing requirements. In addition, we believe that this proactive model helps our customers use our products with little or no need for incremental IT staff support or special training. We believe this unique, value-added approach has contributed to our high service contract attach rates and long-term customer retention. We have a long-term, managed services engagement where we manage many elements of our customers’ server environment and provide onsite, day-to-day, 24/7 management support of our systems running their mission-critical applications. We believe that our services offerings are an integral part of our value proposition.

High Gross Margin Business Model with Significant Operating Leverage. The strong added value of our solutions is reflected in our gross margins, which were 59% for the twelve-month period ended February 24, 2013. We benefit from significant margins and are focused on controlling costs to maximize profitability while maintaining the scalability of our business. We outsource server manufacturing to NEC under the terms of our ten-year Purchase and Distribution Agreement that was signed in November 2005. We believe that NEC excels in designing systems for manufacturability and volume manufacturing, and is able to achieve economies of scale and component purchasing advantages that benefit ftServer system manufacturing. We believe that outsourcing this manufacturing also affords us a high degree of scalability, in that we can quickly increase production when necessary without requiring significant additional capital investment. Furthermore, by partnering with resellers, we believe that our sales channels are also highly scalable

Patented Technology. Every Stratus server includes Continuous Processing features that are a result of more than three decades’ of experience ensuring uptime for the demanding mission-critical applications of our worldwide customers. All aspects of Continuous Processing design, consisting of hardware, software and services, aim to prevent, rather than simply recover from unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters, which use multiple servers to recover after one of the servers in the cluster has failed. Many of these same capabilities are engineered into our everRun fault-tolerant software and Avance high-availability software solutions. Both everRun and Avance have the added benefit of Split-Site deployment allowing the two x86 servers that comprise an everRun or Avance platform to be separated by up to three miles to protect operations and efficiently recover from disasters. We protect our products and technology through copyrights, trade secrets and patents, including 48 issued patents and 1 pending patents. Included in the forgoing are 13 issued patents and 4 pending patents that were acquired with the acquisition of Marathon on September 21, 2012.

Highly Experienced Management Team. We have a highly-experienced, professional management team with deep domain expertise. Our President and CEO, David C. Laurello, leads a skilled and experienced executive team with an average of over 15 years of tenure with Stratus and more than 125 collective years of related industry experience. Our management team has been instrumental in leading us to 15 consecutive years of positive Adjusted EBITDA, transitioning the company from a proprietary to open systems platform, developing the software-based Avance platform and the everRun MX software-based platform through the Marathon acquisition, expanding our leading services capabilities, and instilling a customer-centric culture throughout our organization.

Our Business Strategy

With the changing market dynamics discussed previously, Stratus continues to drive its transition from a proprietary product vendor to an open systems supplier of uptime assurance solutions. We believe that our three decades of industry-leading experience and expertise in protecting our customers’ most critical business applications enables us to uniquely address the broad set of reliability, availability and infrastructure management concerns shared by most of the marketplace. We are able to do this by remaining intensely focused on managing costs and expenses, investing strategically for profitable growth, and exceeding our customers’

expectations for product and service quality. This focus was responsible for our return to pre-recession business levels and will now provide the resources necessary to broaden our solutions portfolio, increase our addressable market, and strengthen our value proposition for customers.

The key strategies that are fundamental to our success in this regard include the following:

Capitalize on Favorable Market Dynamics by Maintaining a Leading Technology Platform. We believe that the market for superior availability for Windows and Linux applications is growing, especially as shipments of non-x86 server technologies to support legacy applications continue their steep decline. Furthermore, the proliferation of virtualization technology increases the need for our solutions to provide uptime assurance at critical points in a virtual infrastructure. A single hardware failure can cause multiple virtual machines to fail simultaneously, amplifying the costs of downtime. Our fault-tolerant and high-availability solutions effectively mitigate the risk of deploying multiple virtual environments. Our field-proven technology and reputation for dependability and reliability distinguishes us in the marketplace. We continue to build on this foundation through investments in new and improved products and services to maintain our leadership position and broaden our market reach. For example, we continue to invest in VOS development, allowing this highly reliable proprietary operating system to use current open-systems tools and technologies that help customers integrate VOS applications with other IT systems and applications. We believe this flexibility is important to customers who are reluctant to migrate these highly dependable, smooth-running applications to newer hardware platforms and operating systems due to uncertainty, cost and potential business disruption that migrations can cause. We also continue to invest in our ftServer platform to ensure that we are incorporating the latest Intel server processor technology. In addition, we believe our investment in our fault-tolerant and high-availability software solutions, Avance and everRun MX, provides us with a solution for the large SMB market, which we believe is underserved with effective, affordable and uncomplicated products for availability and virtualization.

Optimize and Expand Channel Partner Relationships to Drive Penetration. Channel partners that either resell or recommend our availability products as a core component of the complete solutions they sell to customers are essential to our success. For the twelve-month period ended February 24, 2013, 33% of total product sales were generated through third-party market channels. Virtually all sales outside the U.S. are done through channel partners and distributors, a sales model that has worked successfully for many years. Product and service sales in the U.S. are a combination of direct (33%) and indirect channel (67%) sales.

The Marathon acquisition provided a significant base of customers and partners that value uptime. This base included Tier 1 partners in process automation, building automation and security, materials handling, gaming and broadcasting, in markets where Stratus had limited presence. By adding these partners to our base, we became the global leader in providing fault-tolerant and high availability solutions. The flexibility of a software solution opens up new markets and incremental partnering opportunities for us.

Our goals are to increase the productivity of existing channel partners, recruit new channel partners, and continue to develop new market opportunities. We are targeting specific applications in specific industries where we believe there is an immediate and compelling need for continuous and highly available computing, with an emphasis on financial services, manufacturing, public safety/E911, and healthcare/electronic medical records. More channel partners selling ftServer systems today are also selling Avance and everRun high-availability, fault-tolerant software. We intend to increase the number of channel partners selling both products, and we are investing in support, marketing, training and business planning to help them be successful. Both the Avance and everRun software platforms present us with an opportunity to significantly increase our addressable market for high-availability solutions, due to its relatively low price, simplicity and ease of use — features which have largely been lacking in high-availability software solutions for the application specific vertical markets. Given the relatively low purchase price for both software packages, a third-party distribution channel model is preferable to a direct sales model. As a result, we continue to build out a network of partners globally to sell software and product support.

Maintain High Attach Rates and Retention Levels of Service Offerings and Expand Managed Services Footprint. Our service offerings are integral to the value proposition of our solutions, and we believe they heavily influence the level of customer satisfaction with us and our products. We enjoy what we believe to be one of the highest attach rates in the industry for service contracts sold with systems. Maintenance services represented 53% of our total revenues for the year-to-date period ended February 24, 2013. Service contracts automatically renew annually, providing us with a dependable and recurring revenue stream. As we introduce new solutions and expand into new markets, we tailor our service offerings and pricing levels to be complementary without sacrificing our commitment to provide superior levels of service relative to the competition, thereby fully leveraging our highly advanced services infrastructure to provide exceptional support. We also continually seek opportunities to upgrade customers to our managed services offerings, which are long-term engagements where we provide onsite support of our systems running mission-critical applications. As legacy systems customers increasingly use our managed services offerings, we intend to continue to expand our managed services footprint both in existing and new customers.

Preserve Our Legacy Customer Base. Legacy system customers represent a significant percentage of our high-margin product and service revenue. They continue to run their most critical business operations on proprietary Stratus software and x86 based V-Series hardware platforms because of the superior reliability and availability that our products have delivered over many years of service. We continue to invest in our V-Series hardware platform, as well as our VOS operating system, so that customers may extend the useful life of their legacy system applications with the benefit of improved power, performance and flexibility in their IT infrastructures. By catering to the needs of this customer base, we benefit when these customers purchase our newer high-margin hardware, software upgrades and maintenance services. In the event that our existing legacy customers wish to migrate to a new platform, our V-Series provides an open-systems hardware platform to which they can easily migrate their critical applications written for the VOS operating system without experiencing appreciable disruptions to their operations.

Our Solutions Offering. Our solutions are designed to prevent or minimize the downtime of business-critical and mission-critical applications, where a failure is costly in terms of lost revenue, lost productivity, regulatory compliance violations, customer relations, public reputation and/or risk to life and property. Built on over 30 years of technical expertise and real-world experience, our solutions combine fault-tolerant hardware design, failsafe software and high-value maintenance and managed services to ensure in excess of 99.999% availability for our hardware-based solutions and in excess of 99.99% availability for our software-based solutions.

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

Our servers allow most replacements and reconfigurations to take place while the server remains online. All of our systems are engineered around a Continuous Processing design, covering hardware, software and services, which aim to prevent, rather than simply recover from, unplanned downtime. Preventing downtime differentiates our systems from traditional servers and high-availability clusters (which use multiple servers to recover after one of the servers in the cluster has failed). Each of our servers is designed to address the primary causes of downtime and data loss, such as single points of failure, hardware failover and recovery time, faulty device drivers, human error, as well as component and software revision incompatibilities, to keep businesses online.

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

The legacy line of servers runs our proprietary VOS operating system, which was launched in 1981. VOS was specifically developed for fault-tolerant computing to satisfy the stringent uptime requirements of customers running mission-critical applications. Benefitting from more than three decades of enhancements, VOS is currently in its seventeenth revision and approximately 154 customers around the world currently run VOS applications. We continue to invest in VOS development, allowing the operating system to use current open-systems tools and technologies that help customers integrate VOS applications with other IT systems and applications. We believe this flexibility is important to customers who are reluctant to migrate these highly dependable, smooth-running applications to more current hardware platforms and operating systems due to uncertainty, cost and risk of business disruption.

Applications written for VOS operating systems run either on a Stratus proprietary server platform or on our Intel processor-based V-Series platform. V-Series is built upon the same hardware platform as the ftServer family for Windows, Linux and VMware. We no longer manufacture a Stratus proprietary server platform but still provide maintenance, repair, and upgrades from our existing parts inventory. V-Series provides customers with a clear product upgrade path, more processing capacity and greater performance, thereby extending the useful life of their VOS applications. VOS system customers frequently purchase from us new high-margin hardware, software upgrades, and maintenance services. The standardization of all server product development on a single architecture enables efficient and productive use of R&D resources.

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

Since launching ftServer in June 2001, we have produced a constant flow of product improvements and “industry firsts” in fault-tolerant computing, such as: $100 thousand Perfect Performance Uptime Guarantee (2002); fault-tolerance for VMware software (2004) and Red Hat Enterprise Linux (2005); NEBS compliant open systems telecom server (2004); sub-$10 thousand fault-tolerant server (2006); use of Intel dual-core (2006) and quad-core processor technology (2007); and continuous uptime reliability of 99.999% or better. As of February 24, 2013, the ftServer line has attracted more than 2,602 new Stratus customers, and more than 17,652 ftServer units have been sold since June 2001.

Currently, we are in the sixth-generation of ftServer technology and offer solutions for the entry-level 2700 model, mid-range 4700 model, and high-end 6400 model markets. Any application that can run under Windows, Linux or VMware on an industry-standard server can run on an ftServer without modification and with identical installation and administration procedures. The user will recognize no difference in functionality, except the benefit of continuous availability for their mission-critical applications. The top end 6400 model with Intel eight core processors is particularly well suited to serve as a database (Windows SQL Server and Oracle) or a virtualization server due to its large memory capacity and processor technology advancements.

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

In October 2012, we released version 3.1 of our Avance uptime assurance software solution. Engineering resources are directed at improving Avance’s features and functionality to increase market appeal based on feedback received from initial customers, while at the same time increasing the number of vendors’ server platforms supported. We continue to build out a robust, global indirect sales channel made up of distributors, value-added resellers and independent software vendors, to sell Avance software and associated maintenance contracts.

everRun Fault-Tolerant and High Availability Software

On September 21, 2012 we acquired certain assets and liabilities of Marathon, a software fault-tolerant systems provider. The acquisition represents a number a strategic advantages that will help our business and we can immediately take advantage of Marathon’s channel network, customer base and research and development organization. The acquisition and marketing of the everRun products further strengthens the position we have established in software enabled availability with our Avance software.

everRun MX is the world’s first software-based, fault-tolerance solution that supports multi-core/multi-processor Microsoft applications. Using patented technology, everRun MX combines the physical resources of two standard Windows servers into a single operating environment with complete redundancy of all underlying hardware and data. everRun MX presents these redundant servers as a single operating environment to keep applications running in the event of component or system failures. The everRun MX software uses software checkpointing to ensure redundancy of the hardware, data, and networks, to provide automated fault management. This ensures true continuous availability for applications that simply cannot have any downtime, or lose ‘in-flight’ transactions.

everRun MX Express is a lower cost license for everRun MX that delivers a high-availability solution. everRun MX Express combines the power of two physical servers to create a high availability platform on which you can run your mission critical applications. By monitoring the Networking and Disk Subsystems, everRun MX Express can stand between your application and a component level failure. This proactive stance allows your application to compute through these failures. everRun MX Express does this without needing shared storage (although it is supported) and gives you the ability to build a redundant system without the costs associated with the typical cluster environment.

Support Services

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

Revenue generated by our services business has historically been predictable and stable due to the high services attach rates for new unit sales, high retention rates beyond the initial contract period and the evergreen nature of our service contracts. In fiscal 2013, 94% of legacy server sales and 92% of ftServer system sales included service contracts, which we refer to as attach rates. In addition, service contract retention rates over the past three fiscal years are 88%. As of February 24, 2013, our approximately 1,100 services customers around the world, which include our channel partner relationships, had approximately 7,800 servers and 9,900 software licenses under services contracts. For the twelve-month period ended February 24, 2013, no single customer accounted for more than 6% of our maintenance service revenue.

Our global services organization supports the legacy and ftServer system families along with our Avance and everRun software with 57 field-based engineers and technical account managers located in 14 major geographic centers worldwide, as of February 24, 2013. In addition, as of February 24, 2013 we had 67 higher level hardware and software product support engineers located worldwide.

The legacy systems services offering mirrors the importance our customers place in continuous operation of their mission-critical applications. We provide a designated technical service account manager and immediate:

•	proactive remote monitoring capabilities, including predictive analysis, remote system commands and the ability to pinpoint and duplicate system level problems;

•	automatic notification of any hardware problems;

•	24/7 same-day, on-site service for critical remedial service;

•	access to our on-line database for call history information to expedite the resolution of problems; and

•	transmission of technical information and documentation from the Stratus CAC and web-based customer portal.

Legacy system customers may also purchase an Assured Availability Service Agreement, whereby we assume full responsibility for supporting their equipment and applications.

We offer four levels of support for our ftServer solutions for Windows, Linux and VMware, all providing proactive monitoring and extensive support. Total Assurance coverage and System Assurance coverage can meet a spectrum of availability needs cost effectively. Both levels utilize our ActiveService capabilities built into every ftServer system, connecting them to a global service network for detecting, troubleshooting and resolving problems quickly and usually without the need for an onsite call. Platform Support coverage provides 24/7 remote support and is a viable alternative when a Stratus sales representative or partner is securing opportunities in a highly competitive environment against other solution providers. Additionally, hardware support service, which is sold primarily outside the United States uplifts the basic platform warranty for three years to provide advanced parts exchange and hardware support only. Key features, depending on coverage, include:

•	24/7 access to availability engineers, software assistance, hardware assistance and hardware monitoring;

•	problem relief focused on resuming operation, plus problem root-cause determination;

•	service engineer response to critical problems;

•	same-day onsite emergency service; and

•	premium services with Microsoft, Red Hat or VMware.

Avance and everRun software have a services model matched to the target market’s sensitivity to cost, and in line with the low price of the software. Considering the high-availability performance customers expect from our products, we aim to ensure that our software services offering is comparatively robust to that of similar products in this segment of the software industry. Among the services features are 24/7 access to software advice and to availability engineers to address critical problems, as well as, in the case of Avance, remote monitoring via a secure bi-directional Internet connection. Critical issues typically receive an engineer response within 60 minutes.

We believe we are the only server manufacturer to publicly disclose availability levels for its servers. Our ActiveService Network reports immediately if one of our servers under service contract experiences an issue that results in unplanned downtime, as well as the duration and cause of that downtime. From this real-time information, uptime reliability for the global installed base of ftServer hardware is automatically calculated on a six-month rolling average. The data is posted daily on the Stratus® Uptime MeterSM, which is publically available for viewing on our website (www.stratus.com).

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

Over time, we have increased R&D spending on software engineering. Customers attribute higher importance to the software aspects of the solutions they purchase and higher value to the vendors supplying it. We believe that customers increasingly view hardware as an undifferentiated commodity product capable of satisfying a majority of their application requirements. Furthermore, availability delivered in software implementations and in new generations of microprocessors that power servers continues to improve. We view our Avance and everRun product development as timely in this regard.

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

Our in-house R&D activities take place in our facilities located in Maynard, Massachusetts. At February 24, 2013, we employed 117 people in R&D, representing approximately 22% of our total personnel. We employed 126 and 141 people in R&D in fiscal 2012 and fiscal 2011, respectively. R&D costs were $25.7 million, $27.5 million and $27.5 million for fiscal years 2013, 2012 and 2011, respectively.

Sales and Marketing

We use a combination of direct and indirect sales channels to sell products and services around the world. Currently, we sell or have representation in 79 countries, with more than half of our sales in the last five fiscal years occurring outside the U.S. Use of direct versus indirect channels vary by product, application, industry, customer size and geography. Outside the U.S., a large percentage of our sales channels are indirect, while domestically, sales are more evenly split between direct and indirect channels.

Avance and everRun MX software is sold through indirect channels almost exclusively, using a combination of distributors, system builders, value-added resellers and independent software vendors. Our Avance and everRun MX channel development is currently focused on the U.S., Germany, China and Japan. We expect to open further channels in additional geographies over time.

As uptime and application availability have grown in importance to businesses, we have focused on delivering availability as a total product solution to specific applications in selected markets where the need for availability is most pronounced. For example, aligning with partners that serve retail banking, public safety, manufacturing, healthcare, transportation and logistics markets has accounted for much of our success selling ftServer systems and services since 2001, as well as our proprietary platforms over the past three decades. The applications these partners develop and/or sell in these markets include, among other things, transaction processing, emergency dispatch, electronic health care records, warehouse and distribution management and process control. Even applications such as email have become so entrenched in organizations that they have become critical to the successful functioning of their businesses. Virtualization technology’s widespread and continuing growth, as well as a burgeoning interest in and use of cloud computing also serve to accentuate a need for availability in the delivery of IT services.

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

Sales and marketing of our software offerings and ftServer systems must also overcome end-user assumptions that the uptime reliability they have is sufficient to protect them and that what they have is “good-enough” availability. Countering that, Aberdeen Research reported results from a recent study that states the average company can expect to lose $1.5 million annually from business interruptions caused by IT downtime and time to recovery.

Manufacturing

Our products are manufactured at three facilities. Our current line of ftServer systems are manufactured at Flextronics in Ibaraki, Japan pursuant to our joint Purchase and Distribution Agreement with NEC. We also have internal manufacturing operations at our facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with our used and refurbished ftServer systems line and legacy systems line. We have additional internal manufacturing in Dublin, Ireland related to our used and refurbished product for both the ftServer systems line and legacy systems line.

On November 25, 2005, the Bermuda Issuer and Stratus Technologies Ireland Limited, entered into a Collaboration and Licensing Agreement and a Purchase and Distribution Agreement with NEC. These agreements place most of the responsibility for the hardware aspects of fault-tolerant server design and manufacturability of a common hardware platform with NEC. As of February 24, 2013 and February 26, 2012, we had an outstanding accounts receivable balance of $0.2 million for both periods and an outstanding accounts payable balance of $2.5 million and $2.1 million, respectively, with NEC. In addition, during the fiscal years ended February 24, 2013, February 26, 2012 and February 27, 2011, we recognized revenue from transactions with NEC of $2.2 million, $2.1 million and $1.9 million, respectively. Contemporaneously with the execution of the Collaboration and Licensing Agreement and the Purchase and Distribution Agreement, Holdings entered into a Share Purchase and Shareholders Agreement with NEC.

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

We believe Avance and everRun high-availability and fault-tolerant software provides uptime superior to high-availability clusters at a fraction of the cost and with almost none of the operational and management complexities. Other high-availability and fault-tolerant software products exist but in our opinion are more expensive, support fewer operating systems, lack the after-sale support and/or are sold by small companies with limited resources. Avance and everRun also compete against virtualization software. Since Avance and everRun manage the resources of two physical servers to deliver high availability and hardware resiliency, hardware failure is less likely to impact applications than when relying on high availability provided by virtualization software alone.

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

Litigation

On May 14, 2013, in consideration for the payment of $0.4 million to plaintiff VMOOM, a California general partnership, we entered into an agreement (the “Agreement”) with VMOOM discharging all claims and counterclaims, disputes and controversies, pursuant to the lawsuit VMOOM filed in the United States District, Central District of California, Western Division on February 2, 2012 (the “Case”) and releasing each other from any and all liabilities, claims, causes of action, damages, losses, costs, expenses and attorneys’ fees, asserted or unasserted, known or unknown, which each party had, has, or may have had against the other party with respect to the Case prior to the execution of the Agreement.

VMOOM’s claims against us were for breach of written contract, intentional interference and fraud, based on our alleged fail to timely deliver certain ftServer computer systems ordered by Plaintiff for ultimate resale to end-user(s). We filed counter claims against Plaintiff for breach of contract and intentional interference by reason of Plaintiff’s alleged breach its agreement with us by selling certain ftServers to an end-user without first obtaining our approval as was required under the sales agreements governing the purchase of the ftServer systems.

After reimbursement of a portion of settlement amount from our insurance carriers, our share of the settlement amount is $0.1 million.

We are also involved in various legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.

C. Organizational Structure

Holdings is the parent company of a group of consolidated companies. The diagram below contains a general depiction of the organizational structure of Holdings and its subsidiaries as of February 24, 2013. It does not present a complete representation of our organizational structure.

Notes to Organizational Diagram

a)	Stratus Technologies Bermuda Holdings Ltd. is the top tier holding company. Stratus Technologies Bermuda Holdings Ltd. has issued Series A Preference Shares to Technology Holdings Ltd., which is not depicted in the above diagram, and Ordinary Shares to external investors including Technology Holdings Ltd. The shareholders of Technology Holdings Ltd. are certain private equity sponsors, namely Investcorp Stratus Limited Partnership and Stratus Holdings Limited (which we refer to in this annual report as the “Investcorp Group”), MidOcean Capital Partners Europe, L.P. (which we refer to in this annual report as “MidOcean”), and Intel Atlantic, Inc. (which we refer to in this annual report as “Intel Atlantic”). As a result of the April 2010 Refinancing, the lenders under the Second Lien Credit Facility were issued in the aggregate approximately 25% of the issued share capital of Holdings, and the original purchasers of the Units were issued in the aggregate approximately 10%, of the issued share capital of Holdings. As described in detail in Note 20, Subsequent Events, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”, on April 30, 2013, Holdings completed the issuances to the lenders under the Second Lien Credit Facility of an aggregate of 3,324,059.20 Series B ordinary shares and 756,986.00 Series B preference shares, and to the current holders of equity originally issued to the purchasers of the Units of an aggregate of 367,862.57 Series B ordinary shares and 83,773.11 Series B preference shares. Certain additional share issuances by Holdings to the lenders under the Second Lien Credit Facility are contemplated in the event that the Issuers do not repay all outstanding indebtedness under the Second Lien Credit Facility by April 30, 2014. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for additional information about Holdings’ stockholders.
b)	Stratus Technologies Bermuda Ltd. owns all Stratus product and customer service intellectual property, and, as of February 28, 2011, licenses this intellectual property directly to Stratus Technologies Ireland Limited and unrelated third parties. As described more fully in note (c) below, prior to February 28, 2011 (the first day of fiscal 2012), Stratus Technologies Bermuda Ltd. licensed the intellectual property that is currently licensed directly to Stratus Technologies Ireland Limited to a different wholly owned subsidiary, SRA Technologies Cyprus Limited, which would in turn license such intellectual property to Stratus Technologies Ireland Limited. Stratus Technologies Bermuda Ltd. is 100% owned by Stratus Technologies Bermuda Holdings Ltd.

c)	SRA Technologies Cyprus Limited currently has no operations, and it is anticipated that, this entity will eventually be unwound and dissolved. Prior to February 28, 2011, SRA Technologies Cyprus Limited licensed product and customer service intellectual property from Stratus Technologies Bermuda Ltd. and then sub-licensed the intellectual property to Stratus Technologies Ireland Limited. In connection with these internal corporate organizational structure initiatives, effective February 28, 2011 (the first day of fiscal 2012), these intellectual property licensing arrangements were terminated. As a result of the termination of these arrangements, Stratus Technologies Ireland Limited now licenses this intellectual property directly from Stratus Technologies Bermuda Ltd. SRA Technologies Cyprus Limited is 100% owned by Stratus Technologies Bermuda Ltd.
d)	Stratus Technologies, Inc. sells the Stratus products it purchases from Stratus Technologies Ireland Limited to customers in the U.S. Stratus Technologies, Inc. also provides marketing and administrative support to affiliates, provides customer service support on behalf of Stratus Technologies Ireland Limited and performs research and development on behalf of Stratus Technologies Bermuda Ltd. Stratus Technologies, Inc. is 100% owned by Stratus Technologies Bermuda Ltd.
e)	Stratus Technologies Ireland Limited sells Stratus customer service contracts directly to third parties and sells Stratus products to affiliates and third party distributors. Stratus Technologies Ireland Limited previously paid royalties to SRA Technologies Cyprus Limited for the use of Stratus customer service and product intellectual property. As a result of the termination of the intellectual property licensing arrangements with SRA Technologies Cyprus Limited, effective February 28, 2011, described more fully in note (c) above, Stratus Technologies Ireland Limited pays royalties directly to Stratus Technologies Bermuda Ltd. for use of this intellectual property. Stratus Technologies Ireland Limited is 100% owned by Stratus Technologies Bermuda Ltd.
f)	AVANCE Technologies Ltd. is a non-operating entity with no assets or liabilities. AVANCE Technologies Ltd. is 100% owned by Stratus Technologies Bermuda Ltd.
g)	Cemprus Technologies, Inc. owns the membership interests in Cemprus, LLC, and is a non-operating entity which previously held strategic licenses for our telecommunications business which are currently held by Stratus Technologies Ireland Limited. Cemprus Technologies, Inc. is 100% owned by Stratus Technologies, Inc. and is the sole member of Cemprus, LLC.

At February 24, 2013, the total amount of assets of Holdings (on a stand-alone basis) was $1.2 million (exclusive of stock of subsidiaries and intercompany receivables). For the fiscal year ended February 24, 2013, Holdings (on a stand-alone basis) generated no revenue.

Certain subsidiaries, which are not guarantors pursuant to our debt arrangements, are not depicted in the chart above. These non-guarantor subsidiaries are organized in Australia, Canada, France, Germany, Hong Kong, India, Italy, Japan, Korea, the Netherlands, New Zealand, Singapore, South Africa, Spain and the United Kingdom. Their primary operations involve the distribution of Stratus products sold by Stratus Technologies Ireland Limited and Stratus Technologies, Inc., both in direct sales to end users and to third-party resellers. These non-guarantor subsidiaries also provide related customer service support to end users and resellers, such as installation services and remedial and preventative maintenance. Each non-guarantor subsidiary focuses its operations in its respective country of organization and, in some cases, in neighboring countries not otherwise served by a Stratus entity or third party reseller. At February 24, 2013, the non-guarantor subsidiaries (on a standalone basis) held an aggregate of $39.3 million in assets, the main categories of which were cash 23% and accounts receivable 53%. For the fiscal years ended February 24, 2013 and February 26, 2012, the non-guarantor subsidiaries (on a stand-alone basis) generated total revenue of $75.1 million and $75.2 million, respectively, and gross profit of $21.7 million and $18.8 million, respectively. At February 24, 2013, the non-guarantor subsidiaries had no short-term indebtedness outstanding.

For certain financial information relating to Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. and the guarantors of the Notes, see Note 19 to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements.”

D. Property and Equipment

Property

At February 24, 2013 we did not own any real property and leased offices in 19 countries. The following is a list of our principal properties and their use:

Company	Location	Use	Square Feet	Lease Expiration
Stratus Technologies, Inc.	Maynard, MA	Corporate and R&D	287,037	05/31/16
Stratus Technologies, Inc.	Phoenix, AZ	Service	20,660	12/31/16

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our operating and financial results should be read in conjunction with our audited consolidated financial statements contained elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our audited consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Certain financial statement amounts included in the years ended February 26, 2012 and February 27, 2011 have been revised to correct certain immaterial prior period errors, primarily relating to the timing of the recognition of customer service revenue and other immaterial errors. These revisions are described in detail in Note 2(a), Basis of Presentation and Principles of Consolidation in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”. Immaterial differences between numbers contained in such tables and in our audited consolidated financial statements are due to rounding.

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and SMB. Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 109 of the top 200 Fortune Global 500 companies and we have approximately 17,700 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with high-availability and fault-tolerant software solutions through our Avance and everRun MX products.

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•

Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have typically experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, including the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer, Avance and

everRun software systems and we expect such declines to continue in the future. Despite the increase in Legacy revenue in fiscal 2013, we expect our future product revenue growth largely to be derived from sales of ftServer systems as well as our Avance and everRun software. We also intend to leverage our current installed base through add-on sales and upgrades.

•

Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the year-to-date period ended February 24, 2013, 94% of legacy server sales and 92% of ftServer system sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable service revenue stream.

Product and Service Revenue

	Fiscal Years Ended
	February 24, 2013	February 26, 2012	February 27, 2011
	(Dollars in thousands)
Legacy products	$23,048	$17,574	$21,821
ftServer products	47,231	52,763	48,137
Software product	3,441	2,154	1,146

Total product revenue	73,720	72,491	71,104
Customer service revenue	107,754	109,965	111,413
Solution services revenue	23,681	23,223	23,341

Total service revenue	131,435	133,188	134,754

Total revenue	$205,155	$205,679	$205,858

We currently have research and development centers in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and legacy systems line. We maintain sales and service offices in 19 countries worldwide.

Revenue by Region

	Fiscal Years Ended
	February 24, 2013	% of Rev	February 26, 2012	% of Rev	February 27, 2011	% of Rev
	(Dollars in thousands)
U.S.	$80,087	39.0%	$80,747	39.3%	$83,355	40.5%
EMEA	43,994	21.4	46,295	22.5	45,679	22.2
Japan	56,263	27.4	53,536	26.0	48,799	23.7
Asia-Pacific	22,780	11.1	23,886	11.6	24,288	11.8
Other	2,031	1.1	1,215	0.6	3,737	1.8

Total Revenue	$205,155	100.0%	$205,679	100.0%	$205,858	100.0%

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

Second Lien Credit Agreement

The Lien 2 amendment eliminated a maximum net leverage ratio and a minimum net interest coverage requirement. A principal payment of $25.0 million was required and paid on April 8, 2010 and the remaining principal and interest paid-in-kind is due June 30, 2015. At February 24, 2013, we had outstanding Lien 2 borrowings of $98.0 million which includes $75.5 million initial borrowings plus $22.5 million of accreted interest paid-in-kind. At February 26, 2012, we had outstanding Lien 2 borrowings of $89.5 million which includes $75.5 million initial borrowings plus $14.0 million of accreted interest paid-in-kind The interest rate was amended to Libor plus 500 and the interest paid-in-kind was increased to 900 basis points. In addition, the Lien 2 holders were also issued 11,080,455.38 Series B ordinary shares and 2,523,554.62 Series B preference shares of Stratus Technologies Bermuda Holdings Ltd., resulting in an aggregate 25% ownership in us on a post-issuance basis and entitling the Lien 2 holders to all rights and privileges held by the existing equity holders. Pursuant to the terms of the Subscription and Shareholders Agreement pursuant to which such equity was issued, on April 30, 2013, Lien 2 holders were also issued additional Series B ordinary shares and Series B preference shares equal to 7.5% of the total issued share capital, in each case as in issue immediately after the closing of the refinancing, due to the fact that we did not pay all outstanding principal and interest by that date. As described in detail in Note 20, Subsequent Events, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”, on April 30, 2013, we completed the issuances to the Lien 2 holders of an aggregate of 3,324,059.20 Series B ordinary shares and 756,986.00 Series B preference shares. Additionally, if we do not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary shares and Series B preference shares equal to 52.5% of the total issued ordinary and preferred stock, in each case as in issue immediately after the closing of the refinancing. For additional information about the terms of the Subscription and Shareholders Agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement.”

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

Senior Secured Notes and Equity

On April 8, 2010 we issued Units consisting of debt of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. and equity of Stratus Technologies Bermuda Holdings Ltd., in connection with which we received total proceeds of $207.3 million. The debt consists, in the aggregate, of $215.0 million aggregate principal amount of 12.0% Senior Secured Notes (the “Senior Secured Notes”) of the issuers, with a maturity date of March 29, 2015. The Senior Secured Notes are fully and unconditionally guaranteed by certain subsidiary guarantors (namely, Stratus Technologies Ireland Ltd., SRA Technologies Cyprus Ltd., Cemprus Technologies, Inc. and Cemprus LLC) and by Stratus Technologies Bermuda Holdings Ltd. In addition, each issuer guarantees the Senior Secured Notes issued by the other issuer. The Senior Secured Notes and related guarantees rank senior to the debt under the Second Lien Credit Facility and future subordinated debt but is subordinated to indebtedness under the New Revolving Credit Agreement. Stratus Technologies, Inc. issued 52% and Stratus Technologies Bermuda Ltd. issued 48% of the $215.0 million aggregate principal amount of such Senior Secured Notes. All principal will be paid at maturity and interest is paid semi-annually, in arrears, on April 15 and October 15 of each year beginning on October 15, 2010. On April 16, 2012 and October 15, 2012, we made interest payments of $12.6 million and $12.3 million, respectively. On April 15, 2011 and October 17, 2011, we made interest payments of $12.9 million and $12.6 million, respectively. On October 15, 2010, we made an interest payment of $13.4 million.

In addition to the Senior Secured Notes, Stratus Technologies Bermuda Holdings Ltd. issued 4,431,150.00 Series B ordinary shares and 1,008,350.00 Series B preference shares, equal to a 10% aggregate ownership in us on a post-issuance basis, with all rights and privileges equal to those of the existing equity holders. The equity was separated out from the Units by the initial purchaser thereof, immediately upon the issuance thereof, and the Units are now comprised exclusively of the debt of Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc. Holdings was required to issue additional equity to the holders of equity originally issued to the purchasers of the Units on a pro-rata basis with the lenders under the Second Lien Credit Facility, such that the current holders of equity issued to the purchasers of the Units were not diluted by the issuances to the lenders under the Second Lien Credit Facility on April 30, 2013. As described in detail in Note 20, Subsequent Events, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”, on April 30, 2013, Holdings completed the issuances to the lenders under the Second Lien Credit Facility of an aggregate of 3,324,059.20 Series B ordinary shares and 756,986.00 Series B preference shares, and to the current holders of equity originally issued to the purchasers of the Units of an aggregate of 367,862.57 Series B ordinary shares and 83,773.11 Series B preference shares. Pursuant to the terms of the Subscription and Shareholders Agreement pursuant to which such equity was issued, if additional shares are issued to the Lien 2 holders on April 30, 2014 as noted above, the holders of the Senior Secured Notes will be issued additional Series B ordinary shares and Series B preference shares to maintain the required 10% aggregate equity ownership. For additional information about the terms of the Subscription and Shareholders Agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Subscription and Shareholders Agreement.”

The covenants contained in the Senior Secured Notes restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interest or indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures. We were compliance with all covenants contained in the Senior Secured Notes for the year-to-date period ended February 24, 2013.

Pursuant to the terms of the indenture governing the Senior Secured Notes, on or after April 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time. The

Bermuda co-borrower may redeem the Bermuda Senior Secured Notes in whole, but not in part, at 100% of their principal amount in the event of certain changes affecting withholding taxes. Upon a change of control, the holders of the Senior Secured Notes will have the right to require us to purchase the Senior Secured Notes at a premium. Upon certain asset sales, we may be required to offer to use the net proceeds of the asset sale to purchase a portion of the Senior Secured Notes at the principal amount. We must make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011, at 120% provided, however that if actual ECF for any annual period is less than $5.0 million, the amount of ECF for such annual period shall be deemed to be $5.0 million. For fiscal 2013, fiscal 2012 and fiscal 2011, the calculated amount of the ECF is $3.5 million, $2.7 million and $2.4 million, respectively, requiring an ECF offer of $5.0 million for all periods.

On May 25, 2012, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, we redeemed 4,995 units at 120% making an ECF payment of $6.0 million, which included the redemption of $5.0 million of Senior Secured Notes and the related premium of $1.0 million. A $0.1 million payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,995 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $0.9 million. The loss on extinguishment of debt consists of a $1.0 million premium, $0.5 million and $0.2 million write-off of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative liability.

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a $1.2 million loss on extinguishment of debt. The loss on extinguishment of debt consisted of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro-rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the 2012 and 2011 ECF offers, which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million.

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

As of February 24, 2013, the fair value of the Equity Offering embedded derivative is zero, as the Company’s ability to redeem up to 35% of the Notes with the proceeds of an Equity Offering expired unexercised on April 15, 2013. The fair value of the Change in Control and ECF embedded derivatives are $19.4 million and $0.9 million respectively, and are recorded as long term liabilities in the consolidated balance sheet. As of February 26, 2012, the fair value of the Equity Offering embedded derivative is $0.2 million and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25.0 million and $0.9 million respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued each reporting period and any change in fair value will be recorded in the consolidated statement of operations.

For the twelve month periods ended February 24, 2013, February 26, 2012 and February 27, 2011, we recorded a gain of $4.8 million, a loss of $8.9 million and a loss $0.3 million, respectively, related to the net change in the fair value of the embedded derivatives.

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

Allocated Amount
Senior Secured Notes	$184,458
Second Lien Credit Agreement Notes	58,629
Series B preferred stock	11,451
Series B ordinary stock	5,603
Right to shares of Series B preferred stock	5,518
Right to shares of Series B ordinary stock	1,533

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

Revolving Credit Facility

Also on April 8, 2010, Stratus Technologies, Inc. a wholly owned subsidiary of the Company entered into a $25.0 million Revolving Credit Agreement (the “Revolving Credit Facility”) with Jefferies Finance LLC. The Revolving Credit Facility matures September 29, 2014 and is unconditionally guaranteed by the Company and certain of its subsidiaries and is priority to the Senior Secured Notes. The interest rate is variable based on a Libor floor of no lower than 1.50% plus 475. The covenants include, among other requirements, a minimum net interest coverage calculation, certain financial tests when an ECF offer or asset sale offer is consummated under the Senior Secured Notes along with restrictions on the ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens and pledge assets or engage in sale-leaseback transactions and will be subject to maximum capital expenditures, as discussed in Note 10 to our audited consolidated financial statements under “Item 18. Financial Statements”. We were in compliance with all covenants during the fiscal year ended February 24, 2013. There were no borrowings under this facility during the fiscal year ended February 24, 2013.

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

Restructuring Programs

In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2013, 2012 and 2011. These programs were designed to streamline our business model and centralize certain functions. As a result, we recorded significant restructuring and other related charges in fiscal 2013, 2012 and 2011.

Our fiscal 2013 restructuring programs (“2013 Restructuring Programs”) were implemented in order to further align spending with current business initiatives and to streamline business practices, which affected 38 employees. In addition, we implemented a cease-use restructuring program on the third floor of our headquarters in Maynard, MA. We recorded charges of $1.9 million and $1.6 million, respectively, related to severance, fringe benefits and facility costs in connection with these plans.

Our fiscal 2012 restructuring programs (“2012 Restructuring Programs”) were implemented in order to further align spending with current business initiatives, which affected 30 employees, and as a result of a change of approach in the utilization of marketing and customer service resources, which affected 3 employees. We recorded charges of $2.2 million and $0.2 million respectively, related to severance, fringe benefits and relocation costs in connection with this plan.

Our fiscal 2011 restructuring program (“2011 Restructuring Program”) primarily focused on transitioning the logistics business to our Dublin, Ireland location and resulted in a reduction in headcount of 29 employees. We recorded a charge of $1.7 million related to severance and fringe benefits.

For further information regarding these restructurings, see Note 4 to our audited consolidated financial statements under “Item 18. Financial Statements.”

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

On April 14, 2010 we settled a lawsuit against the purchaser of the Emergent business relating to a delinquency in the payment of $1.6 million due under the two-year note receivable and received a final payment of $3.8 million. This payment was allocated $3.7 million to the reduction of principal on the two-year note receivable, the remainder of which was allocated to interest income and the reimbursement of legal fees relating to the lawsuit. We recorded a gain on sale of $3.7 million during fiscal 2011.

For further information regarding this sale, see Note 16 to our audited consolidated financial statements under “Item 18. Financial Statements.”

Acquisitions of Marathon Technologies Corporation and Data Research and Applications Inc.

On September 21, 2012, we acquired certain assets and liabilities of Marathon Technologies Corporation (“Marathon”), a software fault-tolerant systems provider based in Littleton, Massachusetts, for cash consideration of $5,680. The assets and liabilities acquired include intangible assets, customer lists, inventory, fixed assets, accounts receivable, short and long-term deferred revenue, and other current assets and liabilities. The acquisition represents a number of strategic advantages for us that will help the business. We can immediately take advantage of Marathon’s channel network, customer base and research and development organization.

On April 25, 2012, we acquired substantially all of the net assets of Data Research and Applications Inc. (“DRA”), a data storage and recovery company, for consideration of approximately $1,175. DRA developed data storage and recovery products for Stratus customers since 1982. As DRA’s primary customer, we made the acquisition to ensure both longevity and the ability to maintain fully functioning DRA product lines.

For further information regarding these acquisitions, see Note 4 to our audited consolidated financial statements under “Item 18. Financial Statements.”

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

During fiscal 2013, 2012 and 2011, all of the stock options granted to our employees pursuant to our stock option program were non-qualified stock options with exercise prices greater than the fair market value on the date of grant. The weighted-average fair value of all stock options granted during fiscal 2013, 2012 and 2011 was $0.03, $0.04 and $0.07 per share, respectively.

Stock-based compensation expense in the amount of $0.2 million, $0.3 million and $0.5 million was recorded for the fiscal 2013, 2012 and 2011, respectively. There was no stock-based compensation expense associated with the 2013, the 2012 or the 2011 Restructuring Programs.

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

Fair Value of April 2010 Refinancing

As part of the debt refinancing discussed in Note 10 to our audited consolidated financial statements under “Item 18. Financial Statements”, we allocated the proceeds received from investors to the multiple financial instruments issued and several features embedded within the financial instrument arrangements based on their fair values. Such allocation required significant judgment, and we were assisted by an independent valuation firm in determining fair value for the financial instruments and embedded features. For a discussion of the related accounting and the values derived for this transaction see Note 10 of our audited consolidated financial statements under “Item 18. Financial Statements.” The instruments and features valued include the following:

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

For software-only products and all product transactions entered into on or prior to February 27, 2011, we recognize revenue under the software revenue recognition guidance and allocate revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. We use the residual method to allocate revenue between the software license and post contract support (“PCS”) for arrangements accounted for under the software revenue recognition guidance. Our VSOE of fair value for PCS in software arrangements is based on substantive renewal rates. Our software license contracts include first year PCS bundled with the software license. These contracts also have a stated renewal rate for optional PCS renewals in the following year. The majority of customers renew PCS after the first year and such renewals are generally at stated renewal rates. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for solution services. The residual amount of the order is then allocated to and recognized for delivered elements.

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

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Solution services typically include migration services, performance analysis, application support, managed services and various other consulting services, none of which is considered essential to the functionality of our products.

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

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

Results of Operations

The following tables summarize our results of operations for fiscal 2013, 2012 and 2011. Percentages in the below table are based on total revenue.

	February 24, 2013	February 26, 2012	February 27, 2011
	(Dollars in thousands)
Revenue
Product	$73,720	$72,491	$71,104
Service	131,435	133,188	134,754

Total revenue	205,155	205,679	205,858

Product	30,192	33,346	32,862
Service	54,801	56,511	58,359
Total cost of revenue	84,993	89,857	91,221

Gross Profit	120,162	115,822	114,637

Research and development	25,664	27,468	27,469
Sales and marketing	33,549	31,381	29,643
General and administrative	20,774	20,994	19,899
Restructuring	3,531	2,368	1,694
(Gain) on sale of subsidiary	—	—	(3,655)
Management fees	1,200	1,200	1,117

Total operating expenses	84,718	83,411	76,167

Profit from operations	35,444	32,411	38,470
Interest income	28	205	80
Interest expense	(49,996)	(48,334)	(43,728)
Loss on extinguishment of debt	(939)	(1,222)	(3,751)
Gain (loss) on change in fair value for embedded derivatives	4,752	(8,873)	(297)
Other expense, net	(225)	(64)	(1,454)

Loss before income taxes	(10,936)	(25,877)	(10,680)
Provision (benefit) for income taxes	2,532	(6,875)	1,520

Net loss	$(13,468)	$(19,002)	$(12,200)

	February 24, 2013	February 26, 2012	February 27, 2011
Revenue
Product	35.9%	35.2%	34.5%
Service	64.1	64.8	65.5

Total revenue	100.0	100.0	100.0

Product	14.7	16.2	16.0
Service	26.7	27.5	28.3

Total cost of revenue	41.4	43.7	44.3

Gross Profit	58.6	56.3	55.7

Research and development	12.5	13.4	13.3
Sales and marketing	16.4	15.3	14.4
General and administrative	10.1	10.2	9.7
Restructuring	1.7	1.2	0.8
(Gain) on sale of subsidiary	—	—	(1.8)
Management fees	0.6	0.6	0.5

Total operating expenses	41.3	40.6	37.0

Profit from operations	17.3	15.8	18.7
Interest income	0.0	0.1	0.0
Interest expense	(24.4)	(23.5)	(21.2)
Loss on extinguishment of debt	(0.5)	(0.6)	(1.8)
Gain (loss) on change in fair value for embedded derivatives	2.3	(4.3)	(0.1)
Other expense, net	(0.1)	(0.0)	(0.7)

Loss before income taxes	(5.3)	(12.6)	(5.2)
Provision (benefit) for income taxes	1.2	(3.3)	0.7

Net loss	(6.6)%	(9.2)%	(5.9)%

Non-GAAP Financial Measures

	Fiscal Year Ended
	February 24, 2013	February 26, 2012	February 27, 2011
	(Dollars in thousands)
Net loss (1)	$(13,468)	$(19,002)	$(12,200)
Add (deduct):
Interest expense, net	49,968	48,129	43,648
Provision (benefit) for income taxes	2,532	(6,875)	1,520
Depreciation and amortization	7,031	7,490	9,116

EBITDA (1) (2)	$46,063	$29,742	$42,084

Add (deduct):
Restructuring (a)	3,531	2,368	1,694
Stock-based compensation expense (b)	216	336	468
Management fees (c)	1,200	1,200	1,117
(Gain) on sale of subsidiary (d)	—	—	(3,655)
Reserves (e)	812	716	959
Loss on extinguishment of debt (f)	939	1,222	3,751
Gain (loss) on change in fair value for embedded derivatives (g)	(4,752)	8,873	297
Other expense, net (h)	775	673	2,110

Adjusted EBITDA (1) (2)	$48,784	$45,130	$48,825

(1)	Certain financial statement amounts included in the years ended February 26, 2012 and February 27, 2011 have been revised to correct certain immaterial prior period errors, primarily relating to the timing of the recognition of customer service revenue. These revisions are described in detail in Note 2(a), Principles of Consolidation and Basis of Presentation, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”

(2)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

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

(a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2013, 2012 and 2011. These programs were designed to further streamline our business model and centralize certain functions to align with current business initiatives.

In fiscal 2013, we recorded restructuring charges of $3.5 million. This consisted of $1.9 million for severance and fringe benefits, and $1.6 million related to facility cease of use.

In fiscal 2012, we recorded restructuring charges of $2.4 million. This consisted of $2.2 million for severance, fringe benefits and $0.2 million related to employee relocation.

In fiscal 2011, we recorded restructuring charges consisting of $1.7 million for severance and fringe benefits.

For additional information see Note 3 of our audited consolidated financial statements under “Item 18. Financial Statements.”

(b)	In fiscal 2013, fiscal 2012 and fiscal 2011 we recorded non-cash stock-based compensation expense charges of $0.2 million, $0.3 million and $0.5 million, respectively, relating to share-based payments to employees.

(c)	On April 30, 2010, we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full. See Note 10 of our audited consolidated financial statements under “Item 18. Financial Statements.”

The long-term accrued liability related to this yearly fee totaled $3.8 million, and $3.1 million at February 24, 2013 and February 26, 2012, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in fiscal 2011 of $3.7 million. See Note 16 of our audited consolidated financial statements under “Item 18. Financial Statements.”

(e)	In fiscal 2013, 2012,and fiscal 2011, we incurred $0.8 million, $0.7 million and $1.0 million of non-cash inventory write downs, respectively.

(f)	In fiscal 2013 we recorded a $0.9 million loss on extinguishment of debt for the Senior Secured Notes. We made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. Pursuant to the terms of the ECF, we redeemed 4,995 units at 120% resulting in an ECF payment of $6.0 million which includes redemption of $5.0 million Senior Secured Notes and related premium of $1.0 million. The redemption of the 4,995 units of Senior Secured Notes resulted in a $0.9 million loss on extinguishment of debt which consisted of a $1.0 million premium, $0.5 million and $0.2 million write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative liability.

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

In fiscal 2011, we recorded a $3.8 million loss on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In fiscal 2013, we recorded a $4.8 million gain due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

In fiscal 2012 and fiscal 2011, we recorded a $8.9 million loss and a $0.3 million loss, respectively, due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

See Note 10 to our audited consolidated financial statements under “Item 18. Financial Statements.”

(h)	In fiscal 2013, we recorded other expense, net of $0.8 million, primarily consisting of $0.6 million bank fees and $0.5 million of net non-recurring and non-cash charges offset by $0.3 million net foreign currency gains.

In fiscal 2012, we recorded other expense, net of $0.7 million, primarily consisting of $0.5 million bank fees, $0.3 million of one-time public filing registration costs and $0.3 million of net non-recurring and non-cash charges offset by $0.4 million net foreign currency gains.

In fiscal 2011, we recorded other expense, net of $2.1 million, primarily consisting of $0.6 million bank fees, $0.9 million of net foreign currency losses and $0.6 million of net miscellaneous expenses and non-recurring charges.

Year-to-date fiscal period ended February 24, 2013 compared to the year-to-date fiscal period ended February 26, 2012

Revenue

Total revenue for the year-to-date fiscal period ended February 24, 2013 decreased slightly by 0.3% to $205.2 million from $205.7 million for the year-to-date fiscal period ended February 26, 2012.

	Fiscal Years Ended		Increase (Decrease) FY13 vs. FY12
	February 24, 2013	February 26, 2012	$	%
	(Dollars in thousands)
Product revenue	$73,720	$72,491	$1,229	1.7%
Service revenue	131,435	133,188	(1,753)	(1.3)

Total revenue	$205,155	$205,679	$(524)	(0.3)%

Product Revenue. Product revenue for the year-to-date fiscal period ended February 24, 2013 increased by 1.7% to $73.7 million from $72.5 million in the year-to-date fiscal period ended February 26, 2012. This increase was due to the significant growth in legacy revenue, primarily within the V-Series product line and was primarily attributable to sales in the EMEA and Japan regions. The EMEA growth occurred in Italy and Belgium for payment processing and transportation solutions, while the Japan increase was attributable to technology refresh purchases in various banks through our long-standing distributors. This increase in legacy revenue was offset by a decline in our ftServer business by approximately the same amount. A decrease in the Americas ftServer sales, coupled with a decline in ftServer sales in China by a major distributor were the primary reasons for this decline. Additionally, while software sales overall increased significantly as compared to the previous year, Avance sales were flat compared to the prior year while the acquisition of Marathon everRun sales accounted for the increase. Offsetting this increase is an unfavorable foreign exchange impact of $1.8 million compared to the prior year.

	Fiscal Years Ended		Increase (Decrease) FY13 vs. FY12
	February 24, 2013	February 26, 2012	$	%
	(Dollars in thousands)
Continuum	$1,821	$2,422	$(601)	(24.8)%
V-Series	21,227	15,152	6,075	40.0

Total legacy	23,048	17,574	5,474	31.1

Windows	30,651	33,990	(3,339)	(9.8)
Linux	8,743	10,607	(1,864)	(17.6)
VMware	7,837	8,166	(329)	(4.0)

Total ftServer	47,231	52,763	(5,532)	(10.5)

Software	3,441	2,154	1,287	59.7

Total product revenue	$73,720	$72,491	$1,229	1.7%

Service Revenue. Service revenue for the year-to-date fiscal period ended February 24, 2013 decreased by 1.3% to $131.4 million from $133.2 million in the year-to-date fiscal period ended February 26, 2012. Solution services revenue was flat compared to the previous year with a slight increase in managed services being offset by a decline in discrete engagements. Maintenance revenues decreased from the previous fiscal year due to the continued attrition of our legacy installed base while ftServer maintenance was flat. The shortfall in ftServer product sales and associated service was partially offset by increased attach rates on new sales and renewals from the existing base. Software maintenance increased slightly for Avance, and the acquisition of Marathon included $1.1 million of everRun maintenance. Offsetting the increase is an unfavorable foreign exchange impact of $1.9 million compared to prior year.

Gross Profit

Gross profit for the year-to-date fiscal period ended February 24, 2013 increased by 3.7% to $120.2 million from $115.8 million in the year-to-date fiscal period ended February 26, 2012. Gross profit margin for those time periods increased slightly to 58.6% from 56.3%.

Product gross profit for the year-to-date fiscal period ended February 24, 2013 increased by 11.2% to $43.5 million from $39.1 million in the year-to-date fiscal period ended February 26, 2012. Product gross profit margin for those time periods increased from 54.0% to 59.0%. The gross increase was primarily driven by product mix as a result of higher legacy and software revenue along with lower ftServer revenue resulted in higher margins. Offsetting the increase is an unfavorable foreign exchange impact of $1.8 million compared to the prior year.

Service gross profit for the year-to-date fiscal period ended February 24, 2013 decreased slightly by 0.1% to $76.6 million from $76.7 million in the year-to-date fiscal period ended February 26, 2012. Service gross profit margin for those time periods increased from 57.6% to 58.3%. This gross decrease was primarily due to decreased revenue, the annual merit increase and increased variable compensation. These were partially offset by lower payroll-related costs as a result of the Q413 and Q412 reductions in force, lower depreciation and lower material costs. Offsetting the increase is a net unfavorable foreign exchange impact of $1.3 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date fiscal period ended February 24, 2013 decreased by 6.6% to $25.7 million from $27.5 million in the year-to-date fiscal period ended February 26, 2012. Research and development expenses as a percentage of total revenue also decreased slightly in the year-to-date fiscal period ended February 24, 2013 at 12.5% from 13.4% during the same period in fiscal 2012. The gross decrease is primarily due to the Q413 and Q412 reductions in force, lower depreciation and lower material and freight costs. These were partially offset by increased headcount resulting from the Marathon acquisition and the annual merit increase.

Sales and Marketing

Sales and marketing expenses for the year-to-date fiscal period ended February 24, 2013 increased by 6.9% to $33.5 million from $31.4 million in the year-to-date fiscal period ended February 26, 2012. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date fiscal period ended February 24, 2013 to 16.4% from 15.3% during the same period in fiscal 2012. Sales and marketing expenses were higher primarily due to increased headcount as a result of the Marathon acquisition, the annual merit increase, increased commissions and increased recruiting and relocation costs. These were partially offset by decreased travel costs. Offsetting the increase is a favorable foreign exchange impact of $0.1 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date fiscal period ended February 24, 2013 decreased slightly by 1.0% to $20.8 million from $21.0 million in the year-to-date fiscal period ended February 26, 2012. General and administrative expenses as a percentage of total revenue decreased in the year-to-date fiscal period ended February 24, 2013 to 10.1% from 10.2% in the same time period in fiscal 2012. General and administration expenses were higher primarily due to the annual merit increase, variable compensation and increased audit fees. These were partially offset by decrease in depreciation and retention charges.

Restructuring Charges

Restructuring charges for the year-to-date fiscal period ended February 24, 2013 increased by 49.1% to $3.5 million from $2.4 million in the year-to-date fiscal period ended February 26, 2012 as a result of a restructuring program in the fiscal fourth quarter of 2013 to further align spending with current business initiatives. See Note 3 of these audited consolidated financial statements.

Management Fees

Management fees of $1.2 million for the year-to-date fiscal periods ended February 24, 2013 and February 26, 2012 were included as operating expenses. These are primarily comprised of fees of approximately $0.7 million for each year-to-date fiscal period for our private equity sponsors which are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of $0.5 million for the year-to-date fiscal periods ended February 24, 2013 and February 26, 2012.

Profit from Operations

As a result of the above factors profit from operations for the year-to-date fiscal period ended February 24, 2013 increased by $3.0 million to $35.4 million from $32.4 million during the same time period in fiscal 2012. Operating margin for those time periods increased from 15.8% to 17.3%. This was primarily a result of gross profit, primarily as a result of increased legacy revenue, reductions in force in Q412 and Q413, and lower depreciation. These were partially offset by increased commissions, variable compensation, increased audit fees and the Q113 merit increase. Offsetting this increase is a net unfavorable foreign exchange impact of $2.9 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the year-to-date fiscal period ended February 24, 2013 increased by $1.8 million to $50.0 million from $48.1 million during the same period in fiscal 2012. The increase is due to increased accretion of interest payable-in-kind under the Second Lien Credit Facility along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.9% and 13.8% for the year-to-date fiscal periods ended February 24, 2013 and February 26, 2012, respectively.

The weighted-average interest rate of the Second Lien Credit Facility was 14.5% and 14.9% for the year-to-date fiscal periods ended February 24, 2013 and February 26, 2012, respectively.

Cash interest expense for the year-to-date fiscal period ended February 24, 2013 and February 26, 2012 was $29.7 million and $30.0 million respectively.

There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal periods ended February 24, 2013 and February 26, 2012.

Loss on Extinguishment of Debt

On May 25, 2012, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, pursuant to the terms of the ECF, we redeemed 4,995 units at 120% which resulted in a loss on extinguishment of debt of $0.9 million. The loss on extinguishment of debt consist of a $1.0 million premium, $0.5 million and $0.2 million write off related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative liability.

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, pursuant to the terms of the ECF, we redeemed 4,997 units at 120% which resulted in a loss on extinguishment of debt of $1.2 million. The loss on extinguishment of debt consist of a $1.0 million premium, $0.5 million and $0.2 million write off related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

Gain (Loss) on Change in Fair Value for Embedded Derivatives

Gain on change in fair value for embedded derivatives for the year-to-date fiscal period ended February 24, 2013 increased by $13.6 million to $4.8 million from a loss on change in fair value for embedded derivatives of $8.9 million for the same period in fiscal 2012 primarily as a result of the differential between the coupon rate and the declining implied yield as well as a change in the conditional probabilities over time. The fair value of our embedded derivatives in the Senior Notes as defined in Note 10 of our audited consolidated financial statements under “Item 18. Financial Statements.” is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the year-to-date fiscal period ended February 24, 2013 increased by $0.2 million from $0.1 million for the same period in fiscal 2012. The increase is primarily due to a net foreign currency gain of $0.3 million for the year-to-date fiscal period ended February 24, 2013 compared to a net foreign currency gain of $0.4 million in the year-to-date fiscal period ended February 26, 2012.

Income Taxes

Income tax expense for the year-to-date fiscal period ended February 24, 2013 was $2.5 million compared to an income tax benefit of $6.9 million for the year-to-date fiscal period ended February 26, 2012. For the fiscal period ended February 24, 2013, despite a pre-tax loss, our income tax liability is primarily a result of the net release of a deferred tax asset valuation allowance in our Irish entity, realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions. In the year-to-date fiscal period ended February 26, 2012 the effective tax rate was a result of realizing taxable income in foreign jurisdictions and not reflecting tax benefits for losses in other jurisdictions offset by an $9.0 million net deferred income tax benefit related to our Irish entity due to the net release of a deferred tax asset valuation allowance. See Note 9 of our audited consolidated financial statements under “Item 18. Financial Statements.”

Year-to-date fiscal period ended February 26, 2012 compared to the year-to-date fiscal period ended February 27, 2011

Revenue

Total revenue for the year-to-date fiscal period ended February 26, 2012 decreased slightly by 0.1% to $205.7 million from $205.9 million for the year-to-date fiscal period ended February 27, 2011.

	Fiscal Years Ended		Increase (Decrease) FY12 vs. FY11
	February 26, 2012	February 27, 2011	$	%
	(Dollars in thousands)
Product revenue	$72,491	$71,104	$1,387	2.0%
Service revenue	133,188	134,754	(1,566)	(1.2)

Total revenue	$205,679	$205,858	$(179)	(0.1)%

Product Revenue. Product revenue for the year-to-date fiscal period ended February 26, 2012 increased by 2.0% to $72.5 million from $71.1 million in the year-to-date fiscal period ended February 27, 2011. This increase was attributable to the significant growth in ftServer revenue, predominately in the VMware product line. The majority of the VMware growth was concentrated in Japan and was attributable to an office automation solution deployed through a large distributor in fiscal 2012. There was also continued revenue growth in Avance license revenues, primarily in Germany and Asia Pacific. As expected, the legacy product sales declined, but the impact was more than offset by ftServer and Avance growth. Included in this increase is a favorable foreign exchange impact of $2.9 million compared to the prior year.

	Fiscal Years Ended		Increase (Decrease) FY12 vs. FY11
	February 26, 2012	February 27, 2011	$	%
	(Dollars in thousands)
Continuum	$2,422	$3,102	$(680)	(21.9)%
V-Series	15,152	18,719	(3,567)	(19.1)

Total legacy	17,574	21,821	(4,247)	(19.5)

Windows	33,990	34,748	(758)	(2.2)
Linux	10,607	9,651	956	9.9
VMware	8,166	3,738	4,428	118.5

Total ftServer	52,763	48,137	4,626	9.6

Software	2,154	1,146	1,008	88.0

Total product revenue	$72,491	$71,104	$1,387	2.0%

Service Revenue. Service revenue for the year-to-date fiscal period ended February 26, 2012 decreased by 1.2% to $133.2 million from $134.8 million in the year-to-date fiscal period ended February 27, 2011. Overall solution services remained flat in all major categories. Customer service maintenance revenues were down $1.2 million compared to the previous year as expected due to attrition of the legacy base. Included in the increase is a favorable foreign exchange impact of $4.1 million compared to prior year.

Gross Profit

Gross profit for the year-to-date fiscal period ended February 26, 2012 increased by 1.0% to $115.8 million from $114.6 million in the year-to-date fiscal period ended February 27, 2011. Gross profit margin for those time periods increased slightly to 56.3% from 55.7%.

Product gross profit for the year-to-date fiscal period ended February 26, 2012 increased by 2.4% to $39.1 million from $38.2 million in the year-to-date fiscal period ended February 27, 2011. Product gross profit margin for those time periods decreased slightly from 53.8% to 54.0%. The gross increase was primarily driven by product mix as a result of improved ftServer and Avance revenue, resulting in higher margins, partially offset by decreased legacy revenue, resulting in lower margins. Included in the increase is a favorable foreign exchange impact of $2.9 million compared to the prior year.

Service gross profit for the year-to-date fiscal period ended February 26, 2012 increased slightly by 0.4% to $76.7 million from $76.4 million in the year-to-date fiscal period ended February 27, 2011. Service gross profit margin for those time periods increased from 56.7% to 57.6%. This was primarily due to decreased depreciation expenses and lower payroll-related costs as a result of reduced headcount resulting from the transition of our logistics business to Dublin, Ireland in Q112. These were partially offset by decreased revenue, increased royalty costs, the reinstatement of employee’s salary levels effective in Q311 which were originally reduced in Q210, along with the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. Included in the increase is a net favorable foreign exchange impact of $2.2 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date fiscal period ended February 26, 2012 were in line with the year-to-date fiscal period ended February 27, 2011 at $27.5 million. Research and development expenses as a percentage of total revenue also remained in line in the year-to-date fiscal period ended February 26, 2012 at 13.4% compared to 13.3% for the same period in fiscal 2011. Increases in the year include the Q311 salary reinstatement, the Q112 merit increase, reinstatement of our 401(k) match effective January 1, 2011 and higher U.S. healthcare costs. These were offset by decreased depreciation costs and lower headcount.

Sales and Marketing

Sales and marketing expenses for the year-to-date fiscal period ended February 26, 2012 increased by 5.9% to $31.4 million from $29.6 million in the year-to-date fiscal period ended February 27, 2011. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date fiscal period ended February 26, 2012 to 15.3% from 14.4% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to increased headcount, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher U.S. healthcare costs and increased recruiting costs. These were partially offset by decreased commission costs. Included in the increase is an unfavorable foreign exchange impact of $0.8 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date fiscal period ended February 26, 2012 increased by 5.8% to $21.0 million from $19.8 million in the year-to-date fiscal period ended February 27, 2011. General and administrative expenses as a percentage of total revenue increased in the year-to-date fiscal period ended February 26, 2012 to 10.2% from 9.6% in the same time period in fiscal 2011. General and administration expenses were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher U.S. healthcare costs and increased legal and audit fees as a result of public filing registration requirements. These were partially offset by decreases in depreciation and retention charges. Included in the increase is an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Restructuring Charges

Restructuring charges for the year-to-date fiscal period ended February 26, 2012 increased by 39.8% to $2.4 million from $1.7 million in the year-to-date fiscal period ended February 27, 2011 as a result of a restructuring program in the fiscal fourth quarter of 2011 to further align spending with current business initiatives and a restructuring program in the fiscal third quarter of 2012 as a result of a change of approach in the utilization of marketing and customer service resources. See Note 3 of these audited consolidated financial statements.

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

Profit from Operations

As a result of the above factors profit from operations for the year-to-date fiscal period ended February 26, 2012 decreased by $6.1 million to $32.4 million from $38.5 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 18.7% to 15.8%. This was primarily a result of the $3.7 million gain on sale of the Emergent Business in fiscal 2011, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher U.S. healthcare costs and increased legal and audit fees as a result of public filing registration requirements. These were partially offset by reduced headcount as a result the Q411 restructuring, the transition of our logistics business to Dublin, Ireland in Q112 and lower depreciation expenses. Included in this decrease is a net favorable foreign exchange impact of $4.1 million compared to the prior year.

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

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for the year-to-date fiscal period ended February 26, 2012 and February 27, 2011.

Cash interest expense for the year-to-date fiscal period ended February 26, 2012 and February 27, 2011 was $30.0 million and $28.7 million respectively.

There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal periods ended February 26, 2012 and February 27, 2011.

Loss on Extinguishment of Debt

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, pursuant to the terms of the ECF, we redeemed 4,997 units at 120% which resulted in a loss on extinguishment of debt of $1.2 million. The loss on extinguishment of debt consist of a $1.0 million premium, $0.6 million and $0.2 million write off related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the year-to-date fiscal period ended February 27, 2011 due to the write off of deferred financing fees and debt discount as result of the April 8, 2010 Refinancing.

Loss on Change in Fair Value for Embedded Derivatives

Loss on change in fair value for embedded derivatives for the year-to-date fiscal period ended February 26, 2012 increased by $8.6 million to $8.9 million from $0.3 million for the same period in fiscal 2011. The fair value of our embedded derivatives in the Senior Notes as defined in Note 10 of our audited consolidated financial statements under “Item 18. Financial Statements.” is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the year-to-date fiscal period ended February 26, 2012 decreased by $1.4 million from $1.5 million to $0.1 million for the same period in fiscal 2011. The decrease in the is primarily due to a net foreign currency gain of $0.4 million and $0.1 million lower miscellaneous expenses compared to a net foreign currency loss of $0.9 million in the year-to-date fiscal period ended February 27, 2011.

Income Taxes

Income tax benefit for the year-to-date fiscal period ended February 26, 2012 was $6.9 million compared to an income tax expense of $1.5 million for the year-to-date fiscal period ended February 27, 2011. In the year-to-date fiscal period ended February 26, 2012 the effective tax rate was as a result of realizing taxable income in foreign jurisdictions and not reflecting tax benefits for losses in other jurisdictions offset by an $9.0 million net deferred income tax benefit related to our Irish entity due to the net release of a deferred tax asset valuation allowance. See Note 9 of our audited consolidated financial statements under “Item 18. Financial Statements.” For the fiscal period ended February 27, 2011, despite a pre-tax loss, our income tax liability is primarily a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.

New Accounting Guidance

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. We adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. We adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

Capital Expenditures

Total capital expenditures for the year-to-date period ended February 24, 2013 were $6.2 million, compared to $3.7 million in the year-to-date period ended February 26, 2012. These expenditures were primarily related to purchases of computer hardware equipment of $1.9 million primarily used in research and development, spare parts of $1.7 million to service our installed base and $1.5 million of demo equipment. Total capital expenditures for the year-to-date period ended February 26, 2012 were $3.7 million, compared to $6.2 million in the year-to-date period ended February 28, 2011. These expenditures were primarily related to purchases of computer hardware equipment of $1.7 million primarily used in research and development, and of spare parts of $0.9 million to service our installed base.

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

For the year-to-date period ended February 24, 2013, 61% of consolidated revenue and $43.3 million of operating profit was in currencies other than our functional currency, the U.S. dollar. The U.S. dollar appreciated approximately 18.0% against the Japanese yen, approximately 2.4% against the British pound sterling and depreciated approximately 0.8% against the euro during this period.

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

To manage this foreign exchange risk exposure, we take advantage of any natural offsets to our foreign currency assets and liabilities and, from time to time, enter into foreign currency forward contracts. The maturities of such foreign exchange contracts generally do not exceed six months. We do not hold or issue financial instruments for trading purposes. As of February 24, 2013, no forward contracts related to these foreign currency exposures were outstanding.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt and credit facilities. Our exposure to floating interest debt obligations may be material in future periods in environments of higher interest rates. As of February 24, 2013, 68% of our outstanding term debt was fixed and 32% was floating. The Revolving Credit Facility also has a floating interest rate, but there were no outstanding borrowings at February 24, 2013. All of our debt is denominated in U.S. dollars.

As of February 24, 2013, a one percentage point increase in interest rates on our floating debt would increase our yearly interest expense by approximately $1.0 million. At February 24, 2013, we did not have any interest rate swap agreements in place to mitigate this risk.

B. Liquidity and Capital Resources

At February 24, 2013 our cash and cash equivalents were $22.2 million, compared to $27.5 million at February 26, 2012. This decrease was primarily due to the $5.0 million ECF payment and related premium of $1.0 million made in the year-to date fiscal period ended February 24, 2013, the timing of interest payments related to Senior Secured Notes, the acquisitions of businesses for $6.8 million and an increase the acquisition of property and equipment. These were partially offset by an increase in cash provided by operations. At February 26, 2012, our cash and cash equivalents decreased to $27.5 million, compared to $28.1 million at February 27, 2011. This decrease was primarily due to the $5.0 million ECF payment and related premium of $1.0 million made in the year-to date fiscal period ended February 26, 2012, the timing of interest payments related to our Senior Secured Notes and the proceeds from the Emergent Sale received in fiscal 2011. These were partially offset by a decrease in the acquisition of property and equipment and a decrease in costs related to the April 2010 Refinancing. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash provided by operating activities in the year-to-date periods ended February 24, 2013 and February 26, 2012 was $14.0 million and $8.4 million, respectively. Net cash generated from operating activities increased in fiscal 2013 compared to fiscal 2012 primarily due to decreased net loss adjusted for non-cash expenses primarily driven around the consumption of our inventory and the timing of accrued expenses and other long-term assets and liabilities. Net cash provided by operating activities in the year-to-date periods ended February 26, 2012 and February 27, 2011 was $8.4 million and $19.7 million, respectively. Net cash generated from operating activities decreased in fiscal 2012 compared to fiscal 2011 primarily due to timing of interest payments as a result of two semi-annual payments on the Senior Secured Notes made in the year-to-date fiscal period ended February 26, 2012 compared to one payment made in the year-to-date fiscal period ended February 27, 2011, as well as the premium paid related to the ECF payment along with a decrease in profit from operations adjusted for non-cash expenses. These were partially offset by the timing of deferred revenue, primarily related to our customer service business.

Net cash used in investing activities in the year-to-date period ended February 24, 2013 was $13.2 million compared to $3.7 million in the year-to-date period ended February 26, 2012. This increase was primarily due to the acquisitions of businesses of $6.8 million and an increase in the acquisition of property and equipment. Net cash used in investing activities in the year-to-date period ended February 26, 2012 was $3.7 million compared to $2.8 million in the year-to-date period ended February 27, 2011. This increase was primarily due to net proceeds of $3.6 million related to the Emergent Business sale in fiscal 2011. Capital expenditures in the year-to-date period ended February 24, 2013, the year-to-date period ended February 26, 2012 and the same period in fiscal 2011, were $6.2 million, $3.7 million and $6.2 million, respectively. During the three twelve month fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in research and development and spare parts to service our installed base.

Net cash used in financing activities decreased to $5.0 million in the year-to-date period ended February 24, 2013 compared to $5.3 million in the year-to-date period ended February 26, 2012. Net cash used in the year-to-date period ended February 24, 2013 was due to a payment on long-term debt of $5.0 million. Net cash used in financing activities decreased to $5.3 million in the year-to-date period ended February 26, 2012 compared to $46.2 million in the year-to-date period ended February 27, 2011. Net cash used in the year-to-date period ended February 26, 2012 was due to a payment on long-term debt of $5.0 million and $0.3 million of financing fees. Net cash used in the year-to-date period ended February 27, 2011 was due to a payment on long-term debt of $218.0 million, net payments towards Previous Revolving Credit Facility borrowings of $22.0 million along with financing and equity issuance fees of $13.5 million offset by proceeds from issuance of long-term debt and equity of $207.3 million. These transactions were related to the refinancing in fiscal 2011. See Note 10 in our audited consolidated financial statements under “Item 18. Financial Statements.”

At February 24, 2013 we had debt obligations totaling $303.0 million, partially offset by $22.2 million in cash and cash equivalents. At February 26, 2012, we had debt obligations totaling $299.5 million, partially offset by $27.5 million in cash and cash equivalents.

As of February 24, 2013, in addition to the cash on hand of $22.2 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at February 26, 2012 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an ECF offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an ECF offer. We were in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer in fiscal 2013.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this annual report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.65 to 1.00 for the twelve month period ending February 24, 2013.

In addition, our debt agreements contain certain covenants that also, among other things, restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount as discussed in Note 10 to our audited consolidated financial statements under “Item 18. Financial Statements.” We were in compliance with those covenants as of February 24, 2013.

Pursuant to the bye-law provisions that govern the preference shares of Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of (i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and (ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. As of February 24, 2013, the redemption value of the Series A and Series B Preference Shares totaled $117.9 million and $63.5 million, respectively. If Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

At February 24, 2013 we had $17.3 million of Unremitted Earnings; see Note 9 to our audited consolidated financial statements under “Item 18. Financial Statements.” At this time, we do not anticipate changes to our business operations or tax laws, however, as discussed in “Item 3. Key Information — D. Risk Factors,” we could be subject to a significant income tax liability which would have a significant adverse impact on our cash flows and our financial results of operations. As a result of our corporate structure discussed under “Item 4. Information on the Company,” we are able to remain liquid despite cash indefinitely reinvested.

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

C. Research and Development, Patents and Licenses

We refer you to “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

We refer you to “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E. Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 24, 2013 and February 26, 2012, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of ASC 460 “Guarantees” as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of February 24, 2013 and February 26, 2012, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 24, 2013 and February 26, 2012, respectively.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at February 24, 2013.

		Fiscal Years Ending February				Beyond 2017
	Total	2014	2015	2016	2017
	(Dollars in thousands)
Long-term debt (1) (2)	$328,643	$5,000	$5,000	$318,643	$—	$—
Interest obligations (3)	72,855	30,210	29,769	12,876	—	—
Operating lease obligations	22,851	6,326	5,651	4,973	4,475	1,426
Purchase obligations	4,013	4,013	—	—	—	—

Total	$428,362	$45,549	$40,420	$336,492	$4,475	$1,426

1)	As presented in this table, long-term debt represents the aggregate mandatory repayments of principal, but not interest, for each period under our Revolving Credit Facility, our Senior Secured Notes and our Second Lien Credit Facility, as of February 24, 2013. The repayment amount of the Second Lien Credit Facility above includes the accretion of interest paid-in-kind over the life of the loan. See Note 10 of our audited consolidated financial statements under “Item 18. Financial Statements” for the year ended February 24, 2013, for additional information.
2)	The foregoing assumes that, within 95 days after the end of each fiscal year, $5.0 million per year will be used by us to make ECF Offers. Pursuant to the terms of the indenture governing the Notes, we are required, within 95 days after the end of each fiscal year, to make an offer (an “ECF Offer”) to repurchase outstanding Notes at 120% of the principal amount thereof, plus accrued and unpaid interest, if any. The amount of each ECF Offer must equal the amount of ECF for the previous fiscal year (as calculated under the indenture governing the Notes), subject to a minimum amount of $5.0 million. The presentation of long-term debt obligations above, assumes a minimum ECF Offer of $5.0 million per year. Depending on the amount of ECF actually available to make ECF Offers in each such period, the actual amount of such payments could be significantly higher.
3)	Assumes a 12.0% rate on our fixed rate Senior Secured Notes, a LIBOR interest rate of 0.21% added to a base rate of 5.0% for our Second Lien Credit Facility variable rate obligation and a LIBOR floor of 1.50% plus 475 related to our variable rate Revolving Credit Facility.

At February 24, 2013, we have gross unrecognized income tax benefits that, due to immateriality, are not presented within the tabular disclosure of contractual obligations.

Upon written request, each holder of Series A preference shares and Series B preference shares of Holdings may require Holdings to redeem all of its outstanding preference shares. The redemption value of Series A preference shares and Series B preference shares totaled $117.9 million and $63.5 million, respectively, at February 24, 2013. In connection with the April 2010 Refinancing, Holdings’ Bye-laws were revised to extend the redemption right to all holders of Holdings’ preference shares and provide that the holders of the preference shares may not exercise this right until the later of (i) 91 days after the earlier of the stated maturity date or the first date on which no Senior Secured Notes are outstanding and (ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. See Note 10 to our audited consolidated financial statements under “Item 18. Financial Statements”, for further information regarding commitments and contingencies and leasing contracts.

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

MANAGEMENT

Name	Age	Title
David C. Laurello	57	Chairman of the Board; President and CEO (1)
Robert C. Laufer	54	Director; CFO and Senior VP Finance and Administration (2)
Frederick S. Prifty	68	VP and General Counsel (3)
Bradley I. Dietz	58	Director (4)
Stephen C. Kiely	67	Director (5)
Ernest Morrison	56	Director (6)
Robert Sharp	49	Director (5)

1)	Mr. Laurello also serves as Chairman of the Board of Directors and President and Chief Executive Officer of the U.S. Issuer and Director and Chairman of the Board of Directors of the Bermuda Issuer.
2)	Mr. Laufer also serves as a Director and Vice President and Treasurer of the Bermuda Issuer and as a Director and Senior Vice President, Chief Financial Officer and Treasurer of the U.S. Issuer.
3)	Mr. Prifty also serves as Assistant Secretary of Holdings, Director and President of the Bermuda Issuer and as Vice President, General Counsel and Secretary of the U.S. Issuer.
4)	Mr. Dietz also serves as a Director of each of the Bermuda Issuer and the U.S. Issuer. Mr. Dietz is the appointee of the lenders under the Second Lien Credit Facility holding a majority in interest of the loans outstanding under the Second Lien Credit Facility, pursuant to Subscription and Shareholders Agreement entered into on April 8, 2010.
5)	Mr. Sharp and Mr. Kiely each serve as Directors of the U.S. Issuer. Mr. Sharp is the appointee of Technology Holdings Ltd., pursuant to Subscription and Shareholders Agreement entered into on April 8, 2010.
6)	Mr. Morrison also serves as a Director of the Bermuda Issuer. Mr. Morrison does not hold a Director or executive officer position with the U.S. Issuer.

On June 26, 2012, Mr. Lars Haegg voluntarily resigned as a Director of the Board and a member of all Board committees of Holdings, the Bermuda Issuer and U.S. issuer.

David C. Laurello became a member of the Board of Directors of the U.S. Issuer on May 24, 2002, the Board of Directors of Holdings on May 22, 2006, the Board of Directors of the Bermuda Issuer on October 6, 2011 and has served as President and Chief Executive Officer of Stratus Technologies, Inc. since June 16, 2003. Before rejoining Stratus in January 2000, Mr. Laurello held the position of Vice President and General Manager of the CNS (Converged Network Solutions) business unit of Lucent Technologies. At Lucent, Mr. Laurello was responsible for engineering, product and business management and marketing. Prior to this role, Mr. Laurello was Vice President of Engineering of the Carrier Signaling and Management Business Unit at Ascend Communications. From 1995 to 1998, Mr. Laurello was Vice President of Hardware Engineering and Product Planning at Stratus. Mr. Laurello serves as a director on the boards of the Massachusetts High Technology Council, and the Massachusetts United Way of Tri-County. He also is a member of the advisory board of the Manning School of Business, University of Lowell.

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

Bradley I. Dietz became a member of the Board of Directors of the U.S. Issuer, the Bermuda Issuer and the Board of Directors of Holdings on October 6, 2011. He is a member of the Holdings’ audit committee and compensation committee. Mr. Dietz serves on the boards of directors of various public and private companies. He was previously a Managing Director and Partner of Peter J. Solomon Company from 2001-2010. Previously, Mr. Dietz was a Managing Director of Citibank from 1991-2000. He also has held positions at Bankers Trust Company and Metromedia, Inc. Mr. Dietz serves as Chairman of the Board of Orchard Brands and Contec, Inc., and serves on the boards of ACA Financial Guaranty, CEI, Inc., and Nationwide Argosy.

Stephen C. Kiely became a member of the Board of Directors of the U.S. Issuer on February 26, 1999 and the Board of Directors of Holdings on May 22, 2006. He also became a member of the audit committee of Holdings on October 4, 2012. Mr. Kiely joined Stratus Computer in 1994 and served as Executive Chairman of Stratus Technologies from June 16, 2003 to June 27, 2008. Previously, Mr. Kiely had been Chairman, President and Chief Executive Officer since February 1999. He also has served as President of Stratus Computer’s Enterprise Computer division, Vice President of Engineering and Vice President of Platform Products. Prior to joining Stratus Computer, Mr. Kiely served in executive positions at IBM, Prime Computer, Bull, and two technology startups. Mr. Kiely is a member of the Board of Directors of Cray, Inc.

Ernest Morrison became a member of the Board of Directors of the Bermuda Issuer on December 23, 2004 and the Board of Directors of Holdings on May 22, 2006. Mr. Morrison is a director of the Bermuda law firm Cox Hallett Wilkinson Limited (formerly known as Hallett, Whitney & Patton), having joined the firm in 1986. Mr. Morrison has been head of the Corporate Department at the firm commencing from 1998 to the present date. He advises on a broad range of corporate and commercial issues for a diverse international client base. His particular practice areas are trusts, mutual funds, insurance, shipping, aviation and telecommunications. Mr. Morrison is a member of the Honourable Society of Gray’s Inn and the Bermuda Bar Association, and is a member of the Board of Directors of Agincourt Ltd.

Robert Sharp became a member of the Board of Directors of the U.S. Issuer on April 13, 2001 and the Board of Directors of Holdings on May 22, 2006 and is a member of the Holdings’ audit committee and compensation committee. Mr. Sharp is a Managing Director at MidOcean Partners, LP. Prior to his current position, Mr. Sharp was a Managing Director at DB Capital Partners. Previously Mr. Sharp was a Principal at Investcorp International, Inc. and held positions at BT Securities, Remsen Partners and Drexel Burnham Lambert. Mr. Sharp is also a Director of Bushnell Inc., Hunter Fan Company, Agilex Flavors & Fragrences, and totesHHIsotoner Corporation.

B. Compensation

For the fiscal year ended February 24, 2013, the executive officers of Holdings and its subsidiaries received aggregate compensation of $1.9 million. In addition to salary, such aggregate amount includes amounts received by such executive officers pursuant to certain individualized retention bonus programs, financial planning assistance, and premiums on group term life insurance policies. We did make matching contributions to the executive officers’ 401(k) accounts during the fiscal year ended February 24, 2013 and February 26, 2012, but did not make contributions during the fiscal year ended February 27, 2011.

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

C. Board Practices

The Bye-Laws of Holdings provide for the administration of our board of directors consisting of not less than two and not more than fifteen directors, as determined by the shareholders of Holdings. As specified above, there are currently seven directors appointed to the board of directors of Holdings. Pursuant to the Bye-Laws of Holdings and the Subscription and Shareholders Agreement entered into in connection with the April 2010 Refinancing, Mr. Sharp, as the board representative of Technology Holdings, is entitled to exercise additional votes, so that the appointees of Technology Holdings effectively control a majority of the board of directors of Holdings. Also, pursuant to the Subscription and Shareholders Agreement, the Northwestern Mutual Life Insurance Company, a lender under the Second Lien Credit Facility, has the right to appoint a designee and employee of it or an affiliate as an observer to the board of directors of Holdings and on October 6, 2011, this right was exercised.

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

For their services as directors and audit committee members of Holdings, Mr. Dietz and Mr. Kiely each receive an annual stipend of $20,000 (paid quarterly), and a per meeting a fee of $1,500 for each board, audit committee and such other special meetings of the board of directors as they actually attend. Except as noted above none of the directors of Holdings, the Bermuda Issuer, and the U.S. Issuer received a salary or other compensation during fiscal 2013 for their services as members of the respective boards of directors and board committees.

Audit Committee

Holdings and Stratus Technologies, Inc. have each established an audit committee. As of February 24, 2013, the members of the audit committee of Holdings were Mr. Sharp, Mr. Kiely and Mr. Dietz and as February 24, 2013, Mr. Sharp served as the sole member of the audit committee of the U.S. Issuer. Each member of the Audit Committee holds their position for an unlimited term, until a successor is duly elected and qualified.

Compensation Committee

Holdings and Stratus Technologies, Inc. have each established a compensation committee. As of February 24, 2013, the members of the compensation committee of each of Holdings and Stratus Technologies, Inc. were Mr. Sharp and Mr. Dietz. Each member of the Compensation Committee holds for an unlimited term, until a successor is duly elected and qualified.

D. Employees

The following table indicates the number of employees of Holdings and its subsidiaries by geography and main activity category as of the fiscal years ended:

	2013	2012	2011
Americas (including Mexico and Canada)	390	394	418
Europe and South Africa	55	56	59
Japan	42	46	48
Asia/Pacific	49	40	43

TOTAL	536	536	568

	2013	2012	2011
Sales	94	81	79
Marketing	22	24	31
Engineering	117	126	141
Service	207	200	215
Supply chain management	8	17	13
Finance and administration	88	88	89

TOTAL	536	536	568

We do not have any labor, union or collective bargaining contracts covering any of its employees in any geography, except where required by local law. We believe our labor-management relations are positive.

E. Share Ownership

As of February 24, 2013, Mr. Kiely beneficially owned 1,967,611 ordinary shares, or 2.3% of outstanding ordinary shares on an as-converted basis, of which 1,753,291 may be acquired within 60 days after May 16, 2013 by exercise of stock options. Mr. Kiely has been granted options for a total of 1,753,291 ordinary shares, all of which were originally granted to him in his capacity as an executive officer of Stratus Technologies, Inc., pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from May 1, 2019 to July 1, 2019. As of May 16, 2013, Mr. Kiely had not exercised any of his shares represented by outstanding options.

As of February 24, 2013, Mr. Laurello beneficially owned 2,159,560 ordinary shares, or 2.5% of outstanding ordinary shares on an as-converted basis, of which 2,159,560 may be acquired within 60 days after May 16, 2013 by exercise of stock options. Mr. Laurello has been granted options for a total of 2,384,560 ordinary shares, all of which were issued to him in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from July 1, 2019 to August 14, 2019. As of May 16, 2013, Mr. Laurello had not exercised any of his shares represented by outstanding options.

As of February 24, 2013, Mr. Laufer beneficially owned 1,355,458 ordinary shares, or 1.6% of outstanding ordinary shares on an as-converted basis, of which 1,304,698 may be acquired within 60 days after May 16, 2013 by exercise of stock options. Mr. Laufer has been granted options for a total of 1,454,698 ordinary shares, all of which were issued to Mr. Laufer in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999. See “— Employee Stock Option Plan” below. The per share purchase price of the option shares is $0.60 and the expiration dates of the options range from May 1, 2019 to August 14, 2019. As of May 16, 2013, Mr. Laufer had not exercised any of his shares represented by outstanding options.

As of February 24, 2013, Mr. Prifty beneficially owned or had options for less than 1% of the outstanding ordinary shares of Holdings, on an as-converted basis. The foregoing calculation of beneficial ownership includes shares that may be acquired within 60 days after May 16, 2013 by exercise of stock options. All such options were issued to Mr. Prifty in his capacity as an executive officer of the U.S. Issuer, pursuant to the Stock Incentive Plan established on March 29, 1999, as amended. See “— Employee Stock Option Plan” below. The individual share ownership of Mr. Prifty has not been disclosed to shareholders or otherwise made public. As of May 16, 2013, Mr. Prifty had not exercised any of his shares represented by outstanding options.

Other than the foregoing individuals, none of our directors or executive officers (named under the heading “Management” above) beneficially owns any shares of Holdings. Mr. Sharp is a Managing Director at MidOcean Partners, LP. Mr. Sharp disclaims beneficial ownership of any shares of Technology Holdings Ltd. owned by MidOcean and the Investcorp Group, respectively. For further information about the ownership of Technology Holdings Ltd., see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

As of May 16, 2013, the total outstanding exercisable stock options held by all participants in Holdings’ stock option plan (including options exercisable within 60 days), including the board members and executive officers named above, called for 15.3 million shares.

For a more detailed description of our stock option plan, including information regarding the expiration date of the options thereunder, see Note 14 to our audited consolidated financial statements under “Item 18. Financial Statements.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Holdings owns 100% of the issued and outstanding voting shares of the Bermuda Issuer, which in turn directly or indirectly owns 100% of the issued and outstanding shares of the U.S. Issuer and of each other guarantor of the Notes underlying the Units (except for one share of Stratus Technologies Ireland Limited owned by a third party to comply with the minimum requirements of local law). Set forth below is certain information concerning the beneficial ownership of the ordinary share capital and preference share capital, by each person known to us to be a beneficial owner of more than 5% of any class of capital stock of Holdings. As provided below, percentage of ownership is based on 10,933,905.73 preference shares and 48,015,711.15 ordinary shares issued and outstanding as of April 30, 2013 (see Note 20, Subsequent Events, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”). For information regarding the share ownership of our executive officers and directors, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” For information regarding the relative voting rights of the shareholders of Holdings, see the disclosure incorporated by reference into “Item 10. Additional Information — B. Memorandum and Articles of Association and Equity Holders’ Rights.”

	Holdings’ Ordinary Shares (a)		Holdings’ Preference Shares (b)
Name	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Technology Holdings Ltd. (c)	37,679,353.00	52.5%	6,561,242.00	60.0%
OakTree Capital Management, LP (d)	5,501,636.81	7.7%	838,440.80	7.7%
Northwestern Mutual Life Insurance Co. (e)	4,627,613.23	6.5%	705,316.23	6.5%

a)	Includes 10,933,905.73 preference shares that are convertible into ordinary shares at any time at the option of the holder.
b)	Preference shares vote and are convertible into ordinary shares on a 2.17:1 basis.
c)	A majority of our outstanding share capital is owned of record by Technology Holdings Ltd., which is a Bermuda exempted company. The shareholders of Technology Holdings Ltd. are in turn the Investcorp Group, MidOcean and Intel Atlantic. Investcorp Stratus Limited Partnership, a Cayman Islands exempted limited partnership, and Stratus Holdings Limited, a Cayman Islands exempt company (which we refer to collectively in this annual report as the “Investcorp Group”), own securities representing approximately 52.5% of the voting power of Technology Holdings Ltd. Investcorp Bank B.S.C., a Bahraini public joint stock company (which we refer to in this annual report as “Investcorp”), may be deemed to share beneficial ownership of the shares of voting stock of Technology Holdings Ltd. held by the Investcorp Group because the holders of the voting stock of the Investcorp Group, or such entities’ stockholders or principals, have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of the entities owning the voting stock issued by the entities in the Investcorp Group, or such entities’ stockholders, has granted such affiliate the authority to direct the voting and disposition of the voting shares issued by such entity, which permits Investcorp to control the voting and disposition of the voting stock of Technology Holdings Ltd. owned by each member of the Investcorp Group for so long as such agreements are in effect. Investcorp may also be deemed to share beneficial ownership of the shares of voting stock of Technology Holdings Ltd. held by Investcorp Stratus Limited Partnership because the general partner of such partnership is an indirect subsidiary of Investcorp. The address for Investcorp Bank B.S.C. is P.O. Box 5340, Manama, Bahrain. The address for each of Investcorp Stratus Limited Partnership and Stratus Holdings Limited is c/o Paget-Brown Trust Company Ltd., P.O. Box 1111, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands. MidOcean Capital Partners Europe, L.P., a Cayman Islands exempted limited partnership (which we refer to in this annual report as “MidOcean”), owns securities representing approximately 30.8% of the voting power of Technology Holdings Ltd.. As a result of their direct or indirect control relationship with MidOcean, Ultramar Capital, Ltd., a Cayman Islands exempt company, Existing Fund GP, Ltd., a Cayman Islands exempt company, MidOcean Partners, LP a Cayman Islands exempted limited partnership, and MidOcean Associates, SPC, a Cayman Islands exempt company registered as a segregated portfolio company, may all be deemed to be beneficial owners of the stock of Technology Holdings Ltd. owned by MidOcean. Existing Fund GP, Ltd. is the general partner of MidOcean, MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. J. Edward Virtue may be deemed the beneficial owner of the shares of voting stock of Technology Holdings Ltd. held by such entities because he indirectly controls the voting or disposition of such securities, but he disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for MidOcean Capital Partners Europe, L.P. is P.O. Box 26 GT, Grand Cayman, Cayman Islands. The address for each of Existing Fund GP, Ltd., MidOcean Partners, LP, MidOcean Associates, SPC and Ultramar Capital, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands. Intel Atlantic, Inc., a Delaware corporation (which we refer to in this annual report as “Intel Atlantic”), owns securities representing approximately 12.7% of the voting power of Technology Holdings Ltd. The address for Intel Atlantic, Inc. is Corporation Trust Company, 1209 Orange St., Wilmington, Delaware, 19801.

d)

OakTree Capital Management, LP. is the fund manager for various Second Lien Shareholders and Note Purchaser Shareholders (as defined in the Subscription and Shareholders Agreement). The address for Oak Tree Capital Management, LP is 333 South Grand Avenue, 28th Floor, Los Angeles, California, 90071.

e)	The Northwestern Mutual Life Insurance Company is a Second Lien Shareholder (as defined in the Subscription and Shareholders Agreement). The address for the Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202.

Holdings by U.S. Shareholders

As of February 24, 2013, there were approximately 337 holders of record of ordinary shares, including 109 holders of Series B Ordinary Shares, and 110 holders of record of preference shares, including 109 holders of Series B Preference Shares. Of the approximately 337 holders of record of ordinary shares and 110 holders of preference shares, 246, representing 38.9% of the ordinary share capital outstanding and 106, representing 34.8% of the preference share capital outstanding, held such shares in the United States of America.

Subscription and Shareholders Agreement

As disclosed under the heading “Item 5. Operating and Financial Review and Prospects — A. Operating Results — April 2010 Refinancing,” in connection with the closing of the April 2010 Refinancing, we entered into the Subscription and Shareholders Agreement with the lenders under the Second Lien Credit Facility and the holders of equity issued to the original purchasers of the Units, pursuant to which Holdings issued (i) to the lenders under the Second Lien Credit Facility, in the aggregate, 11,080,455.38 of its ordinary shares and 2,523,554.62 of its preference shares, equivalent to approximately 25% of its issued share capital for each such class of securities, and (ii) to the original purchasers of the Units, 4,431,150.00 its Series B ordinary shares and 1,008,350.00 of its Series B preference shares, representing approximately 10% of the issued share capital of each class of securities.

Among other terms, the Subscription and Shareholders Agreement provides for additional equity issuances if the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full (the “Second Lien Discharge”) by April 30, 2013 or April 30, 2014. The obligations of the Issuers under the Second Lien Credit Facility were not repaid in full by April 30, 2013, and therefore Holdings was required to issue a number of Series B ordinary shares and Series B preference shares to the lenders under the Second Lien Credit Facility equal to 7.50% of the total issued ordinary share capital and 7.50% of total issued preference share capital, in each case as in issue immediately after the closing of the transactions related to the April 2010 Refinancing. Additionally, Holdings was required to issue additional equity to the holders of equity originally issued to the purchasers of the Units on a pro-rata basis with the lenders under the Second Lien Credit Facility, such that the current holders of equity issued to the purchasers of the Units were not diluted by the issuances to the lenders under the Second Lien Credit Facility on April 30, 2013. As described in detail in Note 20, Subsequent Events, in the notes to the audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. appearing under “Item 18. Financial Statements”, on April 30, 2013, Holdings completed the issuances to the lenders under the Second Lien Credit Facility of an aggregate of 3,324,059.20 Series B ordinary shares and 756,986.00 Series B preference shares, and to the current holders of equity originally issued to the purchasers of the Units of an aggregate of 367,862.57 Series B ordinary shares and 83,773.11 Series B preference shares.

In the event that the obligations of the Issuers under the Second Lien Credit Facility are not repaid in full by April 30, 2014, Holdings would agree to issue a number of Series B Ordinary Shares and Series B Preference Shares to the lenders under the Second Lien Credit Facility equal to 52.50% of the total issued ordinary share capital and 52.50% of the total issued preference share capital, in each case as in issue immediately after the closing of the transactions related to the April 2010 Refinancing. In the event that additional equity is issued to the lenders under the Second Lien Credit Facility on April 30, 2014, Holdings will issue additional equity to the holders of equity originally issued to the purchasers of the Units on a pro-rata basis with the lenders under the

Second Lien Credit Facility, such that the holders of equity originally issued to the purchasers of the Units will not be diluted by the issuances to the lenders under the Second Lien Credit Facility on April 30, 2014. The shares issued to the lenders under the Second Lien Credit Facility and the holders of equity originally issued to the purchasers of the Units would be subject to certain transfer restrictions.

B. Related Party Transactions

Management Advisory Agreements

On October 1, 2005, the U.S. Issuer entered into management advisory agreements with each of Investcorp and MidOcean US Advisor, LP, an affiliate of MidOcean, for management, advisory, strategic planning and consulting services. The agreements each have a term of one year, which automatically renews for successive one-year periods unless earlier terminated by either party, for any reason, upon at least 30 days’ prior written notice. In consideration of the services provided under such agreements, the U.S. Issuer pays annual fees to Investcorp and MidOcean US Advisor, LP, respectively, in addition to reimbursement of actual out-of-pocket expenses incurred in connection therewith. In connection with the April 2010 Refinancing, on April 8, 2010, we entered into amendments to these agreements to provide that the annual fees payable to Investcorp and MidOcean US Advisor, LP will be $250,000 and $450,000, respectively. However, the payment of the annual fee is restricted by financial performance covenants contained in our debt instruments. Accrued expenses related to this annual fee totaled $3.8 million and $3.1 million for the years ended February 24, 2013 and February 26, 2012, respectively.

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

As of February 24, 2013 and February 26, 2012, we had an outstanding accounts receivable balance of approximately $0.2 million and approximately $0.2 million and an outstanding accounts payable balance of approximately $2.5 million and approximately $2.1 million, respectively, with NEC. In addition, during the fiscal years ended February 24, 2013, February 26, 2012 and February 27, 2011, we recognized revenue from transactions with NEC of approximately $2.2 million, approximately $2.1 million, and approximately $1.9 million, respectively.

Management Agreements

In connection with the April 2010 Refinancing, we amended our Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between Investcorp International, Inc. and Stratus Technologies, Inc., as subsequently amended (including in connection with the April 2010 Refinancing), and our Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between MidOcean US Advisor, LP and Stratus Technologies, Inc., as subsequently amended (including in connection with the April 2010 Refinancing). We refer you to Note 18 under “Item 18. Financial Statements” for a summary of certain contract terms.

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

•

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Management believes that its assessment of the design and operating effectiveness of internal controls over financial reporting is adequately documented and that there is sufficient evidence supporting its assessment.

•	Management has assessed the effectiveness of internal control over financial reporting as of February 24, 2013, and has concluded that such internal control over financial reporting is effective.

•

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

During the year ended February 24, 2013, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

The members of Holdings’ Audit Committee are appointed by Holdings Board of Directors. The Audit Committee currently consists of Messrs. Sharp, Dietz, and Kiely. Mr. Sharp was appointed to the Audit Committee in 2010. Mr. Dietz was appointed in 2011. Mr. Kiely was appointed in 2012. Mr. Dietz currently serves as the chairman of the Audit Committee; however there is no permanently appointed chairman. All three members of the Audit Committee are considered financial experts under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC. Under the applicable listing standards, there are heightened requirements for determining whether the members of the Audit Committee are independent. Since Holdings does not have a class of securities listed on any national securities exchange, Holdings is not required to maintain an audit committee comprised entirely of “independent” directors under the heightened independence standards. The members of Holdings’ Audit Committee do not qualify as independent under the heightened independence standards. Holdings believes the experience and education of the directors on its Audit Committee qualify them to monitor the integrity of its financial statements, compliance with legal and regulatory requirements, the public accountant’s qualifications and independence, its internal controls and procedures for financial reporting and its compliance with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

ITEM 16B.	CODE OF ETHICS

Holdings and its subsidiaries world-wide adopted on March 25, 2004, updated in November 2007 and again in March 2012, a Code of Ethics (the “Code”) for financial and business matters that applies to the principal executive officer, the principal financial officer, the principal controller, to all other employees of Holdings and its subsidiary companies performing similar functions as well as and to all other senior financial personnel. The Code was filed as an exhibit to the annual report on Form 20-F, No. 333-171863, as filed with the Securities and Exchange Commission on May 25, 2011. The Code can also be viewed on our website, at www.stratus.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) has served as our independent registered public accounting firm for each of the fiscal years in the two-year period ended February 24, 2013. The following table represents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in each of the fiscal years ended February 24, 2013 and February 26, 2012.

	2013	2012
	(Dollars in thousands)
Audit fees	$1,443	$1,375
Audit related fees	—	—
Tax fees	—	—
Other services fees	—	4

Total	$1,443	$1,379

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURES

None.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1#	Certificate of Incorporation of Stratus Technologies Bermuda Holdings Ltd.

1.2#	Memorandum of Association of Stratus Technologies Bermuda Holdings Ltd.

1.3#	Bye-laws of Stratus Technologies Bermuda Holdings Ltd.

2.1#	Indenture, dated as of April 8, 2010, among Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.

2.2#	Form of Unit and Notes, issued pursuant to Indenture, dated as of April 8, 2010, among Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (contained in Exhibit 2.1).

2.3#	Note Guarantee, dated as of April 8, 2010, executed by Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., Stratus Technologies Bermuda Holdings Ltd., SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., Cemprus, LLC, and the other guarantors party thereto from time to time in favor of The Bank of New York Mellon Trust Company, N.A., as trustee.

Exhibit Number	Description

2.4#	Indenture Collateral Agreement, dated as of April 8, 2010, executed by Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., Cemprus, LLC and the other grantors party thereto from time to time in favor of The Bank of New York Mellon Trust Company, N.A., as collateral agent.

2.5#	Amended and Restated Intercreditor Agreement, dated as of April 8, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Jefferies Finance LLC, as administrative agent, The Bank of New York Mellon Trust Company, N.A., as collateral agent and trustee, and Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent.

4.1##	Revolving Credit Agreement, dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc., Jefferies Finance LLC, as administrative agent, and the other lenders and agents party thereto.

4.2##	First Amended and Restated Second Lien Credit Agreement, dated as of August 28, 2006, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent, and the other lenders and agents party thereto.

4.3#	First Amendment to First Amended and Restated Second Lien Credit Agreement, dated as of June 5, 2007, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent, and the other lenders and agents party thereto.

4.4#	Second Amendment to First Amended and Restated Second Lien Credit Agreement, dated as of March 22, 2010, among Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd., Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent, and the other lenders and agents party thereto.

4.5#	Subscription and Shareholders Agreement, dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd., Technology Holdings Ltd., the Note Purchaser Shareholders (as defined therein) and the Second Lien Shareholders (as defined therein).

4.6#	Amended and Restated Shareholders Agreement, dated as of May 23, 2002, among Stratus Technologies Bermuda Holdings Ltd. (as assignee of Stratus Technologies Group, S.A.), Technology Holdings Ltd. (as assignee of Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp. and MidOcean Capital Partners Europe, L.P. (as assignee of DB Capital Partners Europe, L.P.) and certain management stockholders party thereto.

4.7#	Share Purchase and Shareholders Agreement, dated as of November 25, 2005, between Stratus Technologies Bermuda Holdings Ltd. (as successor to Stratus Technologies Group, S.A.) and NEC Corporation.

4.8#	Share Purchase and Shareholders Agreement, dated as of April 5, 2005, between Stratus Technologies Bermuda Holdings Ltd. (as successor to Stratus Computer Systems International S.A.) and NEC Corporation.

4.9#	Form of Management Shareholders Agreement.

4.10#	Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 5, dated February 24, 2009.

4.11#	Form of Employee Stock Option Agreement, as amended.

4.12#	Form of Management Stock Option Agreement, as amended.

4.13#	Form of Put Option Agreement.

Exhibit Number	Description

4.14#	Collaboration and Licensing Agreement, dated as of November 25, 2005, among Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited and NEC Corporation.

4.15#	Purchase and Distribution Agreement, dated as of November 25, 2005, among Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited and NEC Corporation.

4.16#	Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between Investcorp International, Inc. and Stratus Technologies, Inc.

4.17#	Amendment to Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of April 8, 2010, between Investcorp International, Inc. and Stratus Technologies, Inc.

4.18#	Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of October 1, 2005, between MidOcean US Advisor, LP and Stratus Technologies, Inc.

4.19#	Amendment to Agreement for Management Advisory, Strategic Planning and Consulting Services, dated as of April 8, 2010, between MidOcean US Advisor, LP and Stratus Technologies, Inc.

7†	Ratio of Earnings to Fixed Charges.

8†	List of Subsidiaries.

11†	Code of Ethics.

12.1†	Section 302 Certifications of Principal Executive Officer.

12.2†	Section 302 Certifications of Principal Financial Officer.

13†	Section 906 Certifications of Principal Executive and Principal Financial Officer.

101	Interactive Data File.

#	Previously filed with the Registration Statement on Form F-4, No. 333-171863, as filed with the Securities and Exchange Commission on January 25, 2011.
##	Previously filed with the Annual Report on Form 20-F, No. 333-171863, as filed with the Securities and Exchange Commission on May 25, 2011.
†	Included herewith.

SIGNATURES

The Company herby certifies that it meets all of the requirements for filing this annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

BY:	/s/ Robert C. Laufer
Name: Robert C. Laufer
Title: Vice President and Treasurer

Date: May 16, 2013

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

Index to Audited Consolidated Financial Statements

The following audited consolidated financial statements of Stratus Technologies Bermuda Holdings Ltd. are included in this report.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stratus Technologies Bermuda Holdings Ltd.:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Stratus Technologies Bermuda Holdings Ltd. and its subsidiaries at February 24, 2013 and February 26, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 24, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, MA

May 16, 2013

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	February 24, 2013	February 26, 2012
	(Dollars in thousands, except per share data)
ASSETS

Current assets:
Cash and cash equivalents	$22,163	$27,510
Accounts receivable, net of allowance for doubtful accounts of $281 and $160, respectively	38,330	37,066
Inventory	6,687	7,884
Deferred income taxes	1,667	1,613
Prepaid expenses and other current assets	3,989	4,454

Total current assets	72,836	78,527

Property and equipment, net	10,443	10,490
Intangible assets, net	7,258	3,024
Goodwill	13,024	9,591
Deferred income taxes	9,687	11,655
Deferred financing fees	6,381	9,216
Other assets	1,795	2,810

Total assets	$121,424	$125,313

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,763	7,927
Accrued expenses	15,661	13,617
Accrued interest payable	9,238	9,608
Income taxes payable	500	103
Deferred income taxes	—	1,075
Deferred revenue	37,740	36,713

Total current liabilities	75,902	74,043
Long-term debt, net of discount	273,393	260,405
Embedded derivatives	20,252	25,884
Long-term deferred income taxes	424	232
Deferred revenue and other long-term liabilities	17,556	15,909

Total liabilities	387,527	376,473

Commitments and contingencies (Note 11)

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at February 24, 2013 and February 26, 2012	117,923	109,189
Series B: 20,524 shares authorized; 3,532 issued and outstanding at February 24, 2013 and February 26, 2012	63,479	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 773 and 787 shares issued and outstanding at February 24, 2013 and February 26, 2012, respectively	1,160	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	188,080	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,039 and 28,025 shares issued and outstanding at February 24, 2013 and February 26, 2012, respectively	16,265	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at February 24, 2013 and February 26, 2012	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at February 24, 2013 and February 26, 2012	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(478,778)	(452,102)
Accumulated other comprehensive (loss) income	(668)	1,023

Total stockholders’ deficit	(454,183)	(425,824)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$121,424	$125,313

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	February 24, 2013	February 26, 2012	February 27, 2011
	(Dollars in thousands)
REVENUE
Product	$73,720	$72,491	$71,104
Service	131,435	133,188	134,754

Total revenue	205,155	205,679	205,858

COST OF REVENUE
Product	30,192	33,346	32,862
Service	54,801	56,511	58,359

Total cost of revenue	84,993	89,857	91,221

Gross profit	120,162	115,822	114,637

OPERATING EXPENSES
Research and development	25,664	27,468	27,469
Sales and marketing	33,549	31,381	29,643
General and administrative	20,774	20,994	19,899
Restructuring charges	3,531	2,368	1,694
(Gain) on sale of subsidiary	—	—	(3,655)
Management and transaction costs	1,200	1,200	1,117

Total operating expenses	84,718	83,411	76,167

Profit from operations	35,444	32,411	38,470

Interest income	28	205	80
Interest expense	(49,996)	(48,334)	(43,728)
Loss on extinguishment of debt	(939)	(1,222)	(3,751)
Gain (loss) on change in fair value for embedded derivatives	4,752	(8,873)	(297)
Other expense, net	(225)	(64)	(1,454)

Loss before income taxes	(10,936)	(25,877)	(10,680)
Provision (benefit) for income taxes	2,532	(6,875)	1,520

Net loss	$(13,468)	$(19,002)	$(12,200)

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	February 24, 2013	February 26, 2012	February 27, 2011
	(Dollars in thousands)
Net loss	$(13,468)	$(19,002)	$(12,200)
Other comprehensive (loss) income, net of taxes:
Cumulative translation adjustments	(1,688)	27	1,258
Changes in market value of equity security:
Unrealized (loss) gain, net of taxes	(3)	(4)	22

Comprehensive loss	$(15,159)	$(18,979)	$(10,920)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

STATEMENT OF REDEEMABLE STOCK AND STOCKHOLDERS’ DEFICIT

	Series A Redeemable Convertible Preferred		Series B Redeemable Convertible Preferred		Right to Shares of Series B Redeemable Preferred		Ordinary Shares Subject to Puts		Total Redeemable Convertible Preferred Redeemable Ordinary Stock	Ordinary Stock		Series B Ordinary Stock		Additional Paid-in	Accumulated	Accumulated other comprehensive	Total Stockholder’s
	Shares	Value	Shares	Value	Shares	Par Value	Shares	Par Value	Ordinary Stock	Shares	Par Value	Shares	Par Value	Capital	Deficit	Income (loss)	Deficit
Balance at February 28, 2010	6,561	$93,612	—	$—	—	$—	886	$1,329	$94,941	27,923	$16,198	—	$—	$8,889	($365,287)	($280)	($340,480)
Net loss															(12,200)		(12,200)
Unrealized foreign currency translation adjustment																1,258	1,258
Unrealized gain on corporate equity security, net of tax of $2																22	22
Issuance of Series B preferred shares, net of issuance cost of $428			3,532	11,023					11,023
Accretion of Series B preferred stock to redemption value				43,400					43,400					(10,060)	(33,340)		(43,400)
Issuance of Series B ordinary shares, net of issuance cost of $205												15,512	8,998	(205)	(3,395)		5,398
Accretion of Series A preferred stock to redemption value		7,489							7,489					(661)	(6,828)		(7,489)
Issuance of contingent right to shares of Series B ordinary														1,533			1,533
Issuance of contingent right to shares of Series B preferred						5,518			5,518						—		—
Change in ordinary shares subject to puts							(39)	(59)	(59)	39	23			36			59
Stock-based compensation expense														468			468

Balance at February 27, 2011	6,561	$101,101	3,532	$54,423	—	$5,518	847	$1,270	$162,312	27,962	$16,221	15,512	$8,998	$—	($421,050)	$1,000	($394,831)
Net loss															(19,002)		(19,002)
Unrealized foreign currency translation adjustment																27	27
Unrealized gain on corporate equity security, net of tax of $1																(4)	(4)
Accretion of Series B preferred stock to redemption value				4,353					4,353					(137)	(4,216)		(4,353)
Accretion of Series A preferred stock to redemption value		8,088							8,088					(254)	(7,834)		(8,088)
Change in ordinary shares subject to puts							(60)	(89)	(89)	60	34			55			89
Exercise of employee stock options										3	2						2
Stock-based compensation expense														336			336

Balance at February 26, 2012	6,561	$109,189	3,532	$58,776	—	$5,518	787	$1,181	$174,664	28,025	$16,257	15,512	$8,998	$—	($452,102)	$1,023	($425,824)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

STATEMENT OF REDEEMABLE STOCK AND STOCKHOLDERS’ DEFICIT—(Continued)

	Series A Redeemable Convertible Preferred		Series B Redeemable Convertible Preferred		Right to Shares of Series B Redeemable Preferred		Ordinary Shares Subject to Puts		Total Redeemable Convertible Preferred Redeemable Ordinary Stock	Ordinary Stock		Series B Ordinary Stock		Additional Paid-in	Accumulated	Accumulated other comprehensive	Total Stockholder’s
	Shares	Value	Shares	Value	Shares	Par Value	Shares	Par Value	Ordinary Stock	Shares	Par Value	Shares	Par Value	Capital	Deficit	Income (loss)	Deficit
Net loss															(13,468)		(13,468)
Unrealized foreign currency translation adjustment																(1,688)	(1,688)
Unrealized loss on corporate equity security, net of tax of $1																(3)	(3)
Accretion of Series B preferred stock to redemption value				4,703					4,703					(80)	(4,623)		(4,703)
Accretion of Series A preferred stock to redemption value		8,734							8,734					(149)	(8,585)		(8,734)
Change in ordinary shares subject to puts							(14)	(21)	(21)	14	8			13			21
Stock-based compensation expense														216			216

Balance at February 24, 2013	6,561	$117,923	3,532	$63,479	—	$5,518	773	$1,160	$188,080	28,039	$16,265	15,512	$8,998	$—	$(478,778)	$(668)	$(454,183)

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	February 24, 2013	February 26, 2012	February 27, 2011
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows provided by operating activities:
Net loss	$(13,468)	$(19,002)	$(12,200)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	7,031	7,490	9,116
Amortization of deferred financing costs and debt discount	11,733	10,501	8,466
Stock-based compensation	216	336	468
Non-cash portion of restructuring charges	393	—	—
Deferred tax expense (income)	614	(8,585)	(2,163)
Provision for doubtful accounts	(93)	121	163
Inventory provision	812	716	959
Loss on extinguishment of debt	939	1,222	3,751
Premium on excess cash flow payment	(999)	(999)	—
(Gain) loss on change in fair value of embedded derivatives	(4,752)	8,873	297
(Gain) from sale of subsidiary	—	—	(3,655)
Loss on sale of asset	—	13	27
Loss on retirement of property and equipment	72	144	482
Loss on abandoned patents	—	45	—
Interest payable-in-kind	8,611	7,871	6,560
Changes in assets and liabilities
Accounts receivable	(1,158)	982	3,840
Inventory	(451)	(2,012)	(2,315)
Prepaid expenses and other current assets	430	(84)	1,211
Accounts payable	31	604	(721)
Accrued expenses	2,399	309	(50)
Accrued interest	(370)	(1,017)	7,735
Income taxes payable	(44)	(142)	184
Deferred revenue	(333)	(37)	(5,564)
Other long-term assets and liabilities	2,377	1,068	3,158

Net cash provided by operating activities	13,990	8,417	19,749

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(6,249)	(3,665)	(6,238)
Proceeds from sale of subsidiary	—	—	3,555
Acquisition of business, net of cash acquired of $34	(6,821)	—	—
Proceeds from the disposition of property and equipment	—	19	—
Acquisition of other long-term assets	(142)	(100)	(86)

Net cash used in investing activities	(13,212)	(3,746)	(2,769)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	—	207,281
Payments on long-term debt	(4,995)	(4,997)	(218,000)
Payment of debt and equity issuance fees	—	(308)	(13,515)
Proceeds from the exercise of stock options	—	2	—
Proceeds from revolving credit facility	—	—	8,000
Payments on revolving credit facility	—	—	(30,000)

Net cash used in financing activities	(4,995)	(5,303)	(46,234)

Effect of exchange rate changes on cash	(1,130)	42	586

Net decrease in cash and cash equivalents	(5,347)	(590)	(28,668)
Cash and cash equivalents at beginning of period	27,510	28,100	56,768

Cash and cash equivalents at end of period	$22,163	$27,510	$28,100

Supplemental cash flow information:
Cash paid for interest	$30,041	$30,983	$20,979
Cash paid for income taxes, net of refunds	1,482	1,884	1,479
Supplemental disclosure of noncash investing and financing activities Accretion of preferred stock Series A	8,734	8,088	7,489
Supplemental disclosure of noncash investing and financing activities Accretion of preferred stock Series B	4,703	4,354	43,400

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

The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of February 24, 2013, the Company employed 536 people globally.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long-term. Should we not maintain compliance with the covenants under our debt agreements we would not have the funds to repay the debt should the creditors demand payment and there can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. The Company currently anticipates that it will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries. These consolidated financial statements are for the period covering the fifty-two weeks ended February 24, 2013 (also referred to as the “year-to-date fiscal period ended February 24, 2013” or year-to-date period ended February 24, 2013), the period covering the fifty-two weeks ended February 26, 2012 (also referred to as the “year-to-date fiscal period ended February 26, 2012” or the year-to-date period ended February 26, 2012) and the period covering the fifty-two weeks ended February 27, 2011 (also referred to as the “year-to-date fiscal period ended February 27, 2011” or the year-to-date period ended February 27, 2011). All intercompany accounts and transactions have been eliminated.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Revision of Prior Period Financial Statements

In fiscal 2013, the Company identified certain prior period errors, primarily relating to the timing of recognition of customer service revenue, which affected all previously filed interim financial results and the annual financial results presented in this Form 20-F. Specifically, the Company had historically recognized customer service revenue using a convention whereby a full month of revenue was recognized upon inception of the arrangement, as opposed to recognizing revenue at a daily rate based on the contractual term of the service arrangement. Additionally, certain costs had been capitalized and should have been expensed, customer credits had been recorded in an incorrect period, certain impaired assets had not been expensed, and the Company had historically recorded depreciation and amortization expense using a monthly convention whereby a full month of depreciation and amortization was recorded, as opposed to being recorded on a daily basis. Lastly, the Company changed the balance sheet classification for an asset retirement obligation from short-term to long-term at February 26, 2012. None of these prior period errors impacted total cash flows from operations, investing or financing activities. The Company concluded these errors were not material, individually or in the aggregate, to any of the prior reporting periods and has reflect these corrections as a revision of the consolidated financial statements previously filed.

The following tables summarize the effects of the errors on the prior period financial statements.

Revised Statements of Operations for the fiscal quarter-to-date and year-to-date periods was as follows:

	Period Ended November 25, 2012
	(unaudited)
	Thirteen Weeks Ended			Thirty-Nine Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Product revenue	$15,627	$—	$15,627	$55,023	$74	$55,097
Service revenue	33,417	(57)	33,360	99,134	(216)	98,918
Cost of revenue	19,960	—	19,960	63,990	(547)	63,443
Other expense	(121)	—	(121)	(506)	30	(476)
Income (loss) before income taxes	1,569	(57)	1,512	(4,297)	434	(3,863)
Provision for income taxes	429	18	447	2,131	88	2,219
Net income (loss)	1,140	(75)	1,065	(6,428)	346	(6,082)

	Period Ended August 26, 2012
	(unaudited)
	Thirteen Weeks Ended			Twenty-Six Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Product revenue	$19,832	$—	$19,832	$39,396	$74	$39,470
Service revenue	32,716	(15)	32,701	65,717	(159)	65,558
Cost of revenue	22,072	—	22,072	44,030	(546)	43,484
Other expense	(394)	90	(304)	(385)	30	(355)
Loss before income taxes	(3,388)	75	(3,313)	(5,866)	491	(5,375)
Provision for income taxes	898	—	898	1,702	71	1,773
Net loss	(4,286)	75	(4,211)	(7,568)	420	(7,148)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

	Thirteen Weeks Ended May 27, 2012 (unaudited)
	As reported	adjustments	As revised
Product revenue	$19,564	$74	$19,638
Service revenue	33,001	(144)	32,857
Cost of revenue	21,958	(546)	21,412
Other expense	9	(60)	(51)
Loss before income taxes	(2,478)	416	(2,062)
Provision for income taxes	804	70	874
Net loss	(3,282)	346	(2,936)

	Period Ended February 26, 2012
	Thirteen Weeks Ended			Fifty-Two Weeks Ended
	(unaudited)
	As reported	adjustments	As revised	As reported	adjustments	As revised
Product revenue	$20,127	$(74)	$20,052	$72,566	$(75)	$72,491
Service revenue	34,207	(154)	34,053	133,770	(582)	133,188
Cost of revenue	23,555	(316)	23,239	90,159	(302)	89,857
Other expense	(210)	(30)	(239)	(35)	(29)	(64)
Loss before income taxes	(9,880)	58	(9,822)	(25,493)	(384)	(25,877)
Benefit for income taxes	(7,932)	(172)	(8,104)	(6,703)	(172)	(6,875)
Net loss	(1,948)	230	(1,718)	(18,790)	(212)	(19,002)

	Period Ended November 27, 2011 (unaudited)
	Thirteen Weeks Ended			Thirty-Nine Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Service revenue	$33,530	$(159)	$33,371	$99,563	$(430)	$99,133
Cost of revenue	23,241	13	23,254	66,604	13	66,617
Loss before income taxes	(4,018)	(172)	(4,190)	(15,613)	(443)	(16,056)
Net Loss	(4,622)	(172)	(4,794)	(16,842)	(443)	(17,285)

	Period Ended August 28, 2011 (unaudited)
	Thirteen Weeks Ended			Twenty-Six Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Service revenue	$33,356	$(194)	$33,162	$66,033	$(271)	$65,762
Loss before income taxes	(6,016)	(194)	(6,210)	(11,595)	(271)	(11,866)
Net loss	(6,325)	(194)	(6,519)	(12,220)	(271)	(12,491)

	Thirteen Weeks Ended May 29, 2011 (unaudited)
	As reported	adjustments	As revised
Service revenue	$32,677	$(77)	$32,600
Loss before income taxes	(5,579)	(77)	(5,656)
Net loss	(5,895)	(77)	(5,972)

	Fifty-Two Weeks Ended February 27, 2011
	As reported	adjustments	As revised
Service revenue	135,091	(337)	134,754
Cost of revenue	91,251	(30)	91,221
Loss before income taxes	(10,373)	(307)	(10,680)
Net loss	(11,893)	(307)	(12,200)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Revised Statements of Comprehensive (Loss) Income for the fiscal quarter-to-date and year-to-date periods was as follows:

	Period Ended November 25, 2012 (unaudited)
	Thirteen Weeks Ended			Thirty-Nine Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Net loss	$1,140	$(76)	$1,064	$(6,428)	$345	$(6,083)
Unrealized foreign currency translation adjustment	25	—	25	(663)	241	(422)
Comprehensive income (loss)	1,164	(76)	1,088	(7,094)	586	(6,508)

	Period Ended August 26, 2012 (unaudited)
	Thirteen Weeks Ended			Twenty-Six Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Net loss	$(4,286)	$76	$(4,210)	$(7,568)	$421	$(7,147)
Unrealized foreign currency translation adjustment	(126)	—	(126)	(688)	241	(447)
Comprehensive loss	(4,413)	76	(4,337)	(8,258)	662	(7,596)

	Thirteen Weeks Ended May 27, 2012 (unaudited)
	As reported	adjustments	As revised
Net loss	$(3,282)	$345	$(2,937)
Unrealized foreign currency translation adjustment	(562)	241	(321)
Comprehensive loss	(3,845)	586	(3,259)

	Period Ended February 26, 2012
	Thirteen Weeks Ended			Fifty-Two Weeks Ended
	(unaudited)
	As reported	adjustments	As revised	As reported	adjustments	As revised
Net loss	$(1,948)	$230	$(1,718)	$(18,790)	$(212)	$(19,002)
Unrealized foreign currency translation adjustment	(158)	28	(130)	60	(33)	27
Comprehensive loss	(2,103)	258	(1,845)	(18,734)	(245)	(18,979)

	Period Ended November 27, 2011 (unaudited)
	Thirteen Weeks Ended			Thirty-Nine Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Net loss	$(4,622)	$(172)	$(4,794)	$(16,842)	$(443)	$(17,285)
Unrealized foreign currency translation adjustment	(933)	1	(932)	218	(61)	157
Comprehensive loss	(5,557)	(171)	(5,728)	(16,632)	(504)	(17,136)

	Period Ended August 28, 2011 (unaudited)
	Thirteen Weeks Ended			Twenty-Six Weeks Ended
	As reported	adjustments	As revised	As reported	adjustments	As revised
Net loss	$(6,325)	$(194)	$(6,519)	$(12,220)	$(271)	$(12,491)
Unrealized foreign currency translation adjustment	876	(52)	824	1,151	(62)	1,089
Comprehensive loss	(5,452)	(246)	(5,698)	(11,075)	(333)	(11,408)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

	Thirteen Weeks Ended May 29, 2011 (unaudited)
	As reported	adjustments	As revised
Net loss	$(5,895)	$(77)	$(5,972)
Unrealized foreign currency translation adjustment	275	(10)	265
Comprehensive loss	(5,623)	(87)	(5,710)

	Fifty-Two Weeks Ended February 27, 2011
	As reported	adjustments	As revised
Net loss	$(11,893)	$(307)	$(12,200)
Unrealized foreign currency translation adjustment	1,324	(66)	1,258
Comprehensive loss	(10,547)	(373)	(10,920)

Revised Balance Sheet was as follows:

	As of February 26, 2012
	As reported	adjustments	As revised
Deferred income taxes	$11,484	$171	$11,655
Accounts payable	7,853	74	7,927
Accrued expenses	13,250	367	13,617
Short-term deferred revenue	35,428	1,285	36,713
Deferred revenue and other long-term liabilities	15,426	483	15,909
Total stockholders’ deficit	(423,786)	(2,038)	(425,824)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the fair value of the April 2010 Refinancing, revenue recognition, accounts receivable related provisions, inventory related provisions, warranty provisions, valuation of intangible assets and goodwill, valuation allowance for deferred income tax assets, restructuring charges, asset impairment, embedded derivatives and stock-based compensation expense. Actual results could differ materially from management’s estimates.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

The following table represents the Company’s assets and liabilities measured at the fair value on a recurring basis as of February 24, 2013:

	Total February 24, 2013	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$61	$61	$—	$—
Investment in corporate equity security	23	23	—	—

Total	$84	$84	$—	$—

Liabilities:
Embedded derivatives in Senior Secured Notes (See Note 10)	20,252	—	—	20,252

Total	$20,252	$—	$—	$20,252

The following table represents the Company’s assets and liabilities measured at fair value on a recurring basis as of February 26, 2012:

	Total February 26, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$5,759	$5,759	$—	$—
Investment in corporate equity security	32	32	—	—
Embedded derivative in Senior Secured Notes (See Note 10)	159	—	—	159

Total	$5,950	$5,791	$—	$159

Liabilities:
Embedded derivatives in Senior Secured Notes (See Note 10)	25,884	—	—	25,884

Total	$25,884	$—	$—	$25,884

As of February 24, 2013, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

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

As of February 24, 2013, the fair value of the Equity Offering embedded derivative is zero. The fair value of the Change in Control and ECF embedded derivatives are $19,372 and $880, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives are revalued each reporting period and any change in fair value is recorded in the consolidated statement of operations.

As of February 26, 2012, the fair value of the Equity Offering embedded derivative is $159 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25,026 and $858, respectively, and are recorded as long term liabilities in the consolidated balance sheet.

For the year-to-date fiscal periods ended February 24, 2013, February 26, 2012 and February 27, 2011, the Company recorded income of $4,752, a loss of $8,873 and a loss of $297, respectively, related to the net change in the fair values of the embedded derivatives.

For the year-to-date fiscal period ended February 24, 2013 and February 26, 2012, the Company recorded income of $720 and $630, respectively, related to the reduction of the ECF embedded derivative in the loss on extinguishment of debt. See Note 10 of these audited consolidated financial statements.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the years ended February 24, 2013 and February 26, 2012:

	February 24, 2013	February 26, 2012	February 27, 2011
Assets:
Balance, beginning of the year	$159	$1,473	$—
Embedded derivatives at inception	—	—	2,451
Decrease to embedded derivative	(159)	(1,314)	(978)

Balance, end of the year	$—	$159	$1,473

	February 24, 2013	February 26, 2012	February 27, 2011
Liabilities:
Balance, beginning of the year	$25,884	$18,955	$—
Embedded derivatives at inception	—	—	19,636
Decrease due to extinguishment of debt	(720)	(630)	—
(Decrease) increase to embedded derivatives	(4,912)	7,559	(681)

Balance, end of the year	$20,252	$25,884	$18,955

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events. The data sources utilized in this valuation model are not directly obtained from observable market activity and are categorized as Level 3 unobservable inputs to the fair value hierarchy.

The significant unobservable inputs in the fair value measurement of the embedded derivatives in the Company’s Senior Secured Notes include changes in the implied yield of the Notes, based on the market index for instruments with similar credit rating, as measured from the issuance date of the Notes through the valuation date. Significant unobservable inputs also include the passage of time and its effect upon each of the three identified features embedded within the Notes as described above, and management’s estimates of probability for the occurrence of an early redemption of the Notes, an optional redemption, or an ECF offer before the maturity date of the Notes. The percentage of probability assigned to any of these events occurring, combined with the effect of the passage of time and any change in the implied yield of the instrument at the valuation date will affect the fair value of the Notes. Significant increases or decreases in any of the probabilities or significant change in the implied yield in isolation could result in a significantly lower or higher fair value measurement. Generally, a decrease in the implied yield will result in an increase in the fair value of the Notes, and thus a decrease in the fair value of the embedded derivatives. Similarly, an increased percentage of probability related to the change of control feature for example, is accompanied by a directionally opposite change in the fair value of both the optional redemption with an equity offering and the ECF offer features.

The following table presents information about significant unobservable inputs related to the Company’s Level 3 financial assets and liabilities at February 24, 2013.

Quantitative Information about Level 3 Fair Value Measurements

Embedded Derivative	Fair Value at February 24, 2013 (in 000s)	Valuation Technique(s)	Unobservable Input(s)	Current/Range
Optional redemption feature	$—	Discounted cash flow	Probability of occurrence; Change in yield since issue; Maturity date; Implied yield	0% (4.06)% April 2013 14.32%

Change of control feature	$19,372	Discounted cash flow	Probability of occurrence; Change in yield since issue; Maturity date; Implied yield	50%—90% (4.06)% March 2015 14.32%

Excess cash flow feature	$880	Discounted cash flow	Estimated annual offer amount; Change in yield since issue; Maturity date; Implied yield	$5,000 (4.06)% March 2015 14.32%

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

The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At February 24, 2013 and February 26, 2012, the fair value of the Notes was approximately $226,823, which includes the net fair value of the embedded derivatives of $20,252, and $227,679 which includes the net fair value of the embedded derivatives of $25,725, respectively.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At February 24, 2013, the concluded fair value of the Lien 2 debt including accrued interest payable-in-kind is $96,157, which is less than the carrying value of the debt of $97,945 including accrued interest payable-in-kind. At February 26, 2012, the concluded fair value of the Lien 2 debt including accrued interest payable-in-kind was $85,001.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

The amounts received by Lien 2 holders under the other two scenarios are dependent upon whether the Company fails to repay Lien 2 in full by the dates indicated above. In order to value the Contingent Preferred Equity, the Company estimated the probability of each of the three scenarios and determined what the Company’s capitalization table would look like in each scenario. The Company then valued the Contingent Preferred Equity using the allocation methodology as discussed above and calculated the weighted average value of the equity shares that would be owned by the Lien 2 holders. Due to the fact that the number of shares of redeemable convertible preferred stock issued as part of the initial refinancing transaction was fixed, the value of the Contingent Preferred Equity is equal to the difference between the weighted average value of shares of redeemable convertible preferred stock to be issued to the Lien 2 holders should the Company not repay Lien 2 in full, and the value of such shares as determined upon the initial refinancing transaction. The Contingent Preferred Equity has features similar to those of a liability; therefore, the Company recorded its fair value of $5,518 in redeemable convertible preferred stock and redeemable ordinary stock.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $61 and $5,759 recorded as cash equivalents as of February 24, 2013 and February 26, 2012, respectively.

Restricted cash

The Company had $106 and $126 of restricted cash in other long-term assets at February 24, 2013 and February 26, 2012, respectively, for cash collateral obligations required in the ordinary course of business.

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

The functional currency of the Company’s subsidiary in Ireland is the U.S. dollar. Assets and liabilities in Ireland are translated at year-end exchange rates, except for property and equipment, which is translated at historical rates. Revenues and expenses are translated at average exchange rates in effect during the year. Foreign currency transaction gains or losses are included in the consolidated statements of operations. Foreign currency transaction gains and losses, which are included in other expense were $271, $449 and $(904) during fiscal 2013, 2012 and 2011, respectively. There were no forward foreign contracts outstanding at the end of fiscal 2013, 2012 and 2011, respectively.

Derivatives

For fiscal 2013, 2012 and 2011, the Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

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

See “Fair Value of April 2010 Refinancing” in this Note and Note 10 regarding derivatives associated with the Company’s April 2010 Refinancing.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company sells its products to customers in diversified industries around the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have not been material. At the end of fiscal 2013 and fiscal 2012, no customer had a balance of more than 8% and 2% of our consolidated account receivable balance, respectively.

During the fiscal years ended 2013, 2012 and 2011, no customer accounted for more than 10% of our revenue.

The Company holds its cash and cash equivalents principally in checking accounts and a money market fund at a major financial institution. Deposits held with banks in the United States may exceed the amount of FDIC insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance.

The majority of our day-to-day banking operations globally are maintained with Bank of America and J.P. Morgan Chase. The Company believes that Bank of America’s and J.P. Morgan Chase’s positions as primary clearing banks, coupled with the substantial monitoring of their daily liquidity both by their internal processes and by the Federal Reserve and the FDIC, mitigate some of our risk.

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

Allowance for doubtful accounts at fiscal year-end was as follows:

	Balance at Beginning of Year	Charge to Expense	Foreign Exchange Impact	Recoveries	Write-Offs	Balance at End of Year
February 27, 2011	$1,036	201	(72)	40	(890)	$315
February 26, 2012	$315	249	—	6	(410)	$160
February 24, 2013	$160	173	—	5	(57)	$281

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

Inventory at fiscal year-end was as follows:

	February 24, 2013	February 26, 2012
Parts and assemblies	$598	$287
Work-in-process	3,407	4,424
Finished products	2,682	3,173

Total Inventory	$6,687	$7,884

In the fiscal year ended February 26, 2013, certain reclassifications were made within inventory to reflect the current nature of the business. The adjustments have been made for the fiscal period ended February 26, 2012 to conform to current period presentation.

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

The Company capitalizes internal software development costs in accordance with accounting standards for costs of computer software developed for internal use. Capitalized internal software development costs are amortized over the period of economic benefit, on a straight-line basis. At February 24, 2013 and February 26, 2012, net capitalized internal software included in property and equipment totaled $149 and $540, respectively. The Company did not capitalize any software development costs in fiscal 2013, 2012 or 2011.

Goodwill and intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually or whenever events and circumstances would more likely than not reduce the fair value below carrying value. This impairment would then be calculated using estimated discounted future cash flows. Based on these tests, there were no impairments of goodwill or indefinite life intangible assets in fiscal 2013, 2012 and 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Acquired intangible assets are amortized using either the straight-line or reducing balance method as follows:

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

Investments

Investments are classified as available for sale and are recorded at market value. Unrealized gains and losses are reflected in stockholders’ deficit. The Company recorded an unrealized gain (loss) of $3, ($4) and $22, net of tax, in fiscal 2013, 2012 and 2011, respectively. The carrying value of the investment, which is included in other assets, totaled $23 and $32 at February 24, 2013 and February 26, 2012, respectively.

Fair Value of April 2010 Refinancing

As part of the debt refinancing discussed in Note 10, the Company allocated the proceeds received from investors to the multiple financial instruments issued and several features embedded within the financial instrument arrangements based on their relative fair values. Such allocation required significant judgment, and the Company was assisted by an independent valuation firm in determining fair value for the financial instruments and embedded features. See Note 10 for a discussion of the related accounting and the values derived for this transaction. The instruments and features valued include the following:

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

The Contingent Preferred Equity has features similar to those of a liability; therefore, the Company recorded its fair value of $5,518 in redeemable convertible preferred stock and redeemable ordinary stock. The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

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

For software-only products and all product transactions entered into on or prior to February 27, 2011, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The company uses the residual method to allocate revenue between the software license and post contract support (“PCS”) for arrangements accounted for under the software revenue recognition guidance. The company’s VSOE of fair value for PCS in software arrangements is based on substantive renewal rates. The company’s software license contracts include first year PCS bundled with the software license. These contracts also have a stated renewal rate for optional PCS renewals in the following year. The majority of customers renew PCS after the first year and such renewals are generally at stated renewal rates. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for solution services. The residual amount of the order is then allocated to and recognized for delivered elements.

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

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

all other revenue recognition criteria being met. Solution services typically include migration services, performance analysis, application support, managed services and various other consulting services, none of which is considered essential to the functionality of the Company’s products.

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

New Accounting Guidance

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. The Company adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a significant impact on its consolidated financial position, results of operations or cash flows.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Research and development and software development costs

Costs incurred for research and development are expensed as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Capitalized costs are amortized to cost of revenue over the period of economic benefit, which approximates a straight-line basis over the estimated useful lives of the software, generally three years. The Company did not capitalize any software development costs in fiscal 2013, 2012 and 2011. Amortization expense recorded in 2013, 2012 and 2011 was $40, $83 and $83, respectively.

Income taxes

The Company provides deferred income taxes to recognize temporary differences between the financial reporting basis and the tax reporting basis of assets and liabilities. A deferred income tax asset is established for the expected future benefit of net operating loss and credit carry forwards and a valuation allowance is established against deferred income tax assets when it is more likely than not that some or all of the deferred income tax assets will not be realized.

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

During fiscal 2013, 2012 and 2011, all of the stock options granted were non-qualified stock options with exercise prices greater than the fair market value on the date of grant. The weighted-average fair value of all stock options granted during fiscal 2013, 2012 and 2011 was $0.03, $0.04 and $0.07 per share, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

There was no stock-based compensation expense associated with the fiscal 2013, 2012 or 2011 restructurings.

The consolidated statements of operations for the years ended February 24, 2013, February 26, 2012 and February 27, 2011 include the following stock-based compensation expense:

	February 24, 2013	February 26, 2012	February 27, 2011
Cost of revenue	$38	$54	$119
Selling, marketing, general and administrative	132	218	247
Research and development	46	64	102

Total stock-based compensation expense	$216	$336	$468

Unamortized stock-based compensation expense related to non-vested awards at February 24, 2013 was $134 and is expected to be recognized over a weighted-average period of approximately 2.3 years. There were no unvested grants of restricted stock outstanding and no stock-based compensation costs were capitalized during the years ended February 24, 2013, February 26, 2012 or February 27, 2011.

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

Changes in the Company’s product warranty liability during the period are as follows:

	February 24, 2013	February 26, 2012	February 27, 2011
Balance, beginning of the period	$61	$63	$49
Current period accrual	89	99	98
Amounts charged to the accrual	(94)	(101)	(84)

Balance, end of the period	$56	$61	$63

NOTE 3 — ACQUISITIONS

Marathon Technologies Corporation

On September 21, 2012, the Company acquired certain assets and liabilities of Marathon Technologies Corporation (“Marathon”), a software fault-tolerant systems provider based in Littleton, Massachusetts, for cash consideration of $5,680. The assets and liabilities acquired include intangible assets, customer lists, inventory, fixed assets, accounts receivable, short and long-term deferred revenue, and other current assets and liabilities. The acquisition represents a number of strategic advantages for the Company that will help the business. The Company can immediately take advantage of Marathon’s channel network, customer base and research and development organization.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

This acquisition was accounted for under the purchase method of accounting. The purchase price of the acquisition was allocated to tangible and intangible assets based on their fair values with estimates and assumptions provided by management of the Company and Marathon. The Company has allocated $4,300 of the purchase price to intangible assets comprised of completed technology, product trademarks and tradenames, customer relationships and distributor networks. The excess purchase price of $2,755 after this allocation has been accounted for as goodwill. The resulting amount of goodwill reflects the Company’s expectations of the following synergistic benefits: (1) the potential to sell Marathon products into the Company’s customer base and to sell the Company’s products into Marathon’s customer base; and (2) Marathon’s fault-tolerant software technology is entirely complementary to the Company’s and the acquisition has advanced the Company’s research and development calendar by more than a year.

The following table presents the fair value of assets and liabilities recorded in connection with the Marathon acquisition:

Working capital	$857
Prepaid expenses	124
Accounts payable	(152)
Accrued expenses	(278)
Deferred revenue	(1,990)
Fixed assets	58
Other	6
Completed technology	800
Product trademarks and tradenames	100
Customer relationships	1,700
Distributor networks	1,700
Goodwill	2,755

Total purchase consideration	$5,680

Completed technology and product trademark are being amortized over 6 years and 5 months. Customer relationships and the distributor networks are being amortized over 7 years and 5 months. The weighted average life of the completed technology is 2.1 years, product trademark and tradenames is 2.1 years, and customer relationships are 2.6 years. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized. The Company expects that there will be no tax deduction for the goodwill related to this acquisition.

The value of deferred revenue was determined under the income approach, cost build-up method which determines the fair value by estimating the direct and indirect costs related to supporting the obligations plus an assumed operating margin.

The value of the completed technology and product trademark and tradenames were determined using the income approach, relief from royalty method which is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenue earned through the use of the assets. A royalty rate of 7% was used based on published royalty rates paid for the licensing of similar technology. A discount rate of 12% was used to reflect the overall risk of the assets.

The value of the customer relationships were determined using the income approach, excess earnings method which reflects the potential income streams of an asset after making necessary adjustments with respect

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

to such factors as the waiting nature of the intangible assets and the allowance of a fair return on the net tangible assets and other intangibles assets employed. A discount rate of 12% was used to reflect the overall risk of the asset.

The value of the distributor networks were determined using the cost approach which is based upon the premise that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced.

Proforma results of operations for this acquisition have not been presented because our results of operation, prior to this acquisition, if presented on a proforma basis, would not differ materially from our reported results.

Data Research and Applications Inc.

On April 25, 2012, the Company acquired substantially all of the net assets of Data Research and Applications Inc. (“DRA”), a data storage and recovery company, for consideration of approximately $1,175. DRA developed data storage and recovery products for Stratus customers since 1982. As DRA’s primary customer, the Company made the acquisition to ensure both longevity and the ability to maintain fully functioning DRA product lines. Payment of $975 was made on April 25, 2012 and the remaining $200 was made on July 24, 2012.

This acquisition was accounted for under the purchase method of accounting. The purchase price of the acquisition was allocated to tangible and intangible assets based on their fair values. The Company has allocated $325 of the purchase price to intangible assets comprised of completed technology, product trademarks and trade names and other purchased intangibles. The excess purchase price of $721 after this allocation has been accounted for as goodwill.

The following table presents the fair value of assets and liabilities recorded in connection with the DRA acquisition:

Working capital	$65
Fixed assets	64
Completed technology	235
Product trademarks and trade names	15
Transitional service agreement	75
Goodwill	721

Total purchase consideration	$1,175

Completed technology is being amortized over 9 years. Product trademark and trade names are being amortized over 8 years. Transitional service agreement was amortized over 2 fiscal quarters. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized. There will be no tax deduction for the goodwill related to this acquisition.

The value of core technology and product trademark and tradenames was determined using the income approach, relief from royalty method, which is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenue earned through the use of the assets. A royalty rate of 15% was used based on published royalty rates paid for the licensing of similar technology. A discount rate of 10% was used to reflect the overall risk of the asset.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

The value of the transitional service agreement was determined using the income approach, avoided cost method which considers the concept of avoided cost as an indicator of value. A royalty rate of 1% was used based on consideration of available market data.

Proforma results of operations for this acquisition have not been presented because our results of operation, prior to this acquisition, if presented on a proforma basis, would not differ materially from our reported results.

Goodwill

Changes in the Company’s goodwill during the periods are as follows:

	February 24, 2013	February 26, 2012
Balance, beginning of period	$9,591	$9,584
Acquisition of business	3,476	—
Currency Translation	(43)	7

Balance, end of period	$13,024	$9,591

NOTE 4 — RESTRUCTURING AND OTHER CHARGES

The following table sets forth the restructuring and other charges for the years ended February 24, 2013, February 26, 2012 and February 27, 2011, respectively.

	Severance and Fringe Benefits	Excess facility charges & other exit costs	Total
Restructuring liability as of February 28, 2010	$2,337	$—	$2,337
Restructuring charges	1,694	—	1,694
Currency translation	(71)	—	(71)
Cash payments	(2,662)	—	(2,662)

Restructuring liability as of February 27, 2011	1,298	—	1,298
Restructuring charges	2,368	—	2,368
Currency translation	5	—	5
Cash payments	(1,858)	—	(1,858)

Restructuring liability as of February 26, 2012	1,813	—	1,813
Restructuring charges	1,946	1,585	3,531
Facility charges	—	393	393
Currency translation	(67)	—	(67)
Cash payments	(2,662)	—	(2,662)

Restructuring liability as of February 24, 2013	$1,030	$1,978	$3,008

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are reviewed by the Company periodically throughout the year.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Restructuring fiscal 2013

In February 2013, the Company implemented a cease-use restructuring program on the third floor of its headquarters in Maynard, MA. The Company recorded a charge of $1,585 related to this along with the reclass of a $393 liability related to the Maynard lease originally recorded in accordance with ASC 840 — “Leases”. At the end of fiscal 2013, the remaining liability was $1,978.

In January 2013, in order to further align spending with current business initiatives, the Company implemented a restructuring program. The restructuring program consisted of a reduction in workforce of 34 employees. The Company recorded a charge of $1,750 related to severance and fringe benefits in connection with this plan. At the end of fiscal 2013, the remaining liability was $895.

In November 2012, the Company implemented restructuring programs in order to streamline business practices. The restructuring programs consisted of a reduction in workforce of two sales professionals. The Company recorded a charge of $69 related to severance and fringe benefits. At the end of fiscal 2013, the remaining liability was $64.

In August 2012, as a result of a change of approach in the utilization of sales and business development, the Company implemented a restructuring program in order to refocus the general sales force. The restructuring program consisted of a reduction in workforce of two sales professionals. The Company recorded a charge of $127 related to severance and fringe benefits. At the end of fiscal 2013, the remaining liability was zero.

Restructuring fiscal 2012

In fiscal 2012, in order to further align spending with current business initiatives, the Company implemented a restructuring program. The restructuring program consisted of a reduction in workforce of 30 employees. The Company recorded a charge of $2,193 related to severance, fringe benefits and relocation costs in connection with this plan. At the end of fiscal 2013, the remaining liability was $71.

In addition, as a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, the Company implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction in workforce of 3 marketing professionals and one customer service professional. The Company recorded a charge of $175 related to severance and fringe benefits. At the end of fiscal 2013, the remaining liability was zero.

Restructuring fiscal 2011

In fiscal 2011, the Company reduced operating expenses by lowering its headcount by 29 employees, primarily focused on transitioning the logistics business of the company to our Dublin, Ireland location. The Company recorded a charge of $1,694 related to severance and fringe benefits. At the end of fiscal 2013, the remaining liability was zero.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	February 24, 2013	February 26, 2012
Machinery, computer equipment and software	$44,671	$45,409
Leasehold improvements	10,871	10,309
Service and spare parts	21,786	25,791

Total property and equipment	77,328	81,509
Accumulated depreciation and amortization	(66,885)	(71,019)

Property and equipment, net	$10,443	$10,490

Depreciation and amortization expense relating to property and equipment was $6,484, $7,281 and $8,900 for fiscal 2013, 2012 and 2011, respectively. There were no material disposals of property and equipment with a net book value in fiscal 2013, 2012 or 2011.

NOTE 6 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	February 24, 2013	February 26, 2012
Customer related intangibles	$31,941	$28,466
Core technology	19,706	18,671
Trademark and trade names	3,809	3,668
Capitalized software	3,564	3,564
Patents	1,542	1,426

Total intangible assets	60,562	55,795
Customer related amortization	(28,652)	(28,466)
Core technology amortization	(18,844)	(18,671)
Trademark and trade name amortization	(1,633)	(1,589)
Capitalized software amortization	(3,564)	(3,524)
Patent amortization	(611)	(521)

Total accumulated amortization	(53,304)	(52,771)

Intangible assets, net	$7,258	$3,024

Amortization expense related to intangible assets was $547, $209 and $216 in fiscal 2013, 2012 and 2011, respectively. Included in trademarks and trade names is $1,955 of indefinite lived intangible assets.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Estimated future amortization expense related to finite-lived intangible assets at February 24, 2013 is as follows:

Expense
2014	$1,459
2015	1,054
2016	795
2017	580
2018 and thereafter	1,415

Total	$5,303

NOTE 7 — ACCRUED EXPENSES AND OTHER LONG TERM LIABILITIES

Accrued expenses consist of the following:

	February 24, 2013	February 26, 2012
Compensation and benefits	$7,535	$5,090
Restructuring	1,967	1,813
Sales use and other taxes	951	614
Other	5,208	6,100

Total	$15,661	$13,617

Other long term liabilities consist of the following:

	February 24, 2013	February 26, 2012
Management fees	$3,792	$3,092
Facilities	2,978	3,074
Compensation and benefits	1,842	2,204
Restructuring	1,041	—
Interest	2,130	1,991

Total	$11,783	$10,361

NOTE 8 — DEFERRED REVENUE

Deferred revenue consists of the following:

	February 24, 2013	February 26, 2012
Product revenue — short-term	$2,090	$2,090
Service revenue — short-term	35,649	34,624
Service revenue — long-term	5,773	5,548

Total	$43,513	$42,261

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

NOTE 9 — INCOME TAXES

The components of loss before provision (benefit) for income taxes consist of the following:

	February 24, 2013	February 26, 2012	February 27, 2011
United States	$(11,762)	$(17,257)	$(10,703)
Non-U.S.	825	(8,620)	23

Loss before income taxes	$(10,936)	$(25,877)	$(10,680)

The provision (benefit) for income taxes consists of the following:

	February 24, 2013	February 26, 2012	February 27, 2011
CURRENT
Federal	$—	$30	$587
State	11	76	173
Foreign	1,907	1,604	2,923

Total current	$1,918	$1,710	$3,683
DEFERRED
Federal	—	—	(725)
State	—	—	(103)
Foreign	614	(8,585)	(1,335)

Total deferred	614	(8,585)	(2,163)

Provision (benefit) for income taxes	$2,532	$(6,875)	$1,520

The following table reconciles the United States Federal income tax rate to the rate used in the calculation of the provision (benefit) for income taxes as reported in the financial statements:

	February 24, 2013	February 26, 2012	February 27, 2011
Income tax at U.S. Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of Federal benefit	—	0.2	0.4
Tax effect of non-U.S. operations	18.1	20.3	11.7
Valuation allowance	34.7	(14.3)	34.5
Permanent items	1.5	0.9	4.3
Other, net	2.8	0.4	(2.7)

Effective tax rate	23.1%	(26.5)%	14.2%

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Deferred income tax assets and (liabilities) are comprised of the following:

	February 24, 2013	February 26, 2012
DEFERRED INCOME TAX ASSETS
Depreciation and amortization	$1,779	$2,086
Inventory/other reserves	5,880	4,610
Intangibles	765	918
Net operating loss carryforwards	14,144	13,561
Capital loss carryforwards	661	665
Stock-based compensation	2,060	2,062
Original issue discount	5,363	5,373
Disallowed interest	10,728	8,708
Embedded derivatives	2,403	2,799
Other	603	532

Total gross deferred income tax assets	44,386	41,314

Deferred income tax asset valuation allowance	(27,447)	(22,918)

Total net deferred income tax assets	16,939	18,396
DEFERRED INCOME TAX LIABILITIES
Prepaid expenses	(37)	(30)
Cancellation of debt income	(5,363)	(5,373)
Accrued royalties	—	(1,035)
Restructuring lease income	(551)	—

Total deferred income tax liabilities	(5,951)	(6,438)

Total net deferred income tax assets	$10,988	$11,958

The Company has recorded a valuation allowance on certain of its foreign, federal and state deferred income tax assets at February 24, 2013 and February 26, 2012, where management believes that, after considering all of the available evidence, it is more likely than not that these assets will not be realized.

A tabular roll-forward of the Company’s valuation allowance for deferred income tax assets is presented below:

Fiscal year ended	Beginning Balance	Additions	Deductions	Ending Balance
February 27, 2011	$(22,431)	(6,279)	2,890	$(25,820)
February 26, 2012	$(25,820)	(9,215)	12,117	$(22,918)
February 24, 2013	$(22,918)	(11,532)	7,003	$(27,447)

Loss Carryforwards

As of February 24, 2013, the Company has estimated net operating loss carryforwards of approximately $15,236 in the United States to offset future federal taxable income, which will begin to expire in periods 2023 through 2033. The Company also has estimated net operating loss carryforwards and capital loss carryforwards in Ireland of approximately $67,339 and $5,289, respectively, which can be carried forward indefinitely. The deferred tax assets associated with these net operating loss carryforwards exclude unrealized excess tax benefits from stock option deductions of approximately $257 in Ireland. In accordance with Section 382 of the Internal

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Revenue Code, the use of some of these U.S. carryforwards will be subject to annual limitations based upon ownership changes of the Company. As a result, the Company has adjusted the U.S. carryforward for the amount expected to be realized.

Unremitted Earnings

No additional provision has been made for U.S. or non-U.S. income taxes related to the undistributed earnings of the wholly-owned subsidiaries of Stratus Technologies Bermuda Holdings, Ltd. or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. As such, earnings are expected to be indefinitely reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to indefinitely reinvested earnings or the basis differences related to investment in subsidiaries as quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable. Unremitted earnings at February 24, 2013 and February 26, 2012 is $17,342 and $16,460, respectively.

Uncertain income tax positions

At February 24, 2013, the Company had $27 of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. At February 26, 2012, we had $34 of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	February 24, 2013	February 26, 2012	February 27, 2011
Balance, beginning of year	$34	$68	$188
Statute of limitation expirations	(8)	(43)	(125)
Foreign currency fluctuation	1	9	5

Balance, end of year	$27	$34	$68

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. All material federal and state income tax matters through fiscal year ending February 2009 have been concluded. Substantially all material foreign income tax matters have been concluded through fiscal year ending February 2006. The Company concluded its examination of its U.S. federal tax returns for fiscal year 2010 and fiscal year 2011 and the examination did not result in additional income tax expense. The Company does not anticipate any significant changes in the liability for unrecognized tax benefits for uncertain tax positions within the next twelve months.

The Company’s accounting policy is to record estimated interest and penalties related to income tax matters as a component of the income tax provision. As of February 24 2013, $16 of interest and penalties were included in the liability for unrecognized tax benefits. At February 26, 2012, $21 of interest and penalties were included in the liability for unrecognized tax benefits.

The statute of limitations for net operating losses utilized in future years will remain open beginning in the year of utilization.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

NOTE 10 — DEBT

Debt consists of the following:

	February 24, 2013	February 26, 2012
Senior Secured Notes	$205,008	$210,003
Second Lien Credit Facility, including interest payable-in-kind	97,947	89,474

Total debt before debt discount	$302,954	$299,477

Debt discount	(24,561)	(34,072)

Total	$278,393	$265,405

The weighted-average interest rate of the Senior Secured Notes was 13.9% and 13.8% for fiscal 2013 and fiscal 2012, respectively.

The weighted-average interest rate of the Second Lien Credit Facility was 14.5% and 14.9% for fiscal 2013 and 2012, respectively.

There were no borrowings under the Revolving Credit Facility in fiscal 2013 or fiscal 2012.

On May 25, 2012, the Company made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, the Company redeemed 4,995 units at 120% making an ECF payment of $5,994, which included the redemption of $4,995 of Senior Secured Notes and the related premium of $999. A $120 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,995 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $939. The loss on extinguishment of debt consists of a $999 premium, $458 and $155 write-off of related debt discount and deferred finance fees, respectively, and $47 of related fees offset by a $720 gain on the reduction of the ECF derivative liability. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

On May 31, 2011, the Company made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, the Company redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which included a redemption of $4,997 Senior Secured Notes and related premium of $999. A $125 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consisted of a $999 premium, $582 and $200 write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative liability. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

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

As amended, the credit agreement governing the Lien 2 debt contains covenants that restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, change our fiscal year end, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit our ability to obtain future financing and make acquisitions or needed capital expenditures. The Company is in compliance with all covenants as of February 24, 2013.

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

Senior Secured Notes and Equity

On April 8, 2010, the Company issued debt and equity and received total proceeds of $207,281. The debt consists of $215,000 principal amount of 12.0% Senior Secured Notes (the “Senior Secured Notes”), with a maturity date of March 29, 2015. The Senior Secured Notes are fully and unconditionally guaranteed by Stratus Technologies, Inc., Stratus Technologies Bermuda Ltd. Stratus Technologies Ireland Ltd., SRA Technologies Cyprus Ltd., Cemprus Technologies, Inc. and Cemprus LLC which are wholly owned subsidiaries of the Company, which is also a guarantor. The Senior Secured Notes and related guarantees rank senior to the Second Lien Credit Agreement and future subordinated debt but effectively subordinated to indebtedness under the New Revolving Credit Agreement. The Senior Secured Notes consists of co-borrowers Stratus Technologies, Inc.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

which is allocated 52% and Stratus Technologies Bermuda Ltd. which is allocated 48% of the $215,000 principal amount. All principal will be paid at maturity and interest is paid semi-annually, in arrears, on April 15 and October 15 of each year beginning on October 15, 2010. On October 15, 2010, the Company made an interest payment of $13,402. On April 15, 2011 and October 17, 2011, the Company made interest payments of $12,900 and $12,600, respectively. On April 16, 2012 and October 15, 2012, the Company made interest payments of $12,600 and $12,300, respectively.

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

The Senior Secured Notes also contain registration rights that required the Company to file a registration statement no later than February 2, 2011 and cause the registration statement to become effective by June 2, 2011. The Company filed an initial registration statement on January 25, 2011, which became effective on April 18, 2011. The covenants contained in the Senior Secured Notes restrict among other things, our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, repurchase or redeem equity interest or indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, make capital expenditures and change the business the Company conducts. These restrictions could limit the Company’s ability to obtain future financing and make acquisitions or needed capital expenditures. In addition, there is also an event of default under the indenture governing the Senior Secured Notes if the borrowings and stand-by letter of credit obligations under the Revolving Credit Facility exceed $15,000 immediately following the consummation of an ECF offer. The Company is in compliance with all covenants as of February 24, 2013.

The Company, prior to April 15, 2013, may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a premium with the net cash proceeds of certain equity offerings and prior to April 15, 2013 the Company may also redeem at a premium up to 10% of the originally issued principal amount of Senior Secured Notes per year. In addition, the Company may redeem some or all of the Senior Secured Notes at any time prior to April 15, 2013, by paying a “make whole” premium. On or after April 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time. The Bermuda co-borrower may redeem the Bermuda Senior Secured Notes in whole, but not in part, at 100% of their principal amount in the event of certain changes affecting withholding taxes. Upon a change of control, the holders of the Senior Secured Notes will have the right to require the Company to purchase the Senior Secured Notes at a premium. Upon certain asset sales, the Company may be required to offer to use the net proceeds of the asset sale to purchase a portion of the Senior Secured Notes at the principal amount. The Company must make an offer to purchase the Senior Secured Notes with 100% of ECF for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011, at 120% provided, however that if actual ECF for any annual period is less than $5,000, the amount of ECF for such annual period shall be deemed to be $5,000. For fiscal 2013, the calculated amount of the ECF was $3,466, requiring an ECF offer of $5,000. For fiscal 2012, the calculated amount of the ECF was $2,745, requiring an ECF offer of $5,000. The ECF payment for fiscal 2012 was $4,995. For fiscal 2011, the calculated amount of the ECF was 2,377 requiring an ECF offer of $5,000. The fiscal 2011 ECF payment was $4,997.

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

As of February 24, 2013, the fair value of the Equity Offering embedded derivative is zero. The fair value of the Change in Control and ECF embedded derivatives are $19,372 and $880, respectively, and are recorded as long term liabilities in the consolidated balance sheet. As of February 26, 2012, the fair value of the Equity Offering embedded derivative is $159 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25,026 and $858, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued each reporting period and any change in fair value will be recorded in the consolidated statement of operations.

For the twelve month periods ended February 24, 2013, February 26, 2012 and February 27, 2011, the Company recorded a gain of $4,752, a loss of $8,873 and a loss of $297, respectively, in the consolidated statement of operations related to the net change in the fair value of the embedded derivatives.

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

Revolving Credit Facility

Also on April 8, 2010, Stratus Technologies, Inc. a wholly owned subsidiary of the Company entered into a $25,000 Revolving Credit Agreement, (the “Revolving Credit Facility”) with Jefferies Finance LLC. The Revolving Credit Facility matures September 29, 2014 and is unconditionally guaranteed by the Company and certain of its subsidiaries and is priority to the Senior Secured Notes. The interest rate is variable based on a Libor floor of no lower than 1.50% plus 475. The covenants include, among other requirements compliance with a minimum net interest coverage ratio when the average previous 30 calendar day outstanding balance of Revolving Credit Facility cash borrowings and outstanding stand-by letter of credit obligations exceed $15,000. The minimum net interest coverage ratio requires the Company to maintain a ratio of Consolidated EBITDA (as calculated, thereunder, presented as Adjusted EBITDA elsewhere in this annual report) to cash expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013 and at least 1.25 to 1.00 thereafter. Certain financial tests are required when an ECF offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15,000 and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15,000, along with restrictions on the ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose of assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens and pledge assets or engage in saleleaseback transactions and will be subject to maximum capital expenditures. The Company was in compliance with all covenants as of February 24, 2013.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

The following annual maturities of both short and long-term debt as of February 27, 2011 are exclusive of future accretion of interest paid-in-kind and the maturities related to the Senior Secured Notes assumes that within 95 days after the end of each fiscal year commencing with fiscal 2011, $5,000 per year will be used by the Company to make ECF offers. See “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for projected interest paid-in-kind accretion.

Payment
2014	$5,000
2015	5,000
2016	292,954

Total	$302,954

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company has commitments under non-cancelable operating leases for office and manufacturing space and certain machinery and equipment. The leases range from one to ten years and generally contain renewal options for periods ranging from one to ten years. Some of the leases contain future rent escalation clauses. Total rental expense on operating leases was $6,677, $6,789 and $6,746 in fiscal 2013, 2012 and 2011, respectively.

The following is a schedule of required future minimum lease payments:

Fiscal year ending	Operating Leases
2014	$6,326
2015	5,651
2016	4,973
2017	4,475
2018 and subsequent years	1,426

Total future minimum lease payments	$22,851

Legal matters

On May 14, 2013, in consideration for the payment of $385 to plaintiff VMOOM, a California general partnership, the Company and VMOOM entered into an agreement (the “Agreement”) discharging all claims and counterclaims, disputes and controversies, pursuant to the lawsuit VMOOM filed in the United States District, Central District of California, Western Division on February 2, 2012 (the “Case”) and releasing each other from any and all liabilities, claims, causes of action, damages, losses, costs, expenses and attorneys’ fees, asserted or unasserted, known or unknown, which each party had, has, or may have had against the other party with respect to the Case prior to the execution of the Agreement.

VMOOM’s claims against the Company were for breach of written contract, intentional interference and fraud, based on the Company’s alleged fail to timely deliver certain ftServer computer systems ordered by Plaintiff for ultimate resale to end-user(s). The Company filed counter claims against Plaintiff for breach of contract and intentional interference by reason of Plaintiff’s alleged breach its agreement with Company by selling certain ftServers to an end-user without first obtaining the Company’s approval as was required under the sales agreements governing the purchase of the ftServer systems.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

After reimbursement of a portion of settlement amount the from the Company’s insurance carriers, the Company’s share of the settlement amount is $75.

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.

On April 14, 2010, the Company settled a legal matter related to the sale of the Emergent Business and received a final payment of $3,825. See Note 16 for further discussion.

Purchase commitments

As of February 24, 2013 and February 26, 2012, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,013 and $3,931, respectively.

Guarantor arrangements

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of February 24, 2013 and February 26, 2012, respectively.

As permitted under Bermuda and Delaware law, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20,000. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. The Company has no liabilities recorded for these agreements as of February 24, 2013 and February 26, 2012, respectively.

In fiscal 2003, the Company acquired all of the outstanding shares of Cemprus, LLC and its subsidiaries (“Cemprus”) from Platinum Equity, LLC (“Platinum”). Certain of the Company’s subsidiaries entered into an indemnity agreement with Platinum as part of the purchase of Cemprus. Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after the purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus acquisition agreement with Lucent, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. The Company has never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of the end of fiscal 2013 and 2012.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

NOTE 12 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at February 26, 2012 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

On April 8, 2010, in connection with the 2010 refinancing (see Note 10), the Company issued 2,523,554.62 Series B redeemable convertible preferred shares, par $1.50, (“Series B preferred shares”) to the Lien 2 Debt Holders and 1,008,350.00 Series B preferred shares to the Senior Secured Note Holders. The redemption preferences for the Series B preferred shares are identical to the Series A redeemable convertible preferred shares. The projected redemption preference for the Series A preferred shares and Series B preferred shares for the next five fiscal years is presented in the table below:

	2014	2015	2016	2017	2018
Series A	$127,358	$137,547	$148,551	$160,435	$173,269

Series B	$68,557	$74,041	$79,695	$86,362	$93,271

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “preference shares”) in the amounts of $117,923 and $63,479 at February 24, 2013, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 8, 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of 1) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding and 2) 91 days after the first date on which no Second Lien Facility debt is outstanding.

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

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through February 24, 2013.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Redemption

Upon written request and with the consent of the Lien 2 Debt Holders and the Note Holders, each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. The Series A and B preferred shareholders’ redemption price is $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2003, as defined in the Company’s bye-laws. Redemption rights commence accrual upon the date of issuance and continue until the date of redemption. As of February 24, 2013, the redemption value of the Series A and Series B preference shares totaled $117,923 and $63,479, respectively.

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

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2003, as defined in the Company’s bye-laws. As of February 24, 2013, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $117,923 and $63,479, respectively.

Right to additional Series B preferred shares

In connection with the 2010 refinancing (see Note 10), the Lien 2 holders will be issued additional preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. The share issuances on April 30, 2013 are described in detail in Note 20, Subsequent Events. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 13 — STOCKHOLDERS’ DEFICIT

Ordinary Shares

On April 8, 2010, in connection with the 2010 refinancing (see Note 10), the Company issued 11,080,455.38 and 4,431,150.00 Series B ordinary shares, par value $0.5801, to the Lien 2 Debt Holders and the Senior Secured Note Holders, respectively. As of February 24, 2013, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,812,184 issued and outstanding shares of ordinary stock. Included in ordinary shares outstanding are 773,179 ordinary shares currently subject to puts.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

Right to additional Series B ordinary shares

In connection with the 2010 refinancing (see Note 10), the Lien 2 holders will be issued additional ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. The share issuances on April 30, 2013 are described in detail in Note 20, Subsequent Events. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.

NOTE 14 — STOCK-BASED COMPENSATION

Stock options

The Company established a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its Ordinary Stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. The Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and shares of restricted stock. Options granted under the Plan have a time-based vesting schedule, generally four years, some with a provision for the acceleration of vesting upon the occurrence of certain events. Substantially all options granted under the Plan have terms of ten years. The Plan was amended on February 27, 2003, increasing to 32,530,970 the total shares approved for issuance under the Plan. On February 24, 2009, the Board of Directors approved an amendment and restatement of the Plan extending the duration of the Plan, which was to expire March 1, 2009, through February 23, 2019, amending the transfer restrictions and granting additional information rights to holders of options granted under the Plan. Under the terms of the Plan, shares issued upon the exercise of stock options may be newly-issued shares or treasury shares. As of February 24, 2013, all of the shares issued upon the exercise of stock options have been newly-issued shares.

As of February 24, 2013, all of the outstanding options issued under the Plan were non-qualified stock options. Stock options are awards which allow employees to purchase shares of the Company’s stock at a fixed price, over a specific period of time. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years. Awards granted to non-employee members of the Company’s board of directors, if any, vest annually at a rate of approximately 33 percent, are fully vested three years from the date of grant and have a contractual life of ten years.

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted during fiscal 2013, 2012 and 2011:

	February 24, 2013	February 26, 2012	February 27, 2011
Option term (in years) *	7.8	8.0	8.0
Volatility **	39%	35%	37%
Risk-free interest rate (zero coupon U.S. treasury note)	3.1%	3.4%	3.8%
Dividend yield	0%	0%	0%
Weighted-average fair value per option granted	$0.03	$0.04	$0.07

*	The option term is the number of years the Company estimates, using historical data, that options will be outstanding prior to exercise or forfeiture.
**	The Company’s estimates of expected volatility are principally based on daily price changes of the stock of comparable public companies over the expected option term as well as guidance provided by the accounting standard for stock based compensation.

There were no stock option exercises during fiscal 2013. There was one stock option exercise of 3,000 shares during fiscal 2012, at a total exercise price of $2. At the time of the exercise, the fair market value of the underlying shares was less than the exercise price. There were no cash settlements of equity instruments during fiscal 2013, 2012 or 2011. The Company recognized no windfall tax benefits in connection with the exercise of stock options during fiscal 2013, 2012 and 2011.

At February 24, 2013, there were 31,954,018 authorized but unissued shares of ordinary stock reserved for issuance under the Stratus Technologies, Inc. Stock Incentive Plan.

Stock option activity under the Plan was as follows:

	Shares under options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding at February 28, 2010	23,884,297	$0.72	8.38
Granted	899,600	$0.60
Canceled	(1,881,784)	$0.81
Forfeited	(668,140)	$0.61
Exercised	—	$0.00

Outstanding at February 27, 2011	22,233,973	$0.72	7.61

Exercisable at February 27, 2011	17,795,661	$0.74	7.36
Exercisable and expected to vest at February 27, 2011	21,862,028	$0.72	7.59

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

	Shares under options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding at February 27,2011	22,233,973	$0.72	7.61
Granted	368,750	$0.60
Canceled	(1,586,658)	$0.65
Forfeited	(462,000)	$0.61
Exercised	(3,000)	$0.60

Outstanding at February 26,2012	20,551,065	$0.72	6.58

Exercisable at February 26, 2012	17,687,390	$0.74	6.38
Exercisable and expected to vest at February 26, 2012	20,390,365	$0.72	6.57

	Shares under options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding at February 26, 2012	20,551,065	$0.72	6.58
Granted	(1,660,100)	$0.60
Canceled	(2,493,984)	$1.08
Forfeited	(570,000)	$0.61

Outstanding at February 24,2013	19,147,181	$0.67	6.21

Exercisable at February 24, 2013	16,408,669	$0.68	5.85
Exercisable and expected to vest at February 24, 2013	18,962,121	$0.67	6.07

The following table summarizes information about stock options outstanding and exercisable as of February 24, 2013:

Exercise price	Outstanding Number	Weighted-average remaining contractual life	Exercisable Number	Weighted Average Exercise Price
$0.60	17,784,140	6.54	15,045,628	$0.60
$1.50	1,294,201	0.15	1,294,201	$1.50
$2.00	62,540	1.83 5	62,540	$2.00
$4.52	6,300	3.13	6,300	$4.52

$0.60-$4.52	19,147,181	6.10	16,408,669	$0.68

There were 12,806,837 shares available for grant under the Plan at February 24, 2013.

NOTE 15 — EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. In March 2011 the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $382, $429 and $0 during fiscal 2013, 2012 and 2011, respectively. The fiscal 2012 expense is for the time period of January 2011 through February 2012 relating to this plan. Employees in several countries outside of the U.S. are covered by defined benefit and defined

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were $771, $588 and $518 during fiscal 2013, 2012 and 2011 respectively.

NOTE 16 — SALE OF A SUBSIDIARY

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

NOTE 17 — SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

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

	United States	Japan	EMEA	Asia	Other	Eliminations	Total
Revenues from external customers
Product
2011	$18,991	$19,498	$16,051	$12,829	$3,735	$—	$71,104
2012	18,841	23,076	17,233	12,128	1,213	—	72,491
2013	18,838	23,406	18,677	10,768	2,031	—	73,720

Service
2011	$64,364	$29,301	$29,628	$11,459	$2	$—	$134,754
2012	61,905	30,461	29,062	11,759	1	—	133,188
2013	61,249	32,857	25,317	12,012	—	—	131,435

Long-lived assets
2011	$11,325	$1,502	$2,338	$606	$1,310	$—	$17,081
2012	8,361	1,459	2,167	563	583	—	13,133
2013	7,624	1,431	2,464	536	83	92	12,230

“EMEA” is comprised of Europe, the Middle East and Africa. The “Other” category includes Bermuda, Canada, Mexico, Central America and South America.

The following table shows the total product revenue by product line for the fiscal years ended February 2013, 2012 and 2011:

	February 24, 2013	February 26, 2012	February 27, 2011
Legacy	$23,048	$17,574	$21,821
ftServer	47,231	52,763	48,137
Software	3,441	2,154	1,146

Total product revenue	$73,720	$72,491	$71,104

For fiscal 2013, 2012 and 2011, no customer accounted for more than 10% of the Company’s total revenue.

NOTE 18 — RELATED PARTY TRANSACTIONS

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

As of February 24, 2013 and February 26, 2012, the Company had an outstanding accounts receivable balance of $221 and $238 and an outstanding accounts payable balance of $2,456 and $2,079, respectively, with NEC. In addition, during the fiscal years ended February 24, 2013, February 26, 2012 and February 27, 2011, the Company recognized revenue from transactions with NEC of $2,153, $2,095 and $1,938, respectively.

In fiscal 2006, the Company entered into an agreement for management, advisory, strategic planning and consulting services with two significant investors for a yearly fee of $700, which renew on an annual basis. The payment of the yearly fee is restricted by financial performance covenants contained in the 2007 Amendment (see Note 10). Accrued expenses related to this yearly fee totaled $3,792 and $3,092 at February 24, 2013 and February 26, 2012, respectively. In fiscal 2013, 2012 and 2011 an expense of $700 was recorded through the management fee expense line in the consolidated statement of operations for each fiscal year.

In addition, certain managers are party to put option agreements (the “Management Put Options”) pursuant to which such managers have the right to sell to Holdings all (but not less than all) of the ordinary shares held by them under the terms of a Management Shareholder Agreement, at the price at which they purchased such shares, upon the occurrence of certain triggering events, including liquidations, dissolutions or other winding up, or mergers, acquisitions, changes of control or similar events. The total amount payable under the Management Put Options at February 24, 2013 of $1,160 was recorded in redeemable convertible preferred stock and redeemable ordinary stock. The total amounts payable under the Management Put Options at February 26, 2012 and February 27, 2011 were $1,181 and $1,270, respectively.

NOTE 19 — CONSOLIDATING FINANCIAL STATEMENTS

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

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1.	Consolidating balance sheets as of February 24, 2013 and February 26, 2012.

2.	Consolidating statements of operations, comprehensive loss and cash flows for each of the three fiscal years in the period ended February 24, 2013, February 26, 2012 and February 27, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands)

As of February 24, 2013

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$50	$144	$931	$11,925	$9,113	$—	$22,163
Accounts receivable, net of allowance for doubtful accounts	—	101	9,186	20,600	8,488	(45)	38,330
Intercompany receivable	152	10,276	32,006	280	12,263	(54,977)	—
Inventory	—	—	6,317	949	1,883	(2,462)	6,687
Deferred income taxes	—	—	424	72	1,171	—	1,667
Income taxes receivable	—	—	199	36	—	(235)	—
Prepaid expenses and other current assets	500	16	2,002	382	1,634	(545)	3,989

Total current assets	702	10,537	51,065	34,244	34,552	(58,264)	72,836
Property and equipment, net	—	—	7,496	1,615	1,240	92	10,443
Intangible assets, net	—	3,970	—	3,288	—	—	7,258
Goodwill	—	9,044	1,935	1,344	701	—	13,024
Deferred income taxes	—	—	—	8,440	1,247	—	9,687
Deferred financing	431	2,599	3,351	—	—	—	6,381
Investment in subsidiaries	—	24,128	41,381	1,919	—	(67,428)	—
Other assets	83	—	161	19	1,532	—	1,795
Long-term intercompany receivable	5,839	—	105,567	—	—	(111,406)	—

Total assets	$7,055	$50,278	$210,956	$50,869	$39,272	$(237,006)	$121,424

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	3	—	2,272	3,212	2,658	(382)	7,763
Intercompany payable	1,099	39,060	276	14,542	—	(54,977)	—
Accrued expenses	191	(1)	8,607	1,420	5,653	(209)	15,661
Accrued interest payable	—	4,435	4,803	—	—	—	9,238
Income taxes payable	—	132	—	—	603	(235)	500
Deferred revenue	—	—	2,081	34,251	1,408	—	37,740

Total current liabilities	1,293	46,026	20,639	53,425	10,322	(55,803)	75,902
Long-term debt, net of discount	—	131,520	141,873	—	—	—	273,393
Long-term intercompany payable	—	53,964	—	57,442	—	(111,406)	—
Liability in subsidiaries	16,061	—	—	—	—	(16,061)	—
Embedded derivatives	—	9,721	10,531	—	—	—	20,252
Long-term deferred income taxes	—	—	424	—	—	—	424
Deferred revenue and other liabilities	—	1,030	7,858	5,725	2,943	—	17,556

Total Liabilities	17,354	242,261	181,325	116,592	13,265	(183,270)	387,527

Redeemable convertible preferred stock and redeemable ordinary stock
Series A redeembable convertible preferred stock	117,923	—	—	—	—	—	117,923
Series B redeemable convertible preferred stock	63,479	—	—	—	—	—	63,479
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,160	—	—	—	—	—	1,160

Total redeemable convertible preferred stock and redeemable ordinary stock	188,080	—	—	—	—	—	188,080

Stockholders’ (deficit) equity:
Ordinary stock	16,265	71	20,000	2,370	5,324	(27,765)	16,265
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	53,669	65,806	—	3,944	(123,419)	—
Accumulated (deficit) income	(223,642)	(245,723)	(56,204)	(68,414)	17,924	97,281	(478,778)
Accumulated other comprehensive (loss) income	—	—	29	321	(1,185)	167	(668)

Total stockholders’ (deficit) equity	(198,379)	(191,983)	29,631	(65,723)	26,007	(53,736)	(454,183)

Total liabilities, redeemable convertible preferred stock redeemable ordinary stock, and stockholders’ (deficit) equity	$7,055	$50,278	$210,956	$50,869	$39,272	$(237,006)	$121,424

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands)

As of February 26, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$93	$262	$8,389	$11,767	$6,999	$—	$27,510
Accounts receivable, net of allowance for doubtful accounts	—	75	7,968	18,558	10,700	(235)	37,066
Intercompany receivable	—	—	44,792	—	11,335	(56,127)	—
Inventory	—	—	7,028	798	2,925	(2,867)	7,884
Deferred income taxes	—	—	232	—	1,381	—	1,613
Income taxes receivable	—	—	146	89	—	(235)	—
Prepaid expenses and other current assets	529	47	2,085	371	2,566	(1,144)	4,454

Total current assets	622	384	70,640	31,583	35,906	(60,608)	78,527
Property and equipment, net	—	—	8,127	1,129	1,234	—	10,490
Intangible assets, net	—	2,984	40	—	—	—	3,024
Goodwill	—	6,197	1,306	1,345	743	—	9,591
Deferred income taxes	—	—	—	10,029	1,626	—	11,655
Deferred financing	654	3,689	4,873	—	—	—	9,216
Investment in subsidiaries	—	32,056	40,452	1,904	—	(74,412)	—
Other assets	583	76	345	38	1,768	—	2,810
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—

Total assets	$9,709	$45,386	$213,226	$46,028	$41,277	$(230,313)	$125,313

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,550	2,881	3,536	(1,040)	7,927
Intercompany payable	2,880	40,489	—	12,758	—	(56,127)	—
Accrued expenses	129	4	6,399	1,284	6,141	(340)	13,617
Accrued interest payable	—	4,613	4,995	—	—	—	9,608
Income taxes payable	—	132	—	—	206	(235)	103
Deferred income taxes	—	—	—	1,075	—	—	1,075
Deferred revenue	—	—	1,175	34,017	1,521	—	36,713

Total current liabilities	3,009	47,638	17,719	52,015	11,404	(57,742)	74,043
Long-term debt, net of discount	—	125,247	135,158	—	—	—	260,405
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	3,529	—	—	—	—	(3,529)	—
Embedded derivatives	—	12,424	13,460	—	—	—	25,884
Long-term deferred income taxes	—	—	232	—	—	—	232
Deferred revenue and other liabilities	—	962	6,359	5,690	2,898	—	15,909

Total liabilities	6,538	224,121	172,928	115,148	14,302	(156,564)	376,473

Redeemable convertible preferred stock and ordinary shares
Series A redeemable convertible preferred stock	109,189	—	—	—	—	—	109,189
Series B redeemable convertible preferred stock	58,776	—	—	—	—	—	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and ordinary shares	174,664	—	—	—	—	—	174,664

Stockholders’ (deficit) equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	53,669	65,742	—	4,008	(123,419)	—
Accumulated (deficit) income	(196,748)	(232,475)	(45,491)	(71,610)	16,960	77,262	(452,102)
Accumulated other comprehensive income	—	—	47	120	689	167	1,023

Total stockholders’ (deficit) equity	(171,493)	(178,735)	40,298	(69,120)	26,975	(73,749)	(425,824)

Total liabilities, redeemable convertible preferred stock redeemable ordinary stock, and stockholders’ (deficit) equity	$9,709	$45,386	$213,226	$46,028	$41,277	$(230,313)	$125,313

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

52 weeks ended February 24, 2013

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$586	$20,845	$9,115	$43,174	$—	$73,720
Service	—	300	10,037	107,324	13,774	—	131,435
Intercompany	—	46,822	77,275	31,803	18,137	(174,037)	—

Total revenue	—	47,708	108,157	148,242	75,085	(174,037)	205,155

COST OF REVENUE
Product	—	401	17,212	25,896	28,313	(41,630)	30,192
Service	—	—	27,064	3,925	23,812	—	54,801
Intercompany	—	27,026	137	104,420	1,228	(132,811)	—

Total cost of revenue	—	27,427	44,413	134,241	53,353	(174,441)	84,993

Gross profit	—	20,281	63,744	14,001	21,732	404	120,162
OPERATING EXPENSES
Research and development	—	—	25,497	1	166	—	25,664
Sales and marketing	—	—	17,141	397	16,011	—	33,549
General and administrative	813	110	15,901	503	3,539	(92)	20,774
Restructuring charges	—	1,233	3,274	—	(970)	(6)	3,531
Intercompany	—	—	(3,274)	2,262	1,012	—	—
Management fees	500	—	700	—	—	—	1,200

Total operating expenses	1,313	1,343	59,239	3,163	19,758	(98)	84,718

Profit (loss) from operations	(1,313)	18,938	4,505	10,838	1,974	502	35,444
Interest income	—	1	1	17	9	—	28
Interest expense	(209)	(23,801)	(26,007)	(6)	27	—	(49,996)
Interest income (expense), intercompany	609	(2,149)	8,114	(6,546)	(28)	—	—
Loss on extinguishment of debt	(14)	(444)	(481)	—	—	—	(939)
Gain on change in fair value for embedded derivatives	—	2,281	2,471	—	—	—	4,752
Other (expense) income, net	(10)	(54)	(361)	5	(19)	214	(225)
Other income (expense), intercompany	—	—	—	28	(28)	—	—

(Loss) income before income taxes	(937)	(5,228)	(11,758)	4,336	1,935	716	(10,936)
Provision for income taxes	—	92	71	1,374	995	—	2,532
Equity in profit (loss) in subsidiaries	(12,531)	(7,928)	923	15	—	19,521	—

Net (loss) income	$(13,468)	$(13,248)	$(10,906)	$2,977	$940	$20,237	$(13,468)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

52 weeks ended February 26, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$459	$20,503	$7,830	$43,699	$—	$72,491
Service	—	300	8,599	110,369	13,920	—	133,188
Intercompany	—	46,600	79,097	30,964	17,585	(174,246)	—

Total revenue	—	47,359	108,199	149,163	75,204	(174,246)	205,679

COST OF REVENUE
Product	—	194	15,260	26,603	30,122	(38,833)	33,346
Service	—	50	27,883	3,819	24,759	—	56,511
Intercompany	—	29,116	—	104,137	1,572	(134,825)	—

Total cost of revenue	—	29,360	43,143	134,559	56,453	(173,658)	89,857

Gross profit	—	17,999	65,056	14,604	18,751	(588)	115,822

OPERATING EXPENSES
Research and development	—	—	27,468	—	—	—	27,468
Sales and marketing	—	—	16,699	197	14,485	—	31,381
General and administrative	1,164	44	15,709	293	3,784	—	20,994
Restructuring charges	—	—	1,639	—	729	—	2,368
Intercompany	—	554	(1,639)	1,814	(729)	—	—
Management fees	500	—	700	—	—	—	1,200

Total operating expenses	1,664	598	60,576	2,304	18,269	—	83,411

Profit (loss) from operations	(1,664)	17,401	4,480	12,300	482	(588)	32,411
Interest income	—	1	2	193	9	—	205
Interest expense	(177)	(23,002)	(25,154)	—	(1)	—	(48,334)
Interest income (expense), intercompany	608	(2,189)	8,106	(6,525)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Loss on change in fair value for embedded derivatives	—	(4,259)	(4,614)	—	—	—	(8,873)
Other (expense) income, net	(9)	(51)	(273)	438	(123)	(46)	(64)
Other income (expense), intercompany	—	—	30	(1,336)	1,306	—	—

(Loss) income before income taxes	(1,332)	(12,642)	(18,012)	5,070	1,673	(634)	(25,877)
(Benefit) Provision for income taxes	—	92	110	(8,038)	961	—	(6,875)
Equity in profit (loss) in subsidiaries	(17,670)	(4,302)	1,457	16	—	20,499	—

Net (loss) income	$(19,002)	$(17,036)	$(16,665)	$13,124	$712	$19,865	$(19,002)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

52 weeks ended February 27, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$370	$20,255	$6,078	$44,401	$—	$71,104
Service	—	375	8,953	111,800	13,626	—	134,754
Intercompany	—	45,918	84,297	32,829	16,780	(179,824)	—

Total revenue	—	46,663	113,505	150,707	74,807	(179,824)	205,858

COST OF REVENUE
Product	—	185	17,501	27,546	30,708	(43,078)	32,862
Service	—	—	31,967	3,279	23,113	—	58,359
Intercompany	—	29,131	—	106,558	3,126	(138,815)	—

Total cost of revenue	—	29,316	49,468	137,383	56,947	(181,893)	91,221

Gross profit	—	17,347	64,037	13,324	17,860	2,069	114,637

OPERATING EXPENSES
Research and development	—	—	27,483	30	—	(44)	27,469
Sales and marketing	—	—	16,248	4	13,415	(24)	29,643
General and administrative	390	197	14,896	437	3,882	97	19,899
Restructuring charges	—	—	1,632	1	61	—	1,694
(Gain) on sale of business	—	(3,655)	—	—	—	—	(3,655)
Intercompany	—	—	(1,632)	1,693	(61)	—	—
Management fees	417	—	700	—	—	—	1,117

Total operating expenses	807	(3,458)	59,327	2,165	17,297	29	76,167

Profit (loss) from operations	(807)	20,805	4,710	11,159	563	2,040	38,470
Interest income	—	41	7	28	4	—	80
Interest expense	—	(20,825)	(22,903)	—	—	—	(43,728)
Interest income (expense), intercompany	608	(2,117)	8,195	(6,686)	—	—	—
Loss on extinguishment of debt	—	(1,724)	(2,027)	—	—	—	(3,751)
Loss on change in fair value for embedded derivatives	—	(142)	(155)	—	—	—	(297)
Other (expense), net	(10)	(53)	(366)	(685)	(215)	(125)	(1,454)
Other income (expense), intercompany	—	—	—	(1,398)	1,398	—	—

(Loss) income before income taxes	(209)	(4,015)	(12,539)	2,418	1,750	1,915	(10,680)
Provision (benefit) for income taxes	—	86	(189)	930	693	—	1,520
Equity in profit (loss) in subsidiaries	(11,991)	(9,806)	2,391	15	—	19,391	—

Net (loss) income	$(12,200)	$(13,907)	$(9,959)	$1,503	$1,057	$21,306	$(12,200)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

Twelve-month period ended February 24, 2013

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net (loss) income	$(13,468)	$(13,248)	$(10,906)	$2,977	$940	$20,237	$(13,468)
Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(18)	201	(1,871)	—	(1,688)
Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	—	—	—	—	(3)	—	(3)

Comprehensive (loss) income	$(13,468)	$(13,248)	$(10,924)	$3,178	$(934)	$20,237	$(15,159)

Twelve-month period ended February 26, 2012

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net (loss) income	$(19,002)	$(17,036)	$(16,665)	$13,124	$712	$19,865	$(19,002)
Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(46)	(33)	106	—	27
Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	—	—	—	—	(4)	—	(4)

Comprehensive (loss) income	$(19,002)	$(17,036)	$(16,711)	$13,091	$814	$19,865	$(18,979)

52 weeks ended February 27, 2011

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net (loss) income	$(12,200)	$(13,907)	$(9,959)	$1,503	$1,057	$21,306	$(12,200)
Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(9)	(59)	1,326	—	1,258
Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $2 and $2	—	—	—	—	22	—	22

Comprehensive (loss) income	$(12,200)	$(13,907)	$(9,968)	$1,444	$2,405	$21,306	$(10,920)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

Twelve-month period ended February 24, 2013

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Operating activities
Cash flows provided by (used in) operating activities, net of acquisition:
Net (loss) income	$(13,468)	$(13,248)	$(10,906)	$2,977	$940	$20,237	$(13,468)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	381	5,141	635	966	(92)	7,031
Amortization of deferred financing cost and debt discount	209	5,380	6,144	—	—	—	11,733
Stock-based compensation	—	—	186	—	30	—	216
Non-cash portion of restructuring charges	—	—	393	—	—	—	393
Deferred tax expense				443	171		614
Provision for doubtful accounts	—	—	1	(93)	(1)	—	(93)
Inventory provision	—	—	1,723	(254)	(657)	—	812
Loss on extinguishment of debt	14	444	481	—	—	—	939
Premium on excess cash flow payment	—	(480)	(519)	—	—	—	(999)
Gain on change in fair value of embedded derivatives	—	(2,281)	(2,471)	—	—	—	(4,752)
Loss on retirement of property and equipment	—	—	72	—	—	—	72
Interest payable-in-kind	—	4,133	4,478	—	—	—	8,611
Equity in profit (loss) subsidiaries	12,531	7,928	(923)	(15)	—	(19,521)	—
Changes in assets and liabilities:
Accounts receivable	—	(26)	(1,218)	(1,093)	1,369	(190)	(1,158)
Inventory	—	—	(1,578)	103	1,428	(404)	(451)
Prepaid expenses and other current assets	29	31	84	92	794	(600)	430
Accounts payable	80	4,284	(7,854)	4,644	(1,561)	438	31
Accrued expenses	62	194	4,814	(3,087)	284	132	2,399
Accrued Interest	—	(177)	(193)	—	—	—	(370)
Income taxes payable	—	—	(482)	53	385	—	(44)
Deferred revenue	—	—	963	(1,510)	214	—	(333)
Other long-term assets and liabilities	500	(72)	2,837	(552)	(336)	—	2,377

Net cash provided by (used in) operating activities	(43)	6,491	1,173	2,343	4,026	—	13,990

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(5,394)	(3)	(852)	—	(6,249)
Acquisition of business, net of cash acquired of $34	—	(4,069)	(525)	(2,265)	38	—	(6,821)
Acquisition of other long-term assets	—	(142)	—	—	—	—	(142)

Net cash used in investing activities	—	(4,211)	(5,919)	(2,268)	(814)	—	(13,212)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(2,398)	(2,597)	—	—	—	(4,995)

Net cash used in financing activities	—	(2,398)	(2,597)	—	—	—	(4,995)

Effect of exchange rate changes on cash	—		(115)	83	(1,098)	—	(1,130)

Net (decrease) increase in cash and cash equivalents	(43)	(118)	(7,458)	158	2,114	—	(5,347)
Cash and cash equivalents at beginning of period	93	262	8,389	11,767	6,999	—	27,510

Cash and cash equivalents at end of period	$50	$144	$931	$11,925	$9,113	$—	$22,163

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

Twelve-month period ended February 26, 2012

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Operating activities
Cash flows provided by (used in) operating activities:
Net (loss) income	$(19,002)	$(17,036)	$(16,665)	$13,124	$712	$19,865	$(19,002)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	90	6,097	387	916	—	7,490
Amortization of deferred financing cost and debt discount	177	4,798	5,526	—	—	—	10,501
Stock-based compensation	—	—	297	—	39	—	336
Deferred tax (income) expense	—	—	—	(8,954)	369	—	(8,585)
Provision for doubtful accounts	—	—	7	118	(4)	—	121
Inventory provision	—	—	546	48	122	—	716
Loss on extinguishment of debt	90	543	589	—	—	—	1,222
Premium on excess cash flow payment	—	(480)	(519)	—	—	—	(999)
Loss on change in fair value of embedded derivatives	—	4,260	4,613	—	—	—	8,873
Loss on sale of asset	—	—	13	—	—	—	13
Loss on retirement of property and equipment	—	—	144	—	—	—	144
Loss on abandoned patents		45					45
Interest payable-in-kind	—	3,785	4,086	—	—	—	7,871
Equity in profit (loss) subsidiaries	17,670	4,302	(1,457)	(16)	—	(20,499)	—
Changes in assets and liabilities:
Accounts receivable	—	—	(1,318)	1,757	308	235	982
Inventory	—	—	(1,605)	249	(1,245)	589	(2,012)
Prepaid expenses and other current assets	(29)	69	303	(100)	(1,247)	920	(84)
Accounts payable	1,554	(14,924)	7,587	6,683	661	(957)	604
Accrued expenses	(188)	(30)	397	(20)	303	(153)	309
Accrued interest	—	(490)	(527)	—	—	—	(1,017)
Income taxes payable	—	—	18	(17)	(143)	—	(142)
Deferred revenue	—	—	659	(612)	(84)	—	(37)
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—
Other long-term assets and liabilities	63	(179)	1,577	(340)	(53)	—	1,068

Net cash provided by (used in) operating activities	335	2,181	10,368	(5,121)	654	—	8,417

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(3,233)	—	(432)	—	(3,665)
Proceeds from the disposition of property and equipment	—	—	19	—	—	—	19
Acquisition of other long-term assets	—	(100)	—	—	—	—	(100)

Net cash used in investing activities	—	(100)	(3,214)	—	(432)	—	(3,746)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(2,399)	(2,598)	—	—	—	(4,997)
Payment of debt and equity issuance fees	(264)	—	(44)	—	—	—	(308)
Proceeds from the exercise of stock options	2	—	—	—	—	—	2
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing	—	10,999	—	(10,999)	—	—	—

Net cash used in financing activities	(262)	(2,399)	(2,642)	—	—	—	(5,303)

Effect of exchange rate changes on cash	—	—	58	58	(74)	—	42

Net (decrease) increase in cash and cash equivalents	73	(318)	4,570	(5,063)	148	—	(590)
Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$93	$262	$8,389	$11,767	$6,999	$—	$27,510

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS — (Continued)

(Dollars in thousands)

Twelve-month period ended February 27, 2011

CONSOLIDATING STATEMENT OF CASH FLOW

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Operating activities
Cash flows (used in) provided by operating activities:
Net (loss) income	$(12,200)	$(13,907)	$(9,959)	$1,503	$1,057	$21,306	$(12,200)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	133	7,380	426	1,159	18	9,116
Amortization of deferred financing cost and debt discount	—	3,918	4,548	—	—	—	8,466
Stock-based compensation	—	—	384	9	75	—	468
Deferred tax income	—	—	(828)	(1,288)	(47)	—	(2,163)
Provision for doubtful accounts	—	—	(18)	270	(89)	—	163
Inventory provision	—	—	1,472	(541)	28	—	959
Loss on extinguishment of debt	—	1,724	2,027	—	—	—	3,751
Loss on change in fair value of embedded derivatives	—	142	155	—	—	—	297
(Gain) from sale of subsidiary	—	(3,655)	—	—	—	—	(3,655)
Loss on sale of asset	—	—	27	—	—	—	27
Loss on retirement of property and equipment	—	—	482	—	—	—	482
Interest payable-in-kind	—	3,170	3,390	—	—	—	6,560
Equity in profit (loss) subsidiaries	11,991	9,806	(2,391)	(15)	—	(19,391)	—
Changes in assets and liabilities:
Accounts receivable	—	(75)	3,149	3,083	(2,317)	—	3,840
Inventory	—	—	(3,055)	1,468	1,329	(2,057)	(2,315)
Prepaid expenses and other current assets	(500)	(9)	715	(240)	1,599	(354)	1,211
Accounts payable	1,464	4,031	(7,113)	(59)	561	395	(721)
Accrued expenses	325	(20)	167	(263)	(342)	83	(50)
Accrued interest	—	3,713	4,022	—	—	—	7,735
Income taxes payable	—	12	22	57	93	—	184
Deferred revenue	—	—	(1,172)	(3,735)	(657)	—	(5,564)
Other long-term assets and liabilities	27	(832)	2,593	1,132	238	—	3,158

Net cash provided by operating activities	1,107	8,151	5,997	1,807	2,687	—	19,749

Investing activities
Cash flows (used in) provided by investing activities:
Acquisition of property and equipment	—	—	(5,280)	(262)	(696)	—	(6,238)
Proceeds from sale of subsidiary	—	3,555	—	—	—	—	3,555
Acquisition of other long lived assets	—	(86)	—	—	—	—	(86)

Net cash (used in) provided by investing activities	—	3,469	(5,280)	(262)	(696)	—	(2,769)

Financing activities
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	99,495	107,786	—	—	—	207,281
Payments on long-term debt	—	(105,359)	(112,641)	—	—	—	(218,000)
Payment of debt and equity issuance fees	(1,218)	(5,189)	(7,108)	—	—	—	(13,515)
Proceeds (payments) on intercompany financing	—	—	15,000	(15,000)	—	—	—
Proceeds from revolving credit facility	—	—	8,000	—	—	—	8,000
Payments on revolving credit facility	—	—	(30,000)	—	—	—	(30,000)

Net cash used in financing activities	(1,218)	(11,053)	(18,963)	(15,000)	—	—	(46,234)

Effect of exchange rate changes on cash	—	8	(129)	(13)	720	—	586

Net (decrease) increase in cash and cash equivalents	(111)	575	(18,375)	(13,468)	2,711	—	(28,668)
Cash and cash equivalents at beginning of period	131	5	22,194	30,298	4,140	—	56,768

Cash and cash equivalents at end of period	$20	$580	$3,819	$16,830	$6,851	$—	$28,100

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands, except per share data)

NOTE 20 — SUBSEQUENT EVENTS

On April 30, 2013, pursuant to the Subscription and Shareholders Agreement dated April 8, 2010, the Company issued to the Lien 2 debt holders (the “Lien 2 holders”) additional ordinary stock and additional preferred stock, each equal to 7.5% of the total issued stock of each respective class, as in issue immediately after the closing of the April 8, 2010 refinancing. An aggregate total of 3,324,059.20 Series B ordinary shares and 756,986.00 Series B preferred shares were issued to the Lien 2 holders.

In addition, on April 30, 2013, pursuant to the Subscription and Shareholders Agreement, the Company issued to the Note Purchaser Shareholders (as defined in the Subscription and Shareholders Agreement) additional ordinary stock and additional preferred stock, each equal to 0.83% of the ordinary and preferred stock issued to them in connection with the April 2010 refinancing. An aggregate total of 367,862.57 Series B ordinary shares and 83,773.11 Series B preferred shares were issued to the Note Purchaser Shareholders.